SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 YPF S.A.’s Consolidated Financial Statements as of December  31, 2025, 2024 and 2023 (US$).

ITEM	2 YPF S.A.’s Consolidated Financial Statements as of December 31, 2025, 2024 and 2023 (AR$).

Item 1

YPF SOCIEDAD ANONIMA

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023

CONTENT

F - 1
YPF SOCIEDAD ANONIMA
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ARCA	Collection Customs and Control Agency (Agencia de Recaudación y Control Aduanero) (formerly “AFIP”)
Argentina LNG	Argentina LNG S.A.U.
Associate	Company over which YPF has significant influence as provided for in IAS 28 “Investments in associates and joint ventures”
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine basin (cuenca Argentina Norte)
CDS	Central Dock Sud S.A.
CENCH	Hydrocarbon Unconventional Exploitation Concessions
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	CT Barragán S.A.
Eleran	Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
ENRE	National Electricity Regulatory Agency
FOB	Free on board
Gas Austral	Gas Austral S.A.
GPA	Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IPC	Consumer Price Index (Índice de Precios al Consumidor) published by INDEC
JO	Joint operation (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MEGA	Compañía Mega S.A.
Metroenergía	Metroenergía S.A.
Metrogas	Metrogas S.A.
MINEM	Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas basin (cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
OLCLP	Oleoducto Loma Campana - Lago Pellegrini S.A.U.
Oldelval	Oleoductos del Valle S.A.
OPESSA	Operadora de Estaciones de Servicios S.A.
OTA	OleoductoTrasandino (Argentina) S.A.
OTAMERICA	OTAMERICA Ebytem S.A. (former corporate name “Oiltalking Ebytem S.A.”)
OTC	OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Profertil S.A.
PSAR	Performance stock appreciation rights
Refinor	Refinería del Norte S.A.
RQT	Quinquennial Tariff Review (Revisión Quinquenal Tarifaria)
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SC Gas	SC Gas S.A.U.
SE	Secretariat of Energy (Secretaría de Energía) (formerly “MINEM” and “SGE”)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sur Inversiones Energéticas	Sur Inversiones Energéticas S.A.U.
Sustentator	Sustentator S.A.
Termap	Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
VMI	Vaca Muerta Inversiones S.A.U.
VMOS	VMOS S.A.
WEM	Wholesale Electricity Market
YPF Brasil	YPF Brasil Comércio Derivado de Petróleo Ltda
YPF Chile	YPF Chile S.A.
YPF EE	YPF Energía Eléctrica S.A.
YPF Gas	YPF Gas S.A.
YPF or the Company	YPF S.A.
YPF Perú	YPF E&P Perú S.A.C.
YPF Ventures	YPF Ventures S.A.U.
Y-TEC	YPF Tecnología S.A.
Y-LUZ	Y-LUZ Inversora S.A.U. controlled by YPF EE

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YPF SOCIEDAD ANONIMA

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 49 beginning on January 1, 2025.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991, under No. 404 of the Book 108 of Corporations, Volume A, with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109 of the Book 113 of Corporations, Volume A, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

January 26, 2024, registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024, under No. 4,735, Book 116 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of United States dollars)

	Notes	2025	2024	2023
ASSETS
Non-current assets
Intangible assets	7	1,068	491	367
Property, plant and equipment	8	19,085	18,736	17,712
Right-of-use assets	9	537	743	631
Investments in associates and joint ventures	10	1,610	1,960	1,676
Deferred income tax assets, net	18	9	330	18
Other receivables	13	648	337	158
Trade receivables	14	5	1	31
Investments in financial assets	15	-	-	8

Total non-current assets		22,962	22,598	20,601

Current assets
Assets held for sale	11	1,019	1,537	-
Inventories	12	1,447	1,546	1,683
Contract assets	25	3	30	10
Other receivables	13	1,159	552	381
Trade receivables	14	1,654	1,620	973
Investments in financial assets	15	262	390	264
Cash and cash equivalents	16	933	1,118	1,123

Total current assets		6,477	6,793	4,434

TOTAL ASSETS		29,439	29,391	25,035

SHAREHOLDERS’ EQUITY
Capital		3,921	3,922	3,919
Treasury shares		12	11	14
Share-based benefit plans		7	3	1
Acquisition cost of treasury shares		(35)	(28)	(30)
Share trading premiums		(44)	(42)	(40)
Issuance premiums		640	640	640
Legal reserve		787	787	787
Reserve for future dividends		-	-	226
Reserve for investments		6,587	4,236	5,325
Reserve for purchase of treasury shares		33	36	35
Other comprehensive income		(338)	(331)	(684)
Unappropriated retained earnings and losses		(756)	2,418	(1,244)

Shareholders’ equity attributable to shareholders of the parent company		10,814	11,652	8,949

Non-controlling interest		230	218	102

TOTAL SHAREHOLDERS’ EQUITY		11,044	11,870	9,051

LIABILITIES
Non-current liabilities
Provisions	17	610	1,084	2,660
Contract liabilities	25	180	114	34
Deferred income tax liabilities, net	18	373	90	1,242
Income tax liability	18	830	2	4
Taxes payable	19	18	-	-
Salaries and social security	20	63	34	-
Lease liabilities	21	273	406	325
Loans	22	8,226	7,035	6,682
Other liabilities	23	373	74	112
Accounts payable	24	6	6	5

Total non-current liabilities		10,952	8,845	11,064

Current liabilities
Liabilities directly associated with assets held for sale	11	1,181	2,136	-
Provisions	17	229	116	181
Contract liabilities	25	117	73	69
Income tax liability	18	73	126	31
Taxes payable	19	217	247	139
Salaries and social security	20	336	412	210
Lease liabilities	21	298	370	341
Loans	22	2,355	1,907	1,508
Other liabilities	23	399	410	122
Accounts payable	24	2,238	2,879	2,319

Total current liabilities		7,443	8,676	4,920

TOTAL LIABILITIES		18,395	17,521	15,984

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		29,439	29,391	25,035

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARÍN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of United States dollars, except per share information expressed in United States dollars)

	Notes	2025	2024	2023
Net income

Revenues	25	18,448	19,293	17,311
Costs	26	(13,348)	(13,910)	(13,853)

Gross profit		5,100	5,383	3,458

Selling expenses	27	(2,088)	(2,132)	(1,804)
Administrative expenses	27	(830)	(836)	(705)
Exploration expenses	27	(116)	(239)	(61)
Reversal / (Impairment) of property, plant and equipment and inventories write-down	8-26	4	(87)	(2,288)
Other net operating results	28	(330)	(609)	152

Operating profit / (loss)		1,740	1,480	(1,248)

Income from equity interests in associates and joint ventures	10	122	396	94

Financial income	29	105	134	334
Financial costs	29	(1,087)	(1,169)	(1,149)
Other financial results	29	30	179	311

Net financial results	29	(952)	(856)	(504)

Net profit / (loss) before income tax		910	1,020	(1,658)

Income tax	18	(1,709)	1,373	381

Net (loss) / profit for the year		(799)	2,393	(1,277)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(258)	(103)	(442)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		190	527	221
Gains / (losses) reclassified to profit or loss due to the acquisition and/or disposal of subsidiaries, associates and joint ventures		46	-	-

Other comprehensive income for the year		(22)	424	(221)

Total comprehensive income for the year		(821)	2,817	(1,498)

Net (loss) / profit for the year attributable to:
Shareholders of the parent company		(826)	2,348	(1,312)
Non-controlling interest		27	45	35
Other comprehensive income for the year attributable to:
Shareholders of the parent company		(7)	353	(190)
Non-controlling interest		(15)	71	(31)
Total comprehensive income for the year attributable to:
Shareholders of the parent company		(833)	2,701	(1,502)
Non-controlling interest		12	116	4
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	(2.11)	5.99	(3.35)

(1)	Results generated by subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1).

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARÍN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of United States dollars)

	Shareholders’ contributions						Retained earnings (4)						Equity attributable to
	Capital	Treasury shares	Share- based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income (1)	Unappropriated retained earnings and losses	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance as of December 31, 2022	3,915	18	2	(30)	(38)	640	787	-	-	-	(494)	5,654	10,454	98	10,552
Accrual of share-based benefit plans (3)	-	-	3	-	-	-	-	-	-	-	-	-	3	-	3
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement of share-based benefit plans	4	(4)	(4)	-	(2)	-	-	-	-	-	-	-	(6)	-	(6)
Appropriation to reserves (5)	-	-	-	-	-	-	-	226	5,325	35	-	(5,586)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(190)	-	(190)	(31)	(221)
Net (loss) / profit	-	-	-	-	-	-	-	-	-	-	-	(1,312)	(1,312)	35	(1,277)

Balance as of December 31, 2023	3,919	14	1	(30)	(40)	640	787	226	5,325	35	(684)	(1,244)	8,949	102	9,051

Accrual of share-based benefit plans (3)	-	-	7	-	-	-	-	-	-	-	-	-	7	-	7
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement of share-based benefit plans	3	(3)	(5)	2	(2)	-	-	-	-	-	-	-	(5)	-	(5)
Release of reserves and absorption of accumulated losses (5)	-	-	-	-	-	-	-	(226)	(5,325)	(35)	-	5,586	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-	-	4,236	36	-	(4,272)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	353	-	353	71	424
Net profit	-	-	-	-	-	-	-	-	-	-	-	2,348	2,348	45	2,393

Balance as of December 31, 2024	3,922	11	3	(28)	(42)	640	787	-	4,236	36	(331)	2,418	11,652	218	11,870

HORACIO DANIEL MARIN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of United States dollars)

	Shareholders’ contributions						Retained earnings (4)						Equity attributable to
	Capital	Treasury shares	Share- based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income (1)	Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance as of December 31, 2024	3,922	11	3	(28)	(42)	640	787	-	4,236	36	(331)	2,418	11,652	218	11,870
Accrual of share-based benefit plans (3)	-	-	15	-	-	-	-	-	-	-	-	-	15	-	15
Repurchase of treasury shares	(3)	3	-	(10)	-	-	-	-	-	-	-	-	(10)	-	(10)
Settlement of share-based benefit plans	2	(2)	(11)	3	(2)	-	-	-	-	-	-	-	(10)	-	(10)
Release of reserves (5)	-	-	-	-	-	-	-	-	(4,236)	(36)	-	4,272	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-	-	6,587	33	-	(6,620)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(7)	-	(7)	(15)	(22)
Net (loss) / profit	-	-	-	-	-	-	-	-	-	-	-	(826)	(826)	27	(799)

Balance as of December 31, 2025	3,921	12	7	(35)	(44)	640	787	-	6,587	33	(338)	(756)	10,814	230	11,044

(1)

Includes (2,351), (1,976) and (1,873) as of December 31, 2025, 2024 and 2023, respectively, related to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 2,013, 1,645 and 1,189 as of December 31, 2025, 2024 and 2023, respectively, related to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1).

(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 37.
(4)	Includes 35, 70 and 70 restricted to the distribution of retained earnings as of December 31, 2025, 2024 and 2023, respectively. See Note 31.
(5)	As decided in the Shareholders’ Meeting on April 30, 2025, April 26, 2024 and April 28, 2023 for the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARÍN

President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of United States dollars)

	2025	2024	2023
Cash flows from operating activities
Net (loss) / profit	(799)	2,393	(1,277)
Adjustments to reconcile net (loss) / profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(122)	(396)	(94)
Depreciation of property, plant and equipment	2,857	2,446	3,016
Amortization of intangible assets	61	43	37
Depreciation of right-of-use assets	286	270	220
Retirement of property, plant and equipment and intangible assets and consumption of materials	680	620	383
Charge on income tax	1,709	(1,373)	(381)
Net increase in provisions	817	748	426
(Reversal) / Impairment of property, plant and equipment and inventories write-down	(4)	87	2,288
Effect of changes in exchange rates, interest and others	963	613	709
Share-based benefit plans	15	7	3
Result from sale of assets	(219)	(6)	-
Result from changes in fair value of assets held for sale	418	260	-
Result from revaluation of companies	(45)	-	-
Result from sale of companies	(335)	-	-
Other insurance income	-	(5)	-
Changes in assets and liabilities:
Trade receivables	(359)	(808)	(178)
Other receivables	(430)	(540)	(178)
Inventories	94	127	44
Accounts payable	(280)	702	736
Taxes payable	15	141	74
Salaries and social security	(3)	279	231
Other liabilities	(392)	219	66
Decrease in provisions due to payment/use	(166)	(171)	(491)
Contract assets	18	(23)	(12)
Contract liabilities	84	88	25
Dividends received	224	174	276
Proceeds from collection of profit loss insurance	5	-	-
Income tax payments	(133)	(26)	(10)

Net cash flows from operating activities (1) (2)	4,959	5,869	5,913

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(5,077)	(5,392)	(5,673)
Additions of assets held for sale	(46)	(269)	-
Contributions and acquisitions of interests in associates and joint ventures	(85)	-	(5)
Acquisitions from business combinations net of cash and cash equivalents	(767)	-	-
Proceeds from sales of financial assets	221	229	583
Payments from purchase of financial assets	(74)	(255)	(337)
Interests received from financial assets	4	34	85
Proceeds from concessions, assignment agreements and sale of assets	297	142	15

Net cash flows used in investing activities	(5,527)	(5,511)	(5,332)

Financing activities: (3)
Payments of loans	(2,871)	(2,102)	(1,396)
Payments of interests	(670)	(707)	(623)
Proceeds from loans	4,481	2,967	2,667
Account overdrafts, net	4	(48)	(3)
Repurchase of treasury shares	(10)	-	-
Payments of leases	(406)	(400)	(359)
Payments of interests in relation to income tax	(11)	(3)	(8)

Net cash flows from / (used in) financing activities	517	(293)	278

Effect of changes in exchange rates on cash and cash equivalents	(134)	(70)	(509)

(Decrease) / Increase in cash and cash equivalents	(185)	(5)	350

Cash and cash equivalents at the beginning of the fiscal year	1,118	1,123	773
Cash and cash equivalents at the end of the fiscal year	933	1,118	1,123

(Decrease) / Increase in cash and cash equivalents	(185)	(5)	350

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is disclosed separately in this statement.
(2)

Includes 88, 135 and 193 for the fiscal years ended December 31, 2025, 2024 and 2023, respectively, for payments of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2025	2024	2023
Unpaid acquisitions of property, plant and equipment and intangible assets	554	486	434
Unpaid additions of assets held for sale	1	18	-
(Reversal) / Costs of hydrocarbon wells abandonment	(219)	169	507
Additions of right-of-use assets	216	444	404
Capitalization of depreciation of right-of-use assets	57	61	68
Capitalization of financial accretion for lease liabilities	8	10	13
Capitalization in associates and joint ventures	12	-	-
Contract liabilities arising from company acquisitions	14	-	-
Receivables from the sale of non-cash-settled assets	458	-	-
Unpaid receivables from the sale of companies	396	-	-

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARIN

President

F - 8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the Autonomous City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading positions in the local market for Upstream, Midstream, Downstream, LNG, Integrated Gas and New Energies businesses in Argentina.

Structure and organization of the Group’s business

As of December 31, 2025, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Midstream and Downstream

-	LNG and Integrated Gas

-	New Energies

-	Central Administration and Others

Activities covered by each business segment are detailed in Note 5. The following table presents the main companies of the Group as of December 31, 2025, by business segment:

Entity	Country	Main business	% of ownership of capital stock (1)	Relationship

Upstream
Eleran	Spain	Hydrocarbon exploration through the subsidiary YPF E&P Bolivia S.A. (7)	100%	Subsidiary
SC Gas (4)	Argentina	Hydrocarbon exploitation	100%	Subsidiary
VMI (4)	Argentina	Hydrocarbon exploitation	100%	Subsidiary

Midstream and Downstream
OPESSA	Argentina	Gas stations	99.99%	Subsidiary
OLCLP (4)	Argentina	Hydrocarbon transportation	100%	Subsidiary
Refinor (4)	Argentina	Industrialization and commercialization of hydrocarbons	100%	Subsidiary
OTA	Argentina	Hydrocarbon transportation	36%	Joint venture
OTC	Chile	Hydrocarbon transportation	36%	Joint venture
Oldelval	Argentina	Hydrocarbon transportation	37%	Associate
OTAMERICA	Argentina	Hydrocarbon transportation	30%	Associate
Termap	Argentina	Hydrocarbon transportation	33.15%	Associate
VMOS (3) (5)	Argentina	Hydrocarbon transportation	24.49%	Associate
YPF Gas	Argentina	Commercialization of LPG	33.99%	Associate

LNG and Integrated Gas
YPF Chile	Chile	Commercialization of natural gas	100%	Subsidiary
Argentina LNG	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
Sur Inversiones Energéticas	Argentina	Industrialization and commercialization of LNG through Southern Energy S.A. associate.	100%	Subsidiary
MEGA	Argentina	Separation of natural gas liquids and their fractionation	38%	Joint venture

New Energies
Metrogas (2)	Argentina	Distribution of natural gas	70%	Subsidiary
Metroenergía	Argentina	Commercialization of natural gas	71.50%	Subsidiary
Y-TEC	Argentina	Research and development of technology	51%	Subsidiary
YPF Ventures	Argentina	Corporate investments	100%	Subsidiary
YPF EE	Argentina	Generation of electric power	75%	Joint venture
CT Barragán	Argentina	Generation of electric power	50%	Joint venture
CDS (6)	Argentina	Generation of electric power	10.25%	Associate

Central Administration and Others
AESA	Argentina	Engineering and construction services	100%	Subsidiary
YPF Digital	Argentina	Digital development services and solutions	100%	Subsidiary

(1)	Held directly by YPF and indirectly through its subsidiaries.
(2)	See Note 35.c.3) “Note from ENARGAS related to YPF’s equity interest in Metrogas” section.
(3)

In December 2024, YPF together with Pan American Sur S.A., Vista Energy S.A.U. and Pampa Energía S.A. signed a shareholders’ agreement to form a new company, VMOS which main purpose is the construction of the “Vaca Muerta Sur Project”, an oil transportation infrastructure project. VMOS has granted stock options to Pluspetrol S.A., Chevron Argentina S.R.L., CDC ApS, Shell Compañía Argentina de Petróleo S.A., Shell Overseas Investments B.V., Gas y Petróleo del Neuquén S.A. and Tecpetrol S.A. During 2025, the aforementioned companies have exercised such stock options becoming shareholders of VMOS.

(4)	See Note 3.
(5)	See Note 34.d).
(6)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE.
(7)

In 2025, drilling of the committed exploratory well in the Charagua block in Bolivia concluded, resulting in a dry well. As of the date of issuance of these consolidated financial statements, all contractual commitments associated with said concession have been fulfilled.

HORACIO DANIEL MARÍN

President

F - 9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The consolidated financial statements of the Company for the fiscal year ended December 31, 2025 are presented in accordance with the IFRS as issued by the IASB. The fiscal year of the Company begins on January 1 and ends on December 31 of each year.

2.b) Material accounting policies

2.b.1) Basis of preparation and presentation

Functional currency

YPF’s functional currency is the U.S. dollar, which has been determined pursuant to the guidelines set out in IAS 21 “The effects of changes in foreign exchange rates”.

Transactions in currencies other than the functional currency of the Company are considered as transactions in foreign currency and are initially recognized in the functional currency using the exchange rate at the date of the transaction (or, for practical reasons, and when the exchange rate has not changed significantly, the average exchange rate of each month). At the end of each reporting period, or at the date of settlement: (i) monetary items in foreign currency are translated at the exchange rate on such date and the exchange differences arising from such translation are recognized in the “Net financial results” line item in the statement of comprehensive income for the period in which they arise; and (ii) non-monetary items in foreign currency which are measured in terms of its historical cost, as well as results, are valued in functional currency using the exchange rate at the date of the transaction.

The effects of translating the results and financial position of subsidiaries, associates and joint ventures with functional currency other than the U.S. dollar are recorded in the “Other comprehensive income” line item in the statement of comprehensive income for the period in which they arise.

In the event of total or partial disposal of a subsidiary (resulting in loss of control), an associate or a joint venture whose functional currency is not the U.S. dollar, the translation differences accumulated in the “Other comprehensive income” account in the statement of changes in shareholders’ equity are reclassified to profit or loss for the period. In the event of partial disposal of a subsidiary not resulting in loss of control, the proportionate share of the accumulated translation differences is reclassified to the “non-controlling interest” account in the statement of changes in shareholders’ equity.

Presentation currency

The information included in these consolidated financial statements is presented in U.S. dollars, which is the Company’s functional currency.

The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on February 26, 2026.

HORACIO DANIEL MARÍN

President

F - 10
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Financial information of subsidiaries, associates and joint ventures with a functional currency of a hyperinflationary economy

Under IAS 29 “Financial reporting in hyperinflationary economies”, the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy have to be restated in terms of the measuring unit current (“inflation-adjusted currency”) at the end of the reporting period.

IAS 29 describes certain quantitative and qualitative factors to be considered to determine whether or not an economy is hyperinflationary. Based on such evaluation, it was concluded that the application of adjustment for inflation had to be resumed; and Law No. 27,468 published in the BO on December 4, 2018, established that annual, for interim and special periods financial statements closing on or after December 31, 2018, are to be filed with the CNV in inflation-adjusted currency, as set out in IAS 29.

Financial statements of subsidiaries with a functional currency of a hyperinflationary economy are restated in compliance with IAS 29 before they are included in the consolidated financial statements of their parent company whose functional currency is of a non-hyperinflationary economy (U.S. dollar in the case of YPF), without restating the comparative figures.

Subsequently, the results and financial position of such subsidiaries are translated into U.S. dollars at the exchange rate at the closing date of their financial statements. The effect of restatement of comparative figures, which are presented as amounts in inflation-adjusted currency in the financial statements of the previous fiscal year, and which are not adjusted to reflect subsequent variations in general levels of prices or exchange rates are recognized in the “Result from net monetary position in subsidiaries, associates and joint ventures” line under the “Other comprehensive income” line item in the statement of comprehensive income.

These criteria are also applied by the Group for its investments in associates and joint ventures.

When an economy ceases to be hyperinflationary and, therefore, the entity no longer restates its financial statements according to IAS 29, it will use as historical costs the amounts restated to the inflation-adjusted currency at the date the entity ceased restating its financial statements.

Current and non-current classification

The presentation in the statement of financial position makes a distinction between current and non-current assets and liabilities, according to the activities’ operating cycle.

Current assets and liabilities include assets and liabilities that are realized or settled in the 12-month period following the end of the reporting period. All other assets and liabilities are classified as non-current.

Accounting criteria

These consolidated financial statements have been prepared under the historical cost approach, except for financial assets measured at fair value through profit or loss (see Note 2.b.7)).

Non-monetary assets and liabilities of subsidiaries with the peso as functional currency were restated to the closing currency.

Consolidation policies

The Group consolidates in the financial statements all subsidiaries over which it exercises control and eliminates intragroup balances and transactions, which are those between consolidated entities. The Group controls an entity when it is exposed to or is entitled to the variable returns arising from its interest in the entity and has the ability to affect those returns through its power over the entity, as defined in IFRS 10.

HORACIO DANIEL MARÍN

President

F - 11
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

For the consolidation, the most recent financial statements available of the subsidiaries as of the end of each period are used, considering significant subsequent events and transactions and/or available management information and the transactions between YPF and the subsidiaries that would have produced changes in the equity of the latter. The issuance date of the most recent financial statements of certain companies of the Group may differ from the issuance date of those of YPF, mainly for administrative reasons. Additionally, the accounting principles and criteria used by these companies have been homogenized, where appropriate, with those used by YPF, with the aim of presenting the consolidated financial statements based on uniform measurement and presentation standards.

The Company holds 100% of capital of the consolidated companies, with the exception of the holdings in Y-TEC (51%), Metrogas (70%) and OPESSA (99.99%) (see Note 1). The Company concluded that there are no significant non-controlling interests requiring the disclosure of additional information, as set out in IFRS 12 “Disclosure of interests in other entities”.

Joint operations

Interests in JO and other agreements defined as joint operations when the parties have rights to the assets and obligations for the liabilities relating to the joint arrangement, have been recognized on the basis of the share of assets, liabilities, income and expenses related to each joint arrangement in accordance with IFRS 11, and are presented in the statement of financial position and in the statement of comprehensive income, depending on their specific nature. The main JO and other agreements are described in Note 30.

Business combinations

The Group analyzes whether the assets acquired and liabilities assumed in a purchase transaction qualify as a business combination in accordance with IFRS 3 “Business combinations”. Business combinations are accounted for using the acquisition method, which requires, among others, the recognition and measurement at fair value of the identifiable assets acquired, the liabilities assumed and any non-controlling interest. The excess of the consideration transferred over such fair value is recognized as goodwill and the shortfall as a gain in profit or loss for the period.

In a business combination achieved in stages, the carrying amount of the previous interest in the acquiree is measured at fair value at the acquisition date, and the resulting gain or loss, if any, is recognized in profit or loss for the period. Likewise, the translation differences accumulated in the “Other comprehensive income” account in the statement of changes in shareholders’ equity recognized by the previous interest in the acquiree are reclassified to profit or loss for the period.

When the assets acquired are not a business, the Group accounts for the transaction as the acquisition of an asset.

2.b.2) Intangible assets

Intangible assets are initially recognized at cost. After initial recognition, the asset is carried at its cost less amortization and any impairment loss, in accordance with the cost model under IAS 38 “Intangible assets”.

The estimated useful life and the amortization method of each class of intangible asset are revised annually at the end of each fiscal year and, if appropriate, are adjusted prospectively. The recoverability of these assets is revised as set out in Note 2.b.5).

The Group has no intangible assets with indefinite useful lives as of December 31, 2025, 2024 and 2023.

The main intangible assets of the Group are as follows:

Service concessions

The Group classifies hydrocarbon transportation concessions granted under the Hydrocarbons Law and meeting the conditions established in IFRIC 12 “Service concession arrangements” as intangible assets (see Note 35.a.1)). These assets are amortized using the straight-line method throughout the term of said concessions.

HORACIO DANIEL MARÍN

President

F - 12
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Hydrocarbon transportation concessions that do not meet the conditions established in IFRIC 12, mainly those concessions granted after Decree No. 115/2019, are classified in the “Property, plant and equipment” line item in the statement of financial position (see Note 35.a.1)).

Exploration rights and hydrocarbon resources

Exploration rights and hydrocarbon resources include all the activities required for the search for hydrocarbons, costs associated with the acquisition of exploration permits (see Note 35.a.1)) and acquired unproven hydrocarbon resources.

The Group classifies exploration rights and hydrocarbon resources as intangible assets in compliance with IFRS 6 “Exploration for and evaluation of mineral resources”. These assets are not amortized as they are related to investments in fields in evaluation stage.

Exploration costs (geological and geophysical expenses, maintenance costs and other costs relating to the exploration activity), excluding exploratory drilling costs that are capitalized in the “Exploratory drilling in progress” account of the “Property, plant and equipment” line item in the statement of financial position (see Note 2.b.3)), are charged to net income in the statement of comprehensive income.

When the technical reliability and commercial viability of hydrocarbon field exploitation is demonstrable, these assets are reclassified to the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position.

Other intangible assets

The Group classifies as intangible assets mainly all acquisition costs of software licenses and development costs of software applications. These assets are amortized using the straight-line method based on the estimated useful life of each type of asset, which is 5 years on average.

2.b.3) Property, plant and equipment

Property, plant and equipment are initially recognized at cost. The initial cost of the asset comprises its cost of acquisition, construction and any other cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating, and, if appropriate, the estimate of hydrocarbon wells abandonment costs. After initial recognition, the asset is carried at its cost less any accumulated depreciation and any impairment losses, in accordance with the cost model under IAS 16 “Property, plant and equipment”.

For assets requiring long-term construction to bring them to the conditions required for their use, borrowing costs related to third-party financing are capitalized until the asset is ready to be used, in accordance with the Group’s average debt rate.

Subsequent costs allowing to recover service capacity to achieve continued operation, extend the useful life and/or increase the production capacity of the assets are included in the carrying amount of the assets, or are recognized as a separate asset. Major overhauls are capitalized and depreciated by the straight-line method until the next major overhaul.

Repair, conservation and ordinary maintenance expenses are charged to net income in the statement of comprehensive income in the period in which they are incurred.

The recoverability of these assets is revised as set out in Note 2.b.5).

Any gain or loss arising from the disposal of an asset is charged to net income in the statement of comprehensive income in the period in which such asset is derecognized.

HORACIO DANIEL MARÍN

President

F - 13
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Oil and natural gas production activities

The Group recognizes oil and natural gas exploration and production activities using the successful efforts method. Costs arising from the acquisition of exploitation concessions in areas with proved and unproved reserves are capitalized in the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position. Costs associated with exploration permits are classified as “Exploration rights and hydrocarbon resources” of the “Intangible assets” line item in the statement of financial position.

Exploration costs, excluding costs associated with exploratory wells, are charged to net income in the statement of comprehensive income. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized in the “Exploratory drilling in progress” account of the “Property, plant and equipment” line item in the statement of financial position until the existence of proved reserves justifying their commercial development is determined. If such reserves are not found, those drilling costs are charged to net income in the statement of comprehensive income. Occasionally, upon drilling completion, it may be determined that an exploratory well has reserves that cannot yet be classified as proved reserves. In such cases, the drilling cost of the exploratory well remains capitalized if the well has found a volume of reserves that justifies its development as a productive well, and if sufficient progress has been made in assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions is not met, the exploratory well cost is charged to net income in the statement of comprehensive income. In addition to the above, the exploratory activity involves, in many cases, the drilling of multiple wells in the course of several years in order to evaluate projects completely. Therefore, some exploratory wells may be subject to evaluation for prolonged periods, until a conclusion is reached concerning the wells and any additional exploratory activities required to evaluate and quantify the reserves related to each project. As of December 31, 2025, the Group has no significant exploratory well costs under evaluation for a period longer than 1 year.

Drilling costs of development wells and dry development wells, and installation costs associated with the development of oil and natural gas reserves are capitalized in the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position.

Depreciation methods and useful lives

The estimated useful life and the depreciation method of each class of asset are revised annually at the end of each fiscal year and, if appropriate, are adjusted prospectively.

Assets related to oil and natural gas production activities are depreciated as follows:

-

The capitalized costs related to productive activities are depreciated by field, on a unit-of-production method by applying the ratio of produced oil and natural gas to the proved and developed oil and gas reserves.

-

Capitalized costs related to acquisition of mining property and extension of concessions with proved reserves are depreciated by field, using the unit-of-production method, by applying the ratio of produced oil and natural gas to total proved oil and gas reserves.

Depreciations are adjusted based on changes in the estimates of proved oil and gas reserves after the date of disclosure of such changes. The Group revises the estimates of oil and gas reserves at least once a year, see Note 2.c) “Oil and gas reserves” section.

HORACIO DANIEL MARÍN

President

F - 14
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

All other assets not directly affected to oil and natural gas production are depreciated using the straight-line method calculated based on the estimated useful life of each class of asset, as described below:

Years of estimated useful life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Infrastructure for natural gas distribution	20-50
Transportation equipment	5-35
Furniture, fixtures and installations	10
Selling equipment	10
Other property	10

Land is classified separately from buildings or facilities that may be located on it, and as it is deemed to have an indefinite useful life, it is not subject to depreciation.

Costs related to hydrocarbon wells abandonment obligations

Costs related to hydrocarbon wells abandonment obligations are capitalized at discounted values along with their related assets and are depreciated using the unit-of-production method. In compensation, a liability is recognized for such concept at the same estimated value of the discounted payable amounts. Changes in the estimates of discounted payable amounts are made considering the current costs based on the best internal and external information available. Those changes are recognized pursuant to the guidelines set out in IFRIC 1 “Changes in existing decommissioning, restoration and similar liabilities”, which indicates that changes in liabilities will be added to or deducted from the cost of the asset corresponding to the current period, considering that, if the decrease in liabilities exceeds the carrying amount of the assets, such excess will be recognized in net income in the statement of comprehensive income.

2.b.4) Leases

As lessee, the Group recognizes, measures and discloses lease liabilities and right-of-use assets in compliance with IFRS 16 “Leases”. The definition of lease is mainly related to the concept of control. In accordance with IFRS 16, the Group distinguishes between lease contracts and service contracts on the basis of whether an identified asset is under the customer’s control, which exists if the customer has the right to: (i) obtain substantially all of the economic benefits from the use of the asset, and ii) direct the use of the asset.

Lease liabilities are measured as the aggregate amount of future lease payments discounted at the lessee’s incremental borrowing rate (“discount rate”) at the date of initial recognition of each contract. Subsequently, the Group recalculates the lease liabilities to reflect any lease revision or modification or any revision of the so-called “in-substance” fixed payments, applying, if applicable, a revised discount rate.

Right-of-use assets are measured using the cost model under IAS 16 (see Note 2.b.3)) and are initially recognized as the sum equal to the initial measurement of the lease liability considering prepayments net of lease incentives, initial direct costs and estimated dismantling and restoration costs. Right-of-use assets are depreciated using the straight-line method based on the term of the lease established in each contract, unless the useful life of the underlying asset is shorter or if there is another more representative basis.

The recoverability of right-of-use assets is revised as set out in Note 2.b.5).

The Group continues to recognize short-term leases and leases of low-value underlying assets as expenses in net income in the statement of comprehensive income in accordance with the option specified under IFRS 16, except for those that are capitalized. Variable lease payments related to the underlying asset performance and/or use of asset are recognized in net income in the statement of comprehensive income.

HORACIO DANIEL MARÍN

President

F - 15
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.5) Impairment of property, plant and equipment, intangible assets and right-of-use assets

At the closing date of each period, the Group reviews if there is any indication that these assets may have suffered impairment loss or recovery of an impairment loss recognized in previous periods. If such an indication exists, the recoverable amount of the asset is estimated. To such effect, the Group compares their carrying amount with their recoverable amount.

Such assets are grouped into CGUs, the smallest identifiable group of assets generating cash inflows or cash flows independent from those generated by other assets or groups of assets, taking into account regulatory, economic, operational, and commercial conditions.

The assets of the Group’s main CGUs are grouped into: (i) CGUs separated by basins if they correspond to assets of fields with reserves primarily of gas; (ii) a single CGU if they correspond to assets of fields with reserves primarily of oil; and (iii) a single CGU if they correspond to assets affected to oil refining, production of petrochemical products and their commercialization. Changes in regulatory, economic, operating and commercial conditions may alter the grouping of assets into CGUs. A different grouping of assets may result in different estimates of the recoverable amounts of those assets, and, therefore, generate losses or recoveries of additional impairment losses.

If the carrying amount exceeds the recoverable amount of a CGU, an impairment loss is recognized for such excess in value in operating profit or loss in the statement of comprehensive income. Impairment losses are distributed among the CGU’s assets pro rata to their carrying amounts, which are taken into account to calculate depreciation or amortization.

The reversal of an impairment loss is recognized in operating profit or loss in the statement of comprehensive income. To such effect, the carrying amount of the CGU is increased to the revised estimate of its recoverable amount, so that this new amount does not exceed the carrying amount without considering the impairment loss recognized in previous periods.

In compliance with IFRS 6, the recoverability of exploration rights and hydrocarbon resources recognized in the “Intangible assets” line item in the statement of financial position not assigned to a CGU is assessed separately when facts and circumstances suggest that the carrying amount of those assets may exceed their recoverable amount and/or prior to their reclassification to the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position. See Note 2.b.2).

Measuring the recoverable amount

The recoverable amount for each CGU is determined as the higher of (i) its fair value less costs of disposal, i.e. the price that would be received in an orderly transaction between market participants to sell the asset, less the costs of disposal of such assets, if such value is available, reasonably reliable and based on recent negotiations with potential buyers or similar transactions, and (ii) its value in use, i.e. the projections of cash flows generated by the exploitation of the assets, based on the best estimates of income and expenses available in relation to the economic conditions that will prevail during the remaining useful life of the assets, using past results and forecasts of business evolution and market development, discounted at a rate that reflects the weighted average cost of the capital employed.

The assessment of particular circumstances and the variables used in cash flow projections for calculating value in use requires the use of estimates, see Note 2.c).

HORACIO DANIEL MARÍN

President

F - 16
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.6) Investments in associates and joint ventures

Associates and joint ventures are accounted for using the equity method. According to this method, the investment is initially recognized at cost in the “Investments in associates and joint ventures” line item in the statement of financial position, and its carrying amount increases or decreases to recognize the investor’s interest in the profit or loss of the associate or joint venture after the acquisition date, which is reflected in the “Income from equity interests in associates and joint ventures” line item in the statement of comprehensive income. Additionally, its carrying amount increases or decreases to recognize contributions and dividends which have affected the equity of the associate or joint venture. The investment includes, if applicable, the goodwill identified in the acquisition.

Joint arrangements under which the Group has contractually agreed to exercise the joint control with another party are classified either as joint ventures when the parties have rights over the net assets of the joint arrangement, or as joint operations when the parties have rights over the assets and obligations for the liabilities relating to the joint arrangement, see Note 2.b.1) “Joint operations” section.

Investments in entities over which an investor may exert significant influence, but not control or joint control, are classified as associates.

Investments in associates and joint ventures have been valued based on the most recent financial statements available as of the end of each period, considering significant subsequent events and transactions and/or available management information and transactions between the Group and such related companies that could have produced changes in the equity of the latter, see Note 2.b.1) “Consolidation policies” section.

Interest in companies with negative equity are presented under the “Other liabilities” line item in the statement of financial position.

At the closing date of each period, the Group reviews if there is any indication that these investments may have suffered an impairment in value or recovery of an impairment loss recognized in previous periods. If such an indication exists, the recoverable amount of the investment is estimated. In the event of recognition of impairment in value or recovery of an impairment loss recognized in previous periods, it is recognized in the “Income from equity interests in associates and joint ventures” line item in the statement of comprehensive income.

2.b.7) Financial instruments

The Group’s classification of financial assets is determined by the business model for the management of such assets and the characteristics of contractual cash flows.

A financial asset is measured at amortized cost if the following conditions are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms establish payments, on specific dates, solely of principal and interest. These financial assets are initially recognized at fair value plus costs of the transaction incurred and are subsequently measured at amortized cost using the effective interest rate method less any impairment losses. Profit or loss arising from derecognition, modifications, reclassifications at fair value through profit or loss, impairment in value, or from applying the effective interest rate are recognized in the “Net financial results” line item in the statement of comprehensive income.

If a financial asset fails to meet any of the above conditions to be measured at amortized cost, it is measured at fair value through profit or loss. These financial assets are initially recognized at fair value and the costs of the transaction incurred are recognized as expenses in net income in the statement of comprehensive income. Changes in the fair value and results from the sale of these assets are recognized in the “Net financial results” line item in the statement of comprehensive income.

The purchase and sale of financial assets are recognized at the date in which the Group undertakes to purchase or sell those assets. The Group reclassifies financial assets only when the business model used to manage such assets changes.

HORACIO DANIEL MARÍN

President

F - 17
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Financial liabilities are initially recognized at fair value less costs of the transaction incurred and are subsequently measured at amortized cost using the effective interest rate method. Interest on debt instruments is recognized in the “Net financial results” line item in the statement of comprehensive income, except for interest that is capitalized.

In general, the Group uses the transaction price to determine the fair value of a financial instrument on initial recognition.

Impairment of financial assets

The Group evaluates the impairment of its financial assets measured at amortized cost using the expected credit loss model, recognizing in profit or loss for the period the amount of change in the expected credit losses during the lifetime of the financial asset, as an impairment gain or loss in the “Provision for doubtful receivables” account in operating profit or loss in the statement of comprehensive income, and applying the simplified approach allowed under IFRS 9 “Financial instruments” for receivables.

Under IFRS 9, expected credit losses are estimated by preparing a matrix based on maturity tranches, grouping the financial assets by type of customer: (i) related parties; (ii) public sector; and (iii) private sector. These groups are subsequently divided into sub-groups based on special characteristics indicative of the repayment capacity, such as: (i) payment defaults; (ii) existence of guarantees; and (iii) existence of a legal proceeding already initiated or in process of initiation for collection purposes, among others. Once each group is defined, an expected credit loss rate is assigned, which is calculated on the basis of the historical payment performance adjusted to current economic conditions and forecasts of future economic conditions.

Derecognition and offsetting

Financial assets are derecognized when the rights to receive cash flows from such investments and the risks and benefits related to their ownership have expired or have been transferred.

Financial liabilities are derecognized when they have extinguished, i.e. when the obligation has been paid or canceled, or has expired. In addition, the Group will account for an exchange of financial instruments with substantially different terms as an extinguishment of the original financial liability, recognizing a new financial liability. Similarly, the Group will account for a substantial modification in the current terms of a financial liability as an extinguishment of the financial liability and the recognition of a new financial liability.

Financial assets and liabilities offset each other when there is a legally enforceable right to set off such assets and liabilities and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

2.b.8) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes costs of purchase (less trade discounts, rebates and other similar items), costs of conversion, and other costs which have been incurred in bringing the inventories to their present location and condition for their sale according to the nature of the asset. The net realizable value is the estimated selling price in the ordinary course of business less costs to sell.

In the case of refined products, costs are allocated in proportion to the selling price of such products (isomargin method) due to the difficulty of recognizing the production costs for each product on an individual basis.

The Group assesses the net realizable value of inventories at the end of each period, charging the corresponding value adjustment to net income in the statement of comprehensive income when it exceeds their net realizable value, and reversing such adjustment when the circumstances that caused it change.

2.b.9) Cash and cash equivalents

In the statement of cash flows, cash and cash equivalents include cash in hand, demand deposits with banks and other short-term highly liquid investments with original maturities of up to 3 months. They do not include account overdrafts, which are presented as loans.

HORACIO DANIEL MARÍN

President

F - 18
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.10) Shareholder’s equity

The “Capital” and “Treasury shares” accounts in the statement of changes in shareholders’ equity are made up of shares of common stock held at nominal value. The difference between the subscribed amount of capital increases and the nominal value of issued shares is presented in the “Issuance premiums” account in the statement of changes in shareholders’ equity.

When the Company buys its own shares to comply with equity-settled share-based benefit plans, the cost incurred is presented in the “Acquisition cost of treasury shares” account in the statement of changes in shareholders’ equity. The amount accrued from share-based benefit plans is presented in the “Share-based benefit plans” account in the statement of changes in shareholders’ equity. The difference between such cost incurred and the amount accrued from share-based benefit plans is presented in the “Share trading premium” account in the statement of changes in shareholders’ equity. See Note 2.b.11).

2.b.11) Share-based benefit plans

The Group maintains share-based benefit plans with the characteristics mentioned in Note 37. Such plans are recorded in accordance with the guidelines set out in IFRS 2 “Share-based payments”.

-

Equity-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments that will eventually vest considering their fair value at the grant date, with an offsetting credit entry in the “Share-based benefit plans” account in the statement of changes in shareholders’ equity. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the grant conditions specified under the respective share-based benefit plan.

-

Cash-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments that will eventually vest with an offsetting entry in the “Salaries and social security” line item in the statement of financial position, measured at fair value. Changes in the fair value of the liability are recognized in net income in the statement of comprehensive income. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the non-market vesting conditions. The impact of the revision of the original estimates, if applicable, is recognized in the statement of comprehensive income.

2.b.12) Revenues

Revenues from contracts with customers

Under IFRS 15 “Revenues from contracts with customers”, the Group identifies the main contracts with customers and assesses the goods and services involved in them to determine the performance obligations and their classification into obligations that are satisfied at a point in time and over time.

HORACIO DANIEL MARÍN

President

F - 19
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In contracts related to the sale of goods, revenue is recognized when control of the goods is transferred to the end customer, which occurs when the physical possession of the goods is transferred at the point of delivery based on the contractual terms of the agreements. When the performance obligation is satisfied at a given point in time, the Group recognizes as revenue the transaction price, which is the amount of consideration to which it expects to be entitled in exchange for those goods based on the selling price of each good.

Service contracts and construction contracts establish performance obligations that are satisfied over time. In the case of service contracts, revenue is recognized as the services are effectively provided and in accordance with the contractual terms of the agreements. In the case of construction contracts, revenue is recognized by measuring the degree of progress towards complete satisfaction, where such satisfaction may be reliably measured using the input method as the most appropriate method based on the contractual terms of the agreements and considering the final estimated margin of each project and its degree of progress by the end of the period.

Additionally, and in accordance with the requirements of IFRS 15, revenues are broken down as described in Note 25.

Income from National Government incentive programs

Under IAS 20 “Accounting for government grants and disclosure of government assistance”, grants awarded by the National Government are recognized at fair value when there is reasonable assurance that the grants will be received and that the conditions attached to the grant will be complied with.

Income from National Government grants are disclosed in the “National Government incentives” line under the “Revenues” line item in the statement of comprehensive income.

In accordance with the requirements set out in IAS 20, the nature and characteristics of National Government grants are described in Notes 35.f) and 36.

2.b.13) Non-current assets held for sale

Non-current assets (or disposal group) are classified as held for sale if their carrying amount will be recovered through a sale or disposal transaction rather than through continued use. This condition is considered fulfilled only when the sale or disposal transaction is highly probable and the non-current asset (or disposal group) is available for immediate sale in its current condition. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.

As provided for in IFRS 5 “Non-current assets held for sale and discontinued operations”, for the sale transaction to be highly probable the appropriate level of the Company´s Management must be committed to a plan to sell the asset (or disposal group) and an active program to find a buyer and complete such plan must have been actively initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its fair value less costs to sell. In addition, the sale transaction should also be expected to meet the conditions to be recognized as a completed sale within 1 year from the date of classification, with the exceptions permitted by IFRS 5, and the activities required to complete the sale plan should indicate that significant changes to the sale plan are unlikely to be made or that it will be canceled.

An extension of the period required to complete a sale does not prevent an asset (or disposal group) from being classified as held for sale, if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset (or disposal group).

HORACIO DANIEL MARÍN

President

F - 20
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Non-current assets (or disposal group) classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell. Immediately prior to the classification of a non-current asset (or disposal group) as held for sale, the carrying amount of the non-current asset (or disposal group) is measured in accordance with applicable IFRS, including IAS 36 “Impairment of assets”. The Group recognizes an impairment loss of the asset (or disposal group) up to fair value less costs to sell. The Group recognizes a gain for any subsequent increase arising from the measurement of fair value less costs to sell of an asset (or disposal group), but not in excess of any accumulated impairment loss previously recognized. A gain or loss not previously recognized on the date of sale of the non-current asset (or disposal group) is recognized at the date of derecognition.

The Group does not depreciate or amortize non-current assets (or disposal group) while classified as held for sale. However, interest and other expenses attributable to liabilities associated with non-current assets (or disposal group) classified as held for sale continue to be recognized in the statement of comprehensive income.

The Group considers that an impairment loss indicator exists under IAS 36 when a non-current asset (or disposal group) meets all the requirements of IFRS 5 to be classified as held for sale prior to the approval of the issuance of the financial statements (but not at the end of the reporting period), and the carrying amount of such non-current asset (or disposal group) exceeds its fair value less costs of disposal. In this case, the Group is required to perform an impairment review of such non-current asset (or disposal group) separately from its CGU and, if necessary, an impairment loss is recognized in accordance with IAS 36.

2.b.14) New standards issued

As required by IAS 8 “Accounting policies, changes in accounting estimates and errors”, below is a summary of the standards and interpretations issued by the IASB:

•	Standards and interpretations, the application of which is mandatory from January 1, 2025 and which have been adopted by the Group, if applicable

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 related to the methodology to be applied where there is a lack of exchangeability between two currencies, which are applicable for fiscal years beginning on or after January 1, 2025.

These amendments eliminate the applicable methodology described in IAS 21 where there was a temporary lack of exchangeability between two currencies, and introduce the definition of exchangeability between currencies and an analysis approach that requires each entity to identify whether a currency is exchangeable into another currency for each specific purpose for which such currency would be obtained following a series of parameters, such as an assessment of whether the currency is obtained within an ordinary administrative period, the ability to obtain said currency, among others. Once the absence of exchangeability between two currencies has been identified, the exchange rate should be estimated to represent that which would be obtained in an orderly transaction between market participants and which reflects economic conditions. These amendments do not specify a methodology for estimating the exchange rate to be used, which must be developed by each entity.

Additionally, these amendments incorporate disclosure requirements such as a description of the restrictions giving rise to the absence of exchangeability, a qualitative and quantitative description of the transactions involved, the types of exchange rates used and their estimation method, a description of the risks to which the entity is exposed due to the absence of exchangeability, among others.

The adoption of the aforementioned amendments has not had effect on the Group’s consolidated financial statements.

HORACIO DANIEL MARÍN

President

F - 21
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

•	Standards and interpretations issued by the IASB whose application is not mandatory at the closing date of these consolidated financial statements and have not been adopted by the Group

On August 15, 2023, CNV General Resolution No. 972/2023 was published in the BO, which provides that the early adoption of the IFRS and/or their amendments will not be allowed for issuers filing financial statements with the CNV, unless specifically allowed by such agency. In this sense, the Group did not apply these IFRS and/or its modifications in advance.

IFRS 18 “Presentation and disclosure in financial statements”

In April 2024, the IASB issued IFRS 18, which replaces IAS 1, with the objective of providing better information on the financial performance of entities, improving their comparability, which is applicable for fiscal years beginning on or after January 1, 2027.

IFRS 18 introduces the following information requirements that can be distinguished into 2 main groups:

-

To group income and expenses into 3 defined categories: (i) operating; (ii) financing; and (iii) investing, and include certain defined subtotals, such as the operating result and the result before financing and income tax, with the aim of improving the comparability of the statement of comprehensive income.

-

In the event of including performance measures defined by management, the entity must disclose the reason why said measures are useful to users of financial statements, their method of calculation, a reconciliation between to the most directly comparable subtotal from the statement of comprehensive income, among others.

Additionally, IFRS 18 establishes more detailed guidance on how to organize information within the financial statements and whether it should be provided in the primary financial statements or in the notes, with the aim of improving the grouping of information in the financial statements.

As of the date of issuance of these consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 18, which it anticipates will be significant with respect to disclosures and changes of presentation in the financial statements.

Amendments to IFRS 9 and IFRS 7 - Amendments to the classification and measurement of financial instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to certain issues regarding the classification and measurement requirements of IFRS 9 and the disclosure requirements of IFRS 7, which are applicable for fiscal years beginning on or after January 1, 2026:

-	Introduce an accounting policy option for the derecognition of a financial liability when settlement is made through an electronic payment system and certain conditions are met.

-

Clarify on certain assessments that an entity must perform on its financial assets, for example to determine whether a financial instrument contains contractual cash flows that are solely payments of principal and interest, or whether it also contains covenants of a contingent nature that could significantly change the timing or amount of contractual cash flows.

-

Establish amendments to an entity’s disclosures about investments in equity instruments measured at fair value through other comprehensive income, and the requirement to disclose contractual terms that could change the timing or amount of contractual cash flows in certain circumstances.

As of the date of issuance of these consolidated financial statements, the Group anticipates that the implementation of these amendments will have no significant impact on its financial statements.

HORACIO DANIEL MARÍN

President

F - 22
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Annual Improvements to IFRS - Volume 11

In July 2024, the IASB issued Volume 11 of the cycle of annual improvements which are applicable for fiscal years beginning on or after January 1, 2026. In general terms, the improvements include amendments and/or clarifications on certain paragraphs, delete, add and/or update cross-references, replace terms and align the wording between different accounting standards, among others.

A summary of the main modified standards follows:

Accounting standard	Subject of amendment
IFRS 1 “First-time adoption of International Financial Reporting Standards”	Hedge accounting by a first-time adopter
IFRS 7	Gain or loss on derecognition
Guidance on implementing IFRS 7	Disclosure of deferred difference between fair value and transaction price Introduction and credit risk disclosures
IFRS 9	Derecognition of lease liabilities Transaction price
IFRS 10	Determination of a “de facto agent”
IAS 7	Cost method

As of the date of issuance of these consolidated financial statements, the Group anticipates that the implementation of these amendments will have no significant impact on its financial statements.

Amendments to IFRS 9 and IFRS 7 - Contracts referencing nature-dependent electricity

In December 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to nature-dependent electricity contracts, which are applicable for fiscal years beginning on or after January 1, 2026:

-

Clarify the application of the “own-use” requirements: The amendments allow an entity to apply the “own-use” exemption in such contracts, usually long-term contracts, if the entity has been, and expects to be, a net-purchaser of electricity for the contract period. The “own-use” exemption relieves an entity from measuring such contracts at fair value through profit or loss.

-

Permit hedge accounting if these contracts are used as hedge instruments: Contracts that do not meet the “own-use” exemption are accounted for as derivatives and measured at fair value through profit or loss.

-	Add new disclosure requirements that allow investors to understand the effect of these contracts on the entity’s financial performance and cash flows.

As of the date of issuance of these consolidated financial statements, the Group anticipates that the implementation of these amendments will have no significant impact on its financial statements.

Amendments to IAS 21 - Translation to a hyperinflationary presentation currency

In November 2025, the IASB issued amendments to IAS 21 related to the methodology to be applied by entities in the translation of financial statements when the functional currency is different from the presentation currency, which are applicable for fiscal years beginning on or after January 1, 2027. These amendments aim to establish clearer and more uniform treatments.

HORACIO DANIEL MARÍN

President

F - 23
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Among other issues, the amendments introduce accounting treatment for a situation that was not previously provided for. Thus, when an entity has a non-hyperinflationary functional currency but must translate its financial statements into a hyperinflationary presentation currency, it must do so at the closing exchange rate at the end of the most recent fiscal year, i.e., both the current year’s information and the comparative information are translated at the closing exchange rate at the end of the current fiscal year. In cases where the presentation currency ceases to be hyperinflationary, the entity applies prospectively the methodology already provided for in IAS 21.

Additionally, an exception is included when an entity whose functional and presentation currency corresponds to a hyperinflationary economy has foreign operations whose functional currency is not hyperinflationary. In these cases, the comparative amounts for these operations are not translated at the current year’s exchange rate, but are restated using the general price index applied to the comparative figures for the previous period, in accordance with IAS 29.

As of the date of issuance of these consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these consolidated financial statements.

The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these consolidated financial statements are described below:

Oil and gas reserves

The process of estimating oil and gas reserves is complex and is an integral part of the Group’s decision-making process. It requires significant judgments and estimates based on available oil and gas reserves that are estimated using geological, geophysical, engineering and economic data, which implies a degree of uncertainty and depends on certain factors, assumptions and variables used in such estimation, some of which are beyond the control of the Group. The expected economically recoverable oil and gas reserves and resources have been estimated by qualified internal professionals based on accepted practices in the oil and gas industry.

The Group makes estimates and assumptions related to proved oil and gas reserves in accordance with the rules and regulations set out in Rule 4-10 (a) of Regulation S-X of the SEC for the oil and gas industry, which are used for the calculation of depreciations. These proved oil and gas reserves have been estimated by qualified internal professionals and audited by DeGolyer and MacNaughton Corp. (“DeGolyer and MacNaughton”). See Note 2.b.3) “Depreciation methods and useful lives” section.

In addition, as of December 31, 2025, the Group makes reserves and resources estimates within the framework of the Petroleum Resources Management System (“PRMS”). These estimates are consistent with the Company’s management plans with focus on activities and investments in unconventional fields, which considers that one of the drivers on which the YPF’s strategy is based. DeGolyer and MacNaughton, an independent international oil and gas consulting firm, has evaluated YPF’s estimated economically recoverable oil and gas reserves and resources under PRMS, and the results of this assessment do not differ significantly from YPF’s estimates. Such estimates incorporate several factors and assumptions including, but no limited to, expected reservoir performance based on geological, geophysical, and engineering assessments; future production volumes based on historical performance and expected future operating and investment activities; oil and gas future prices and quality differentials; and future development and operating costs.

HORACIO DANIEL MARÍN

President

F - 24
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The Company’s Management believes these factors and assumptions are reasonable based on the information available at the time of preparing our estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

This estimated volume of oil and gas reserves and resources, which is directly associated with projects, investments and business plans, is used to assess the recoverability of Upstream assets and reflects the reserves and resources that the Group currently intends to develop based on the YPF management’s best estimates of future production volumes .See Note 2.c) “Provision for Impairment of property, plant and equipment, intangible assets and right-of-use assets” section.

Provisions

The Group’s legal or assumed obligations are recognized, measured and disclosed in compliance with IAS 37 “Provisions, contingent liabilities and contingent assets”. Provisions include both obligations whose occurrence do not depend on future events (as the provision for environmental liabilities and the provision for hydrocarbon wells abandonment obligations), as well as obligations whose fulfillment depend on the occurrence of a future event that is beyond the Group’s control (as the provision for lawsuits and contingencies).

Except for the provision for hydrocarbon wells abandonment obligations and the provision for environmental liabilities whose disbursement dates are estimated on the basis of work plans, the non-current provision for lawsuits and contingencies, given the nature of the items included, it is not possible to reasonably estimate a specific schedule for the respective disbursement dates.

In relation to the provision for lawsuits and contingencies, the final outcome of complaints, claims and litigation, as well as the category assigned by the Group to a given matter may differ, since estimates are based on the interpretation of rules, contracts, opinions and assessments of the amount of damages. Therefore, any change in the circumstances related to this type of contingencies and the strategy defined in each case might have a significant effect on the provision recognized for lawsuits and contingencies or the category assigned by the Group.

In relation to the provision for environmental liabilities, the Group is subject to several environmental protection laws and regulations imposing penalties for pollution cleanup costs and environmental damages resulting from its operations. The Company believes that the Group’s operations substantially comply with the laws and regulations currently in force relating to environmental protection, as they have been historically interpreted and applied. However, the Company regularly conducts studies in order to gain deeper knowledge of the environmental damage of certain geographic areas where the Group operates, in order to establish their status and any necessary remediation. Until such studies are completed and assessed, the Group cannot estimate the additional costs that will need to be incurred, if any.

In relation to the provision for hydrocarbon wells abandonment obligations, considering the number of wells not yet abandoned, as well as the complexity with respect to several geographic areas where the wells are located, current costs incurred for hydrocarbon wells abandonment are used for estimating future costs, which constitute the best estimate for the provision for hydrocarbon wells abandonment obligations. Changes in laws or regulations related to the abandonment of hydrocarbon wells, in costs, in the useful lives of hydrocarbon wells, in discount rates and/or in the applied technologies have an effect on the reassessment of these estimates. The accounting policies applied to the provision for hydrocarbon wells abandonment obligations are described in Note 2.b.3).

The Group cannot anticipate the legislation or regulations that will be enacted in the future or how future regulations will be administered, which, like the studies in progress, could materially affect the results of operations in the long term.

HORACIO DANIEL MARÍN

President

F - 25
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In relation to certain provisions, contingent liabilities and contingent assets, the Group, in accordance with the exemption contemplated under IAS 37, has decided not to disclose certain critical information that could seriously adversely affect the Group in third-party claims.

Income tax and deferred taxes

The income tax expense for the fiscal year includes both current and deferred income tax expenses, which are determined and disclosed in compliance with IAS 12. The Group regularly assesses the positions taken in tax returns regarding situations in which tax regulations are subject to interpretations and makes provisions where appropriate based on the amounts expected to be paid to tax authorities.

Income tax expense is calculated based on the tax laws enacted or substantially enacted by the end of each period in the countries where the Group operates and generates taxable income. In addition, other factors are considered, such as the evaluation of the options established by such laws and their regulations, the interpretations associated with tax treatments for transactions and/or events not expressly provided for under current tax laws, analyzing if the tax authority might accept an uncertain tax treatment, and estimates related to the timing and realization of deferred taxes, such as the expected effective tax rate at such date.

The application of tax laws in Argentina requires interpretation and, consequently, involves the application of judgement and is open to challenge by the relevant tax authorities, creating uncertainty. Uncertainty about income tax treatments is established in accordance with IFRIC 23 “Uncertainty regarding income tax treatments” based on an assessment of the range of likely tax outcomes and reflecting the strength of technical arguments. In this regard, an assessment is made as to whether it is appropriate to consider the uncertain tax treatment separately or in conjunction with other uncertain tax treatments that may exist based on the approach that best predicts the resolution of the uncertainty and then assesses whether it is probable that the relevant tax authority will accept the tax treatment or succeed in the ultimate applicable legal instance. Otherwise, if the Group concludes it is not probable that the authority will accept an uncertain tax treatment it reflects the effect of the uncertainty by recording the uncertain tax treatment on the basis of the most likely amount or expected value method, depending on which method the Group expects to better predict the resolution of the uncertainty. In making this assessment, the Group utilizes tax knowledge and expertise from qualified internal professionals and takes into consideration tax advice from external advisors.

Deferred tax assets recognize tax loss carryforwards to the extent their offsetting through future taxable income is probable. In assessing the recognition of deferred tax assets, the Group considers the anticipated reversal of deferred tax liabilities, projections of future taxable income and tax planning strategies. Assumptions regarding the generation of future taxable income depend on the Group’s estimates of future cash flows. To the extent future cash flows and taxable income differ significantly from the estimates, the Group’s capacity to realize the recorded net deferred tax assets might be affected.

Also, changes in tax regulations and/or their interpretations may affect such estimates. See Note 18.

Provision for impairment of property, plant and equipment, intangible assets and right-of-use assets

The main guidelines used in estimating the recoverable amount of property, plant and equipment, intangible assets and right-of-use assets are described in Note 2.b.5).

Measuring the recoverable amount of an asset involves the Group’s estimates on uncertain issues, such as inflation and deflation effects on costs, the discount rate, the volume of reserves, the distribution over time of production levels associated with such reserves and future prices of products, including the outlooks on supply and demand conditions in the local and international markets for oil, natural gas and refined products, which affect selling prices considered in cash flow projections. The Group’s estimates are subject to changes as new information becomes available.

HORACIO DANIEL MARÍN

President

F - 26
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

As regards measurement of CGUs that group assets of fields with oil and gas reserves, cash flow projections are used covering the economically productive life of the fields, limited in most cases by the termination of exploitation concessions, agreements or investment contracts. Cash flow projections are determined using the Group’s best estimate of oil and natural gas future selling prices, volumes of reserves, the distribution over time of production levels associated with such reserves, future investments, production costs, field depletion rates, the supply and demand in local and international markets, the current legislation and contractual conditions, among other factors. The estimates of reserves and resources used in cash flow projections for the calculation of value in use reflect the reserves and resources that the Group expects to develop. In addition, the estimated future cash flow projections include a portion of unproved reserves and resources based on the specific risks of the CGUs. The recoverable amount of CGUs that group assets of fields with oil and gas reserves is determined using a combination of inputs including proved reserves, a certain volume of unproved reserves, a certain volume of contingent resources, and production volumes. See Note 2.c) “Oil and gas reserves” section.

Cash flow projections of CGUs that group assets other than those mentioned in the previous paragraph are estimated based, among other things, on the expected evolution of sales, unit contribution margins, fixed costs, variable costs and investment levels, in line with the outlooks contemplated in business plans and taking into account the current status of each group of assets. Likewise, cash flow projections until the end of an asset’s useful life are estimated by extrapolating cash flow projections based on budgets or forecasts, using the appropriate discount rates.

The prices considered in cash flow projections are based on a combination of projections available in the markets where the Group operates and taking into account the specific circumstances that could affect the different products commercialized by the Group. In general, the Group does not consider temporarily low (or high) prices or margins as an impairment indication (or reversal of an impairment loss). Impairment assessment mainly reflects long-term prices that are consistent with intermediate points between the maximum and minimum ranges observed in the market and that are within the range of price forecasts published by third-party experts of the oil and gas industry and government agencies. Natural gas prices correspond to the average weighted price per basin and sales channel, determined according to current contracts and regulations and the market supply and demand forecast.

2.d) Comparative Information

Amounts and other financial information corresponding to the fiscal years ended December 31, 2024 and 2023 presented in these financial statements for comparison purposes arise from the consolidated financial statements ended December 31, 2024. Likewise, changes have been made to the comparative figures in Notes 5 and 25 as mentioned in Note 5.

Additionally, the Group has changed the presentation of exchange differences generated by deferred tax classifying these items as deferred tax expense (income) in accordance with IAS 12 “Income taxes”. Previously, these exchange differences were presented in the “Other exchange differences, net” line item under “Other financial results” in the statement of comprehensive income and, from this fiscal year, they are presented in the “Income tax” line item in the statement of comprehensive income. The purpose of this change is to provide more useful information and improve the comparability of the Group’s financial statements with its peers. The comparative information has been restated by reclassifying a gain of 161 and 1,401 from “Other financial results” line item to “Income tax” line item in the statement of comprehensive income for the fiscal year ended December 31, 2024 and 2023 respectively. This change had no effect on the Group’s statements of financial position, statements of changes in shareholders’ equity, cash flows, operating profit or loss and net profit or loss.

HORACIO DANIEL MARÍN

President

F - 27
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

3.	ACQUISITIONS AND DISPOSALS

The most relevant acquisitions and disposals of companies that took effect during the years ended December 31, 2025, 2024 and 2023 are described below:

Acquisition of Mobil Argentina S.A.

On December 17, 2024, the Company entered into a share purchase and sale agreement with ExxonMobil Argentina Upstream B.V., ExxonMobil Exploration and Production Gemini B.V., and QatarEnergy Argentina Holdings LLC (collectively, the “Sellers”) whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF acquired 100% of the shares and capital stock of Mobil Argentina S.A. (“MASA”).

MASA owns 54.45% of Sierra Chata unconventional exploitation concession in the Province of Neuquén. Pampa Energía S.A., operator of such concession, owns the remaining working interest.

On January 29, 2025 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by the Sellers to YPF of 100% of MASA’s shares and capital stock was completed. The amount of the transaction was 327 in cash. As of the acquisition date, MASA will continue to operate under the corporate name SC Gas S.A.U., being YPF its sole shareholder.

The transaction described above qualifies as a business combination in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b.1)). The following table details the consideration transferred, the fair values of the identifiable assets acquired and the liabilities assumed by YPF at the acquisition date:

Fair value at acquisition date
Fair value of identifiable assets and liabilities assumed:
Intangible assets	117
Property, plant and equipment	161
Other receivables	7
Trade receivables	10
Cash and cash equivalents	60
Provisions	(6)
Deferred income tax liabilities, net	(15)
Accounts payable	(7)

Total identifiable net assets / Consideration	327

Acquisition of equity participation of OLCLP

On January 31, 2025, the Company entered into a share purchase and sale agreement with Tecpetrol S.A. whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF acquired 15% of the shares and capital stock of OLCLP joint venture. On June 4, 2025 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by Tecpetrol S.A. to YPF of 15% of the shares and capital stock of OLCLP was completed.

As of the acquisition date, YPF, which owned 85% of the capital stock of OLCLP prior to aforementioned share purchase and sale agreement, is the sole owner and shareholder of 100% of capital stock of OLCLP.

The amount of the transaction was 15, which was canceled by offsetting payment obligations assumed by Tecpetrol S.A. under a firm transportation services agreement for the “Vaca Muerta Sur” Pipeline of 13.6, and the remaining balance of 1.4 in cash.

HORACIO DANIEL MARÍN

President

F - 28
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

3.	ACQUISITIONS AND DISPOSALS (cont.)

The transaction described above qualifies as a business combination achieved in stages in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b.1)). The following table sets forth the fair values of the identifiable assets acquired and the liabilities assumed by YPF at the acquisition date of 100% of OLCLP:

Fair value at acquisition date
Fair value of identifiable assets and liabilities assumed:
Property, plant and equipment	93
Trade receivables	4
Investments in financial assets	2
Cash and cash equivalents	14
Deferred income tax liabilities, net	(1)
Income tax liability	(2)
Accounts payable	(3)

Total identifiable net assets	107

As a result of the transaction, YPF recognized a gain of 45 in “Other operating results, net” line item in the statement of comprehensive income corresponding to the revaluation to fair value at the acquisition date of the previous equity participation held by YPF in the equity of OLCLP.

Acquisition of VMI

On August 6, 2025, the Company entered into a share purchase and sale agreement with Total Austral S.A. whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF will acquire 100% of the shares and capital stock of VMI.

On September 29, 2025 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by Total Austral S.A. to YPF of 100% of the shares and capital stock of VMI, which holds a 45% working interest in the “La Escalonada” and “Rincón La Ceniza” unconventional exploitation concessions in the Province of Neuquén, was completed. The amount of the transaction was 523 in cash.

The transaction described above qualifies as a business combination in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b.1)). The following table sets forth the fair values of the identifiable assets acquired and liabilities assumed by YPF at the acquisition date of 100% of VMI:

Fair value at acquisition date
Fair value of identifiable assets and liabilities assumed:
Intangible assets	463
Property, plant and equipment	81
Other receivables	23
Cash and cash equivalents	3
Provisions	(6)
Other liabilities	(24)
Accounts payable	(17)

Total identifiable net assets / Consideration	523

On January 22, 2026, the Company entered into an asset swap agreement with Pluspetrol S.A., whereby YPF agreed to transfer 44.44% of the shares of VMI to Pluspetrol S.A. (see Note 38).

HORACIO DANIEL MARÍN

President

F - 29
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

3.	ACQUISITIONS AND DISPOSALS (cont.)

Acquisition of equity participation of Refinor

On October 28, 2025, the Company entered into a share purchase and sale agreement with Hidrocarburos del Norte S.A. whereby YPF acquired 50% of the shares and capital stock of Refinor joint venture. As of that date YPF, which owned 50% of the capital stock of Refinor prior to aforementioned share purchase and sale agreement, is the sole owner and shareholder of 100% of capital stock of Refinor.

The amount of the transaction was 25.2, which was canceled in cash for 17 and through compensation with credits that the Company held with the acquired entity for 8.2.

The transaction described above qualifies as a business combination achieved in stages in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b.1)). The following table sets forth the fair values of the identifiable assets acquired and the liabilities assumed by YPF at the acquisition date of 100% of Refinor:

Fair value at acquisition date
Fair value of identifiable assets and liabilities assumed:
Property, plant and equipment	100
Inventories	8
Other receivables	1
Trade receivables	6
Provisions	(2)
Deferred income tax liabilities, net	(3)
Loans	(23)
Accounts payable	(37)

Total identifiable net assets	50

Based on the closing of the aforementioned share purchase and sale agreement and considering the fair values of the identifiable assets acquired and liabilities assumed by YPF at the acquisition date, the result of the purchase had no significant effect. Likewise, the translation differences accumulated in the “Other comprehensive income” account in the statement of changes in shareholders’ equity and reclassified to the profit or loss due to the acquisition of the subsidiary amounted to a loss of 46.

Sale of equity participation in Profertil

On December 12, 2025, the Company entered into a share purchase and sale agreement with Agro Inversora Argentina S.A., a company belonging to the Adecoagro group, whereby, subject to the fulfillment of the closing conditions set forth in such agreement, YPF agreed to transfer 50% of the shares and capital stock of Profertil, a joint venture of YPF.

On December 18, 2025, after the fulfillment of the closing conditions of the share purchase agreement of Profertil, the sale and transfer by YPF to Agro Inversora Argentina S.A. of 50% of the shares and capital stock of Profertil was completed. The sale price of the transaction amounted to 596, subject to a price adjustment defined in the share purchase and sale agreement.

Based on the closing of the aforementioned share purchase and sale agreement, as of the closing date of the transaction, YPF recognized a gain from the sale of Profertil of 335 under “Other operating results, net” line item in the statement of comprehensive income. As of December 31, 2025, YPF has a receivable balance of 396 corresponding to the sale price pending payment.

HORACIO DANIEL MARÍN

President

F - 30
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

4.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), liquidity risk and credit risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

The following provides a description of the principal risks that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

The sensitivity analysis of market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated, for example, changes in interest rates and changes in foreign currency rates.

Sensitivity analyses provide only a limited, point-in-time view. The actual impact on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

•	Market risk management

The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets and financial liabilities as well as certain expected cash flows may be affected by changes in exchange rates, interest rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Group is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange rate risk

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the peso (the Argentine legal currency).

The following table provides a breakdown of the effect that a variation of 10% in the exchange rates corresponding to the peso against the U.S. dollar would have on the Group’s net income, mainly considering the exposure of financial assets and liabilities, excluding non-monetary items and financial instruments denominated in the functional currency of YPF and its subsidiaries, as of December 31, 2025:

	Appreciation (+) / depreciation (-) of exchange rate	Profit (loss)
Impact on profit or loss before income tax	+10%	90
	-10%	(90)

During the fiscal year ended December 31, 2025, the exchange rate of the pesos against the U.S. dollars showed a 41% variation.

Likewise, based on the requirements for access to the Foreign Exchange Market established by BCRA, the Group maintains an active strategy in the management of liquidity, using several financial instruments and derivatives, if considered appropriate (see Note 35.j)).

Interest rate risk

The Group is exposed to risks associated with fluctuations in interest rates on loans and investments in financial assets. Changes in interest rates may affect the interest income and costs derived from financial assets and liabilities tied to a variable interest rate.

The Group’s strategy to hedge interest rate risk is based on maintaining relatively low percentages of debt at a variable interest rate and, if considered appropriate, using derivative financial instruments.

HORACIO DANIEL MARÍN

President

F - 31
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

4.	FINANCIAL RISK MANAGEMENT (cont.)

The table below provides information about the financial assets and liabilities as of December 31, 2025 that accrue interest considering the applicable interest rate:

	Financial assets (1)	Financial liabilities (2)
Fixed interest rate	289	10,045
Variable interest rate	16	559

Total (3)	305	10,604

(1)	Includes balances for short-term investments and trade receivables with interest-bearing payment agreements. It does not include the rest of the trade receivables that are mostly non-interest bearing.
(2)	Includes balances for loans and other liabilities which accrue interest. Does not include accounts payable, which mostly do not accrue interest, nor the leases liabilities.
(3)	Includes principal and interest.

Balances for financial liabilities at variable interest rate represent 5% of the total as of December 31, 2025, and mainly include exports pre-financing, imports financing and financial loans with local and international entities. The principal at variable interest rate are mainly subject to the fluctuations in SOFR plus a spread between 0.9% and 6.8%.

In relation to variable interest rate financial assets, they include trade receivables, which have a low exposure to interest rate risk.

The table below shows the estimated impact on net income that an increase or decrease of 100 basis points (“b.p.”) in the variable interest rates would have as of December 31, 2025:

	Increase (+) / decrease (-) in the interest rates	Profit (loss)
Impact on profit or loss for the year	+100 b.p.	(5)
	-100 b.p.	5

Price risk

The Group is exposed to its own price risk for investments in financial instruments classified as at fair value through profit or loss (see Note 6). The Group continuously monitors the evolution of the prices in these investments for significant fluctuations. As of December 31, 2025, the Group does not have material derivative financial instruments to hedge the risks associated with commodity price fluctuations as well as the price risk inherent to investments in financial assets, although it could use such instruments in the future if considered appropriate.

As of December 31, 2025, the aggregate value of financial assets at fair value through profit or loss amounts to 668.

The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on profit or loss before income tax as of December 31, 2025:

	Increase (+) / decrease (-) in the prices	Profit (loss)
Impact on profit or loss before income tax	+10%	67
	-10%	(67)

HORACIO DANIEL MARÍN

President

F - 32
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

4.	FINANCIAL RISK MANAGEMENT (cont.)

The Group’s pricing policy regarding the sale of fuels contemplates several factors such as international and local crude oil prices, international prices of refined products, processing and distribution costs, the prices of biofuels, the exchange rate fluctuations, local demand and supply, competition, inventories, export duties, local taxes, domestic margins for the products, among others. The Group’s expectation is to align, over time, local prices with those in international markets, seeking to maintain a reasonable relationship between the local prices of crude oil and fuels, without considering short-term fluctuations, however, the exposure to price risk will depend on other key factors that are also considered in the Group’s pricing policy (including, but not limited to, changes in the exchange rate or in international prices, or potential legal or regulatory limitations, or other limitations that affect the ability of the markets to face price changes), and which may therefore lead the Group to not be able to maintain such relationship, if volatility and uncertainty in international crude oil and their by-products prices and exchange rate fluctuations continue into the future. In 2025, crude oil deliveries were negotiated between producers and refiners or sellers.

•	Liquidity risk management

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations. The Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows to finance the projected expenditures for each year. As of December 31, 2025, the availability of liquidity reached 933, considering cash of 198 and other liquid financial assets of 735 included in the “Cash and cash equivalents” line item in the statement of financial position (see Note 16). Additionally, the Group has other investments freely available for 262 included in the “Investments in financial assets” line item in the statement of financial position (see Note 15).

As of December 31, 2025, working capital amounts to (966) generated mainly by the financing of investment plans, which is monitored continuously by the Group. Uncommitted bank credit lines together with local and international capital markets constitute an important source of funding to meet committed obligations. Currently, YPF has the capacity to issue debt under the Frequent Issuer Regime.

Based on the requirements for access to the Foreign Exchange Market established by BCRA to maturities of principal amounts of offshore debts and the issuance of debt securities denominated in foreign currency scheduled until December 31, 2025, all the provisions issued were fulfilled by the Group. See Note 35.j).

The following table sets forth the maturity dates of the Group’s financial liabilities as of December 31, 2025:

	2025
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial liabilities
Lease liabilities	298	159	53	19	14	28	571
Loans	2,355	2,006	1,445	1,135	786	2,854	10,581
Other liabilities (1)	398	239	98	16	15	5	771
Accounts payable (1)	2,228	1	-	-	-	3	2,232

	5,279	2,405	1,596	1,170	815	2,890	14,155

(1)	Includes undiscounted contractual cash flows given that they do not differ significantly from their nominal values.

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants mainly related to restrictions on incurring additional debt associated with the leverage ratio and the debt interest coverage ratio, restrictions on dividend payments, and events of defaults triggered by materially adverse judgements (see Notes 17 and 33), among others.

Under the terms of the financial loan agreements and NO, if the Group breached a covenant or if it could not remedy it within the stipulated period, it would default, a situation that would limit its liquidity and, given that the majority of its loans contain cross default provisions, it could result in an early enforceability of its obligations.

The Group monitors compliance with covenants on a quarterly basis. As of December 31, 2025, the Group is in compliance with its covenants.

HORACIO DANIEL MARÍN

President

F - 33
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

4.	FINANCIAL RISK MANAGEMENT (cont.)

•	Credit risk management

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Group.

Credit risk in the Group is measured and controlled on an individual customer basis. The Group has its own systems to conduct a permanent evaluation of credit performance and the determination of risk limits of all of its customers and to third parties, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Group to a credit concentration risk consist primarily of cash and cash equivalents, investments in financial assets, trade receivables and other receivables. The Group invests temporary excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business and based on ongoing credit evaluations to its customers, the Group provides credit to its customers and certain related parties.

Likewise, the charge for doubtful receivables is charged to net income in the statement of comprehensive income, based on specific information regarding its clients.

Provisions for doubtful receivables are measured by the criteria mentioned in Note 2.b.7).

The maximum exposure to credit risk of the Group of December 31, 2025 based on the type of its financial instruments and without excluding the amounts covered by several types of guarantees is set forth below:

Maximum exposure
Cash and cash equivalents	933
Investments in financial assets	262
Other financial assets	2,964

Considering the maximum exposure to the credit risk and based on the concentration of the counterparties, credit and investments with the National Government, direct agencies and companies with government participation, accounts for 560 and represents 13% of total, while the Group’s remaining debtors are diversified.

The following is the breakdown of the financial assets past due as of December 31, 2025:

	Current trade receivable	Other current receivables
Less than three months past due	231	19
Between three and six months past due	22	-
More than six months past due	5	2

	258	21

As of December 31, 2025, the provision for doubtful trade receivables amounts to 81 and the provision for other doubtful receivables amounts to 39. These provisions represent the Group’s best estimate of the credit losses incurred in relation with accounts receivables.

Guarantee policy

As collateral of the credit limits granted to customers, the Group receives several types of guarantees from its customers. In the gas stations and distributors segment, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers, joint and several bonds from their parent companies prevail. In the industrial and transport segment, bank guarantees prevail. To a lesser extent, the Group has also obtained other guarantees such as credit insurances and guarantee customer-supplier, among others.

The Group has effective guarantees granted by third parties for 984, 1,013 and 945 as of December 31, 2025, 2024 and 2023, respectively.

During the fiscal years ended December 31, 2025, 2024 and 2023, the Group did not execute material guarantees.

HORACIO DANIEL MARÍN

President

F - 34
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

5.	BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

As of the current fiscal year, as a consequence of the organizational structure changes in which the New Energies Vice Presidency was created and the Gas and Power Vice Presidency and the Downstream Vice Presidency were reformulated as the LNG and Integrated Gas Vice Presidency and the Midstream and Downstream Vice Presidency, respectively, the full management scope of these new business units was determined. On January 1, 2025, these organizational changes resulted in a modification of the composition of the business segments according to how the chief decision maker allocates resources and assesses the performance of these business segments, creating the New Energies business segment and readjusting the composition and definition of the businesses of the remaining business segments. Accordingly, the comparative information for the fiscal year ended December 31, 2024 and 2023 has been restated.

The business segments structure is organized as follows:

•	Upstream

It performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

Its revenues are mainly derived from: (i) the sale of the produced crude oil to third parties and to the Midstream and Downstream business segment; (ii) the sale of the produced natural gas to third parties and to the LNG and Integrated Gas business segment; and (iii) the sale of the natural gas retained in plant to the Midstream and Downstream business segment.

It incurs all costs related to the aforementioned activities.

•	Midstream and Downstream

It performs activities related to: (i) the refining, transportation and commercialization of refined products; (ii) the production, transportation and commercialization of petrochemical products; (iii) the transportation and commercialization of crude oil; and (iv) the commercialization of specialties for the agribusiness industry and of grains and their by-products.

On January 1, 2025, as a consequence of the organizational changes described above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to this business segment.

Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, and specialties for agribusiness industry and grains and their by-products, through the businesses of Retail, Commercial Networks, Industries, Transportation, Aviation, Agro, Lubricants and Specialties, LPG, Chemicals, International Trade and Transportation and Sales to Companies. In addition, it obtains revenues from midstream oil, midstream gas and natural gas storage operations and the provision of LNG regasification services.

It incurs all costs related to the aforementioned activities, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gas to be consumed in the refinery and petrochemical industrial complexes from the LNG and Integrated Gas business segment; and (iii) natural gas retained in plant from the Upstream business segment.

HORACIO DANIEL MARÍN

President

F - 35
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

5.	BUSINESS SEGMENT INFORMATION (cont.)

•	LNG and Integrated Gas

It performs activities related to: (i) natural gas transportation and commercialization to third parties and to the Midstream and Downstream business segment; (ii) the separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline, and its commercialization, through our investment in joint venture Mega; and (iii) the development of LNG capacity.

On January 1, 2025, as a consequence of the organizational changes described above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to the Midstream and Downstream business segment. Furthermore, the assets related to the distribution of natural gas through our subsidiary Metrogas and the generation of conventional thermal electric power and renewable energy through our joint ventures YPF EE and CT Barragán, which were formerly included in the Gas and Power business segment, were assigned to the New Energies business segment.

Its revenues are mainly derived from the sale of natural gas as producers to third parties and to the Midstream and Downstream and the New Energies business segments for our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the Upstream business segment.

•	New Energies

On January 1, 2025, as a consequence of the organizational changes described above, the New Energies Vice Presidency was created and during the current fiscal year the full management scope of this new business unit was determined. As of that date, the assets related to the distribution of natural gas through our subsidiary Metrogas and the generation of conventional thermal electric power and renewable energy through our joint ventures YPF EE and CT Barragán, which were formerly included in the Gas and Power business segment, were assigned to this business segment. In addition, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC, previously included in Central Administration and Others, were assigned to this business segment.

It performs activities related to: (i) the definition and development of the new energy portfolio; (ii) the definition and development of sustainability and energy transitions programs; (iii) the distribution of natural gas through our subsidiary Metrogas; and (iv) the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC. Furthermore, through our joint ventures YPF EE and CT Barragán, this business segment performs activities related to the generation of conventional thermal electric power and renewable energy.

Its revenues are mainly derived from the sale and transportation and distribution of natural gas to third parties through our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the LNG and Integrated Gas business segment through our subsidiary Metrogas.

•	Central Administration and Others

It includes the remaining activities performed by the Group that do not fall within the aforementioned business segments and which are not reporting business segments, mainly comprising revenues, expenses and assets related to: (i) corporate administrative; (ii) the production of frac sand for well drilling/fracking purposes; (iii) the construction activities through our subsidiary AESA; and (iv) digital development services and solutions through our subsidiary YPF Digital.

In addition, on January 1, 2025, as a consequence of the organizational changes described above, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC, previously included in Central Administration and Others, were assigned to the New Energies business segment.

Sales between business segments were made at internal transfer prices established by the Group, which approximately reflect domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN

President

F - 36
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

5.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total
For the year ended December 31, 2025
Revenues	89		15,157	1,643	835	724	-	18,448
Revenues from intersegment sales	7,486		181	322	8	1,122	(9,119)	-

Revenues	7,575		15,338	1,965	843	1,846	(9,119)	18,448

Operating profit or loss	410	(3)	1,167	(8)	432	(336)	75	1,740
Income from equity interests in associates and joint ventures	-		38	42	42	-	-	122

Net financial results								(952)
Net profit before income tax								910
Income tax								(1,709)
Net loss for the period								(799)

Acquisitions of property, plant and equipment	3,697		1,024	42	38	108	-	4,909
Acquisitions of right-of-use assets	83		125	-	-	8	-	216
Increases from business combinations (4)	822		193	-	-	-	-	1,015
Assets	13,167		11,093	735	2,502	2,094	(152)	29,439

Other income statement items
Depreciation of property, plant and equipment (2)	2,199		539	2	34	83	-	2,857
Amortization of intangible assets	-		38	-	12	11	-	61
Depreciation of right-of-use assets	150		131	-	-	5	-	286
Net reversal of impairment losses of property, plant and equipment and inventories write-down	-		-	-	(4)	-	-	(4)

For the year ended December 31, 2024
Revenues	50		15,901	1,633	895	814	-	19,293
Revenues from intersegment sales	8,225		122	294	9	1,038	(9,688)	-

Revenues	8,275		16,023	1,927	904	1,852	(9,688)	19,293

Operating profit or loss	515	(3)	1,356	(49)	106	(332)	(116)	1,480
Income from equity interests in associates and joint ventures	-		46	68	282	-	-	396

Net financial results								(856)
Net loss before income tax								1,020
Income tax								1,373
Net loss								2,393

Acquisitions of property, plant and equipment	4,177		1,233	26	37	127	-	5,600
Acquisitions of right-of-use assets	211		205	-	-	28	-	444
Increases from business combinations	-		-	-	-	-	-	-
Assets	12,795		10,758	720	2,524	2,822	(228)	29,391

Other income statement items
Depreciation of property, plant and equipment (2)	1,809		516	2	32	87	-	2,446
Amortization of intangible assets	-		29	-	13	1	-	43
Depreciation of right-of-use assets	154		115	-	-	1	-	270
Impairment of property, plant and equipment and inventories write-down (5)	79		3	-	5	-	-	87

HORACIO DANIEL MARÍN

President

F - 37
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

5.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total
For the year ended December 31, 2023
Revenues	32		14,977	1,523	407	372	-	17,311
Revenues from intersegment sales	7,211		136	291	21	765	(8,424)	-

Revenues	7,243		15,113	1,814	428	1,137	(8,424)	17,311

Operating profit or loss	(1,915)	(3)	939	(1)	(64)	(262)	55	(1,248)
Income from equity interests in associates and joint ventures	-		9	7	78	-	-	94

Net financial results								(504)
Net profit before income tax								(1,658)
Income tax								381
Net profit								(1,277)

Acquisitions of property, plant and equipment	4,717		1,285	14	24	151	-	6,191
Acquisitions of right-of-use assets	363		41	-	-	-	-	404
Increases from business combinations	-		-	-	-	-	-	-
Assets	10,869		9,734	651	1,877	2,022	(118)	25,035

Other income statement items
Depreciation of property, plant and equipment (2)	2,437		486	10	15	68	-	3,016
Amortization of intangible assets	-		30	-	7	-	-	37
Depreciation of right-of-use assets	131		89	-	-	-	-	220
Impairment of property, plant and equipment (5)	2,288		-	-	-	-	-	2,288

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes (32), (133) and (21) of unproductive exploratory drillings as of December 31, 2025, 2024 and 2023, respectively
(4)	Corresponds to increases in property, plant, and equipment and intangible assets due to business combinations, see Notes 7 and 8.
(5)	See Notes 8 and 26.

The distribution of revenue and non-current assets by geographic area is broken down in Notes 7, 8, 9 and 25.

HORACIO DANIEL MARÍN

President

F - 38
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

6.	FINANCIAL INSTRUMENTS BY CATEGORY

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding item in the statements of financial position, as appropriate. Since the items “Other receivables”, “Other liabilities” and “Accounts payable” in the statement of financial position contain both financial instruments and non-financial assets and liabilities (such as tax receivables and receivables and payables in kind, among other) reconciliation is presented in the columns labeled “Non-financial assets” and “Non-financial Liabilities”.

Financial assets

	2025
	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables (1)	1,224	-	1,224	622	1,846
Trade receivables (2)	1,740	-	1,740	-	1,740
Investments in financial assets	-	262	262	-	262
Cash and cash equivalents	527	406	933	-	933

	3,491	668	4,159	622	4,781

	2024
	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables (1)	293	-	293	622	915
Trade receivables (2)	1,487	-	1,487	195	1,682
Investments in financial assets	-	390	390	-	390
Cash and cash equivalents	679	439	1,118	-	1,118

	2,459	829	3,288	817	4,105

	2023
	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables (1)	232	-	232	308	540
Trade receivables (2)	1,063	-	1,063	-	1,063
Investments in financial assets	158	114	272	-	272
Cash and cash equivalents	1,027	96	1,123	-	1,123

	2,480	210	2,690	308	2,998

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.

HORACIO DANIEL MARÍN

President

F - 39
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

Financial liabilities

	2025
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	571	-	571	-	571
Loans	10,581	-	10,581	-	10,581
Other liabilities	771	-	771	1	772
Accounts payable	2,232	-	2,232	12	2,244

	14,155	-	14,155	13	14,168

	2024
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	776	-	776	-	776
Loans	8,942	-	8,942	-	8,942
Other liabilities	216	-	216	268	484
Accounts payable	2,873	-	2,873	12	2,885

	12,807	-	12,807	280	13,087

	2023
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	666	-	666	-	666
Loans	8,190	-	8,190	-	8,190
Other liabilities	232	-	232	2	234
Accounts payable	2,317	-	2,317	7	2,324

	11,405	-	11,405	9	11,414

Gains and losses on financial and non-financial instruments are allocated to the following categories:

	2025
	Financial and non- financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
Financial income	105	-	105
Financial costs	(1,087)	-	(1,087)
Net exchange differences	20	(60)	(40)
Result on financial assets at fair value with changes in profit or loss	-	132	132
Result from derivative financial instruments	-	1	1
Export Increase Program	-	-	-
Result from transactions with financial assets	-	-	-
Result from net monetary position	(63)	-	(63)

	(1,025)	73	(952)

HORACIO DANIEL MARÍN

President

F - 40
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

	2024
	Financial and non- financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
Financial income	134	-	134
Financial costs	(1,169)	-	(1,169)
Net exchange differences (1)	(60)	(31)	(91)
Result on financial assets at fair value with changes in profit or loss	-	232	232
Result from derivative financial instruments	-	(1)	(1)
Export Increase Program (2)	-	3	3
Result from transactions with financial assets	-	(3)	(3)
Result from net monetary position	39	-	39

	(1,056)	200	(856)

	2023
	Financial and non- financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
Financial income	334	-	334
Financial costs	(1,149)	-	(1,149)
Net exchange differences (1)	160	(236)	(76)
Result on financial assets at fair value with changes in profit or loss	-	289	289
Result from derivative financial instruments	-	7	7
Export Increase Program (2)	-	22	22
Result from transactions with financial assets	-	32	32
Result from net monetary position	37	-	37

	(618)	114	(504)

(1)	See Note 2.d).
(2)	See Note 35.j).

Fair value measurement

IFRS 13 “Fair value measurement” defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, independent parties in an arm’s length transaction. All financial instruments measured at fair value are assigned to one of the valuation hierarchy levels specified under IFRS 13 (as well as loans measured at amortized cost whose fair value is disclosed in “Fair value of financial assets and financial liabilities measured at amortized cost” section below). This valuation hierarchy comprises 3 levels.

(i)

Level 1: The valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the reporting period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and shall be used without adjustment to measure fair value whenever available.

(ii)

Level 2: The fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period.

(iii)

Level 3: The Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data is available. The inputs reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information, including internal data.

HORACIO DANIEL MARÍN

President

F - 41
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

The tables below present the Group’s financial assets measured at fair value through profit or loss as of December 31, 2025, 2024 and 2023, and their allocation to their fair value hierarchy levels:

	2025
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	250	-	-	250
- Private securities - NO	12	-	-	12

	262	-	-	262

Cash and cash equivalents:
- Mutual funds	382	-	-	382
- Public securities	24	-	-	24

	406	-	-	406

	668	-	-	668

	2024
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	381	-	-	381
- Private securities - NO	9	-	-	9

	390	-	-	390

Cash and cash equivalents:
- Mutual funds	439	-	-	439
- Public securities	-	-	-	-

	439	-	-	439

	829	-	-	829

	2023
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	114	-	-	114
- Private securities - NO	-	-	-	-

	114	-	-	114

Cash and cash equivalents:
- Mutual funds	96	-	-	96
- Public securities	-	-	-	-

	96	-	-	96

	210	-	-	210

The Group has no financial liabilities measured at fair value through profit or loss.

Fair value estimates

The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2025, 2024 and 2023, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining loans, amounted to 10,696, 8,811 and 7,547 as of December 31, 2025, 2024 and 2023, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their carrying amount.

7.	INTANGIBLE ASSETS

	2025	2024	2023
Net carrying amount of intangible assets	1,108	531	407
Provision for impairment of intangible assets	(40)	(40)	(40)

	1,068	491	367

HORACIO DANIEL MARÍN

President

F - 42
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

7.	INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Service concessions	Exploration rights and hydrocarbon resources	Other intangibles	Total
Cost	933	110	453	1,496
Accumulated amortization	675	-	397	1,072

Balance as of December 31, 2022	258	110	56	424

Cost
Increases	31	-	2	33
Increases from business combinations	-	-	-	-
Translation effect	-	-	(60)	(60)
Adjustment for inflation (1)	-	-	36	36
Decreases, reclassifications and other movements	-	-	-	-

Accumulated amortization
Increases	28	-	9	37
Translation effect	-	-	(29)	(29)
Adjustment for inflation (1)	-	-	18	18
Decreases, reclassifications and other movements	-	-	-	-

Cost	964	110	431	1,505
Accumulated amortization	703	-	395	1,098

Balance as of December 31, 2023	261	110	36	407

Cost
Increases	86	-	4	90
Increases from business combinations	-	-	-	-
Translation effect	-	-	(12)	(12)
Adjustment for inflation (1)	-	-	51	51
Decreases, reclassifications and other movements	-	-	62	62

Accumulated amortization
Increases	27	-	16	43
Translation effect	-	-	(7)	(7)
Adjustment for inflation (1)	-	-	31	31
Decreases, reclassifications and other movements	-	-	-	-

Cost	1,050	110	536	1,696
Accumulated amortization	730	-	435	1,165

Balance as of December 31, 2024	320	110	101	531

Cost
Increases	74	-	8	82
Increases from business combinations	-	580	-	580
Translation effect	-	-	(31)	(31)
Adjustment for inflation (1)	-	-	24	24
Decreases, reclassifications and other movements	-	(54)	29	(25)

Accumulated amortization
Increases	27	-	34	61
Translation effect	-	-	(20)	(20)
Adjustment for inflation (1)	-	-	15	15
Decreases, reclassifications and other movements	-	-	(3)	(3)

Cost	1,124	636	566	2,326
Accumulated amortization	757	-	461	1,218

Balance as of December 31, 2025	367	636	105	1,108

(1)

Corresponds to the adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Likewise, in accordance with IFRS 8 “Operating segments”, intangible assets are geographically located in Argentina.

8.	PROPERTY, PLANT AND EQUIPMENT

	2025	2024	2023
Net carrying amount of property, plant and equipment	19,926	19,456	20,532
Provision for obsolescence of materials and equipment	(484)	(223)	(171)
Provision for impairment of property, plant and equipment	(357)	(497)	(2,649)

	19,085	18,736	17,712

HORACIO DANIEL MARÍN

President

F - 43
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,395	50,087		8,677	528	1,195	3,880	38	832	1,343	1,159	930	70,064
Accumulated depreciation	700	42,294		5,494	359	-	-	-	761	925	586	684	51,803

Balance as of December 31, 2022	695	7,793		3,183	169	1,195	3,880	38	71	418	573	246	18,261

Cost
Increases	1	511	(4)	99	6	1,282	4,161	119	4	-	-	8	6,191	(6)
Increases from business combinations	-	-		-	-	-	-	-	-	-	-	-	-
Translation effect	(178)	-		-	(55)	(19)	(46)	-	(30)	-	(904)	(223)	(1,455)
Adjustment for inflation (5)	106	-		-	33	11	27	-	18	-	537	131	863
Decreases, reclassifications and other movements	16	2,503		135	165	(1,030)	(2,357)	(26)	45	39	18	(3)	(495)	(3)

Accumulated depreciation
Increases	28	2,692	(4)	364	30	-	-	-	36	64	10	28	3,252
Translation effect	(96)	-		-	(36)	-	-	-	(27)	-	(455)	(150)	(764)
Adjustment for inflation (5)	57	-		-	22	-	-	-	16	-	270	88	453
Decreases, reclassifications and other movements	(1)	(92)		-	(5)	-	-	-	-	(8)	-	(2)	(108)

Cost	1,340	53,101		8,911	677	1,439	5,665	131	869	1,382	810	843	75,168
Accumulated depreciation	688	44,894		5,858	370	-	-	-	786	981	411	648	54,636

Balance as of December 31, 2023	652	8,207	(1)	3,053	307	1,439	5,665	131	83	401	399	195	20,532

Cost
Increases	1	169	(4)	95	28	1,263	3,928	99	2	-	-	15	5,600	(6)
Increases from business combinations	-	-		-	-	-	-	-	-	-	-	-	-
Translation effect	(43)	-		-	(12)	(4)	(6)	-	(7)	-	(176)	(42)	(290)
Adjustment for inflation (5)	151	-		-	48	16	24	-	31	-	746	182	1,198
Decreases, reclassifications and other movements	(94)	(24,759)		325	(13)	(1,151)	(3,543)	(171)	1	183	(5)	(45)	(29,272)	(3) (7)

Accumulated depreciation
Increases	29	2,160		372	41	-	-	-	39	72	25	33	2,771
Translation effect	(19)	-		-	(8)	-	-	-	(5)	-	(89)	(30)	(151)
Adjustment for inflation (5)	80	-		-	32	-	-	-	22	-	376	129	639
Decreases, reclassifications and other movements	(63)	(24,725)		-	(57)	-	-	-	(42)	(12)	(12)	(36)	(24,947)	(7)

Cost	1,355	28,511		9,331	728	1,563	6,068	59	896	1,565	1,375	953	52,404
Accumulated depreciation	715	22,329		6,230	378	-	-	-	800	1,041	711	744	32,948

Balance as of December 31, 2024	640	6,182	(1)	3,101	350	1,563	6,068	59	96	524	664	209	19,456

HORACIO DANIEL MARÍN

President

F - 44
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,355	28,511		9,331	728	1,563	6,068	59	896	1,565	1,375	953	52,404
Accumulated depreciation	715	22,329		6,230	378	-	-	-	800	1,041	711	744	32,948

Balance as of December 31, 2024	640	6,182(1)		3,101	350	1,563	6,068	59	96	524	664	209	19,456

Cost
Increases	1	175		125	17	867	3,673	40	3	-	-	8	4,909	(6)
Increases from business combinations	11	184		51	93	46	50	-	-	-	-	-	435
Translation effect	(81)	-		-	(31)	(10)	(16)	-	(18)	-	(399)	(100)	(655)
Adjustment for inflation (5)	62	-		-	24	8	12	-	14	-	304	78	502
Decreases, reclassifications and other movements	(24)	(1,174)	(4)	555	178	(1,200)	(4,376)	(85)	23	37	40	(17)	(6,043)	(3) (8) (9)

Accumulated depreciation
Increases	27	2,348	(4)	389	59	-	-	-	40	75	26	28	2,992
Translation effect	(45)	-		-	(19)	-	-	-	(11)	-	(205)	(74)	(354)
Adjustment for inflation (5)	34	-		-	14	-	-	-	9	-	157	56	270
Decreases, reclassifications and other movements	(28)	(4,134)		-	(29)	-	-	-	(10)	(1)	(1)	(27)	(4,230)	(8) (9)

Cost	1,324	27,696		10,062	1,009	1,274	5,411	14	918	1,602	1,320	922	51,552
Accumulated depreciation	703	20,543		6,619	403	-	-	-	828	1,115	688	727	31,626

Balance as of December 31, 2025	621	7,153	(1)	3,443	606	1,274	5,411	14(2)	90	487	632	195	19,926

(1)	Includes 293, 144 and 269 of mineral property as of December 31, 2025, 2024 and 2023, respectively.
(2)

As of December 31, 2025, there are 12 exploratory wells in progress. During the year ended on such date, drilling of 12 wells were started, 2 wells were charged to exploratory expense, and 8 well was transferred to properties with proved reserves in the “Mining property, wells and related equipment” account.

(3)	Includes 20, 2 and 4 of net carrying amount charged to provision for obsolescence of materials and equipment for the years ended December 31, 2025, 2024 and 2023, respectively.
(4)

Includes (219), 169 and 507 corresponding to (reversal) / costs of hydrocarbon wells abandonment as of December 31, 2025, 2024 and 2023, respectively, and 82 and 13 of depreciation recovery for the years ended December 31, 2025 and 2023, respectively.

(5)

Corresponds to adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(6)

Includes 9, 31 and 57 corresponding to short-term leases as of December 31, 2025, 2024 and 2023, respectively; includes 14, 21 and 6 corresponding to the variable charge of leases related to the underlying asset use or performance as of December 31, 2025, 2024 and 2023, respectively. Additionally, includes 57, 61 and 68 corresponding to the capitalization of depreciation of right-of-use assets as of December 31, 2025, 2024 and 2023, respectively (see Note 9); and 8, 10 and 13 corresponding to capitalization of the financial accretion of the lease liability as of December 31, 2025, 2024 and 2023, respectively (see Note 21).

(7)

Includes 28,586 and 24,915 of cost and accumulated depreciation, respectively, of assets related to the Mature Fields Project reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.a).

(8)

Includes 380 and 74 of cost and accumulated depreciation, respectively, of assets related to the “Aguada del Chañar” exploitation concession reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.b).

(9)

Includes 4,630 and 3,879 of cost and accumulated depreciation, respectively, of assets related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.a).

HORACIO DANIEL MARÍN

President

F - 45
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the fiscal year ended December 31, 2025, 2024 and 2023, the rate of capitalization was 7.10%, 7.22% and 7.89%, respectively, and the amount capitalized amounted to 14, 6 and 17, respectively.

Set forth present is the evolution of the provision for obsolescence of materials and equipment for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Balance at the beginning of the year	223	171	151
Increases charged to profit or loss	371	53	24
Decreases charged to profit or loss	(41)	-	-
Applications due to utilization	(20)	(2)	(4)
Translation effect	(2)	-	(2)
Adjustment for inflation (1)	2	1	2
Reclassifications	(49)	-	-

Balance at the end of the year	484	223	171

(1)

Corresponds to the adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth present is the evolution of the provision for impairment of property, plant and equipment for the years ended December 31, 2025, 2024 and 2023:

	2025	2024		2023
Balance at the beginning of the year	497	2,649		600
Increases charged to profit or loss	2	66		2,288
Decreases charged to profit or loss	(7)	-		-
Depreciation (1)	(135)	(325)		(236)
Translation effect	(4)	(2)		(7)
Adjustment for inflation (2)	4	5		4
Reclassifications	-	(1,896)	(3)	-

Balance at the end of the year	357	497		2,649

(1)	Included in “Depreciation of property, plant and equipment” line item in the statement of comprehensive income, see Note 27.
(2)

Corresponds to the adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(3)

Includes 1,893 of the provision for impairment associated with assets related to the Mature Fields Project reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.a).

The Group estimates the recoverable amount of property, plant and equipment based on the guidelines and methodology mentioned in Notes 2.b.5) and 2.c).

The Group permanently monitors the outlook of the businesses where it operates. In general, it analyzes macroeconomic variables such as price indexes and currency devaluation, among others, and in particular, for the natural gas market, the demand volume to be covered and natural gas sales prices.

In relation to the natural gas market, incentive schemes were established in recent years in order to increase the domestic production of natural gas. As of 2018 and 2019, an excess in the supply from the increased production on unconventional fields with respect to the domestic demand was observed at specific times of the year, an unusual situation in the past, which affected natural gas production due to the temporary shutdown of wells. This situation generated a reduction in natural gas sales prices in the local market, which generated a drop in natural gas production due to the lack of incentives to develop projects. Consequently, on November 16, 2020, the National Government approved the Plan GasAr 2020-2024 with the aim of making viable investments to increase the production of natural gas in all the country’s basins and satisfy the hydrocarbon needs of the local market. Subsequently and with the same objective, on November 4, 2022, the National Government approved the Plan GasAr 2023-2028. Within this framework, YPF undertook natural gas production commitments in the Neuquina and Northwest basins. See Note 35.f.1).

HORACIO DANIEL MARÍN

President

F - 46
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

As of September 30, 2023, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Neuquina Basin of 506 (329 net of the income tax effect), generated by a combination of variables, including mainly, a higher competition in the domestic natural gas market which may lead to a drop in natural gas sales prices in the medium and long term and a consequent adequacy of our production. The discount rate after income tax used as of September 30, 2023 was 14.89%. In addition, as of December 31, 2023, the carrying amount of the net assets of the CGU Gas - Neuquina Basin amounted to 2,400 and approximated its recoverable amount.

On February 29, 2024 (see Note 11.a)) YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin and analyzed fair value less cost of disposal to be less than their carrying amount. The Company considered this to be an impairment loss indicator under IAS 36. Accordingly, the Company performed an impairment review separately from its CGU and recognized an impairment charge of property, plant and equipment of 1,782 (1,158 net of the income tax effect) as of December 31, 2023, considering the net assets and recoverable amount of each disposal group.

Considering, most of the transactions of oil and gas assets in Argentina during recent years are related to fields where the main targeted reservoirs are unconventional formations (specifically, the Vaca Muerta formation), and for the transactions that could be considered comparable to the assets evaluated in each disposal group, the publicly available information was insufficient to derive conclusions for a fair value in active markets for identical assets to those of each disposal group (Level 1), or inputs other than quoted prices included within Level 1 that are observable for the assets, either directly or indirectly (Level 2), the recoverable amount for each disposal group was determined applying an asset valuation technique commonly used in the oil and gas industry which is the discounted cash flow analysis technique. This valuation technique is considered to be Level 3 in the fair value hierarchy due to unobservable inputs used in the valuation, representing the fair value less costs of disposal measurement. In estimating the discounted cash flows of the disposal groups, the Company worked closely with a third-party qualified independent valuer not related to the Group, with appropriate qualifications, to establish the appropriate valuation techniques and inputs to the model.

This valuation technique required projections of production, operating expenses, capital expenditures, hydrocarbon wells abandonment costs, royalties and taxes and the date of the termination of the concessions. The key assumptions to which the disposal groups recoverable amounts are most sensitive are production, crude oil and natural gas prices, discount rate and macroeconomic variables. Values for reserves were expressed in terms of future gross revenues, future net revenues, present value and considering a ten-year extension of the termination of certain concessions expiring in the near term. Future net revenues were calculated by deducting from future gross revenues royalties paid in cash, operating expenses, capital expenditures and hydrocarbon wells abandonment costs, production taxes, and income tax. Operating expenses include fields operating expenses, transportation and processing expenses, and an allocation of overhead that directly relates to production activities. Capital expenditures include drilling and completion costs, facilities costs, and maintenance costs. Hydrocarbon wells abandonment costs are those costs associated with the removal of facilities, plugging of wells and reclamation and restoration associated with the abandonment of hydrocarbon wells. The recoverable amount was defined as future net revenues discounted at a discount rate after income tax, which as of December 31, 2023 was 15%.

As of December 31, 2024, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Northwest Basin of 58 (37 net of income tax effect), generated by a combination of variables, but mainly due to production costs increases. The discount rate after income tax used as of December 31, 2024 was 14.80%, and the recoverable amount after income tax as of such date of the CGU Gas - Northwest Basin was 28. In addition, as of December 31, 2024, the carrying amount of the net assets of the CGU Gas - Neuquina Basin amounted to 2,769 and approximated its recoverable amount.

HORACIO DANIEL MARÍN

President

F - 47
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

As of December 31, 2025, the carrying amounts of the net assets of the CGU Gas - Cuenca Neuquina and the CGU Gas - Cuenca Noroeste amount to 2,804 and 9, respectively. The Group will continue analyzing the prospects for the variables mentioned above to further estimate their impact on expected cash flows.

Likewise, in accordance with IFRS 8, the distribution of property, plant and equipment by geographic area is broken down below:

	2025	2024	2023
Argentina	19,084	18,735	17,702
Mercosur and associated countries	1	1	10

	19,085	18,736	17,712

9. RIGHT-OF-USE ASSETS

Lease contracts in which the Group is the lessee mainly correspond to:

-	Land and buildings, which include:

(i)

Reservoirs and land necessary to mount surface installations for the underground storage of natural gas, whose contracts have an average term of 4 years and establish minimum guaranteed payments based on the contractual terms and conditions.

(ii)	Permits for the use of ports and land, whose contracts have an average term of 7 years and establish minimum guaranteed payments based on the contractual terms and conditions.

-

Exploitation equipment and facilities, which include drilling and workover equipment and lifting pumps. These contracts with an average term of 7 years, establish minimum guaranteed payments on the basis of the availability the Group has over these assets, and variable payments calculated on the basis of a rate per unit of use (per hour or day).

-	Machinery and equipment, which include:

(i)

Equipment for natural gas compression and power generation, whose contracts have an average term of 6 years and establish minimum payments based on the available power, and variable payments calculated on the basis of a rate per generation unit.

(ii)	Regasification and gas liquefaction equipment, whose contracts have an average term of 4 years and establish minimum guaranteed payments based on the availability the Group has over these assets.

-	Gas stations, whose contracts include the lease of land and associated facilities, have an average term of 10 years and establish payments based on a given quantity of fuel.

-	Transportation equipment, which include:

(i)	Vessels and barges for hydrocarbon transportation, whose contracts have an average term of 3 years and establish minimum guaranteed payments based on the availability the Group has over these assets.

(ii)

Truck fleets, whose contracts have an average term of 3 years and establish variable payments estimated on the basis of a rate per unit of use (per kilometer travelled). In some cases, minimum payments are stipulated based on the availability the Group has over these assets.

HORACIO DANIEL MARÍN

President

F - 48
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

9.	RIGHT-OF-USE ASSETS (cont.)

The evolution of the Group’s right-of-use assets as of December 31, 2025, 2024 and 2023 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	33	495	283	100	370	1,281
Accumulated depreciation	19	301	209	44	167	740

Balance as of December 31, 2022	14	194	74	56	203	541

Cost
Increases	13	93	169	1	128	404
Translation effect	(1)	-	-	(18)	-	(19)
Adjustment for inflation (2)	-	-	-	11	-	11
Decreases, reclassifications and other movements	(5)	(21)	(1)	-	-	(27)

Accumulated depreciation
Increases	6	119	43	9	111	288	(1)
Translation effect	(1)	-	-	(10)	-	(11)
Adjustment for inflation (2)	-	-	-	6	-	6
Decreases, reclassifications and other movements	-	(4)	-	-	-	(4)

Cost	40	567	451	94	498	1,650
Accumulated depreciation	24	416	252	49	278	1,019

Balance as of December 31, 2023	16	151	199	45	220	631

Cost
Increases	12	16	219	11	186	444
Translation effect	-	-	-	(3)	-	(3)
Adjustment for inflation (2)	1	-	-	14	-	15
Decreases, reclassifications and other movements	(1)	(15)	(59)	(2)	(11)	(88)

Accumulated depreciation
Increases	7	101	88	12	123	331	(1)
Translation effect	-	-	-	(3)	-	(3)
Adjustment for inflation (2)	1	-	-	10	-	11
Decreases, reclassifications and other movements	-	(15)	(56)	(1)	(11)	(83)

Cost	52	568	611	114	673	2,018
Accumulated depreciation	32	502	284	67	390	1,275

Balance as of December 31, 2024	20	66	327	47	283	743

Cost
Increases	-	37	40	-	139	216
Translation effect	-	-	-	(8)	-	(8)
Adjustment for inflation (2)	-	-	-	5	-	5
Decreases, reclassifications and other movements	(7)	(19)	(4)	-	(51)	(81)

Accumulated depreciation
Increases	6	35	111	11	180	343	(1)
Translation effect	-	-	-	(6)	-	(6)
Adjustment for inflation (2)	-	-	-	4	-	4
Decreases, reclassifications and other movements	(1)	(2)	-	-	-	(3)

Cost	45	586	647	111	761	2,150
Accumulated depreciation	37	535	395	76	570	1,613

Balance as of December 31, 2025	8	51	252	35	191	537

(1)

Includes 286, 270 and 220 that were charged to “Depreciation of right-of-use assets” line in the statement of comprehensive income for the years ended December 31, 2025, 2024 and 2023, respectively, (see Note 27), and includes 57, 61 and 68 that were capitalized in “Property, plant and equipment” in the statement of financial position (see Note 8).

(2)

Corresponds to the adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Likewise, in accordance with IFRS 8, right-of-use assets are geographically located in Argentina.

HORACIO DANIEL MARÍN

President

F - 49
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the value of the investments in associates and joint ventures at an aggregate level as of December 31, 2025, 2024 and 2023:

	2025	2024	2023
Amount of investments in associates	326	212	142
Amount of investments in joint ventures	1,284	1,748	1,534

	1,610	1,960	1,676

The main concepts which affected the value of the aforementioned investments during the years ended December 31, 2025, 2024 and 2023, correspond to:

	2025		2024	2023
Balance at the beginning of the year	1,960		1,676	1,905
Acquisitions and contributions	96		-	5
Capitalization in associates and joint ventures	12		-	-
Income on investments in associates and joint ventures	122		396	94
Distributed dividends	(249)	(4)	(174)	(275)
Translation differences	(17)		(13)	(99)
Adjustment for inflation (1)	18		75	46
Decrease from sale of companies (2)	(261)		-	-
Other movements (3)	(71)		-	-

Balance at the end of the year	1,610		1,960	1,676

(1)

Corresponds to the adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)	Corresponds to the decrease due to the sale of Profertil, see Note 3.
(3)	Corresponds to the decrease in the OLCLP and Refinor joint ventures, see Note 3.
(4)	Includes 23 that were offset by trade liabilities.

The following table presents the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the years ended December 31, 2025, 2024 and 2023. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates			Joint ventures
	2025	2024	2023	2025	2024	2023
Net income	57	29	(2)	65	367	96
Other comprehensive income	(7)	42	(23)	8	20	(30)

Comprehensive income for the year	50	71	(25)	73	387	66

HORACIO DANIEL MARÍN

President

F - 50
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

10.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

The financial information corresponding to YPF EE’s assets and liabilities as of December 31, 2025, 2024 and 2023, as well as the results as of such dates, are detailed below:

	2025 (1)	2024 (1)	2023 (1)
Total non-current assets	2,219	2,147	2,102
Cash and cash equivalents	204	240	114
Other current assets	222	243	152
Total current assets	426	483	266

Total assets	2,645	2,630	2,368

Financial liabilities (excluding “Accounts payable”, “Provisions” and “Other liabilities“items)	786	736	720
Other non-current liabilities	175	64	204
Total non-current liabilities	961	800	924
Financial liabilities (excluding “Accounts payable”, “Provisions” and “Other liabilities“items)	234	291	188
Other current liabilities	186	213	143
Total current liabilities	420	504	331

Total liabilities	1,381	1,304	1,255

Total shareholders’ equity (2)	1,264	1,326	1,113

Dividends received (3)	36	36	35

Closing exchange rates (4)	1,450.50	1,030.50	806.95

	2025 (1)	2024 (1)	2023 (1)
Revenues	655	534	531
Interest income	13	31	42
Depreciation and amortization	(176)	(161)	(143)
Interest loss	(63)	(66)	(56)
Income tax	(208)	195	(266)
Operating profit	272	120	273

Net income	5	276	(53)
Other comprehensive income	449	292	2,414

Total comprehensive income	454	568	2,361

Average exchange rates (4)	1,242.09	914.67	294.95

(1)

The financial information arises from the statutory consolidated financial statements of YPF EE and the amounts are translated to U.S. dollars using the exchange rates indicated. On this information, accounting adjustments have been made for the calculation of the equity method value and in the results of YPF EE. The adjusted equity and results do not differ significantly from the financial information disclosed here.

(2)	Includes the non-controlling interest.
(3)	The amounts are translated to U.S. dollars using the exchange rate at the date of the dividends’ payment.
(4)	Corresponds to the average seller/buyer exchange rate of BNA.

The following table presents the value of the investments in associates and joint ventures on a disaggregated basis as of December 31, 2025, 2024 and 2023:

Name of entity	2025	2024	2023
Joint ventures: (1)
YPF EE	827	875	735
MEGA	166	182	133
Profertil (2)	-	345	339
OLCLP (2)	-	43	34
CT Barragán	242	230	250

Associates:
Oldelval	98	63	55
Termap	20	20	15
OTAMERICA	35	38	25
CDS	29	31	26
YPF Gas	53	52	17
VMOS	73	-	-

Others (3)	67	81	47

	1,610	1,960	1,676

(1)	Based on the terms of the shareholders’ agreements, there is joint control by the shareholders of these companies.
(2)	See Note 3.
(3)	Includes Refinor, OTA, OTC, GPA, Petrofaro S.A., Bioceres S.A., Bizoy S.A., Santa Fe Bio S.A. and Southern Energy S.A. Since October 28, 2025 Refinor is a subsidiary of YPF, see Note 3.

HORACIO DANIEL MARÍN

President

F - 51
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES

The following table presents the main assets held for sale and associated liabilities as of December 31, 2025 and 2024:

	Upstream	Midstream and Downstream	Total
For the year ended December 31, 2025
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	1,013	-	1,013
Property, plant and equipment - Gas stations	-	6	6
Assets of YPF Brasil	-	-	-

	1,013	6	1,019

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	1,172	-	1,172
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	5	-	5
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	4	-	4
Liabilities of YPF Brasil	-	-	-

	1,181	-	1,181

	Upstream	Midstream and Downstream	Total
For the year ended December 31, 2024
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	1,506	-	1,506
Property, plant and equipment - Gas stations	-	10	10
Assets of YPF Brasil (1)	-	21	21

	1,506	31	1,537

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	2,051	-	2,051
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	53	-	53
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	14	-	14
Liabilities of YPF Brasil (1)	-	18	18

	2,118	18	2,136

(1)	On January 31, 2025, YPF sold its 100% interest in YPF Brasil.

As of December 31, 2023, the Group did not classify assets as held for sale.

11.a) Optimization plan of the conventional Upstream portfolio

11.a.1) Description of the Plan

On February 29, 2024, YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin. This disposal of assets related to mature fields, named “Mature Fields Project”, is consistent with the Company’s management plans, which considers that the rationalization of the conventional Upstream portfolio is one of the drivers on which the YPF’s strategy is based, with focus on activities and investments in unconventional fields.

During 2024 and 2025 YPF signed different assignment agreements for 15 groups of assets (46 areas), subject to the fulfillment of agreed closing conditions, including applicable regulatory and provincial approvals. The remaining groups of assets are in negotiations with third parties for their disposal or reversion.

As part of the optimization plan of the conventional Upstream portfolio, on December 11, 2025, YPF’s Board of Directors resolved the disposal of new groups of assets related to 3 areas in the Provinces of Mendoza and Chubut. During January and February 2026 YPF signed assignment agreements for these assets, subject to the fulfillment of agreed closing conditions, including applicable regulatory and provincial approvals.

HORACIO DANIEL MARÍN

President

F - 52
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

11.  ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

As of the date of issuance of these consolidated financial statements, as mentioned above, the Company has signed assignment agreements for certain groups of assets that are subject to closing conditions mainly related to regulatory and provincial approvals, for which the Company is taking the necessary steps to close; and it is highly probable that these assets will be disposed. In addition, the Company maintains groups of assets as held for sale for which agreements have not yet been signed but continuous in negotiations with third parties for their disposal or reversal. The delay in the fulfillment of the plan for the disposal of mature fields is due to the complexity of the negotiations, which is beyond the Company’s control. As of the date of issuance of these consolidated financial statements, the Company considers that the disposal of such assets continues to be highly probable during 2026.

The assignment and/or reversion that have met the agreed closing conditions as of December 31, 2025, and therefore the transaction was settled are described below:

•	Escalante - El Trébol

On October 29, 2024, Decree No. 1,509/2024 was published in the Official Gazette of the Province of Chubut, which authorized the assignment of 100% of YPF’s rights and obligations in the “Escalante - El Trébol” exploitation concession in favor of PECOM Servicios Energía S.A.U. (“PECOM”), being the granting of the extension of such concession subject to the fulfillment of certain conditions by YPF and by PECOM.

On November 15, 2024, after the fulfillment of the closing conditions by YPF and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of PECOM was formalized.

•	Llancanelo and Llancanelo R

On November 28, 2024, Resolution No. 335/2024 was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in the “Llancanelo” and “Llancanelo R” exploitation concessions in favor of Petroquímica Comodoro Rivadavia S.A. (“PCR”).

On December 5, 2024, after the fulfillment of the closing conditions by YPF and PCR, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PCR was formalized.

•	Estación Fernández Oro

On December 19, 2024, Decree No. 525/2024 was published in the Official Gazette of the Province of Río Negro, which authorized the transfer of 100% of YPF’s rights and obligations in the “Estación Fernández Oro” exploitation concession in favor of Quintana E&P Argentina S.R.L., Quintana Energy Investments S.A., and Gas Storage and Midstream Services S.A. (“Quintana Consortium”).

On February 3, 2025, after the fulfillment of the closing conditions by YPF and Quintana Consortium, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of Quintana Consortium was formalized.

•	Campamento Central - Cañadón Perdido

On January 6, 2025, Decree No. 1,892/2024 was published in the Official Gazette of the Province of Chubut, which authorized the transfer of 100% of the rights and obligations in the “Campamento Central - Cañadón Perdido” exploitation concession, in which YPF held a working interest of 50%, in favor of PECOM.

On January 31, 2025, after the fulfillment of the closing conditions by YPF and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of PECOM was formalized.

•	Barrancas, Vizcacheras, La Ventana, Ceferino, Mesa Verde and Río Tunuyán

On January 29, 2025, Resolution No. 16/2025 was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in “Barrancas”, “Vizcacheras”, “La Ventana”, “Ceferino”, “Mesa Verde” and “Río Tunuyán” exploitation concessions in favor of Petróleos Sudamericanos S.A. (“PS”).

HORACIO DANIEL MARÍN

President

F - 53
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

11.  ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

On March 27, 2025, after the fulfillment of the closing conditions by YPF and PS, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PS was formalized with effective date as of April 1, 2025.

•	Señal Cerro Bayo, Volcán Auca Mahuida, Don Ruiz and Las Manadas

On April 7, 2025, Decree No. 372/2025 was published in the Official Gazette of the Province of Neuquén, which authorized the transfer of 100% of YPF’s rights and obligations in “Señal Cerro Bayo”, “Volcán Auca Mahuida”, “Don Ruiz” and “Las Manadas” exploitation concessions in favor of Bentia Energy S.A. (“Bentia”) and Ingeniería SIMA S.A.

On June 6, 2025, after the fulfillment of the closing conditions by YPF, Bentia and Ingeniería SIMA S.A., the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Bentia and Ingeniería SIMA S.A. was formalized.

•	Al Norte de la Dorsal, Octógono and Dadín

On April 9, 2025, Decree No. 380/2025 was published in the Official Gazette of the Province of Neuquén, which authorized the transfer of 100% of YPF’s rights and obligations in “Al Norte de la Dorsal” and “Octógono” exploitation concessions in favor of Bentia.

On June 10, 2025, after the fulfillment of the closing conditions by YPF and Bentia related to “Al Norte de la Dorsal” and “Octógono” exploitation concessions, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Bentia was formalized. Likewise, on November 7, 2025, the transfer of 100% of the rights and obligations of YPF in the “Dadín” exploitation concession to Bentia was formalized.

•

Cerro Piedra - Cerro Guadal Norte, Barranca Yankowsky, Los Monos, El Guadal - Lomas del Cuy, Cañadón Vasco, Cañadón Yatel, Pico Truncado - El Cordón, Los Perales - Las Mesetas, Cañadón León - Meseta Espinosa and Cañadón de la Escondida - Las Heras

On April 2, 2025, YPF signed a Memorandum of Understanding (“MOU”) with the Province of Santa Cruz and Fomicruz S.E. (“Fomicruz”) for the purpose of establishing the general terms and conditions upon which the assignment by YPF to Fomicruz of the exploitation concessions “Cerro Piedra - Cerro Guadal Norte”, “Barranca Yankowsky”, “Los Monos”, “El Guadal - Lomas del Cuy”, “Cañadón Vasco”, “Cañadón Yatel”, “Pico Truncado - El Cordón”, “Los Perales - Las Mesetas”, “Cañadón León - Meseta Espinosa”, “Cañadón de la Escondida - Las Heras” and the transportation concessions associated with such concessions will be negotiated. The aforementioned MOU, subject to approval by YPF’s Board of Directors and the issuance of the corresponding decree by the Province of Santa Cruz, was approved by YPF’s Board of Directors on April 9, 2025 and Decree No. 376/2025 was issued by the Province of Santa Cruz on May 6, 2025.

On June 2, 2025, YPF and Fomicruz signed an assignment agreement for the transfer of 100% of the working interest in the aforementioned exploitation and transportation concessions. The transfer was approved by Decree No. 539/2025 published in the Official Gazette of the Province of Santa Cruz on June 18, 2025.

On June 19, 2025, YPF and Fomicruz executed the notarial deed, thereby formalizing and perfecting the aforementioned assignment. Additionally, YPF and Fomicruz signed a transitory operation agreement for all the assigned exploitation concessions until December 2025.

•	El Portón (Mendoza - Neuquén), Chihuido de la Salina, Altiplanicie del Payún, Cañadón Amarillo, Chihuido de la Salina Sur and Confluencia Sur

On February 20, 2025, Resolution No. 28/2025 of the Ministry of Energy and Environment was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in “El Portón”, “Chihuido de la Salina”, “Altiplanicie del Payún”, “Cañadón Amarillo”, “Chihuido de la Salina Sur” and “Confluencia Sur” exploitation concessions in favor of Consorcio Quintana and Compañía TSB S.A. (“TSB”).

HORACIO DANIEL MARÍN

President

F - 54
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

11.  ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

On June 19, 2025, after the fulfillment of the closing conditions by YPF, Consorcio Quintana and TSB, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Consorcio Quintana and TSB was formalized with effective date as of July 1, 2025. As of the date of issuance of these consolidated financial statements, YPF, Consorcio Quintana and TSB, entered into a transitory operation agreement for the “El Portón” exploitation concession, pending the authorization by the Province of Neuquén of the transfer regarding this concession.

•	El Tordillo, Puesto Quiroga and La Tapera

On November 26, 2025, Decree No. 1,419/2025 was published in the Official Gazette of the Province of Chubut, which authorized the transfer of 100% of YPF’s rights and obligations in “El Tordillo”, “Puesto Quiroga” and “La Tapera” exploitation concessions and the transportation concessions associated with such exploitation concessions, in which YPF held a working interest of 7.196%, in favor of Crown Point Energía S.A,

On December 1, 2025, after the fulfillment of the closing conditions by YPF and Crown Point Energía S.A., the transfer of 100% of the rights and obligations of YPF in such exploitation and transportation concessions in favor of Crown Point Energía S.A.

The assignment and/or reversion agreements that have met the agreed closing conditions after December 31, 2025 are described below. The groups of assets associated with these agreements continue to be classified as held for sale at that date.

•	Restinga Alí

On June 19, 2025 YPF signed an agreement that establishes the terms and conditions for the reversion of the “Restinga Alí” exploitation concession, located in the Province of Chubut. On July 24, 2025 the Legislature of the Province of Chubut approved the agreement through Law XVII No. 162/2025, which was enacted on August 1, 2025 and published in the Official Gazette of the Province of Chubut on August 7, 2025.

On December 17, 2025, YPF was notified of Decree No. 1,505/2025 of the Province of Chubut, authorizing the reversion of the “Restinga Alí” exploitation concession to Petrominera Chubut S.E. This reversion became effective on January 8, 2026.

•	Los Chorrillos, Lago Fuego, Tierra del Fuego - Fracción A, Tierra del Fuego - Fracción B, Tierra del Fuego - Fracción C, Tierra del Fuego - Fracción D and Tierra del Fuego - Fracción E

On November 10, 2025, YPF signed an assignment agreement with Terra Ignis Energía S.A. (“TI”), for the transfer by YPF to TI of the exploitation concessions “Los Chorrillos”, “Lago Fuego”, “Tierra del Fuego - Fracción A”, “Tierra del Fuego - Fracción B”, “Tierra del Fuego - Fracción C”, “Tierra del Fuego - Fracción D” and “Tierra del Fuego - Fracción E”, and the materials associated with such concessions.

On December 4, 2025, Decree No. 2,705/2025 was published in the Official Gazette of the Province of Tierra del Fuego, which authorized the transfer of 100% of YPF’s rights and obligations in aforementioned exploitation concessions in favor of TI. On December 29, 2025, Law No. 1,604/2025 was published in the Official Gazette of the Province of Tierra del Fuego, approving Decree No. 2,705/2025.

On January 13, 2026, after the fulfillment of the closing conditions by YPF and TI, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of TI was formalized. In addition, YPF and TI signed (i) a transitory operation agreement for the assigned exploitation concessions, pursuant to which YPF shall continue to operate said concessions for a maximum period of up to 3 months, and (ii) a service agreement for the Cruz del Sur Terminal.

The assignment and/or reversion agreements signed by YPF, which are subject to the fulfillment of closing conditions, including applicable regulatory and provincial approvals are described below:

•	Señal Picada - Punta Barda

On May 23, 2025 YPF signed an assignment agreement with PS for the “Señal Picada - Punta Barda” exploitation concession located in the Provinces of Río Negro and Neuquén. As of the date of issuance of these consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions, including the formal resolution by the corresponding enforcement authorities.

HORACIO DANIEL MARÍN

President

F - 55
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

11.  ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

•	Cerro Fortunoso and Valle del Río Grande

On January 15, 2026, YPF signed an assignment agreement with Venoil S.A. for the transfer by YPF to Venoil S.A. of the “Cerro Fortunoso” and “Valle del Río Grande” exploitation concessions, located in the Province of Mendoza. As of the date of issuance of these consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions, including the formal resolution by the corresponding enforcement authorities.

•	Manantiales Behr

On January 16, 2026, YPF signed an assignment agreement with Limay Energía S.A. (“Limay”), a company belonging to the Rovella Capital group, for the transfer by YPF to Limay of the “Manantiales Behr” exploitation concession, the “El Trébol - Caleta Córdova”, “Km. 9 - Caleta Córdova” and “Manantiales Behr - Cañadón Perdido” transportation concessions and materials associated with such concessions, located in the Province of Chubut. On February 13, 2026, as Limay did not verify the fulfillment of the closing conditions, the aforementioned assignment agreement became null and void.

Likewise, on February 18, 2026, YPF, San Benito Upstream S.A.U. (“San Benito”) and PECOM signed a new agreement for the assignment by YPF to San Benito and PECOM of 49% and 51% of the working interest in the “Manantiales Behr” exploitation concession, the “El Trébol - Caleta Córdova” “Km. 9 - Caleta Córdova“ and ”Manantiales Behr - Cañadón Perdido” transportation concessions and certain materials associated with such concessions, located in the Province of Chubut, respectively. As of the date of issuance of these consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions, including the formal resolution by the corresponding enforcement authorities.

11.a.2) Accounting matters

Considering the YPF’s Board of Directors’ decision dated February 29, 2024, impairment indicators under IAS 36 were evaluated for each group of assets. Accordingly, the Company performed an impairment review separately from its CGU and recognized an impairment charge of property, plant and equipment as of December 31, 2023 (see Note 8). The disposal of these groups of assets did not meet the requirements of IFRS 5 to be classified as held for sale as of December 31, 2023, therefore these groups of assets were not classified as held for sale as of that date.

In February 2024, after the fulfillment of all the requirements of IFRS 5, the assets were reclassified from the “Property, plant and equipment” line item to the “Assets held for sale” line item and the related provisions for hydrocarbon wells abandonment obligations and for environmental liabilities and liabilities for concessions to the “Liabilities directly associated with assets held for sale” line item as current items in the statement of financial position.

Considering that, after their classification, the assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell (“fair value”), the Company evaluates the changes in fair value, recognizing a profit up to the limit of the impairment loss previously recognized or an impairment loss in addition to that previously recognized for such changes (see Note 2.b.13)). According to mentioned in Note 8, the recoverable amount was defined as future net cash flows discounted at a discount rate after income tax, which as of December 31, 2024 was 15%.

As of December 31, 2024, based on the aforementioned assessment of the changes in the fair value, the Company recognized a loss due to changes in the fair value of assets held for sale of 260, in the “Other net operating results” line item in the statement of comprehensive income, mainly generated by the more pronounced decline of the fields and the lower production than expected due to its performance.

HORACIO DANIEL MARÍN

President

F - 56
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

11.  ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

Likewise, as of December 31, 2025, the Company recognized a loss due to changes in the fair value of assets held for sale of 240, in the “Other net operating results” line item in the statement of comprehensive income, mainly associated with expenses of various nature arising from the general terms and conditions of the agreement signed with the Province of Santa Cruz and Fomicruz. Additionally, in relation to aforementioned agreement, YPF recognized a liability in the “Liabilities under agreements” line under the “Other liabilities” line item in the statement of financial position related to (i) the execution of an environmental remediation and abandonment program, and (ii) the payment of a compensatory bonus to the Province of Santa Cruz. As of December 31, 2025, the balance of this liability amounts to 375.

On December 11, 2025, considering the YPF’s Board of Directors’ decision on that date and having fulfilled all the requirements of IFRS 5, the assets were reclassified from the “Property, plant and equipment” line item to the “Assets held for sale” line item and the related provisions for hydrocarbon wells abandonment obligations and for environmental liabilities to the “Liabilities directly associated with assets held for sale” line item as current items in the statement of financial position. Likewise, as of December 31, 2025, the Company recognized a loss due to changes in the fair value of assets held for sale of 178, in the “Other net operating results” line item in the statement of comprehensive income, associated with the conditions established in the new assignment agreement signed between YPF, San Benito, and PECOM for the assets related to the “Manantiales Behr” exploitation concession.

The carrying amount of the assets held for sale may be adjusted in future periods depending on the results of the disposal process carried out by YPF and the economic consideration to be agreed with third parties for such assets.

Based on the fair value of the groups of assets at the closing date of each of the assignment agreements mentioned in the Note 11.a.1), YPF additionally recognized a gain on the sale of such groups of assets of 192 and 6 for the years ended December 31, 2025 and 2024, respectively. The total consideration agreed includes cash payment of 69 and crude oil deliveries for a period of 4 years as payment in kind. Additionally, the derecognition of the carrying amount of the liabilities directly associated with assets held for sale net of the assets held for sale related to such exploitation concessions was 514 and 110 for the years ended December 31, 2025 and 2024, respectively.

Additionally, in relation to the Mature Fields Project, the Company:

-

Recognized a charge for the provision for obsolescence of materials and equipment in the “Other net operating results” line item in the statement of comprehensive income for 231 as of December 31, 2025.

-

Has committed to an optimization plan that involves operating efficiency measures related to the reduction of third party employees directly or indirectly affected to the operation of areas related to certain groups of assets held for disposal. For such concept, the Company recognized a charge for 87 and 266 in the “Provision for operating optimizations” line under “Other operating results, net” line item in the statement of comprehensive income for the years ended December 31, 2025 and 2024, respectively.

-

In relation to the Company’s own personnel, the Company recognized a charge for severance indemnities of 45 and 63 in the “Provision for severance indemnities” line under “Other operating results, net” line item in the statement of comprehensive income for the years ended December 31, 2025 and 2024, respectively.

11.b) Aguada del Chañar

On March 21, 2025, the assignment of 49% of YPF’s rights and obligations in the “Aguada del Chañar” exploitation concession in favor of Compañía General de Combustibles S.A. (“CGC”) was formalized with effective date as of April 1, 2025.

The sale price of the transaction agreed by the parties contemplates a sum of 75 and, in addition, CGC will pay on behalf of YPF 80.40% of the investments in the block attributable to YPF’s working interest up to a maximum sum of 372 for a period of 4 years. As of the closing date of the transaction, YPF recognized a gain as a result of the sale of this asset of 19 in the “Other operating results, net” line item in the statement of comprehensive income.

HORACIO DANIEL MARÍN

President

F - 57
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

12. INVENTORIES

	2025		2024		2023
Finished goods	921		925		1,052
Crude oil and natural gas	393	(2)	456	(2)	507
Products in process	39		49		45
Raw materials, packaging materials and others	94		116		79

	1,447	(1)	1,546	(1)	1,683	(1)

(1)	As of December 31, 2025, 2024 and 2023, the carrying amount of inventories does not exceed their net realizable value.
(2)	Includes 21 corresponding to the provision of inventories write-down as of December 31, 2025 and 2024, respectively, see Note 2.b.8) and 26.

13. OTHER RECEIVABLES

	2025			2024		2023
	Non-current	Current		Non-current	Current	Non-current	Current
Receivables from services, sales of other assets and other advance payments	85	502	(3)	11	35	-	11
Tax credit and export rebates	67	99		129	150	83	44
Loans and balances with related parties (1)	200	36		159	35	43	6
Collateral deposits	-	15		-	20	-	13
Prepaid expenses	48	39		15	42	18	33
Advances and loans to employees	-	6		-	5	-	3
Advances to suppliers and custom agents (2)	6	90		16	74	-	84
Receivables with partners in JO and Consortiums	232	299		2	164	8	155
Insurance receivables	-	-		-	5	-	-
Miscellaneous	49	73		31	22	7	32

	687	1,159		363	552	159	381
Provision for other doubtful receivables	(39)	-		(26)	-	(1)	-

	648	1,159		337	552	158	381

(1)	See Note 36 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and rights related to the imports of fuels and goods.
(3)	Includes receivable balances from the sale of Profertil, see Note 3.

14. TRADE RECEIVABLES

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	12	1,728	10	1,672	43	1,020
Provision for doubtful trade receivables	(7)	(74)	(9)	(52)	(12)	(47)

	5	1,654	1	1,620	31	973

(1)	See Note 36 for information about related parties.
(2)	See Note 25 for information about credits for contracts included in trade receivables.

Set forth present is the evolution of the provision for doubtful trade receivables as of December 31, 2025, 2024 and 2023:

	2025			2024				2023
	Non-current		Current	Non-current		Current		Non-current		Current
Balance at the beginning of the year	9		52	12		47		55		76
Increases charged to expenses	-		62	-		74	(3)	-		20
Decreases charged to income	-		(8)	-		(8)	(3)	-		(2)
Applications due to utilization	-		(20)	-		(49)	(3)	-		(3)
Net exchange and translation differences	(2)		(12)	(3)		(5)		(43)		(42)
Result from net monetary position (1)	-		-	-		(6)		-		(2)
Reclassifications	-		-	-		(1)		-		-

Balance at the end of the year	7	(2)	74	9	(2)	52		12	(2)	47

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with distributors of natural gas for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1).
(3)	Mainly including credits with CAMMESA, see Note 36.

HORACIO DANIEL MARÍN

President

F - 58
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

15. INVESTMENTS IN FINANCIAL ASSETS

	2025			2024		2023
	Non-current	Current		Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities	-	-		-	-	-	99
Private securities - NO and stock market promissory notes	-	-		-	-	8	4
Term deposits (2)	-	-		-	-	-	47

	-	-		-	-	8	150

Investments at fair value through profit or loss
Public securities	-	250	(1)	-	381	-	114
Private securities - NO	-	12		-	9	-	-

	-	262		-	390	-	114

	-	262		-	390	8	264

(1)	See Note 36.
(2)	Corresponds to term deposits with the BNA.

16. CASH AND CASH EQUIVALENTS

	2025	2024	2023
Cash and banks (1)	198	304	230
Short-term investments (2)	329	375	797
Financial assets at fair value through profit or loss (3)	406	439	96

	933	1,118	1,123

(1)	Includes balances granted as collateral, see Note 34.d).
(2)	Includes 727 of BCRA bills as of December 31, 2023. Additionally, includes 13, 146 and 45 of term deposits and other investments with BNA as of December 31, 2025, 2024 and 2023, respectively.
(3)	See Note 6.

HORACIO DANIEL MARÍN

President

F - 59
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

17. PROVISIONS

Changes in the Group’s provisions for the fiscal years ended December 31, 2025, 2024 and 2023 are as follows:

	Provision for lawsuits and contingencies				Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations				Total
	Non-current		Current		Non-current	Current	Non-current		Current		Non-current	Current
Balance as of December 31, 2022	571		22		96	46	1,904		131		2,571	199

Increases charged to expenses	89		3		80	-	264		-		433	3
Decreases charged to income	(26)		(6)		-	-	(12)		-		(38)	(6)
Increases from business combinations	-		-		-	-	-		-		-	-
Applications due to utilization	(1)		(318)	(4)	-	(50)	-		(122)		(1)	(490)
Net exchange and translation differences	(110)		(1)		(52)	(38)	-		-		(162)	(39)
Result from net monetary position (2)	(1)		-		-	-	-		-		(1)	-
Reclassifications and other movements	(456)	(3)	321		(76)	76	390	(1)	117	(1)	(142)	514

Balance as of December 31, 2023	66		21		48	34	2,546		126		2,660	181

Increases charged to expenses	105		-		187	-	134		-		426	-
Decreases charged to income	(5)		-		(1)	-	(7)		-		(13)	-
Increases from business combinations	-		-		-	-	-		-		-	-
Applications due to utilization	(3)		(17)		-	(72)	-		(30)		(3)	(119)
Net exchange and translation differences	(14)		-		-	(7)	-		-		(14)	(7)
Result from net monetary position (2)	(2)		-		-	-	-		-		(2)	-
Reclassifications and other movements (5)	(18)		17		(135)	81	(1,817)	(1)	(37)	(1)	(1,970)	61

Balance as of December 31, 2024	129		21		99	36	856		59		1,084	116

Increases charged to expenses	41		-		142	-	114		-		297	-
Decreases charged to income	(7)		-		(1)	-	(36)		-		(44)	-
Increases from business combinations	2		-		-	-	12		-		14	-
Applications due to utilization	(1)		(25)		-	(92)	-		(22)		(1)	(139)
Net exchange and translation differences	(28)		(1)		-	-	-		-		(28)	(1)
Result from net monetary position (2)	-		-		-	-	-		-		-	-
Reclassifications and other movements (6)	(25)		25		(172)	174	(515)	(1)	54	(1)	(712)	253

Balance as of December 31, 2025	111		20		68	118	431		91		610	229

(1)

Includes (219), 169 and 494 associated with the annual recalculation of costs of hydrocarbon wells abandonment, which are recognized under “Property, plant, and equipment” line item in the statement of financial position (see Note 8) for the years ended December 31, 2025, 2024 and 2023, respectively.

(2)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net profit or loss in the statement of comprehensive income.

(3)

Includes 134 reclassified as “Other liabilities” in the statement of financial position due to the settlement agreement entered with Transportadora de Gas del Norte S.A. for claims related to restrictions in the natural gas market for the period from 2007 to 2010 and 286 reclassified as current “Provision for lawsuits and contingencies” due to the settlement and release agreement (the “Trust Settlement Agreement”) which provides for the full release and discharge of the Group from all claims associated with issues relating to the entities of the Maxus Energy Corporation group (“Maxus”).

(4)	Includes the payment of the amount for the Trust Settlement Agreement for issues related to Maxus.
(5)

Includes 2,023 and 54 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, related to the Mature Fields Project reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.a).

(6)

Includes 242 and 4 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.a).

The Group is part to a number of labor, commercial, civil, tax, criminal, environmental, customs and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to the Group, result in the imposition of material costs, judgments, fines or other losses. While the Group believes that such risks have been provisioned appropriately based on the opinions and advice of our legal advisors and in accordance with applicable accounting standards, certain loss contingencies are subject to changes as new information develops and results of the presented evidence are obtained in judicial process, among other factors. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could significantly exceed the recorded provisions.

Likewise, due to its operations, the Group is subject to various laws and regulations relating to the protection of the environment (see Note 2.c) “Provisions” section).

HORACIO DANIEL MARÍN

President

F - 60
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

17.	PROVISIONS (cont.)

17.a) Provision for lawsuits and contingencies

The Group has recognized pending lawsuits, claims and contingencies, which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies are described below:

17.a.1) Liabilities and contingencies assumed by the Argentine Government before 1990

Under YPF’s Privatization Law, the Argentine Government took over certain obligations of the predecessor company as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to make advance payments in compliance with certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government based on the indemnity mentioned above.

In pending lawsuits, YPF has claimed its right to be indemnified by the Argentine Government for events and contingencies prior to January 1, 1991 under Law No. 24,145 (YPF’s Privatization Law) and Decree No. 546/1993.

On September 2, 2025, the CSJN issued an order in which it considered that YPF lacked standing as a defendant, as it had no legal relationship with respect to claims for environmental liabilities not assumed by YPF and assumed by the Argentine Government under the terms of the YPF’s Privatization Law.

17.a.2) Users and Consumers Association

The Users and Consumers Association claims (originally against Repsol YPF S.A. before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers from periods between years 1993 to 1997 and from 1997 to 2001.

On December 28, 2015, the Lower Court rendered judgment admitting the claim for compensation from period between years 1993-1997 filed by the Users and Consumers Association against YPF and ordered the Company to transfer the amount of 98 plus interest (to be estimated by the accounting expert in the settlement period) to the SE, to be allocated to the trust fund created under Law No. 26,020.

The judgment rejects the claim for the items corresponding to the period 1997-2001, considering that YPF’s position in the domestic bulk LPG market had not been sufficiently proved. Furthermore, the judgment dismissed the complaint against Repsol S.A., as Repsol YPF S.A. had no equity interest in YPF, nor any other kind of relation with YPF from 1993 to 1997, period in which the plaintiffs claim YPF abused its dominant position.

Both parties filed an appeal against that judgment, which was admitted with suspensive effect.

On December 7, 2017, the Company was notified about the Court of Second Appeals’ judgment, which: (i) confirmed the claims for compensation for the 1993-1997 period; (ii) extends the Users and Consumers Association claim from period between years 1997 to 1999 under the item “equity transfer of consumers to producers for the higher cost of LPG”, deferring the settlement related to this item to the execution stage of the judgment; and (iii) partially grants the appeal filed by the defendant with respect to the item “damage caused by lower or different energy consumption due to the higher cost of LPG”.

HORACIO DANIEL MARÍN

President

F - 61
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

17.	PROVISIONS (cont.)

It should be noted that the judgment confirmed by the Court of Second Appeals does not order YPF to pay the claimant the ultimately settled amount, but rather to transfer such funds to the SE for the funds to be allocated to a trust fund created by Law No. 26,020, in order to expand the natural gas network in areas with lower resources according to the criteria established by the enforcement authority. The enforcement authority, within 6 months from the settlement of the judgment amount becomes final, must present the corresponding feasibility studies (Decree No. 470/2015) together with a work plan beginning within 6 months from the presentation of the feasibility studies.

Finally, the Company filed an extraordinary appeal against the Court of Second Appeals’ judgment, which was sustained and the file was submitted to the CSJN, being the enforcement of the Court of Second Appeals’ judgment still suspended as of the date of issuance of the consolidated financial statements.

On June 2, 2021, the CSJN forwarded the file to the National Attorney General’s Office for its opinion on the legal merits of the extraordinary appeal.

On April 13, 2023, the National Attorney General’s Office issued an opinion recommending the CSJN to grant the extraordinary appeal lodged by YPF and to reverse the Court of Second Appeals’ judgment. As of the date of issuance of these consolidated financial statements, the extraordinary appeal is pending resolution.

17.a.3) Environmental claims

•	La Plata

In relation to the operation of the refinery owned by YPF in La Plata city, Province of Buenos Aires, there are certain judicial claims, mostly filed by neighbors of the area seeking (i) compensation for damages arising from the alleged environmental contamination caused by the operation of the La Plata Refinery and (ii) the environmental remediation of the waterways adjacent to the mentioned refinery. Should these claims be sustained, they could demand additional investments related to the operation of La Plata Refinery.

In 2006 YPF submitted a presentation before the Environmental Policy Secretariat of the Province of Buenos Aires, whereby it suggested the performance of a study for the characterization of risks associated with the aforementioned contamination.

On January 25, 2011, YPF executed an agreement with the Provincial Agency for Sustainable Development (“OPDS”, by its acronym in Spanish) of the Province of Buenos Aires, under the Remediation, Liability and Environmental Risk Control Program, created under Resolution No. 88/2010 of the OPDS. Under this agreement, the parties agreed to jointly perform a work program in the channels adjacent to La Plata Refinery over a term of 8 years, and which involved the characterization and risk assessment studies of channel sediments. The agreement provides that should corrective actions be detected as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for their implementation. Dating studies of deposited material will also be performed under the agreement, in order to determine the responsibilities of the Argentine Government in view of its obligation to hold YPF harmless in accordance with the article 9 of YPF’s Privatization Law. This study proved between 88% to 91% of the hydrocarbons present in the channels were deposited prior to 1991. In this context, YPF, with the agreement of the OPDS, carried out several studies and characterizations through specialized consultants whose progress was notified to the provincial agency. The agreement was replaced by Resolution No. 380/2019 issued by the OPDS, which approves the remediation modality suggested by YPF (monitored natural recovery) over a term of 24 months. YPF has answered all points required by the OPDS and requested the extension of the resolution. On June 26, 2023, through Resolution No. 2,775/2023 issued by the Ministry of Environment of the Province of Buenos Aires, YPF obtained a two-year extension to continue with the remediation and monitoring works through the suggested remediation modality (monitored natural recovery).

HORACIO DANIEL MARÍN

President

F - 62
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

17.	PROVISIONS (cont.)

Regarding the judicial claims mentioned above, on February 7, 2022, the Company was notified of the first instance judgment which considered the environmental damage had been proved, and therefore ordered that activities should cease and the environmental damage affecting the waterways adjacent to La Plata Refinery be remedied. This decision determined the co-defendants’ joint liability for the damages in the following proportions: YPF 90% (the Argentine Government 80% and YPF 20%) and the 2 co-defendant companies 10%. The decision was appealed by the Company. On August 29, 2024 the Court of Appeals confirmed the obligation to cease and remedy the environmental damage determined in the first instance. The co-defendants filed an extraordinary appeal to the CSJN and, as of the date of issuance of these consolidated financial statements, such appeal is pending resolution.

•	Quilmes

As regards with a fuel leak in the polyduct running from La Plata to Dock Sud (Progressive 37), in the Province of Buenos Aires, currently operated by YPF, which occurred in 1988 when YPF was an Argentine state-owned company, as a result of an unlawful act that caused the rupture of the polyduct, there are several claims, mostly brought by neighbors of the area where they claim (i) compensation for personal damages allegedly caused by such event and (ii) environmental remediation. These processes are at the discovery stage. Fuel would have emerged and become perceptible in November 2002, which resulted in remediation works conducted by the Company since then in the affected area, supervised by the environmental authority of the Province of Buenos Aires.

The Argentine Government denied any responsibility to indemnify YPF in this case, wherefore the Company sued the Argentine Government to obtain a judicial decision declaring the invalidity of such decision. As of the date of issuance of these consolidated financial statements, this lawsuit is pending resolution.

•	Other environmental claims

In addition to the claims discussed above, the Group has other environmental lawsuits in progress where it is claimed (i) individual damages and/or (ii) environmental remediation and/or (iii) collective damages. These proceedings are related to the activities performed by the Group in different jurisdictions of Argentina. In all these cases, considering the information available to date, the estimated time remaining until the end of the proceedings, and the results of the additional evidence to be presented during the continuation of the litigation, the Group has set up a provision in an amount it considers sufficient to face these claims.

17.a.4) Other pending litigation

During the normal course of business, the Group has been sued in numerous legal proceedings at labor, civil and commercial courts. The Company, in consultation with its external counsel, has established a provision considering to such end the best estimate based on information available as of the date of issuance of these consolidated financial statements, including legal fees and court costs.

17.b) Provision for environmental liabilities and Provision for hydrocarbon wells abandonment obligations

Based on the Group’s current remediation and hydrocarbon well abandonment plans, the Group has set up a provision for environmental liabilities, where assessments and/or remedial actions are probable and can reasonably be estimated, and for hydrocarbon well abandonment obligations, considering the number of wells not yet abandoned, the costs and schedule for the timing of disbursements.

HORACIO DANIEL MARÍN

President

F - 63
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

18. INCOME TAX

The amount accrued of the income tax expense for the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	2024		2023
Current income tax	(61)	(137)		(45)
Deferred income tax	(599)	1,510	(1)	426	(1)
Regularization plan associated with the calculation of tax loss carryforwards	(1,049)	-		-

	(1,709)	1,373		381

(1)	See Note 2.d).

The reconciliation between the income tax charge for the years ended December 31, 2025, 2024 and 2023 and the one that would result from applying the prevailing tax rate on net profit or loss before income tax arising from the consolidated statements of comprehensive income for each fiscal year is as follows:

	2025	2024		2023
Net profit / (loss) before income tax	910	1,020	(5)	(1,658)	(5)
Average tax rate (1)	27.58%	25.32%		25.29%

Average tax rate applied to net profit or loss before income tax	(251)	(258)		419
Effect of the valuation of property, plant and equipment, intangible assets and assets held for sale, net	(382)	1,966		(1,193)
Effect of exchange differences and other results relating to the valuation of the currency, net (2)	272	(1,716)	(5)	2,037	(5)
Effect of the valuation of inventories	(170)	(137)		(549)
Income on investments in associates and joint ventures	31	99		24
Effect of tax rate change (3)	(149)	452		(423)
Effect of application of indexation mechanisms	-	981		-
Regularization plan associated with the calculation of tax loss carryforwards	(1,049)	-		-
Miscellaneous	(11)	(14)		66	(4)

Income tax	(1,709)	1,373		381

(1)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630, see Note 35.h.1).
(2)	Includes the effect of tax inflation adjustments.
(3)	Corresponds to the remeasurement of deferred income tax balances at the time of reversal, see Note 35.h.1).
(4)	Includes 32 corresponding to the tax criteria adopted in the 2023 tax return for fiscal year 2022 of the subsidiary Metrogas.
(5)	See Note 2.d).

Furthermore, breakdown of Income tax liability, Deferred income tax assets, net and Deferred income tax liabilities, net deferred as of December 31, 2025, 2024 and 2023 is as follows:

	2025				2024			2023
	Non-current		Current		Non-current	Current		Non-current	Current
Income tax liability	830	(2)	73	(1)	2	126	(1)	4	31	(1)

(1)

Includes 50 corresponding to the 12 payments of the regularization plan associated with the calculation of tax loss carryforwards for the 2024 fiscal period as of December 31, 2025. Likewise, includes the provision associated with the charge of current income tax net of unused tax credits and existing tax loss carryforwards.

(2)	Includes 828 corresponding to the remaining payments of the regularization plan associated with the calculation of tax loss carryforwards for the 2024 fiscal period as of December 31, 2025.

	2025	2024	2023
Deferred tax assets
Provisions and other non-deductible liabilities	152	202	113
Property, plant and equipment and Assets held for sale	4	524	-
Lease liabilities	190	258	234
Tax loss carryforwards	404	13	1,782
Miscellaneous	2	1	1

Total deferred tax assets	752	998	2,130

Deferred tax liabilities
Property, plant and equipment, Assets held for sale, Intangible assets and Inventories	(918)	(224)	(2,017)
Adjustment for tax inflation (1)	-	(271)	(1,078)
Right-of-use assets	(178)	(247)	(221)
Miscellaneous	(20)	(16)	(38)

Total deferred tax liabilities	(1,116)	(758)	(3,354)

Total Net deferred tax (2)	(364)	240	(1,224)

(1)	Includes the effect of the deferral of the tax inflation adjustment, see Note 35.h.1) “Budget Law 2023 - Deferral of tax adjustment for inflation” section.
(2)

Includes (18), (61) and (96) corresponding to adjustment for inflation of the opening deferred tax of companies with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, as of December 31, 2025, 2024 and 2023, respectively, and 32, 176 and 1,563 corresponding to translation effect of deferred income tax for companies with a functional currency other than the dollar as of December 31, 2025, 2024, and 2023, respectively, which were charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN

President

F - 64
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

18.	INCOME TAX (cont.)

As of December 31, 2025, the Group has recognized deferred tax assets for tax loss carryforwards for 404 of which 7 can be offset with taxable profits until the year 2029 and 397 until the year 2030, in accordance with current tax laws.

As of December 31, 2025, 2024 and 2023, there are no material deferred tax assets which are not recognized that may be recoverable in the future.

As of December 31, 2025, 2024 and 2023, the Group has classified as deferred tax assets 9, 330 and 18, respectively, and as deferred tax liabilities 373, 90 and 1,242, respectively, all of which arise from the net deferred tax balances of each of the individual companies included in these consolidated financial statements.

As of December 31, 2025, 2024 and 2023, the causes that generated charges within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

Regularization plan associated with the calculation of tax loss carryforwards

On April 30, 2025, ARCA General Resolution No. 5,684/2025 was published, establishing a payment plan of 120 monthly installments for the settlement of the following items: (i) balances of income tax returns corresponding to tax periods not prescribed as of the effective date of said Resolution, when tax loss carryforwards from previous years adjusted for inflation have been calculated and said situation is corrected by submitting the respective rectifying tax returns, plus their corresponding compensatory and/or punitive interest; (ii) balances of the original or rectifying income tax returns corresponding to fiscal years ending between December 2024 and November 2025, inclusive, in which tax loss carryforwards are calculated at historical values, plus their corresponding compensatory and/or punitive interest; and (iii) interest related to advance payments and/or payments on account and fines related to the filing of the rectifying tax returns mentioned in items (i) and (ii) above.

The Company, based on the opinion of its external advisors, and considering the changes in the context performed during 2025 mainly due to adverse administrative and judicial jurisprudence in the first instances of execution and the financial conditions granted by the Tax Administration, evaluated ARCA General Resolution No. 5,684/2025 and on November 18, 2025, decided to adhere to the “Regularization plan associated with the calculation of tax loss carryforwards” provided for in said Resolution for the purpose of canceling the obligations related to income tax recalculated in accordance with the provisions of said Regime, thus eliminating any possible dispute with the tax authorities regarding the adjustment of tax loss carryforwards corresponding to the 2024 fiscal period.

19. TAXES PAYABLE

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
VAT	-	41	-	19	-	22
Withholdings and perceptions	-	77	-	71	-	21
Royalties	-	51	-	84	-	75
Fuels tax	18	14	-	30	-	-
Turnover tax	-	7	-	7	-	7
Miscellaneous	-	27	-	36	-	14

	18	217	-	247	-	139

20. SALARIES AND SOCIAL SECURITY

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Salaries and social security	-	73	-	95	-	58
Bonuses and incentives provision	-	166	-	179	-	104
Cash-settled share-based payments provision (1)	58	-	33	-	-	-
Vacation provision	-	61	-	66	-	45
Provision for severance indemnities (2)	-	31	-	66	-	-
Miscellaneous	5	5	1	6	-	3

	63	336	34	412	-	210

(1)	Corresponds to the Value Generation Plan, see Note 37.
(2)	Corresponds to severance indemnities related to the Mature Fields Project, see Note 11.a).

HORACIO DANIEL MARÍN

President

F - 65
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

21. LEASE LIABILITIES

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Lease liabilities	273	298	406	370	325	341

These liabilities are discounted at the following rates:

Lease term	2025	Effective average monthly rate used	2024	Effective average monthly rate used	2023	Effective average monthly rate used
0 to 1 year	71	0.86%	53	1.15%	87	1.55%
1 to 2 years	161	0.76%	248	0.89%	142	1.17%
2 to 3 years	179	0.74%	140	0.89%	210	1.02%
3 to 4 years	43	0.69%	149	0.82%	46	0.97%
4 to 5 years	28	0.79%	55	0.69%	118	0.90%
5 to 9 years	80	0.62%	112	0.66%	38	0.81%
More than 9 years	9	0.70%	19	0.73%	25	0.75%

	571		776		666

Financial expenses accrued for the years ended December 31, 2025, 2024 and 2023, resulting from lease contracts, amount to 65, 71 and 77, respectively. From this accretion, 57, 61 and 64 were included in the “Other financial costs” line in financial costs of the “Net financial results” line item in the statement of comprehensive income and 8, 10 and 13 were capitalized in the “Property, plant and equipment” line item in the statement of financial position, for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, maturities of liabilities related to lease contracts are disclosed in Note 4.

The evolution of the Group’s leases liabilities for the fiscal years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Balance at the beginning of the year	776	666	566
Increases of leases	216	444	404
Financial accretions	65	71	77
Decreases of leases	(80)	(5)	(23)
Payments	(406)	(400)	(359)
Result from net monetary position (1)	-	-	1

Balance at the end of the year	571	776	666

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year which was charged to net profit or loss in the statement of comprehensive income.

Total charges recorded in net profit or loss in the statement of comprehensive income for the fiscal year and total capitalizations for short-term leases, low-value leases and variable lease payments related to the underlying asset use or performance, amounted to 112, 187 and 242 as of December 31, 2025, 2024 and 2023, respectively.

HORACIO DANIEL MARÍN

President

F - 66
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

22. LOANS

					2025				2024				2023
	Interest rate (1)			Maturity	Non-current		Current		Non-current		Current		Non-current	Current
Pesos:
NO		-		-	-		-		-		-		-	60
Exports pre-financing (5)		-		-	-		-		-		31		-	-
Financial loans	33.29%	-	49.65%	2026-2027	61		24		18		8		9	15
Account overdrafts	35.00%			2026	-		3		-		-		-	56

					61		27		18		39		9	131

Currencies other than the peso:
NO (2) (3)	0.00%	-	10.00%	2026-2047	7,466		1,486		6,255		1,317		6,191	767
Exports pre-financing	3.50%	-	8.65%	2026-2028	153		197		-		383	(4)	102	545	(4)
Imports financing	7.60%	-	10.50%	2026	-		20		19		17		-	-
Financial loans	2.40%	-	11.00%	2026-2030	546	(6)	561	(6)	718	(6)	76		380	65
Stock market promissory notes	0.00%	-	4.50%	2026	-		64		25		75		-	-

					8,165		2,328		7,017		1,868		6,673	1,377

					8,226		2,355		7,035		1,907		6,682	1,508

(1)	Nominal annual interest rate as of December 31, 2025.
(2)	Disclosed net of 175, 18 and 3 corresponding to YPF’s own NO repurchased through open market transactions, as of December 31, 2025, 2024 and 2023, respectively.
(3)

Includes 1,475, 1,496 and 1,327 as of December 31, 2025, 2024 and 2023, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 133 and 86 as of December 31, 2024 and 2023, respectively, of pre-financing of exports granted by BNA.
(5)	Corresponds to pre-financing of exports in pesos granted by BNA.
(6)	Includes 233 and 28 of loans granted by BNA as of December 31, 2025 and 2024, respectively.

Set forth presents is the evolution of the loans for the fiscal years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Balance at the beginning of the year	8,942	8,190	7,088
Proceeds from loans	4,481	2,967	2,667
Payments of loans	(2,871)	(2,102)	(1,396)
Payments of interest	(670)	(707)	(623)
Account overdrafts, net	4	(48)	(3)
Accrued interest (1)	691	680	702
Net exchange and translation differences	(14)	(30)	(239)
Result from net monetary position (2)	(5)	(1)	(6)
Increases from business combinations	23	-	-
Reclassifications	-	(7)	-

Balance at the end of the year	10,581	8,942	8,190

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year which was charged to net profit or loss in the statement of comprehensive income.

HORACIO DANIEL MARÍN

President

F - 67
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

22. LOANS (cont.)

Details regarding the NO of the Group are as follows:

									2025		2024		2023
Month	Year	Principal value (10)		Ref.	Class	Interest rate (3)		Principal maturity	Non-current	Current	Non-current	Current	Non-current	Current
YPF
—	1998	U.S. dollar	15	(1) (6)	-	Fixed	10.00%	2028	15	-	15	-	15	-
April, February, October	2014/15/16	U.S. dollar	521	(2) (4) (6)	Class XXVIII	-	-	-	-	-	-	-	-	354
September	2014	Peso	1,000	(2) (6) (7) (14)	Class XXXIV	-	-	-	-	-	-	-	-	-
April	2015	U.S. dollar	757	(2) (6)	Class XXXIX	-	-	-	-	-	-	785	1,132	41
July, December	2017	U.S. dollar	644	(2) (6)	Class LIII	Fixed	6.95%	2027	648	19	649	19	816	25
December	2017	U.S. dollar	537	(2) (6)	Class LIV	Fixed	7.00%	2047	530	2	530	1	530	1
June	2019	U.S. dollar	399	(6) (8)	Class I	Fixed	8.50%	2029	397	-	398	-	397	-
July	2020	U.S. dollar	341	(6) (8)	Class XIII	-	-	-	-	-	-	44	43	88
February	2021	U.S. dollar	776	(6) (8) (12)	Class XVI	-	-	-	-	-	58	243	307	235
February	2021	U.S. dollar	748	(6) (8)	Class XVII	Fixed	9.00%	2029	537	216	756	-	758	-
February	2021	U.S. dollar	576	(6) (8)	Class XVIII	Fixed	7.00%	2033	558	11	555	11	553	11
February	2021	Peso	4,128	(6) (8) (9)	Class XIX	-	-	-	-	-	-	-	-	35
July	2021	U.S. dollar	384	(4) (5) (6) (8)	Class XX	Fixed	5.75%	2032	329	65	384	10	384	10
January	2023	U.S. dollar	230	(5) (6) (8)	Class XXI	Fixed	1.00%	2026	-	154	220	-	229	1
January, April	2023	Peso	15,761	(6) (8)	Class XXII	-	-	-	-	-	-	-	-	25
April	2023	U.S. dollar	147	(5) (6) (8)	Class XXIII	-	-	-	-	-	-	150	158	-
April	2023	U.S. dollar	38	(5) (6) (8)	Class XXIV	Fixed	1.00%	2027	38	-	37	-	38	-
June	2023	U.S. dollar	213	(6) (8)	Class XXV	Fixed	5.00%	2026	-	188	263	1	262	1
September	2023	U.S. dollar	400	(4) (5) (6) (8)	Class XXVI	Fixed	0.00%	2028	400	-	400	-	400	-
October	2023	U.S. dollar	128	(5) (6) (8)	Class XXVII	Fixed	0.00%	2026	-	133	147	-	169	-
January	2024	U.S. dollar	800	(6) (8)	Class XXVIII	Fixed	9.50%	2031	714	114	790	35	-	-
May	2024	U.S. dollar	131	(6) (8)	Class XXIX	Fixed	6.00%	2026	-	132	177	1	-	-
July, April	2024/25	U.S. dollar	389	(5) (6) (8)	Class XXX	Fixed	1.00%	2026	-	370	187	-	-	-
September	2024	U.S. dollar	540	(6) (8)	Class XXXI	Fixed	8.75%	2031	1,046	21	539	15	-	-
October	2024	U.S. dollar	125	(6) (8)	Class XXXII	Fixed	6.50%	2028	125	2	125	2	-	-
October	2024	U.S. dollar	25	(6) (8)	Class XXXIII	Fixed	7.00%	2028	25	-	25	-	-	-
January	2025	U.S. dollar	1,100	(6) (8)	Class XXXIV	Fixed	8.25%	2034	1,080	42	-	-	-	-
February	2025	U.S. dollar	140	(6) (8)	Class XXXV	Fixed	6.25%	2027	140	1	-	-	-	-
February	2025	U.S. dollar	56	(6) (8) (11)	Class XXXVI	-	-	-	-	-	-	-	-	-
May	2025	U.S. dollar	140	(8) (13)	Class XXXVII	Fixed	7.00%	2027	139	2	-	-	-	-
July	2025	U.S. dollar	250	(8) (13)	Class XXXVIII	Fixed	7.50%	2027	248	4	-	-	-	-
July, August	2025	U.S. dollar	225	(8) (13)	Class XXXIX	Fixed	8.75%	2030	155	8	-	-	-	-
August	2025	U.S. dollar	51	(8) (13)	Class XL	Fixed	7.50%	2028	50	-	-	-	-	-
October	2025	U.S. dollar	98	(8) (13)	Class XLI	Fixed	6.00%	2027	98	1	-	-	-	-
December	2025	U.S. dollar	195	(8) (13)	Class XLII	Fixed	7.00%	2027	194	1	-	-	-	-

									7,466	1,486	6,255	1,317	6,191	827

(1)	Corresponds to the 1997 MTN Program for an amount up to 1,000.
(2)	Corresponds to the 2008 MTN Program for an amount up to 10,000.
(3)	Nominal annual interest rate.
(4)

The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these NO, which may at the discretion of the respective holders, be subsequently traded on the securities market where these NO are authorized to be traded.

(5)	The payment currency of these NO is the peso at the exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(7)

NO classified as productive investments computable as such for the purposes of item 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the Frequent Issuer Regime.
(10)	Total nominal value issued net of the nominal values canceled through exchanges or repurchases, expressed in millions.
(11)	Corresponds to a NO with an issue date in February 2025 and maturity in August 2025.
(12)	Prepaid in November 2025.
(13)

As of the date of issuance of these financial statements, the Group has not yet definitively applied the proceeds disclosed in the corresponding pricing supplements. These proceeds are temporally invested until the committed plan of application is fully complied.

(14)	As of December 31, 2023, it includes 222 million of pesos, equivalent to a balance of less than 1.

HORACIO DANIEL MARÍN

President

F - 68
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

23. OTHER LIABILITIES

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Liabilities for concessions and assignment agreements	91	162	-	94	8	67
Liabilities for contractual claims (1)	54	56	74	47	104	49
Provision for operating optimizations (2)	-	22	-	266	-	-
Liabilities for agreements (3)	227	158	-	-	-	-
Miscellaneous	1	1	-	3	-	6

	373	399	74	410	112	122

(1)

Corresponds to the liability arising from the settlement agreement entered into with Transportadora de Gas del Norte S.A. for claims related to restrictions in the natural gas market for the period from 2007 to 2010.

(2)	Includes, mainly, operating optimizations relating to Mature Fields Project, see Note 11.a).

(3)	Corresponds to the liability related to the assignment of the exploitation concessions in the Province of Santa Cruz within the context of the Mature Fields Project, see Note 11.a).

24. ACCOUNTS PAYABLE

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	4	2,172	4	2,820	4	2,285
Guarantee deposits	1	3	1	4	-	4
Payables with partners of JO and Consortiums	1	48	1	38	1	14
Miscellaneous	-	15	-	17	-	16

	6	2,238	6	2,879	5	2,319

(1)	See Note 36 for information about related parties.

25. REVENUES

	2025	2024	2023
Revenue from contracts with customers	18,284	19,124	16,995
National Government incentives (1)	164	169	316

	18,448	19,293	17,311

(1)	See Note 36.

The Group’s revenues from contracts with customers are broken down into the following categories: (i) type of good or service; (ii) sales channels; and (iii) target market, based on their contracts with customers according to the following detail:

-	Contracts for the sale of fuels (under the consignment and direct sale modalities)

-	Contracts for the sale of natural gas

-	Contracts for the sale of crude oil

-	Contracts for the sale of petrochemicals products

-	Contracts for the sale of specialties for the agribusiness industry and of grains and their by-products

-	Contracts for the sale of other refined products

-	Service contracts

-	Construction contracts

The Group’s transactions and the main revenues by business segments are described in Note 5.

HORACIO DANIEL MARÍN

President

F - 69
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

25.	REVENUES (cont.)

•	Breakdown of revenues

Type of good or service

	2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	6,151	-	-	-	6,151
Gasolines	-	3,916	-	-	-	3,916
Natural gas (1)	27	19	1,479	676	-	2,201
Crude oil	7	968	-	-	-	975
Jet fuel	-	791	-	-	-	791
Lubricants and by-products	-	414	-	-	-	414
LPG	-	459	-	-	-	459
Fuel oil	-	98	-	-	-	98
Petrochemicals	-	386	-	-	-	386
Fertilizers and crop protection products	-	326	-	-	-	326
Flours, oils and grains	-	568	-	-	-	568
Asphalts	-	118	-	-	-	118
Goods for resale at gas stations	-	116	-	-	-	116
Income from services	-	-	-	-	135	135
Income from construction contracts	-	-	-	-	286	286
Virgin naphtha	-	175	-	-	-	175
Petroleum coke	-	238	-	-	-	238
LNG regasification	-	51	-	-	-	51
Other goods and services	54	357	8	158	303	880

	88	15,151	1,487	834	724	18,284

	2024
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	6,588	-	-	-	6,588
Gasolines	-	4,048	-	-	-	4,048
Natural gas (1)	-	18	1,470	760	-	2,248
Crude oil	-	1,023	-	-	-	1,023
Jet fuel	-	910	-	-	-	910
Lubricants and by-products	-	528	-	-	-	528
LPG	-	472	-	-	-	472
Fuel oil	-	112	-	-	-	112
Petrochemicals	-	471	-	-	-	471
Fertilizers and crop protection products	-	389	-	-	-	389
Flours, oils and grains	-	467	-	-	-	467
Asphalts	-	85	-	-	-	85
Goods for resale at gas stations	-	121	-	-	-	121
Income from services	-	-	-	-	184	184
Income from construction contracts	-	-	-	-	433	433
Virgin naphtha	-	160	-	-	-	160
Petroleum coke	-	192	-	-	-	192
LNG regasification	-	51	-	-	-	51
Other goods and services	50	257	13	125	197	642

	50	15,892	1,483	885	814	19,124

HORACIO DANIEL MARÍN

President

F - 70
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

25.	REVENUES (cont.)

	2023
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	6,620	-	-	-	6,620
Gasolines	-	3,493	-	-	-	3,493
Natural gas (1)	-	11	1,311	351	-	1,673
Crude oil	-	427	-	-	-	427
Jet fuel	-	1,047	-	-	-	1,047
Lubricants and by-products	-	614	-	-	-	614
LPG	-	379	-	-	-	379
Fuel oil	-	95	-	-	-	95
Petrochemicals	-	438	-	-	-	438
Fertilizers and crop protection products	-	594	-	-	-	594
Flours, oils and grains	-	224	-	-	-	224
Asphalts	-	172	-	-	-	172
Goods for resale at gas stations	-	76	-	-	-	76
Income from services	-	-	-	-	102	102
Income from construction contracts	-	-	-	-	99	99
Virgin naphtha	-	181	-	-	-	181
Petroleum coke	-	249	-	-	-	249
LNG regasification	-	50	-	-	-	50
Other goods and services	32	193	17	49	171	462

	32	14,863	1,328	400	372	16,995

(1)	Includes 1,538, 1,550 and 1,398 corresponding to sales of natural gas produced by the Company for the years ended December 31, 2025, 2024 and 2023, respectively.

Sales channels

	2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	6,546	-	-	-	6,546
Power plants	-	12	397	182	-	591
Distribution companies	-	-	438	-	-	438
Retail distribution of natural gas	-	-	-	424	-	424
Industries, transport and aviation	21	3,764	652	70	-	4,507
Agriculture	-	1,849	-	-	-	1,849
Petrochemical industry	-	524	-	-	-	524
Trading	-	1,623	-	-	-	1,623
Oil companies	7	238	-	-	-	245
Commercialization of LPG	-	250	-	-	-	250
Other sales channels	60	345	-	158	724	1,287

	88	15,151	1,487	834	724	18,284

	2024
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	7,038	-	-	-	7,038
Power plants	-	48	404	46	-	498
Distribution companies	-	-	310	-	-	310
Retail distribution of natural gas	-	-	-	488	-	488
Industries, transport and aviation	-	3,942	769	320	-	5,031
Agriculture	-	1,823	-	-	-	1,823
Petrochemical industry	-	658	-	-	-	658
Trading	-	1,699	-	-	-	1,699
Oil companies	-	179	-	-	-	179
Commercialization of LPG	-	181	-	-	-	181
Other sales channels	50	324	-	31	814	1,219

	50	15,892	1,483	885	814	19,124

HORACIO DANIEL MARÍN

President

F - 71
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

25. REVENUES (cont.)

	2023
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	6,541	-	-	-	6,541
Power plants	-	46	393	19	-	458
Distribution companies	-	-	171	-	-	171
Retail distribution of natural gas	-	-	-	170	-	170
Industries, transport and aviation	-	4,200	764	199	-	5,163
Agriculture	-	1,804	-	-	-	1,804
Petrochemical industry	-	614	-	-	-	614
Trading	-	1,043	-	-	-	1,043
Oil companies	-	141	-	-	-	141
Commercialization of LPG	-	143	-	-	-	143
Other sales channels	32	331	-	12	372	747

	32	14,863	1,328	400	372	16,995

Target market

Sales in the domestic market amounted to 15,498, 16,202 and 15,083 for the years ended December 31, 2025, 2024 and 2023, respectively.

Sales in the international market amounted to 2,786, 2,922 and 1,912 for the years ended December 31, 2025, 2024 and 2023, respectively.

Likewise, in accordance with IFRS 8, the distribution of revenues by geographic area, according to the markets for which they are intended, are as follows:

	2025	2024	2023
Argentina	15,662	16,371	15,399
Mercosur and associated countries	1,628	1,855	1,309
Europe	307	276	171
Rest of the world	851	791	432

	18,448	19,293	17,311

As of December 31, 2025, 2024 and 2023 no external client represents 10% or more of the Group’s revenues.

•	Contract balances

The following table presents information regarding credits, contract assets and contract liabilities:

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	11	1,678	8	1,646	41	993
Contract assets	-	3	-	30	-	10
Contract liabilities	180	117	114	73	34	69

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under transportation service contracts.

During the years ended on December 31, 2025, 2024 and 2023, the Group has recognized 64, 58 and 61, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

HORACIO DANIEL MARÍN

President

F - 72
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

26. COSTS

	2025	2024	2023
Inventories at the beginning of the fiscal year	1,546	1,683	1,738
Purchases	4,748	4,531	5,106
Production costs (1)	8,506	9,252	8,703
Translation effect	(19)	(10)	(29)
Inventories write-down (2)	(1)	(21)	-
Adjustment for inflation (3)	7	28	18
Increases from business combinations	8	-	-
Reclassifications	-	(7)	-
Inventories at the end of the fiscal year	(1,447)	(1,546)	(1,683)

	13,348	13,910	13,853

(1)	See Note 27.
(2)	See Note 12.
(3)

Corresponds to the adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

27. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” line items. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2025, 2024 and 2023:

	2025
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	1,009	301	158		9	1,477
Fees and compensation for services	88	253	42		-	383
Other personnel expenses	265	33	13		3	314
Taxes, charges and contributions	136	11	981	(1)	-	1,128
Royalties, easements and fees	1,011	-	2		4	1,017
Insurance	70	3	4		-	77
Rental of real estate and equipment	214	1	15		-	230	(4)
Survey expenses	-	-	-		25	25
Depreciation of property, plant and equipment	2,708	46	103		-	2,857
Amortization of intangible assets	40	21	-		-	61
Depreciation of right-of-use assets	274	-	12		-	286
Industrial inputs, consumable materials and supplies	469	6	12		3	490
Operation services and other service contracts	168	14	61		13	256	(4)
Preservation, repair and maintenance	1,393	34	45		22	1,494	(4)
Unproductive exploratory drillings	-	-	-		32	32
Transportation, products and charges	503	-	463		-	966	(4)
Provision for doubtful receivables	-	21	54		-	75
Publicity and advertising expenses	-	62	40		-	102
Fuel, gas, energy and miscellaneous	158	24	83		5	270	(4)

	8,506	830	2,088		116	11,540

(1)	Includes 245 corresponding to export withholdings and 549 corresponding to turnover tax.
(2)	Includes 28 corresponding to research and development activities.
(3)

Includes 25 charged to the “Cash-settled share-based payments provision” account of the “Salaries and social security” line item in the statement of financial position, relating to the Value Generation Plan.

(4)	Includes 22 and 66 corresponding to short-term leases and to the lease charge relating to the underlying asset use or performance, respectively.

HORACIO DANIEL MARÍN

President

F - 73
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

27. EXPENSES BY NATURE (cont.)

	2024
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	1,066	321	149		14	1,550
Fees and compensation for services	71	257	46		-	374
Other personnel expenses	302	30	15		4	351
Taxes, charges and contributions	180	24	1,006	(1)	-	1,210
Royalties, easements and fees	1,133	-	2		2	1,137
Insurance	93	5	4		-	102
Rental of real estate and equipment	222	1	16		-	239	(4)
Survey expenses	-	-	-		36	36
Depreciation of property, plant and equipment	2,303	46	97		-	2,446
Amortization of intangible assets	28	14	1		-	43
Depreciation of right-of-use assets	258	-	12		-	270
Industrial inputs, consumable materials and supplies	528	4	10		3	545
Operation services and other service contracts	649	13	54		17	733	(4)
Preservation, repair and maintenance	1,706	38	42		20	1,806	(4)
Unproductive exploratory drillings	-	-	-		133	133
Transportation, products and charges	551	-	474		-	1,025	(4)
Provision for doubtful receivables	-	25	66		-	91
Publicity and advertising expenses	-	45	55		-	100
Fuel, gas, energy and miscellaneous	162	13	83		10	268	(4)

	9,252	836	2,132		239	12,459

(1)	Includes 237 corresponding to export withholdings and 594 corresponding to turnover tax.
(2)	Includes 40 corresponding to research and development activities.
(3)

Includes 33 charged to the “Cash-settled share-based payments provision” account of the “Salaries and social security” line item in the statement of financial position, relating to the Value Generation Plan.

(4)	Includes 43 and 92 corresponding to short-term leases and to the lease charge relating to the underlying asset use or performance, respectively.

	2023
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	790	276	136		13	1,215
Fees and compensation for services	50	236	37		-	323
Other personnel expenses	232	26	13		1	272
Taxes, charges and contributions	130	24	765	(1)	-	919
Royalties, easements and fees	1,009	-	2		2	1,013
Insurance	81	3	3		-	87
Rental of real estate and equipment	179	1	16		-	196	(3)
Survey expenses	-	-	-		16	16
Depreciation of property, plant and equipment	2,886	43	87		-	3,016
Amortization of intangible assets	30	7	-		-	37
Depreciation of right-of-use assets	209	-	11		-	220
Industrial inputs, consumable materials and supplies	521	5	12		-	538
Operation services and other service contracts	535	10	59		6	610	(3)
Preservation, repair and maintenance	1,395	29	43		-	1,467	(3)
Unproductive exploratory drillings	-	-	-		21	21
Transportation, products and charges	521	-	491		-	1,012	(3)
Provision for doubtful receivables	-	-	18		-	18
Publicity and advertising expenses	-	36	56		-	92
Fuel, gas, energy and miscellaneous	135	9	55		2	201	(3)

	8,703	705	1,804		61	11,273

(1)	Includes 89 corresponding to export withholdings and 541 corresponding to turnover tax.
(2)	Includes 23 corresponding to research and development activities.
(3)	Includes 75 and 104 corresponding to short-term leases and to the lease charge relating to the underlying asset use or performance, respectively.

HORACIO DANIEL MARÍN

President

F - 74
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

28. OTHER NET OPERATING RESULTS

	2025	2024	2023
Lawsuits	(30)	(93)	(31)
Export Increase Program (1)	19	76	149
Result from sale of assets (2)	219	6	-
Result from changes in fair value of assets held for sale (3)	(418)	(260)	-
Provision for severance indemnities (3)	(45)	(74)	-
Provision for operating optimizations (3)	(87)	(266)	-
Provision for obsolescence of materials and equipment (3)	(247)	-	-
Result from revaluation of companies (4)	45	-	-
Result from sale of companies (4)	335	-	-
Insurance	-	5	-
Miscellaneous	(121)	(3)	34

	(330)	(609)	152

(1)	See Note 35.j).
(2)	See Notes 11.a) and 11.b).
(3)	See Note 11.a).
(4)	See Note 3.

29. NET FINANCIAL RESULTS

	2025		2024		2023
Financial income
Interest on cash and cash equivalents and investments in financial assets	31		45		221
Interest on trade receivables	48		75		98
Other financial income	26		14		15

Total financial income	105		134		334

Financial costs
Loan interest	(677)		(670)		(686)
Hydrocarbon well abandonment provision financial accretion	(257)	(1)	(342)	(1)	(259)
Other financial costs	(153)		(157)		(204)

Total financial costs	(1,087)		(1,169)		(1,149)

Other financial results
Exchange differences generated by loans	3		17		145
Exchange differences generated by cash and cash equivalents and investments in financial assets	(63)		(31)		(294)
Other exchange differences, net	20		(77)	(4)	73	(4)
Result on financial assets at fair value through profit or loss	132		232		289
Result from derivative financial instruments	1		(1)		7
Result from net monetary position	(63)		39		37
Export Increase Program (3)	-		3		22
Result from transactions with financial assets	-		(3)		32	(2)

Total other financial results	30		179		311

Total net financial results	(952)		(856)		(504)

(1)

Includes 173 and 215 for the fiscal years ended December 31, 2025 and 2024, respectively, corresponding to the financial accretion of liabilities directly associated with assets held for sale, see Notes 2.b.13) and 11.a).

(2)	Includes 19 corresponding to the adjustment for inflation of the fiscal year and (41) corresponding to the effect of the translation.
(3)	See Note 35.j).
(4)	See Note 2.d).

30. INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS

The Group participates in JO and other agreements that give to the Group a contractually established percentage over the rights of assets and obligations that emerge from the contracts.

The exploration and exploitation JO and other agreements in which the Group participates allocate the hydrocarbon production to each partner based on the ownership interest contractually established. Consequently, such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

HORACIO DANIEL MARÍN

President

F - 75
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

30.	INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS (cont.)

The assets and liabilities as of December 31, 2025, 2024 and 2023, and expenses for these fiscal years of the JO and other agreements in which the Group participates are as follows:

	2025	2024	2023
Non-current assets (1)	6,936	6,286	5,246
Current assets	337	579	115

Total assets	7,273	6,865	5,361

Non-current liabilities	245	449	313
Current liabilities	557	769	483

Total liabilities	802	1,218	796

Production cost	2,647	2,395	2,017
Exploration expenses	8	35	10

(1)	Does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and other agreements.

As of December 31, 2025, the main exploration and exploitation JO and Consortiums in which the Group participates are the following:

Name	Location	Working interest	Operator
Acambuco	Salta	22.50%	Pan American Energy LLC
Aguada de Castro and Aguada Pichana Oeste	Neuquén	40.00%	Pan American Energy LLC
Aguada del Chañar (1)	Neuquén	51.00%	YPF
Aguada Pichana Este - Área Vaca Muerta	Neuquén	16.90%	Total Austral S.A.
Aguada Pichana Este - Residual	Neuquén	27.27%	Total Austral S.A.
Aguada Villanueva (2)	Neuquén	50.00%	Pluspetrol S.A.
Aguaragüe	Salta	53.00%	Tecpetrol S.A.
AUS 105	Argentine Continental Shelf	35.00%	Equinor
AUS 106	Argentine Continental Shelf	35.00%	Equinor
Bajada Añelo	Neuquén	50.00%	Shell Argentina S.A.
Bajo del Toro (2)	Neuquén	50.00%	YPF
Bandurria Sur (2)	Neuquén	40.00%	YPF
CAM-2/A SUR	Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
CAN 100 (3)	Argentine Continental Shelf	50.00%	Equinor Argentina BV (Sucursal Argentina)
CAN 102	Argentine Continental Shelf	50.00%	YPF
CAN 114	Argentine Continental Shelf	50.00%	Equinor Argentina AS (Sucursal Argentina)
Chachahuen	Mendoza	70.00%	YPF
Consorcio CNQ 7/A	La Pampa and Mendoza	50.00%	Pluspetrol S.A.
El Orejano	Neuquén	50.00%	YPF
La Amarga Chica	Neuquén	50.00%	YPF
La Calera	Neuquén	50.00%	Pluspetrol S.A.
La Escalonada (4)	Neuquén	45.00%	VMI
Las Tacanas (2)	Neuquén	50.00%	YPF
Lindero Atravesado	Neuquén	37.50%	Pan American Energy LLC
Loma Campana	Neuquén and Mendoza	50.00%	YPF
Loma del Molle	Neuquén	50.00%	YPF
Magallanes	Santa Cruz, Tierra del Fuego and Argentine Continental Shelf	50.00%	Enap Sipetrol Argentina S.A.
Meseta Nueva Esperanza (2)	Neuquén	50.00%	YPF
Narambuena (5)	Neuquén	50.00%	YPF
Pampa Yeguas I	Neuquén	50.00%	Pluspetrol S.A.
Ramos	Salta	42.00%	Tecpetrol S.A.
Rincon de la Ceniza (4)	Neuquén	45.00%	VMI
Rincón del Mangrullo	Neuquén	50.00%	YPF
Rio Neuquén	Neuquén	33.33%	YPF
San Roque	Neuquén	34.11%	Total Austral S.A.
Sierra Chata Consorcio Chihuido (4)	Neuquén	54.45%	Pampa Energia S.A.

(1)	See Note 11.b).
(2)	See Note 38.
(3)	During 2025, YPF’s interest in CAN 100 changed from 35% to 50% due to the start of the second exploratory period in partnership with Equinor Argentina BV (Sucursal Argentina).
(4)	See Note 3.
(5)	See Note 34.a).

HORACIO DANIEL MARÍN

President

F - 76
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

31. SHAREHOLDERS’ EQUITY

As of December 31, 2025, the Company’s capital amounts to 3,921 and treasury shares amount to 12 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2025, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s exploitation and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

On April 30, 2025, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) corresponding to the year ended on December 31, 2024 and, additionally, approved the following in relation to the retained earnings: (i) completely release the reserve for purchase of treasury shares and the reserve for investments; (ii) allocate the amount of 33 (34,205 million of pesos) to appropriate a reserve for purchase of treasury shares; and (iii) allocate the amount of 6,587 (6,787,343 million of pesos) to appropriate a reserve for investments.

Until the enactment of Law No. 26,741 described below, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of 57.43% shareholding while Petersen Energía S.A.U. and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.

Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure declared the Class D shares of YPF owned by Repsol as national public interest and subject to expropriation representing 51% of YPF’s equity. In addition, Law No. 26,741 declared that achieving self-sufficiency in the supply of hydrocarbons as well as in the exploration, exploitation, industrialization, transportation and sale of hydrocarbons, shall be considered of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, job creation, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation were distributed as follows: 51% for the Argentine National Government and 49% for certain provinces.

During the fiscal year ended December 31, 2025, the Company has repurchased 343,654 of its own shares issued for an amount of 10, for purposes of compliance with the share-based benefit plans (see Note 37). During the fiscal years ended December 31, 2024 and 2023, the Company has not repurchased its own shares.

In accordance with the provisions of the LGS and the CNV rules, the Company must set aside a legal reserve of not less than 5% of the positive result resulting from the algebraic sum of net profit or loss for the year, prior-year adjustments, transfers from other comprehensive income to unappropriated retained earnings and losses from previous years, until such reserve reaches 20% of the sum of the “Capital” and “Adjustment of capital” accounts and the translation differences related to such accounts according to the CNV rules. As of December 31, 2025, the legal reserve has been fully integrated, amounting to 787. Likewise, the Company’s Shareholders’ Meeting has defined voluntary reserves for future dividends, for investments and for purchase of treasury shares. In relation to the reserve for future dividends and in compliance with the LGS, we declare dividends in the currency of legal tender in Argentina, which is the peso. The dividends are declared and distributed based on the last annual audited financial statements in pesos submitted to the CNV.

Considering Article 3, item 11, sections c) and e), Chapter III, Title IV of CNV rules, the balances of the accounts “Acquisition cost of treasury shares” and “Share trading premiums” in the currency of legal tender in Argentina, which is the peso, restricts the distribution of retained earnings. According to the Company’s shareholders’ equity in its statutory financial statements, the restricted balances of retained earnings amounts to 35 as of December 31, 2025, which are included in the “Acquisition cost of treasury shares” account.

When the net balance of retained earnings at the end of a fiscal year is positive, it can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, pursuant to the CNV rules, when the net balance of “Other comprehensive income” account in the currency of legal tender in Argentina, which is the peso, is positive, it will not be distributed nor capitalized nor used to compensate accumulated losses, but will be computed as part of retained earnings in order to make comparisons to determine the situation of the Company in relation to Articles 31, 32 and 206 of the LGS, or other legal or regulatory rules making reference to limits or ratios with capital and reserves, not specifically and expressly provided for under the CNV rules. When the net balance of “Other comprehensive income” account in the statutory financial statements at the end of a fiscal year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

HORACIO DANIEL MARÍN

President

F - 77
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

32. EARNINGS PER SHARE

The following table presents the net profit or loss attributable to shareholders of the parent company and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	2025	2024	2023
Net (loss) / profit	(826)	2,348	(1,312)
Weighted average number of shares outstanding	391,952,016	392,088,496	391,722,944
Basic and diluted earnings per share	(2.11)	5.99	(3.35)

There are no financial instruments or other contracts outstanding issued by YPF that imply the issuance of potential ordinary shares, thus the diluted earnings per share equals the basic earnings per share.

33. CONTINGENT ASSETS AND LIABILITIES

The Group has the following contingencies and claims, individually significant, which in the opinion of the Company and its external counsels, have a possible outcome. In this sense, and based on the information available to the Group, including the amount of time remaining before conclusion of pending lawsuits, the results of evidence discovery and the assessment of internal and external advisors, the Group is unable to estimate the reasonably possible loss or range of loss in relation to certain matters described in Note 33.b).

33.a) Contingent assets

The Group has no significant contingent assets.

33.b) Contingent liabilities

33.b.1) Environmental claims

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)

ASSUPA sued the companies operating exploitation concessions and exploration permits in the different basins (Neuquina basin in 2003, Northwest basin in 2010, and Austral basin in 2012), YPF among them, claiming the remediation of the general environmental damage purportedly caused by hydrocarbon activities. In addition, it requested the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future.

Concessionary companies in the Neuquina basin areas

The claim was answered by YPF and the rest of the sued parties. Following several proceedings, on December 30, 2014, the CSJN issued 2 interlocutory judgments. The first judgment declared that all environmental damages related to local and provincial situations were outside the scope of its original competence, and that only inter-jurisdictional situations (such as the Colorado River basin) would fall under its venue. In the second judgment, the CSJN rejected the petition filed by ASSUPA to incorporate Repsol S.A. and the directors who carried their activities in YPF until April 2012 as a necessary third party. The CSJN also rejected precautionary measures and other proceedings related to such request.

As a result of such decision, an individual filed a preventive damage action to reduce presumed damages and prevent future damages (action for repair of damages) consisting of the comprehensive remediation of collective damages allegedly caused by the hydrocarbon activity undertaken by YPF in the Province of Neuquén. In such action, YPF answered the claim and requested that the National Government, the Provincial Government and other oil companies in the area be summoned to appear.

Concessionary companies in the Northwest basin areas

On December 1, 2014, YPF was notified of the complaint and moved for the suspension of procedural deadlines due to notification defects, which motion was granted by the court. On April 19, 2017, YPF was notified of the court order resuming procedural deadlines and timely filed a challenge for legal defect, together with other the co-defendants. The court ordered those terms to answer the complaint be stayed until a final order is rendered on the defense based on a legal defect. As of the date of issuance of these consolidated financial statements, the procedural deadlines are suspended until the digitization of the proceedings.

HORACIO DANIEL MARÍN

President

F - 78
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

33.	CONTINGENT ASSETS AND LIABILITIES (cont.)

Concessionary companies in the Austral basin areas

On November 2, 2015, YPF was notified of the claim and requested the suspension of procedural deadlines due to notification defects. This suspension was granted by the court and following several incidents with different codefendants and parties summoned to appear. On June 23, 2020, the judge ordered a new notification with the transfer of the case. The decision was appealed by the plaintiff.

On May 12, 2021, the file was submitted to the Federal Contentious Administrative Court of Appeals to decide on the plaintiff’s appeal on the interlocutory judgment, in which the judge decided to sustain the claim filed by YPF, among other co-defendants, ordering the transfer of the case. On November 8, 2022, the Federal Contentious Administrative Court ratified the decision of the Lower Court the complaint to be served again.

●	Dock Sud, Río Matanza, Riachuelo, Quilmes and Refinería Luján de Cuyo

In 2006, a group of neighbors of Dock Sud, Province of Buenos Aires, sued 44 companies, including YPF, the Argentine Government, the Province of Buenos Aires, the Autonomous City of Buenos Aires and 14 municipalities, before the CSJN, seeking remediation and indemnification for environmental collective damages to the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, filed 2 additional environmental claims, one of which was desisted in relation to YPF, while the other claim seeks remediation and indemnification for collective environmental damages to the Dock Sud area and individual property damages allegedly suffered by several companies located in that area, including YPF, the Province of Buenos Aires and several municipalities. Currently, it is not possible to reasonably estimate the outcome of these complaints, nor is it possible to estimate the resulting associated legal fees and expenses. YPF has the right to be indemnified and held harmless by the Argentine Government for events and claims prior to January 1, 1991, in accordance with YPF Privatization Law.

Through its judgment dated July 8, 2008, the CSJN:

-

Determined that the Authority of the Matanza Riachuelo Basin (“ACUMAR”) (Law No. 26,168) should be in charge of executing the program for environmental remediation of the rivers, being the Argentine Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires responsible for its performance; delegated to the Federal Lower Court of Quilmes the knowledge of all the matters concerning the execution of the remediation and sanitation; declared that all the litigations related to the execution of the remediation plan will be accumulated and be processed by this court and that this process produces lis pendens relating to the other collective actions seeking the environmental remediation of the basin, which should be archived. YPF was notified of certain resolutions issued by ACUMAR, whereby the Company was required to present an industrial reconversion plan in connection with certain YPF installations. Despite the appeal by the Company of the aforementioned resolutions, the plan was still presented.

-	Decided that the proceedings to determine liabilities arising from past behaviors to repair the collective environmental damage would continue being heard by CSJN.

On October 22, 2024, the CSJN issued a final judgement whereby: (i) it terminated the CSJN’s supervision of compliance with the judgement of July 8, 2008; (ii) it terminated the case for the remediation of the collective environmental damage without sentencing any of the 44 defendant companies; (iii) it imposed the costs in the order incurred; and (iv) it decided that the litigation related to the execution of the remediation plan will continue to be processed before the corresponding court. YPF is not a party to such litigation.

In addition to the aforementioned in Note 17.a.3) related to environmental claims in Quilmes, the Company has other judicial and non-judicial claims against it, based on similar arguments.

On the other hand, the monitoring activities carried out routinely by YPF have allowed to detect a certain degree of environmental impact on the subsoil within the vicinity of the Luján de Cuyo Refinery, which led to the implementation of a program for the survey, assessment and remediation of environmental damages, agreed by the Company with the enforcement agencies of the Province of Mendoza, which costs have been recognized in the “Provision for environmental liabilities” account of the “Provisions” line item in the statement of financial position.

Regarding the environmental damage to the aquifer surrounding the Luján de Cuyo Refinery, a detailed research plan was conducted in order to define, analyze risks and implement mitigating actions. Thereafter, a remediation engineering plan was developed which is currently being implemented. Remediation follow-up is carried out under the supervision and with the assistance of Instituto Nacional del Agua (“INA”) and local authorities.

HORACIO DANIEL MARÍN

President

F - 79
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

33.	CONTINGENT ASSETS AND LIABILITIES (cont.)

33.b.2) Contentious claims

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

Plaintiffs in these proceedings are Petersen and Eton Park, both of which previously held American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs) representing YPF Class D shares. Petersen filed its complaint on April 8, 2015 and Eton Park filed its complaint on November 3, 2016. Both complaints were filed before the United States District Court for the Southern District of New York (“District Court”), and against the Republic of Argentina (“Republic”) and YPF. The complaints make allegations related to the Republic’s intervention in YPF in 2012 and the Republic’s subsequent expropriation of a controlling interest in YPF held by Repsol (see Note 31). Petersen and Eton Park allege that the Republic and YPF breached purported obligations contained in the Company’s bylaws. The Petersen case and the Eton Park case were deemed to be related cases, are being conducted jointly and were assigned to the same District Court.

On September 8, 2015, before Eton Park had filed its complaint, the Republic and YPF filed motions to dismiss Petersen’s claims. On October 19, 2015 and October 23, 2015, Petersen filed oppositions to the Republic’s and YPF’s motions to dismiss, respectively. On September 9, 2016, the District Court issued a decision partially denying the motions to dismiss. The Company and the Republic appealed this decision, requesting a complete dismissal of the complaint. The Company and the Republic argued that the case should proceed in Argentina, if at all (forum non conveniens). The United States Court of Appeals for the Second Circuit (“Court of Appeals”) held that the District Court had jurisdiction over this matter. On October 31, 2018, the Company and the Republic appealed this decision to the United States Supreme Court (“Supreme Court”). On June 24, 2019, the Supreme Court declined to hear the appeal.

On August 30, 2019, the Republic and YPF filed motions to dismiss both the Petersen and the Eton Park cases, once again arguing that the cases should proceed in Argentina (forum non conveniens). On June 5, 2020, the District Court denied these motions to dismiss. The Republic and YPF filed their answers to the Petersen complaint on July 8, 2019 and to the Eton Park complaint on July 10, 2020. On July 13, 2020, the District Court issued an order requiring the parties to proceed with fact and expert discovery. Given the overlap between the Petersen and Eton Park cases, they moved forward jointly and the parties proceeded with consolidated discovery in both cases. Fact discovery concluded on August 27, 2021.

Expert discovery concluded on April 6, 2022. On April 14, 2022, Plaintiffs and YPF and the Republic filed opening briefs in support of cross-motions for summary judgment in the Petersen and Eton Park actions. Plaintiffs argued that the District Court should grant summary judgment in their favor on liability and damages as to both YPF and the Republic. In their opening briefs, YPF and the Republic each argued that it has no liability and owes no damages to Plaintiffs, and that the District Court should, therefore, grant summary judgment in its favor and dismiss all remaining claims against it. The parties filed opposition and reply briefs on May 26, 2022 and June 23, 2022, respectively.

On March 30, 2023, the District Court granted YPF’s motion for summary judgment and denied Plaintiffs’ motion for summary judgment as to YPF in its entirety. The District Court found that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs and accordingly dismissed Plaintiffs’ claims against YPF.

In line with the decision issued on March 30, 2023, in the final judgment issued on September 15, 2023 the District Court ordered, adjudged and decreed that all of Plaintiffs’ claims against YPF were dismissed, decreeing that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs.

HORACIO DANIEL MARÍN

President

F - 80
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

33.	CONTINGENT ASSETS AND LIABILITIES (cont.)

On October 18, 2023, Plaintiffs appealed the District Court’s final judgment as to YPF and those orders that, for purposes of appeal, merge into the designated final judgment.

On October 23, 2023, YPF filed a notice of conditional cross-cross-appeal.

The appeals filed by the parties in these proceedings were fully briefed as of September 6, 2024. The Court of Appeals held oral argument on these appeals on October 29, 2025.

On April 1, 2024, Plaintiffs filed a turnover motion, which became public (and accessible to YPF) on April 22, 2024. This motion requested that the District Court order the Republic to turn over the YPF Class D shares held by the Republic to Plaintiffs in partial satisfaction of the District Court’s judgment against the Republic in this proceeding. Plaintiffs and the Republic completed their briefing on the turnover motion on July 8, 2024.

Plaintiffs are also seeking discovery of documents from YPF related to their theory that YPF could be an alter ego of the Republic. YPF denies that it is an alter ego and objected to Plaintiffs’ document requests. On May 28, 2024, the District Court ordered YPF to produce documents in response to Plaintiffs’ discovery requests. As of the date of issuance of these consolidated financial statements, Plaintiffs have not requested that the District Court find that YPF is an alter ego of the Republic.

On August 12, 2024, YPF filed a brief requesting that the District Court permanently enjoin Plaintiffs from pursuing recovery from YPF in connection with their September 15, 2023 final judgment against the Republic, arguing that Plaintiffs’ alter ego theory is barred under the doctrine of res judicata. Plaintiffs filed their opposition on August 26, 2024 and YPF filed its reply on September 3, 2024.

On November 15, 2024, the District Court stayed alter ego discovery from YPF, pending the Court’s consideration of supplemental briefing by YPF, the Republic and Plaintiffs on certain issues, including subject matter jurisdiction. The supplemental briefing was completed on January 24, 2025.

On June 30, 2025, the District Court granted Plaintiffs’ turnover motion, ordering the Republic to: (i) transfer its Class D shares of YPF to a global custody account at the Bank of New York Mellon (“BNYM”) in New York within 14 days of the date of the order; and (ii) instruct BNYM to initiate a transfer of the Republic’s ownership interests in its Class D shares of YPF to Plaintiffs or their designees within one business day of the date on which the shares are deposited into the account.

Also on June 30, 2025, in proceedings brought by Bainbridge Fund Ltd. against the Republic, the District Court issued a similar order directing the Republic to turn over its Class A and Class D shares of YPF.

On July 10, 2025, the Republic filed with the Court of Appeals: (i) notices of appeal of the June 30, 2025 turnover orders in both Plaintiffs’ and Bainbridge Fund Ltd.’s proceedings; and (ii) emergency motions for a stay pending appeal of the June 30, 2025 turnover orders and an immediate administrative stay. On July 15, 2025, the Court of Appeals granted a temporary administrative stay of the turnover orders pending resolution of the stay motions. On August 15, 2025, the Court of Appeals granted a stay pending resolution of the Republic’s appeal of the June 30, 2025 turnover orders.

HORACIO DANIEL MARÍN

President

F - 81
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

33.	CONTINGENT ASSETS AND LIABILITIES (cont.)

YPF is not a party to the aforementioned turnover proceedings.

On September 17, 2025, the District Court denied YPF’s request to permanently enjoin Plaintiffs from pursuing recovery from YPF in connection with their September 15, 2023 final judgment against the Republic and ordered Plaintiffs and YPF to continue with the discovery process. The District Court’s decision does not decide the question of whether YPF is an alter ego of the Republic, which YPF strongly denies.

On October 1, 2025, YPF filed a motion for reconsideration of the September 17, 2025 order with the District Court arguing, among other things, that the District Court erred by overlooking binding precedent regarding the Court’s lack of subject matter jurisdiction. YPF also requested a stay of discovery from YPF. The Court granted the request for a stay of alter ego discovery from YPF pending resolution of YPF’s reconsideration motion.

On November 10, 2025, the District Court denied YPF’s motion for reconsideration of the September 17, 2025 order.

YPF has appealed the September 17, 2025, and November 10, 2025, orders, and those appeals have been consolidated. YPF filed its opening appeal brief on December 23, 2025. Briefing is scheduled to be complete on March 13, 2026, with oral argument calendared for the week of April 13, 2026. On December 23, 2025, the District Court granted YPF’s request to stay alter ego discovery from YPF pending these appeals.

On January 15, 2026, Plaintiffs filed a motion for sanctions and contempt against the Republic. Plaintiffs have asked, among other things, for the District Court to preclude the Republic from arguing that YPF and other instrumentalities are not alter egos of the Republic. Plaintiffs have also asked the Court to draw certain adverse inferences that Plaintiffs believe will help to support their alter ego theories. Briefing is scheduled to conclude on March 5, 2026. An evidentiary hearing is scheduled for April 21 to 23, 2026. YPF is not a party to this motion.

YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of these litigations and their possible impact on the results and financial situation of the Group, as needed.

33.b.3) Claims before the CNDC

•	Claims for fuels sale prices

The Group was subject to certain claims before the CNDC, related to alleged price discrimination in sale of fuels which were timely answered by YPF.

33.b.4) Other claims

Additionally, there are several labor, civil and commercial cases in which the Group has been sued and several claims from the ARCA and provincial and municipal tax authorities, not individually significant, which have not been provisioned for, as the Company, based on the evidence available as of the date of issuance of these consolidated financial statements, has considered that they constitute possible contingencies.

HORACIO DANIEL MARÍN

President

F - 82
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated) 34.CONTRACTUAL COMMITMENTS

34.a) Exploitation concessions, transport concessions and exploration permits

In fiscal year ended December 31, 2025, the Group obtained exploitation concessions, transport concessions and exploration permits which include commitments to make certain investments and expenditures and to maintain activity levels. In addition, extensions of certain concessions and permits were obtained, and certain areas were reversed. The most relevant agreements, concessions and permits that took place in the year ended December 31, 2025 are described below:

CENCH in the Province of Neuquén

On March 10, 2025, by means of Decrees No. 275/2025, 276/2025 and 277/2025 the Executive Branch of the Province of Neuquén approved the granting of the CENCH in the “Aguada de la Arena”, “La Angostura Sur I” and “La Angostura Sur II”, and “Narambuena” blocks, respectively. These CENCH have the following characteristics:

-	Aguada de la Arena: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 6 unconventional wells.

-	La Angostura Sur I: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 4 unconventional wells.

-	La Angostura Sur II: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 3 unconventional wells.

-

Narambuena: This CENCH is 50% owned by YPF and 50% by Compañía de Desarrollo No Convencional S.R.L. (“CDNC”) and the commitments assumed include the execution of a pilot plan of 14 unconventional wells.

In addition to the aforementioned commitments assumed by YPF, it includes payments for an exploitation bonus and a corporate social responsibility bonus.

Los Parlamentos

On September 19, 2025, the Company entered into a Settlement Agreement with the Province of Mendoza, through which: (i) the “Los Parlamentos” exploration permit was reverted, where existed outstanding commitments to be fulfilled for 14; and (ii) YPF undertakes the commitment to drill a well in the Vaca Muerta formation under the “CN VII/A” exploration permit, with an investment of up to 22; among others. The aforementioned agreement became effective on October 21, 2025, through notification to the Company of Decree No. 2,266/2025 of the Province of Mendoza.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

34.b) Investment agreements and commitments and assignments

The Group has executed investment agreements and commitments, and assignments. The main characteristics of the most relevant agreements and commitments, and assignments executed in fiscal years ended December 31, 2025, 2024 and 2023 are described below:

Transportation concession for the Vaca Muerta Norte oil pipeline

On February 9, 2023, through Decree No. 299/2023 issued by the Province of Neuquén, YPF was granted an crude oil transportation concession associated with the La Amarga Chica Hydrocarbon Unconventional Exploitation Concession, which includes the construction of an crude oil pipeline from La Amarga Chica to the Puesto Hernández blocks for the supply of Luján de Cuyo Refinery and the export of crude oil to Chile for the remaining term of the exploitation concession abovementioned. As of the date of issuance of these consolidated financial statements, the assignment by YPF to other companies of the oil and gas industry of its 24.8% interest in this transportation concession is pending approval by the Province of Neuquén.

HORACIO DANIEL MARÍN

President

F - 83
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

34.	CONTRACTUAL COMMITMENTS (cont.)

LNG project

On May 2, 2025, YPF, through its subsidiary Sur Inversiones Energéticas, together with Pan American Energy S.L. (“PAE”), Wintershall DEA Argentina S.A. (“Wintershall”), Pampa Energía S.A. (“Pampa”) and Golar FLNG Sub-Holding Company Limited (“Golar Subholding”), collectively the shareholders of Southern Energy S.A. (“SESA”) have agreed to:

-

Make the final investment decision as provided in the Bareboat Charter Agreement entered into with Golar Hilli Corporation in July 2024, and its subsequent addenda, for the term of 20 years for the charter of the liquefaction vessel Hilli Episeyo (“FLNG Hilli”), with a nominal capacity of 2.45 million tons of LNG per year (“MTPA”), to be located on the coast of the Argentine Sea in the Province of Río Negro, with the purpose of processing natural gas from Vaca Muerta for LNG export (“BBCA Hilli”).

-

Enter into a second Bareboat Charter Agreement with Golar MKII Corporation, for the construction, lease and operation of a new liquefaction vessel, the FUJI LNG (“FLNG MKII”), for 20 years (extendable for an additional period of 5 years at SESA’s option), with a nominal capacity of 3.5 MTPA, in order to increase the capacity to process natural gas from Vaca Muerta and export LNG, subject to closing conditions including, among others, the final future investment decision as provided in such agreement (“BBCA MKII”). On November 4, 2025, after the fulfillment of the closing conditions, the Bareboat Charter Agreement with Golar MKII Corporation became effective.

In order to supply the FLNG Hilli and FLNG MKII vessels with natural gas for the liquefaction process, SESA entered into natural gas supply agreements (“GSA”) with PAE, Sur Inversiones Energéticas, Pampa and Wintershall for the term of 20 years. In this regard, in order for both vessels to operate all year round, SESA contemplates the construction of a dedicated gas pipeline between the Province of Neuquén and the San Matías Gulf in the Province of Río Negro. Operations of the FLNG Hilli vessel are expected to commence in late 2027 or early 2028 and those of the FLNG MKII vessel are expected to commence in late 2028.

As of the date of issuance of these consolidated financial statements, the shareholding in SESA is as follows: PAE (30%); Sur Inversiones Energéticas (25%); Pampa (20%); SE Argentina Holding B.V.,by transfer from Wintershall on July 24, 2025 (15%); and Golar Subholding (10%).

The Company has entered into the GSA and the SESA Shareholders’ Agreement guaranteeing the obligations of its subsidiary Sur Inversiones Energéticas under such agreements, see Note 34.d).

34.c) Contractual commitments

The Group has signed contracts under which it has agreed to buy certain products and services, and to sell natural gas, LPG and other products. Some of the mentioned contracts include penalty clauses establishing compensations for the breach of the obligation to receive, deliver or transport the product subject-matter of the contract. The anticipated estimated losses for onerous contracts, if any, considering the compensations mentioned above, have been charged to net profit or loss for the period in which they are incurred.

The Group has renegotiated certain natural gas export contracts that were affected for regulatory reasons by interruptible and firm natural gas supply contracts in compliance with the natural gas export regulations effective in Argentina at each given time. As of the date of issuance of these financial statements, the Group is performing the activities in compliance with the commitments agreed above. Should the Group fail to comply with those agreements, we could be subject to significant claims, subject to the defenses that the Group might have.

As of December 31, 2025, the exploratory and investment commitments and expenses until the completion of the most significant exploration permits and exploitation concessions amount to 699.

HORACIO DANIEL MARÍN

President

F - 84
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

34.	CONTRACTUAL COMMITMENTS (cont.)

34.d) Granted guarantees

As of December 31, 2025, the Group issued bank guarantees for an amount of 40. YPF assumed other commitments for an amount of 12 in relation to compliance with obligations of its subsidiaries and joint ventures. Likewise, related to the 25% equity interest of Sur Inversiones Energéticas in SESA, on May 30, 2025 and October 27, 2025 the Company granted guarantees in favor of Golar Hilli Corporation for up to 137.5 and in favor of Golar MKII Corporation for up to 187.5, respectively, see Note 34.b).

On January 2024, YPF has opened a reserve and payment account in New York for holders of Class XXVIII NO, whose balance as of December 31, 2025 is 48, representing 125% of the debt services of NO to be paid over the next 6 months, in line with existing foreign exchange regulations.

Vaca Muerta Sur Project guarantee

On July 8, 2025, our associated VMOS signed an international syndicated loan for 2,000 to finance the construction of the Vaca Muerta Sur Project. As guarantee for the obligations assumed in this loan, VMOS’s shareholders, including YPF, have granted a fiduciary assignment of their VMOS’s shares as collateral for such financing, which will remain in force until the completion of the Vaca Muerta Sur Project.

35. MAIN REGULATIONS

The main regulatory framework under which the Group carries on its business activities is described below. However, the purpose of this section is not to provide an exhaustive description of all the regulations governing the Group’s business.

35.a) Regulations applicable to the hydrocarbon industry

35.a.1) Hydrocarbons Law

Law No. 17,319 of 1967 and its numerous amendments, including Law No. 27,007 of 2014, establish the general principles governing the exploration, exploitation, industrialization, transportation, and commercialization of hydrocarbon resources in Argentina (“Hydrocarbons Law”). Likewise, in 2024, the Bases Law incorporated new amendments to the Hydrocarbons Law (see Note 35.l)). The most relevant aspects are as follows:

-

Liquid and gaseous hydrocarbon reservoirs located in Argentine territory and its continental shelf belong to the Argentine Government or the provinces, depending on their territorial location. Activities related to hydrocarbon exploration, exploitation, industrialization, transportation and commercialization shall be undertaken by state-owned, private or mixed ownership companies, under the provisions of the Hydrocarbons Law and the regulations issued by the PEN. Also, these companies shall be registered with the Registry of Oil Companies created under SE Resolution No. 407/2007, under which a technical and financial analysis of those companies is conducted on an annual basis. Companies not registered are not authorized to undertake activities in oilfields located in Argentine territory.

-

The terms for exploration permits are set at each call for bids by the enforcement authority, according to the exploration objective: (i) permit for conventional exploration concessions, the term is divided into 2 periods of up to 3 years each, plus an optional extension of up to 5 years; (ii) permit for unconventional exploration, the term is divided into 2 periods of up to 4 years each, plus an optional extension of up to 5 years; and (iii) permit for exploration in continental shelf and territorial waters, the term is divided into 2 periods of 3 years each, which may be extended for 1 year each.

The terms for exploitation concessions, which shall run from the date the concession is awarded under the respective regulation, shall be as follows: (i) conventional exploitation concession: 25 years; (ii) unconventional exploitation concession: 35 years; and (iii) exploitation concession in continental shelf and territorial waters: 30 years. Also, at least one year prior to the expiration of the concession, the holder of the exploitation concession may request an unlimited number of concession extensions, each for a term of 10 years.

HORACIO DANIEL MARÍN

President

F - 85
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

Since the issuance of the Bases Law, the request for conversion of a conventional exploitation concession into an unconventional exploitation concession will only be available until December 31, 2028, and its term will be 35 years without extensions.

Additionally, for new exploitation concessions, the national or provincial Executive Branch, as applicable, at the time of defining the terms and conditions of the bidding, may determine in a reasoned manner other terms of up to 10 years more than those provided for in the Hydrocarbons Law.

-

Holders of exploitation concessions may obtain a transportation concession to evacuate their production. Thus, the term of transportation concessions originating from a conventional exploitation concession will be 25 years, and those originating from an unconventional exploitation concession will be 35 years, counted from the date of the concession award plus any extension of the terms which may be granted.

Since the issuance of Decree No. 115/2019, the term of transportation concessions awarded through a bidding process will be 35 years from the date of award, which may be extended for an additional term of 10 years. Additionally, holders of transportation concessions granted from the effective date of such decree and expansions of facility capacity in transportation concessions granted prior to such date and carried out thereafter, may ensure firm service capacity to shippers through capacity reservation contracts. These contracts may be freely negotiated regarding their allocation modality, prices and volumes. The uncontracted capacity and the unused contracted capacity shall be subject to the tariff to be approved by the enforcement authority.

Since the issuance of the Bases Law, the legal figure of “transportation concession” is replaced by the figure of “transportation authorization”. Also, it establishes that exploitation concessions and transportation concessions granted prior to the enactment of the Bases Law will continue under the legal figure of “concession” and governed until their expiration by the legal framework existing at the date of approval of the Bases Law.

-

Holders of exploration permits and exploitation concessions shall pay: (i) annually in advance, a fee per each square kilometer or fraction, according to the scale specified by the PEN; and (ii) a percentage between 12% and 18% of wellhead production of the liquid hydrocarbons extracted by way of royalty, allowing the national or provincial Executive Branch, as appropriate, and as grantors of such concessions, to reduce this rate up to 5% considering the productivity, conditions and location of the wells. In addition, they are subject to federal, provincial and municipal taxes, customs duties on imports and exports, and, during the effective term of the exploration permit or exploitation concession, to the tax regime established under the Hydrocarbons Law.

Since the issuance of the Bases Law, the royalties to be paid to the enforcement authority in exploitation concession bidding processes will be offered by the concessionaire, determining that the royalty to be offered will be 15% plus or minus a percentage at the bidder’s discretion.

Additionally, the fee for each square kilometer or fraction thereof that a holder of an exploration permit or an exploitation concession must pay annually and in advance shall be calculated according to a scale determined by the price of a barrel of oil quoted on the “Frontline ICE Brent”.

-	Default on the obligations arising under permits and concessions may cause the expiration of the terms, or the imposition of fines by the enforcement authority, as specified in the Hydrocarbons Law.

-

Since the issuance of the Bases Law, international trade of hydrocarbons and/or its derivatives will be free, according to the terms and conditions established by the PEN, and exploration permit holders and/or exploitation concessionaires, refiners and/or marketers may freely export hydrocarbons and/or their derivatives, subject to the SE’s non-objection.

HORACIO DANIEL MARÍN

President

F - 86
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

Decree No. 1,057/2024 established that the free exercise of the right to export hydrocarbons and/or their derivatives may not be interrupted, nor be reviewed again once certain deadlines have passed, during the entire period or program of shipments or deliveries not objected to by the SE, and the requirements established in said decree must be complied with for this purpose, except in the event of exceptional circumstances which objectively compromise the security of supply in the domestic market. For those exports of hydrocarbons and/or their derivatives whose period or program of shipments or deliveries exceeds 1 year, the interested party must prove the right to dispose of the export volumes and in the deadlines committed.

Likewise, it provided that the SE may object in whole or in part to the export of hydrocarbons and/or their derivatives, only based on the technical and/or economic reasons that affect the security of supply in the domestic market. Additionally, it establishes that the SE may object totally or partially to exports due to significant and unforeseen variations in the prices of hydrocarbons and/or their derivatives in the domestic market, on a temporary basis and until this situation has ended.

-

Since the issuance of the Bases Law, hydrocarbon processing and natural gas storage activities are incorporated, for which the national or provincial Executive Branch, as applicable, may grant storage and/or processing authorizations.

-

Owners of projects and/or facilities for the conditioning, separation, fractionation, liquefaction and/or any other hydrocarbon industrialization process may request an authorization to transport hydrocarbons and/or their derivatives to their industrialization facilities and from them to subsequent industrialization or commercialization process centers and/or facilities.

Decree No. 1,057/2024 establishes that for the holders of such projects and/or facilities whose construction, installation or operation had been authorized prior to the entry into force of the Bases Law, it is not mandatory to process the conversion to authorizations under the scheme of said law.

Those authorized to process hydrocarbons are required to process hydrocarbons from third parties up to a maximum of 5% of the capacity of their facilities.

Additionally, the Bases Law incorporated amendments to the Hydrocarbons Law regarding the regulations applicable to the transportation, processing, storage, distribution and commercialization of natural gas, which are described in Note 35.c.1).

Also, title to hydrocarbon resources was transferred by the Argentine Government to the provinces under the following laws and decisions which amended the Hydrocarbons Law:

-	In 1992, Law No. 24,145 approved the transfer of hydrocarbon reserves to the provinces where they are located.

-	In 1994, the Argentine National Constitution was amended. Under this amendment, the provinces were granted the primary control of natural resources within their territories.

-

In 2003, under Decree No. 546, the right to award exploration permits and/or exploitation concessions and transportation concessions in certain locations designated as transfer areas, as well as in other areas designated by competent provincial authorities, was transferred to the provinces.

-

In 2007, Law No. 26,197 recognized that hydrocarbon reservoirs, in compliance with Article 124 of the Argentine National Constitution (including reservoirs for which concessions were awarded prior to 1994) were owned by the provinces and granted them right to administer such reservoirs.

HORACIO DANIEL MARÍN

President

F - 87
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

35.a.2) YPF Privatization Law

In 1992, Law No. 24,145 (“Privatization Law”) privatized Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor company, and decided the transfer of hydrocarbon fields from the Argentine Government to the provinces, subject to the existing rights of the holders of exploration permits and exploitation concessions. Under the Privatization Law, the Company was awarded exploration permits and exploitation concessions which are the original titles to numerous concessions that are currently operated by YPF.

35.a.3) CENCH in the Province of Neuquén

On December 16, 2021, the Province of Nequén published Decree No. 2,183/2021 whereby approved Resolution No. 53/2020, as amended by Resolution No. 142/2021, which regulate the award of a CENCH in the province.

The aforementioned resolutions: (i) established the parameters applicable to the pilot plan to be submitted in order to apply for a CENCH and the technical criteria to define the territorial area of the CENCH; (ii) created the Area Extension Bonus for the area exceeding the pilot plan area; (iii) required the presentation of an annual update of a Continuous Development Plan during the mass production stage, and (iv) specified that commitments undertaken for the year following each presentation and update of the Continuous Development Plan should be firm commitments.

35.b) Regulations applicable to the Downstream activities

35.b.1) Regulation related to liquid hydrocarbon exports

Exports of crude oil, gasoline and diesel, among other goods, are subject to the registration provided for under Decree No. 645/2002 and SRH Resolution No. E-241/2017, as amended by SSHyC Resolution No. 329/2019.

In order to obtain an export permit, companies interested in exporting these products should enter export transactions in a register and ensure they have given the possibility of acquiring the products to interested potential domestic market agents.

On March 28, 2023, SE Resolution No. 175/2023 was published, creating a special regime for the registration of crude petroleum oils and oils obtained from bituminous minerals through cross-border crude oil pipelines. In order to obtain the export permit, entities will be required to prove to the SSHyC that the respective export does not affect domestic market supply. The permit shall indicate the export volume authorized for a minimum term of 1 year from the date the permit was granted.

Decree No. 1,057/2024 (see Note 35.l)) provided that the SE shall keep a record of the export operations that were notified, those that were objected to, and those that were actually carried out. This decree establishes that, until its repeal or modification is ordered, exclusively with regard to the registration of such operations, Decree No. 645/2002, SRH Resolution No. E-241/2017 and its amendment Disposition No. 329/2019 of the SSHyC, and Resolution SE No. 175/2023 will continue to be applicable. In addition, it determines that the SE must make the corresponding regulatory adjustments for these and all other regulations referring to exports of hydrocarbons and/or their derivatives in order to comply with the objectives established in the Bases Law (see Note 35.l)) and the Hydrocarbons Law (see Note 35.a.1)).

In addition, the provisions regulating the export of hydrocarbons and/or their derivatives are described in the Hydrocarbons Law (see Note 35.a.1)).

HORACIO DANIEL MARÍN

President

F - 88
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

35.b.2) Refined products

Resolution No. 5/2016 issued by the former SRH, which replaced Annex II to SE Resolution No. 1,283/2006, established specifications for grades 2 and 3 of diesel and gasoline, which include changes in the content of lead, manganese, oxygen and ethanol, and, more significantly, in relation to sulphur, demanding oil and gas companies to implement a plan to reduce sulphur limits to 50 mg/kg for gasoline grade 2, to 10 mg/kg for gasoline grade 3 and up to 350 mg/kg for diesel grade 2. In order to meet the new specifications, oil and gas companies had to submit to the enforcement authority a detailed schedule of the investment program for the following years.

Through SE Resolution No. 576/2019, which modified former SRH Resolution No. 5/2016, new specifications were established for gasoline grade 2 and diesel grade 2, and the deadline to meet these requirements regarding sulphur content in gasoline grade 2 was extended since January 1, 2024. As of that date, the specifications that apply to gasoline grade 2 establish a maximum sulphur content of 50 mg/kg.

However, through SE Resolution No. 492/2023 a specific mechanism was established to defer the effective date of the specifications of SE Resolution No. 576/2019 in accordance with the schedules detailed by each oil and gas company to reach the required specifications. In this sense, in relation to the detailed schedule of the investment program submitted by the Company, the enforcement authority decided to extend, on several occasions, the deadline to comply with the specifications for gasoline grade 2 produced at the La Plata Industrial Complex until June 30, 2024, and for diesel grade 2 produced at the Luján de Cuyo Industrial Complex until July 1, 2026. Therefore, the Company is currently executing the last activities in compliance with the applicable resolution, having completed those related to the La Plata Industrial Complex.

35.b.3) Regulatory framework associated with the LPG industry

Law No. 26,020 of 2005 (“LPG Law”), amended by Decree No. 446/2025, establishes the regulatory framework for the LPG industry, covering all activities related to the production, fractionation, bottling, transportation, storage, distribution and sale of LPG, declared of public interest by said law. It also establishes (i) the free import of LPG, (ii) the free export of LPG once the supply of the domestic market is ensured and (iii) the sale of LPG by producers to the domestic market up to the export parity price.

Under the LPG Law, the Argentine Government launched several incentive programs for the supply of the domestic market (see Note 35.f.2)).

35.c) Regulations applicable to natural gas and LNG activities

35.c.1) Transportation, processing, storage, distribution and commercialization of natural gas

Law No. 24,076 (“Gas Law”), which was enacted in 1992, together with its Regulatory Decree No. 1,738/1992, as amended by the Bases Law (see Note 35.l)), regulate natural gas public transportation and distribution services.

The Gas Law created the ENARGAS to administer and enforce the legal framework adopted for the transportation, distribution and commercialization of natural gas.

Natural gas transportation and distribution systems are divided into 2 main natural gas pipelines, the Northern and Southern systems, operated by transportation companies and 9 regional distribution companies. These systems operate under the open access principle, whereby natural gas suppliers have access to the available capacity without discrimination. Also, under the Gas Law, transportation companies are not allowed to buy or sell natural gas (with certain exceptions) and certain forms of cross-ownership among producers, transporters, distributors and sellers is forbidden.

The domestic wholesale demand of natural gas is divided into 4 segments: (i) priority demand supplied by distribution companies (residential demand and other non-industrial users, hereinafter the “Distribution”); (ii) thermoelectric generation; (iii) industrial demand; and (iv) compressed natural gas (“CNG”).

Regarding commercialization, the Gas Law provides that prices shall result from the free interaction of supply and demand and established the right to transfer the acquisition cost of natural gas to users of the distribution system.

HORACIO DANIEL MARÍN

President

F - 89
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

However, regulations applicable to natural gas commercialization were affected by the declaration of public emergency under Law No. 25,561 enacted on January 6, 2002 (“Public Emergency Law” of 2002), the financial crisis of 2001, the end of the convertibility regime and the freezing of transportation and distribution tariffs. Thus, a series of provisional decisions modified the pricing system and the volumes tendered, among which the following stand out: regulations seeking to establish agreements between producers and the SE to ensure offer volumes and an interim process for price reconversion; rules regulating natural gas dispatch to redirect injected natural gas and other mechanisms to ensure the supply of the priority demand (Distribution segment).

In 2017, after the Public Emergency Law of 2002 ceased to be effective, a transition process began for the supply of the Distribution segment, which comprised: calling upon producers and ENARSA to reach an agreement on the basic conditions (“Framework Agreement”) for the supply of natural gas effective from January 1, 2018 to December 31, 2019; establishing a mechanism for competitive bidding for the term April 2019 - March 2020 and the subsequent renewal (instructed by the SE) of the contracts resulting from the bidding process until the expiration of the term established in Article 5 of Law No. 27,541 (the Solidarity Law declaring the public emergency of the energy sector).

From January 1, 2021, since the approval of the Plan GasAr 2020-2024 by Decree No. 892/2020 (see Note 35.f.1)), the demand from the Distribution segment and most of the demand from the thermoelectric generation segment are duly supplied, and therefore, the prices received by producers supplying these segments are established through the bidding process provided for thereunder.

The sale of natural gas to the thermoelectric generation segment was regulated by former SE Resolution No. 95/2013, Article 8, whose effectiveness was reestablished by Resolution No. 12/2019 issued by Ministry of Productive Development, under which CAMMESA had provisionally been assigned the role to acquire and supply fuels without cost to generators which do not have natural gas supply contracts currently in force. From March 1, 2025, since SE Resolution No. 21/2025, generators are authorized to make their fuel purchases (see Note 35.d) “CAMMESA” section).

Also, sales to the industrial segment, as well as to the CNG segment (modified by Decree No. 892/2020 and SE Resolution No. 447/2020) are based on the free negotiation between producers or sellers and clients.

Likewise, the Bases Law and Decree No. 1,057/2024 (see Note 35.l)) introduced the following amendments:

-

The figure of “underground natural gas storage authorizations in depleted natural hydrocarbon reservoirs” was incorporated, and the possibility for holders of an underground natural gas storage permit to apply for a hydrocarbon transportation authorization was established.

-	The distinction of types of concessions, authorizations and transportation licenses was regulated, identifying natural gas transportation licenses and/or their extensions granted under the Gas Law.

-	The Hydrocarbons Law was amended incorporating the activities of processing and storage of natural gas, as described in Note 35.a.1).

-

The possibility to request authorization to transport hydrocarbons for owners of projects and/or facilities for the conditioning, separation, fractionation, liquefaction and/or any other hydrocarbon industrialization process.

HORACIO DANIEL MARÍN

President

F - 90
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

Decree No. 1,053/2018

Following the expiration of the Public Emergency Law of 2002 in December 2017, and a few months after the implementation of the transition scheme, which included the agreement on the basic conditions for the supply of the Distribution segment, the performance of the contracts executed under the mentioned agreement was affected by a sharp devaluation of the peso in 2018 and by the decision of distributors to pay a natural gas price based on the exchange rate implicit in the tariff scheme approved for the 2018 winter period (lower than the price established under the Framework Agreement and the individual contracts). This triggered a renegotiation process of individual agreements with prices in U.S. dollars, which resulted in a reduction in the price of natural gas applicable to the October 2018 - December 2018 period, with no agreement being reached regarding the exchange rate differences to be contemplated.

On November 16, 2018, Decree No. 1,053/2018 was published, whereby the Argentine Government decided to take over, with respect to distributors and producers who had adhered to the scheme, the payment of the accumulated daily differences on a monthly basis between the price of natural gas purchased by distributors and the price of natural gas included in the tariff schemes effective from April 1, 2018 to March 31, 2019, in 30 consecutive monthly installments beginning on October 1, 2019.

Also, this decree established that since April 1, 2019, contracts between natural gas producers and distributors shall provide that the higher cost due to exchange rate variations shall never be transferred to natural gas full-service users.

On October 25, 2019, YPF adhered to the regime established under such decree, under which the Argentine Government has only paid the first installment, the remaining unpaid accrued as of the date of issuance of these consolidated financial statements.

On December 14, 2020, Law No. 27,591 was published, approving the budget for fiscal year 2021, and overruling Decree No. 1,053/2018.

The Company filed administrative claims with the Ministry of Economy requesting the payment of the second to the thirtieth installment under the regime plus interest and additional claims, which as of the date of issuance of these consolidated financial statements have not yet been resolved.

35.c.2) Exports of natural gas and LNG

Natural gas

Under the Gas Law and its Regulatory Decree, natural gas exports shall be authorized by the PEN, to the extent domestic supply is not affected, and a natural gas export regime was established, which includes firm and interruptible authorizations. During the Public Emergency Period of 2002, Argentine authorities adopted several measures restricting natural gas exports from Argentina.

Although the natural gas export regime was modified by numerous successive regulations since 2016, SE Resolution No. 774/2022 currently applies to natural gas exports, which specifies the terms and conditions of the Process to Award Licenses for the Export of Natural Gas through pipelines. Such process contemplates the firm export preference right granted under the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 (see Note 35.f.1)) to producers holding export licenses.

In 2024, the Bases Law and Decree No. 1,057/2024 (see Note 35.l)) approved natural gas exports following the same terms and conditions as for liquid hydrocarbon exports, as described in Note 35.a.1).

Regarding natural gas infrastructure, Decree No. 1,057/2024 established that in the case of exports that involve the construction of new natural gas pipelines or new connections to them and/or new facilities, the SE’s non-objection to the export of natural gas will not imply authorization for their construction or new natural gas pipeline connections, which will be authorized through the relevant procedures.

HORACIO DANIEL MARÍN

President

F - 91
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

LNG

In 2024, the Bases Law and Decree No. 1,057/2024 (see Note 35.l)) established a special regime for long-term firm export authorizations for LNG export permits, whose procedure was approved through SE Resolution No. 145/2025. The SE would have to verify the sufficiency of natural gas resources in Argentina to supply local demand and LNG export projects, and may oppose the request for export authorization, based on, among others, the lack of availability of natural gas to supply local demand. On April 21, 2025, SE Resolution No. 157/2025 was published, by which the SE approved the declaration of sufficiency of natural gas resources in Argentina that would supply local demand and LNG export projects for 63 years, which must be updated by the SE at least every 5 years.

When the SE does not object to a request, it will issue a “free LNG export authorization” granting firm export rights for 30 years from the start-up of the liquefaction plant or its expansions, and may not be subject to interruptions, restrictions or redefinitions in the future, and which may be transferred to third parties if certain conditions are met.

35.c.3) Regulatory requirements applicable to natural gas distribution

The Group participates in natural gas distribution through its subsidiary Metrogas.

The natural gas distribution system is regulated by the Gas Law, which together with its Regulatory Decree, other regulatory decrees, the Bidding Terms and Conditions, the Distribution License and the Transfer Agreement lay down the legal framework for Metrogas’ activities.

The Distribution License, the Transfer Agreement and the regulations issued under the Gas Law establish certain requirements regarding the quality of service, capital investments, restrictions for the transfer and encumbrance of assets, cross-ownership restrictions among producers, transporters and distributors of the natural gas, and the transfer of Metrogas’ shares.

Natural gas distribution tariffs were established in the Distribution License and are regulated by the ENARGAS.

Distribution License

The Distribution License authorizes Metrogas to provide the public distribution service of natural gas for a term of 35 years, renewable upon expiration, on December 28, 2027, for an additional term of 10 years pursuant to the Gas Law based on ENARGAS’ recommendation to the PEN regarding the substantial performance of all its obligations, and the performance of Metrogas in the preceding term.

Upon the expiration of the 35 or 45-year period, as appropriate, the Gas Law requires a new competitive bidding for such License, in which, if Metrogas has performed its obligations, it will have the option to equal the best bid submitted to the PEN by a third party.

Generally, upon the termination of a Distribution License for term expiration, Metrogas will be entitled to a consideration equal to the value of the designated assets or to the amount paid by the successful bidder in a new call for tenders, whichever is lower.

In 2024, the Bases Law and Decree No. 1,057/2024 (see Note 35.l)) allowed the providers of public natural gas distribution and transportation services to request the renewal of their licenses for an additional 20-year period.

Metrogas has various obligations under the Gas Law, including the obligation to comply with all reasonable service requests within its service area, unless it were uneconomic for the provider, and to operate and maintain its facilities in a safe manner, which may require certain investments to replace or improve the facilities, as established in the Distribution License.

HORACIO DANIEL MARÍN

President

F - 92
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

Also, the Distribution License specifies other obligations of Metrogas, including the provision of a distribution service, maintaining an uninterruptible service, operating the system in a prudent manner, maintaining the distribution network, making the mandatory investments, keeping certain accounting records and providing certain regular reports to the ENARGAS.

The Distribution License may be revoked by the Argentine Government, upon recommendation of the ENARGAS, among other reasons, for serious and repeated failure by Metrogas to meet its obligations and/or total or partial interruptions (attributable to Metrogas) in the uninterruptible service outside the periods stipulated in the Distribution License; for the sale, disposal, transfer and encumbrance of Metrogas core assets (except for encumbrance used to finance extensions and improvements in the natural gas pipeline system) and in the event of bankruptcy, dissolution or liquidation of Metrogas.

Additionally, the Distribution License provides that Metrogas will not take over its parent company’s debts or grant credits or encumber assets to secure debts or award any other benefit to its parent company’s creditors.

Tariff schemes and tariff renegotiations

With the enactment of the Public Emergency Law of 2002, the legal framework in force applicable to license contracts of public utility companies was affected. This law provided for the conversion into pesos of tariffs established in convertible U.S. dollars at the exchange rate established under Convertibility Law No. 23,928, the prohibition to adjust tariffs based on any foreign index, including the “U.S. PPI” established under the regulatory framework, and the process for renegotiating the public service contracts awarded by the PEN (including Metrogas’ Distribution License). The expiration of the Public Emergency Law of 2002 was extended successively until December 31, 2017, together with the terms for renegotiation of licenses and public service concessions.

Under the renegotiation process, on March 30, 2017, Metrogas executed a Memorandum of Agreement with the MINEM and the Ministry of Finance for the Adjustment of the Natural Gas Distribution License (“Comprehensive Memorandum of Agreement”), which set out the conditions to adjust the Distribution License and a series of guidelines for the RTI, which included the introduction of non-automatic mechanisms for semi-annual adjustment of the distribution tariff between 5-year tariff reviews (considering variations in prices and service costs). The Integral Tariff Minute, ratified by Decree No. 252/2018, comprises the contractual period from January 6, 2002 to the termination of the Distribution License.

Notwithstanding the variables contemplated for the RTI and tariff adjustment established thereunder, in 2019 the Argentine Government implemented several measures which significantly modified the economic and financial equation provided for in the RTI and in the mandatory investment plans submitted by distribution licensees, which caused a damage to Metrogas. Among the measures generating the most significant changes, thus causing lower revenues stand out, mainly for the deferral of the semi-annual tariff adjustment and higher costs related to the calculation of the UNG.

In consideration of the aforementioned, on October 11, 2019 Metrogas filed an administrative claim with the ENARGAS, requesting the review and adjustment of its mandatory investment plan as well as an economic compensation to restore the economic and financial balance, together with the reconsideration of certain regulatory measures. This claim was later updated due to the continuous impact of the Solidarity Law and the new measures adopted in 2020, which are described below.

On December 23, 2019, Law No. 27,541 (“Solidarity Law”) was published, declaring a state of public emergency in terms of economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and suspending the adjustment of tariff schemes for power and natural gas distribution and transportation under federal jurisdiction, until the effective date of the new provisional tariff schemes (Decree No. 1,020/2020). In addition, it delegated to the PEN the power to begin extraordinary reviews of current RTI and authorized the PEN to administratively intervene the ENARGAS for the term of 1 year, which was formalized by Decree No. 278/2020. The 1-year term was then extended by Decree No. 1,020/2020 until December 31, 2021 or until completion of the RTI.

HORACIO DANIEL MARÍN

President

F - 93
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

On December 17, 2020, Decree No. 1,020/2020 was published, ordering the commencement of the RTI for providers of power and natural gas public distribution and transportation services under federal jurisdiction, establishing a maximum negotiation term of 2 years, and providing for the elaboration of a RTT until completion of the RTI. On December 7, 2022, Decree No. 815/2022 was published, extending both the administrative intervention of the ENARGAS to January 1, 2024 or until completion of the RTI, and the RTI negotiation term to December 16, 2023.

On April 28, 2023, ENARGAS Resolution No. 190/2023 was published, approving the new transition tariff schemes to be applied by Metrogas to consumption from April 2023.

On December 18, 2023, Decree No. 55/2023 was published, ordering the commencement of the RTI (see Note 35.e)).

ENARGAS, through several resolutions, approved the transition tariff schemes to be applied by Metrogas until the rates resulting from the RQT came into force in accordance with the provisions of Decree No. 55/2023.

On April 30, 2025, ENARGAS Resolution No. 257/2025 was published, which approved: (i) the RQT corresponding to Metrogas; (ii) the segmentation of residential users; (iii) the investment plans for the five-year period 2025 - 2030; and (iv) the initial tariff scheme and the schemes of rates and charges corresponding to Metrogas effective as from May 1, 2025. The increase expected as a result of the RQT process will be effective in 31 consecutive monthly increases, which recognizes a cost for the deferral at a real weighted average cost of the capital employed rate in pesos of 7.64% and establishes that the increase in distribution tariffs for May 2025 applicable to residential users and general service customers will be 3%. The application of the remaining increase derived from the RQT will be completed in the remaining 30 installments, plus the recognition of the cost of the aforementioned deferral.

On June 5, 2025, SE Resolution No. 241/2025 was published, which established that the transportation and distribution tariffs will be adjusted on a monthly basis according to the variations in the indexes established by ENARGAS in the RQT, which correspond to the variation in equal parts of the IPC and the Internal Wholesale Price Index (“IPIM” by its acronym in Spanish) published by the INDEC.

On June 6, 2025, ENARGAS Resolution No. 363/2025 was published, which approved: (i) the methodology for the monthly adjustment of tariffs; and (ii) the tariff charts to be applied by Metrogas effective as from June 6, 2025.

ENARGAS, through several resolutions, approved the tariff schemes to be applied by Metrogas on a monthly basis within the framework of the RQT in accordance with the provisions of ENARGAS Resolution No. 363/2025.

Procedure for the compensation of the lower revenues received by distributors from their users

MINEM Resolution No. 508-E/2017 established the procedure to compensate the lower revenues received by natural gas distribution licensees from users, as a result of the application of benefits to users under the regulations in force in terms of the social tariff and discounts for lower consumption, and the higher costs of UNG compared to those established for their recognition in tariffs, applicable from January 1, 2018. However, on December 7, 2018, the ENARGAS notified the SGE certain observations claiming that the SGE did not recognize the adjustment regarding UNG and determined that all amounts received from January 2018 to November 2018, which until such date were of a provisional nature, should be set off with the amounts owed by the SGE to Metrogas. Also, the adjustments of actual values established under such procedure for the same period, and the excess in costs incurred from December 2018 to September 2019 were not recognized either.

This procedure complies with Article 20.2 of the Standard License approved by Decree No. 2,255/1992, which provides that distributors have the right to compensation for the lower revenues caused by those measures in order to maintain the payment chain related to the operation and maintenance of the natural gas public distribution service through networks, including the payment of invoices for the purchase of natural gas and to ensure the continuity in the provision of the said public service.

HORACIO DANIEL MARÍN

President

F - 94
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

On January 31, 2025, SE Resolution No. 24/2025 repealed as from February 1, 2025 MINEM Resolution No. 508-E/2017 and unified the compensation mechanisms for lower revenues received as a consequence of the application of incentive programs involving bonuses on the price of natural gas in the PIST. The amounts to be compensated will be deducted from the amounts to be paid by distributors to natural gas producers and will be directly compensated by the SE through the Plan GasAr 2023-2028.

Decree No. 943/2025 (see Note 35.c.4)) repeals the current regulations that created the social tariff benefit program for residential users with lower payment capacity.

Note from ENARGAS related to YPF’s equity interest in Metrogas

On December 28, 2016, Metrogas received a Note from ENARGAS, requesting to adjust Metrogas’ equity structure in compliance with deadline provided for in the Public Emergency Law of 2002 and in compliance with Article 34 of the Gas Law. In this regard, it should be noted that YPF indirectly acquired a 70% interest in Metrogas in a transaction that was approved by ENARGAS Resolution No. I/2,566 dated April 19, 2013, and, following the merger with YPF Inversora Energética S.A. and Gas Argentino S.A. holds 70% of Metrogas shares.

On March 30, 2017, YPF filed an appeal for reconsideration requesting that the ENARGAS Note be revoked and a new decision be rendered setting a reasonable timeframe consistent with the current natural gas market situation, in order to comply with Article 34 of the Gas Law.

On June 15, 2017, YPF submitted to the ENARGAS a tentative schedule for the process of adjusting its equity interest in Metrogas, which was extended in detail on July 3, 2017. Such presentation does not imply the waiver of the aforementioned appeal.

On April 5, 2018, ENARGAS rejected the reconsideration appeal filed by YPF on March 30, 2017 by ENARGAS Resolution No. 313/2018. On October 8, 2018, YPF filed an appeal for the SGE to decide on the issue. As of the date of issuance of these consolidated financial statements, the appeal is pending resolution.

35.c.4) Targeted Energy Subsidy Scheme (“SEF”, by its acronym in Spanish)

On January 2, 2026, Decree No. 943/2025 was published, introducing the following amendments:

(i)

It unifies energy subsidies under national jurisdiction, creating the new SEF regime with the objective of providing vulnerable residential users with access to essential energy consumption, including natural gas, among others.

(ii)	It eliminates the segmentation of residential users provided for in ENARGAS Resolution No. 257/2025 and establishes the unification of their benefits into a single category.

(iii)

It established general subsidies to be applied to the Uniform Annual Price of natural gas (“PAU”) to be transferred to the tariff of beneficiaries for consumption from the effective date of the SEF. It also establishes additional subsidies for natural gas consumption for the year 2026.

(iv)	The current regulations on social tariffs are repealed.

(v)

As of the implementation of the SEF, the subsidies will apply exclusively to the annualized weighted average cost of the Plan GasAr 2023-2028 price, while no subsidies will apply to the supply cost derived from the LNG regasification or new natural gas contracts entered into outside the Plan GasAr 2023-2028.

The Decree gradually reinforces incentives for energy saving and conservation of natural resources by all households in the country, while advancing a targeted application of energy subsidies under national jurisdiction.

HORACIO DANIEL MARÍN

President

F - 95
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

The SEF regime formally entered into force on February 1, 2026, through Resolution SE No. 23/2026 and Resolution ENARGAS No. 48/2026. The SE, as the SEF enforcement authority, is empowered to issue the regulations and administrative acts necessary for the implementation of the criteria established in Decree No. 943/2025 and the restructuring of the subsidy regime.

35.d) Regulatory framework associated with electric power generation

The Group generates thermal conventional electrical energy and renewable energy through YPF EE and CT Barragán.

The basic regulatory framework for Argentina’s electricity sector is laid down under Law No. 15,336 of 1960, as amended by Law No. 24,065 of 1991, and regulated by Decrees No. 1,398/1992 and No. 186/1995 (collectively the “Regulatory Framework”). This Regulatory Framework is supplemented by SE regulations regarding generation and commercialization of electric power, including former SEE Resolution No. 61/1992. Also, in terms of generation of electric power from renewable sources, the Regulatory Framework is supplemented with specific regulations issued to promote their development (see “Renewable energies” section).

Law No. 24,065 implemented the privatization of state-owned companies in the electric power sector and divided the industry vertically into 4 categories: (i) generation; (ii) transmission; (iii) distribution; and (iv) demand. Also, the law organized the WEM (see “WEM” section), where generators of electric power are one of its players.

Under Law No. 24,065, the generation of electric power is defined as an activity of public interest developed in a competitive market. Generators of electric power from a thermal source (that is, generation by natural gas, petroleum liquids such as diesel and fuel oil, or coal), and from a renewable non-hydraulic source, do not require any concession from the state to operate. However, transmission and distribution activities are regulated as public services and hence are subject to concessions granted by the Argentine Government.

In turn, the provinces can regulate the electrical systems within their relevant territories, being their enforcement authority. However, if a participant of the provincial electrical sector connects to the Argentine Electricity Grid (“SADI”, by its acronym in Spanish), it must also meet federal regulations.

ENRE is the agency regulating, auditing and controlling the electric power industry.

On July 7, 2025, Decree No. 450/2025 was published, which approves the following amendments to the Regulatory Framework associated with electric power generation: (i) maximum competition and free contracting is guaranteed to generators; (ii) supply contracts will be freely negotiated between the parties; (iii) the figure of “storer” is introduced as the owner of energy storage facilities; (iv) the figure of “free user” is introduced, who, together with large users, may contract independently and for own consumption the energy supply; (v) allows the PEN to authorize generators, distributors and/or large users to build, at their exclusive cost and to satisfy their own needs, a line and/or extension of the transmission grid, which will not provide a public transportation service; and (vi) the extensions of the SADI may be of free initiative and at the own risk of whoever executes them.

CAMMESA

CAMMESA is responsible for SADI’s National Dispatch of Loads. CAMMESA’s main function is the technical and administrative coordination of electric power supply and demand within a real-time operation system, which includes determining the production schedule of all generation plants of the system in order to balance production with demand. CAMMESA also collects payments from all WEM agents and purchases and provides natural gas to generators, pursuant to the provisions of former SE Resolution No. 95/2013, Article 8, as amended by Resolution No. 12/2019 issued by the Ministry of Productive Development.

On January 28, 2025, SE Resolution No. 21/2025 was published, which, among other issues, provided that generators are authorized to make their fuel purchases, and their own fuels valued at the reference price and accepted in the Variable Cost of Production (“CVP” by its acronym in Spanish) statements will be recognized. Also, spot generators will be able to manage their own fuel and CAMMESA will continue to act as fuel supplier of last resort in the event that the spot generator opted not to do so.

HORACIO DANIEL MARÍN

President

F - 96
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

On October 21, 2025, SE Resolution No. 400/2025 was published, which approved the “Rules for the Standardization of the WEM and its Progressive Adaptation”, which detail among others the modifications for the management of fuels, the determination of prices and the operation of the term market and the spot market, as from November 1, 2025.

WEM

The WEM is composed of a term market, with contracts for quantities, prices and conditions freely agreed between sellers and buyers, a spot market where prices are established on an hourly basis according to the economic cost of production, represented by the short-term marginal cost as measured at the system load center (market node), and a quarterly stabilization system for spot market prices, intended for distributor purchases.

Price of electricity dispatch and spot market

In order to meet energy demand, CAMMESA prioritizes energy units with the lowest variable cost of production, progressively moving towards units with the highest variable costs of production, until the entire demand is covered. Thus, CAMMESA must define an optimum market price considering the typical hourly demand curves and the existing limitations of the system. This procedure must be used to project future SAID and WEM requirements. However, gaps between projections and prevailing market conditions generate differences between distributors’ energy purchases at seasonal prices and payments to generators for sales of energy at spot prices.

Since the enactment of the Public Emergency Law of 2002 and the emergency of the electricity sector through Decree No. 134/2015, a series of temporary provisions modified the original pricing system. Among the main regulations published, the resolutions related to the following stand out: management and dispatch of fuels, calls for tenders for the provision of additional thermal generation and associated electric power production capacity, subject to special remuneration mechanisms, formalizing commitments through contracts between generators and CAMMESA; calls for tenders to incorporate new efficient electric energy generation through the closing of open cycles and co-generation; and resolutions by the SE implementing new remuneration mechanisms for the power energy generation sector.

On February 26, 2020, SE Resolution No. 31/2020 set the conversion to pesos of the remuneration of generation units not committed under contracts (set in U.S. dollars since former SEE Resolution No. 19/2017). Subsequently, the SE, through new resolutions has been determining increases in the aforementioned remuneration regime.

As regards the remuneration regime of authorized thermal generators, it was provided that their remuneration would be composed of a payment for the monthly available power, a payment for generated power and another for operated power, plus another payment for energy generated in hours of maximum thermal requirement.

Renewable energies

In recent years, Argentina issued regulations in order to regulate and incorporate renewable energies into the WEM and to promote their development through incentives in the form of tax benefits and preferential or subsidized tariffs. Thus, in 2006, Law No. 26,190 was enacted, which established a National Promotion Regime for the Use of Renewable Energy Sources, subsequently amended in 2015 by Law No. 27,191. These regulations, among other issues, set targets for the consumption of renewable energies for all electricity consumers, and specifically, for large users in terms of the minimum percentage of electricity from renewable energies they are required to consume, and establish tax benefits for eligible projects.

HORACIO DANIEL MARÍN

President

F - 97
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

Among the main regulations aimed at encouraging the use of renewable energy, the following stand out:

-

Former MEyM Resolution No. 281-E/2017, approving the Renewable Energy Term Market (“MATER”), which allows large users to meet their consumption quotas of electric power from renewable sources through: (i) the joint purchase system (through CAMMESA); (ii) the signing of private Power Supply Agreements (“CAE”, by its acronym in Spanish); or (iii) the development of a self-generation or co-generation project. As a general principle, the CAEs signed on the MATER (outside the joint purchase system) may be freely negotiated between the parties.

-

The RenovAr Program (Rounds 1, 1.5, 2 and 3) established under former MEyM Resolutions No. 136/2016, No. 252/2016, No. 275/2017, and former SGE Resolution No. 100/2018, which feature calls for bids for contracting electric power from renewable energies on the WEM, in compliance with their respective bidding terms and conditions.

35.e) Decree No. 55/2023 “Emergency in the National Energy Sector”

On December 18, 2023, Decree No. 55/2023 was published declaring the emergency in the national energy sector with respect to the generation, transportation and distribution of electric energy under federal jurisdiction, and transportation and distribution of natural gas. Such declaration and the actions arising from it would be effective until December 31, 2024. Such decree established: (i) the commencement of the RTI of the providers of such public services, whose effective term shall not exceed December 31, 2024; and (ii) the intervention of the ENARGAS and the ENRE from January 1, 2024.

On December 18, 2023, ENARGAS Resolution No. 704/2023 was published in order to put into consideration through public hearing: (i) the transitional adjustment of tariffs for the public service of natural gas transportation and natural gas distribution through networks; (ii) the transfer to tariffs of the price of purchased natural gas; (iii) the determination of the monthly price update for tariffs of the public service of natural gas transportation and natural gas distribution through networks; (iv) the treatment of the impact of the price of natural gas on UNG; and (v) the reversal of the Gasoducto Norte pipeline. On February 15, 2024, ENARGAS Resolution No. 52/2024 was published which declared the validity of the aforementioned public hearing and established that the approval of the transitory tariffs will take place within 30 days of the publication of this resolution.

On November 20, 2024, Decree No. 1,023/2024 was published extending the emergency of the national energy sector until July 9, 2025. Also, it provided: (i) the extension of the intervention of ENRE and ENARGAS until the constitution, commencement and appointment of the members of the Board of Directors of National Regulatory Agency for Gas and Electricity (“ENRGE”, by its acronym in Spanish); and (ii) that the entry into force of the tariff schemes resulting from the RTI initiated pursuant to Decree No. 55/2023 could not exceed form July 9, 2025.

On June 2, 2025, Decree No. 370/2025 was published extending the emergency of the national energy sector until July 9, 2026. It also provided for the extension of the intervention of ENRE and ENARGAS until July 9, 2026 or until the constitution, commencement and appointment of the members of the Board of Directors of the ENRGE.

On July 7, 2025, Decree No. 452/2025 was published, establishing the ENRGE and granting a term of 180 days for its commencement of operations.

On January 27, 2026, Decree No. 49/2026 was published extending the emergency of the national energy sector until December 31, 2027 and establishing a maximum price for the sale on the domestic market of natural gas resulting from the regasification of imported LNG for supply during the winter periods of 2026 and 2027.

HORACIO DANIEL MARÍN

President

F - 98
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.  MAIN REGULATIONS (cont.)

35.f) Incentive programs for hydrocarbon production

35.f.1) Incentive programs for natural gas production

With the purpose of increasing production and the offer of natural gas in the domestic market, considering the Argentina’s energy trade balance deficit, the Argentine Government implemented several programs to stimulate natural gas domestic production:

Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 (“Plan GasAr 2020-2024”)

On November 16, 2020, Decree No. 892/2020 was published, which approved the Plan GasAr 2020-2024, mainly aimed at: encouraging investments in natural gas production to meet demand requirements with domestic production; generating long-term certainty in the production and distribution sectors; ensuring the supply of the priority demand and the thermoelectric generation segment; and establishing a transparent, open and competitive system for the formation of natural gas prices.

The Plan GasAr 2020-2024, initially effective for a 4-year term, will be implemented through the execution of individual contracts between natural gas producers, distributors and sub-distributors (to satisfy the priority demand) and CAMMESA (to satisfy the thermoelectric generation demand). The Plan GasAr 2020-2024 provides that individual contracts shall be negotiated through an auction or bidding process for a total base volume of 70,000,000 m3/d for the 365 days of each calendar year of the plan term, ensuring demand aggregation mechanism allowing to meet natural gas requirements of the priority demand and power plants, plus exports in the non-winter period. Also, it established that the Argentine Government may decide to undertake the monthly payment of the portion of natural gas prices at the PIST in order to mitigate the impact of the cost of natural gas to be transferred to end-users. Thus, the Argentine Government shall pay each producer a compensation equal to the difference between the price billed to distributors and/or sub-distributors and the seasonal price tendered, as appropriate.

Additionally, participating producers shall undertake to reach a production curve per basin that ensures the maintenance and/or increase of current production levels, according to bids presented. If the production curve is not achieved, reductions proportional to the tendered price may be applied, including the eventual removal of the producer from the Plan GasAr 2020-2024. Also, penalties may be imposed if the investment commitment undertaken or the commitment to increase Argentine value added is not complied with.

On November 24, 2020, SE Resolution No. 317/2020 was published, calling a public tender for the effective award of the total base volume provided for under the Plan GasAr 2020-2024 and an additional volume for each of the winter periods from 2021 to 2024.

On December 16, 2020, SE Resolution No. 391/2020 (supplemented by SE Resolution No. 447/2020) was published, which awarded the base natural gas volumes and approved natural gas prices at the PIST corresponding to the awarded volumes. Under this resolution, the Company was awarded an annual natural gas supply of up to 7,628.5 Mm3 (20.9 Mm3/d, the total volume tendered in the auction, all corresponding to the Neuquina basin, in line with a committed production curve of 30 Mm3/d). From the total committed volume, 56% will be used to cover the demand of power plants through CAMMESA and the remaining 44% will be used to supply distributors’ priority demand.

On March 4, 2021, AFIP General Resolution No. 4,939/2021 was published, establishing a procedure to register, apply for and assign tax credit certificates under the securities system established in Annex to Decree No. 892/2020 with the purpose of supporting the payment of the compensation to be borne by the Argentine Government as defined in the such annex.

As of December 31, 2025, the Company has received compensations from the National Government for an accumulated total amount of 483.

HORACIO DANIEL MARÍN

President

F - 99
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

On November 4, 2022, Decree No. 730/2022 was published, which approved the Plan GasAr 2023-2028 which authorizes the SE to implement a system for the supply of volumes, terms and maximum reference prices of natural gas at the PIST, applicable to supply contracts between suppliers and buyers, ensuring free price formation and price transparency under Plan GasAr 2023-2028, in compliance with Law No. 24,076 and the volumes to be established by the SE in order to guarantee the optimal supply of the demand considering the transportation capacity.

In addition, the Plan GasAr 2023-2028 modifies the scheme for natural gas export licenses, establishing export quotas to be assigned to participating producers according to certain criteria, in compliance with the respective regulations. However, no export license holder may export in each seasonal period more than 30% of the total volume authorized to be exported or more than 50% of its delivery commitment under the Plan GasAr 2023-2028, whichever is lower, in compliance with the respective regulations.

On December 23, 2022, SE Resolution No. 860/2022 was published, which established: (i) the approval of the national public tender called by Resolution SE No. 770/2022; (ii) the extension of the delivery commitments undertaken by producers under the Plan GasAr 2020-2024 for the supply of distribution and sub-distribution licensees, ENARSA and CAMMESA, from January 1, 2025 to December 31, 2028 for a volume of up to 20,900,000 m3/d; and (iii) the award of natural gas volumes to suppliers. Under this resolution the Company was awarded an annual volume of natural gas supply corresponding to the Neuquina basin of up to 965,000 m3/d (“Base Gas January”) and a natural gas volume in the winter period of up to 3,250,000 m3/d (“Peak Gas 2024”) under the Plan GasAr 2023-2028.

On September 27, 2023, SE Resolution No. 799/2023 was published, awarding the Company monthly volumes of natural gas supply to the Northwest basin for the October 2023 - December 2028 period under the Plan GasAr 2023-2028.

On March 27, 2024, SE Resolution No. 41/2024 was published, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions made: (i) from April 1 and until April 30, 2024; (ii) from May 1 and until September 30, 2024; and (iii) from October 1 and until December 31, 2024; and instructed that, for the purpose of transferring the prices of natural gas to the tariff schemes of the public service of distribution of natural gas, ENARGAS issue the tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.

On 5 June 2024, SE Resolution No. 93/2024 was published, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from June 2024 and leaves without effect the instruction to ENARGAS to issue tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.

On November 1, 2024, Resolution No. 18/2024 of the Secretariat of Mining and Energy Coordination was published, which modify SE Resolution No. 93/2024 approving the natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from November 2024. See Note 35.c.3).

The SE, through several resolutions, approves the natural gas prices at the PIST to be passed-through to end-users in connection with current contracts entered into within the framework of the Plan GasAr 2023-2028.

HORACIO DANIEL MARÍN

President

F - 100
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

The SE, through several complementary notes to SE Resolution No. 21/2025, instructed CAMMESA to apply a new order of priority for the dispatch of natural gas and established that the acquisition of said fuel will be carried out through 2 modalities: (i) auctions by CAMMESA for the purchase of spot volumes; and (ii) bids by which generators auction volumes with a maximum reference price based on round 4.2. of the Plan GasAr 2023-2028.

On December 29, 2025, SE Resolution No. 606/2025 was published, establishing amendments to the Plan GasAr 2023-2028 applicable to producers who voluntarily agree to the transfer of natural gas purchase agreements that ENARSA has with said producers and distributors, establishing a direct relationship between them, without ENARSA’s intermediation. Once the transfer is complete, producers will receive monthly payments for the portion of the injection price charged by the National Government corresponding to the volumes delivered to distributors, through the compensation mechanism established in the Plan GasAr 2023-2028.

On January 23, 2026, Decree No. 26/2026 was published, establishing that the National Government may assume responsibility for the monthly payment of a portion of the PAU (see Note 35.c.4)) defined by the SE within the framework of the Plan GasAr 2023-2028 in order to reduce the cost of natural gas payable by the end user. The SE will determine, with the assistance of ENARGAS, the amount that may be equal to, less than, or greater than the market price resulting from the auction awards adjusted for the seasonal factor. The difference between the defined PAU and the market price resulting from the auction awards adjusted for the seasonal factor, regardless of whether it is positive or negative, will be borne by the National Government or deducted from the amount payable by it, as appropriate.

As of December 31, 2025, the Company has received compensations from the National Government for an accumulated total amount of 80.

35.f.2) Incentive programs for the domestic supply of LPG

With the purpose of ensuring the supply of LPG to the domestic market at affordable prices ensuring LPG availability to low-income users who have no access to the supply of natural gas through networks, the Argentine Government has implemented the following programs of relevance to the Company:

Bottle-to Bottle Program

Concerning the bottled LPG segment, the LPG Law (see Note 35.b.3)) established the creation of a trust fund to finance the consumption of LPG in 10, 12, and 15-kg bottles for low-income users having no access to natural gas distribution through networks, thereby granting the SE the power to establish reference prices.

In 2015, in the context mentioned above, the Bottle-to Bottle Program was created by Decree No. 470/2015, subsequenty regulated through SE Resolution No. 49/2015. The purpose fo this program is to maintain price stability in the commercialization chain of butane and propane to be used in 10, 12 and 15-kg bottles and in certain supply areas. As provided for under Bottle-to Bottle Program regulations, at present the SE establishes, on an annual basis, the quotas of butane for the supply of the domestic market by producers, and the reference prices applicable on each ocassion to bottled LPG for residential use. Under the Bottle-to Bottle Program, producers would be paid a compensation, which was finally set at 0 from February 1, 2019 by SGE Resolution No. 15/2019.

On August 19, 2024, SE Resolution No. 216/2024 was published, which resolved to eliminate the maximum prices applicable set for bottled LPG for residential use and replace them with an uncapped reference price system.

On January 24, 2025, SE Resolution No. 15/2025 was published, which established that producers’ sales prices to fractionators must not exceed the export parity price. Likewise, producers must ensure that LPG is continuously and sufficiently available for the domestic market.

HORACIO DANIEL MARÍN

President

F - 101
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

Propane Network Agreement

In order to guarantee the stability of the conditions for the supply of undiluted propane through networks, on December 27, 2002, the Ministry of Economy entered into an agreement with LPG producers for the supply of propane gas for distribution networks of undiluted propane gas effective until April 30, 2003 and renewable for a maximum term of 1 year. Several laws and/or decrees were authorized to extend this agreement. In 2025, a new amendment to the Propane Networks Agreement was signed, extending its term until December 31, 2025.

35.f.3) Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013

Decree No. 929/2013 provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (“Promotional Regime”), both for conventional and unconventional hydrocarbon exploitation projects. Inclusion in this Regime may be applied for by holders of hydrocarbon exploration permits and/or exploitation concessions and/or any third parties associated to such holders jointly with them, which have filed an investment project in foreign currency of at least 1,000, computed as of the date the project was filed, to be invested during the first 5 years of the project (this amount was modified in 2014 by Law No. 27,007 and reduced to 250).

The following are the main benefits established for entities reached by this regime: (i) they will be entitled, under the terms of Law No. 17,319, and from the fifth successive year counted since the commencement of their respective projects, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said projects, with a 0% export duty, should these be applicable; (ii) they will be entitled to free availability of 100% of any foreign currency obtained from the export of the hydrocarbons mentioned in the preceding item; and (iii) for periods where national production fails to meet domestic supply needs under the terms of Article 6 of Law No. 17,319, entities included in the regime will be entitled to obtain, from fifth year following the approval and commencement of their respective projects with respect to the percentage of liquid and gaseous hydrocarbons produced under such projects available for export as mentioned herein above, a price not lower that the reference export price, which will be determined without computing the incidence of export duties otherwise applicable. See Note 35.j), “Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013” section.

35.g) Investment incentive programs

Large Investment Incentive Regime (“RIGI”)

The Bases Law (see Note 35.l)) created the RIGI, regulated by Decree No. 749/2024 published on August 23, 2024 and its amendments, General Resolution No. 1,074/2024 of the Ministry of Economy published on October 22, 2024 and AFIP General Resolution No. 5,590/2024 published on October 23, 2024, which is intended to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights. This regime seeks to encourage investments, promote economic development, create employment and strengthen local production chains.

The RIGI is aimed at investment projects in the forestry industry, tourism, infrastructure, mining, technology, iron and steel, energy and oil and gas sectors, with a minimum investment per sector or subsector or productive stage equal to or greater than a range between US$ 200,000,000 up to US$ 900,000,000 in computable assets, as established by the enforcement authority. Interested parties have 2 years to adhere to the RIGI, submitting and obtaining the approval of an investment plan by the enforcement authority.

HORACIO DANIEL MARÍN

President

F - 102
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.  MAIN REGULATIONS (cont.)

The benefits of the RIGI include a 25% income tax rate, accelerated amortization of investments, non-expirable tax loss carryforwards, indexing tax losses by the Internal Wholesale Price Index (“IPIM”) published by the INDEC, and exemptions from import and export duties, among others. In addition, foreign exchange incentives are established, such as the free availability of foreign currency on a staggered basis obtained from exports and certain flexibility related to financing. The RIGI guarantees tax, customs and foreign exchange regulatory stability for 30 years from accession, protecting investment projects from more burdensome legislative changes.

As of the date of issuance of these consolidated financial statements, the following projects of the Group adhered to the RIGI:

-	LNG Project, through our subsidiary Sur Inversiones Energéticas, for the installation of two floating natural gas liquefaction plants to obtain LNG.

-	Vaca Muerta Sur Project, through our associate VMOS, for the construction of a crude oil transportation infrastructure project.

-	El Quemado solar farm, through our joint venture YPF EE, for the construction of a solar farm for electricity generation.

On August 29, 2024, the BCRA issued Communication “A” 8,099 that regulates the exception to the settlement obligation applicable to proceeds from exports of goods and services for the Single Project Vehicle (“VPU”, by its acronym in Spanish) under the RIGI and, among other provisions, establishes additional requirements for such VPUs to access to the Foreign Exchange Market for outflows of funds. Likewise, it provides that direct investment contributions into the VPU made in kind by means of the delivery of capital goods qualify as having been transferred into Argentina and settled through the Foreign Exchange Market for purposes of the RIGI, to the extent said conditions are met. Communication “A” 8,099 also clarifies that the RIGI foreign exchange benefits cannot be accumulated with other foreign exchange incentives, whether existing or to be created in the future.

On February 19, 2026, Decree No. 105/2026 was published, introducing amendments to the RIGI mainly for hydrocarbon exploration and exploitation projects registered in the RIGI in accordance with the Basic Law. The most relevant aspects are as follows:

-	The possibility of accessing the RIGI is extended for one year, until July 2027.

-	It regulates a specific regime for activities related to the hydrocarbon industry that meet certain conditions defined in said decree.

-	The minimum amount for offshore projects is reduced.

-	The application of certain RIGI tax benefits to the hydrocarbon sector is modified, including accelerated depreciation, among others.

-	Certain aspects of the tax and exchange treatment of Argentine companies are aligned with VPUs.

-	It is recognized that infrastructure with pre-existing projects does not constitute non-compliance, provided that traceability and technical/economic separation exist.

-

Specific customs benefits are regulated, such as importation without duties or quotas for capital goods, inputs, and spare parts. Duty exemption requires an independent technical report to justify goods not listed as capital goods.

-	Suppliers under the regime may import up to 50% of intermediate goods, which may be increased with authorization.

-	The operational framework for exchange rate benefits is defined, with rules for the free availability of foreign currency, debt repayment, and transfers abroad.

-	The enforcement authority and evaluation procedures are determined, granting the Ministry of Energy a central role in approval, monitoring, and sanctioning.

HORACIO DANIEL MARÍN

President

F - 103
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35.	MAIN REGULATIONS (cont.)

35.h) Tax regulations

35.h.1) Income tax

Law No. 27,468, published on December 4, 2018, established that the inflation adjustment procedure for taxation purposes will be applicable for fiscal years beginning January 1, 2018. In the first, second and third fiscal years since it became effective, this procedure shall be applicable if the variation in the CPI, estimated from the beginning to the end of each of those years exceeds 55%, 30% and 15%, for the first, second and third year of application, respectively. From the fourth year, i.e., fiscal year beginning on January 1, 2021, the procedure will apply to the extent the CPI variation accumulated over 36 months prior to the applicable fiscal year end exceeds 100%. Considering that the CPI as of December 31, 2025, 2024 and 2023 exceeds the mentioned parameters, the Group applied the tax adjustment for inflation in its income tax estimate.

On June 16, 2021 Law No. 27,630 was published, introducing the following amendments to the Income Tax Law:

-

The income tax rate for companies and permanent establishments, applicable to fiscal years beginning on or after January 1, 2021, was modified. To such end, it introduced a scale of rates ranging from 25% and 35% to be applied according to the taxpayer’s accumulated taxable net profit, and such amounts will be adjusted annually according to the CPI.

-	The distribution of dividends and profits to individuals, undivided estates and foreign beneficiaries is subject to a 7% rate.

Income tax pre-payment for taxpayers with extraordinary income

On July 21, 2023, AFIP General Resolution No. 5,391/2023 was published, establishing a one-time extraordinary pre-payment on account of the income tax for taxpayers which, in their tax returns for fiscal year 2022 or 2023, as appropriate, meet the following conditions: (i) have reported a taxable income, without applying tax loss carryforwards, of at least 600 million of pesos; and (ii) have not determined any income tax. This extraordinary pre-payment is estimated by applying 15% on the taxable income of the fiscal year immediately preceding that in which the pre-payment is to be recorded, without considering tax loss carryforwards.

Budget Law 2023 - Deferral of tax adjustment for inflation

On December 1, 2022, Law No. 27,701 was published, which introduced changes to the Income Tax Law, establishing the possibility of deferring the tax adjustment for inflation contemplated under such law corresponding to the first and second fiscal years beginning in January 2022, allowing to record, at taxpayer’s choice, one third of the adjustment in such fiscal year and the remaining two thirds in equal parts in the immediately following two periods. This benefit will only be admissible for subjects whose investment in the purchase, construction, manufacturing or final import of fixed assets, except automobiles, in each of the 2 fiscal periods immediately following the calculation of the respective first third, is equal or higher than 30,000 million of pesos.

35.h.2) Personal assets tax - Substitute taxpayer

Individuals and foreign entities, and undivided estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to a personal assets tax of 0.50% of the value of any shares or ADS issued by Argentine entities. The tax is levied on the Argentine issuers of such shares or ADS, such as YPF, which must pay this tax as substitutes for the respective shareholders and is based on the equity value (following the equity method), or the carrying amount of the shares derived from the last financial statements as of December 31 of each year. Under the Personal Assets Tax Law, the Group is entitled to seek reimbursement of the tax paid by the shareholders subject to such tax, using the reimbursement method the Group considers appropriate.

35.h.3) Fuels tax

From the existence of market prices for petroleum products following the deregulation of the hydrocarbon sector, Law No. 23,966 established a tax on liquid fuel transfers, which levied certain types of fuels, replacing the former regime based on regulated prices. Since August 2003, the calculation method originally consisting of a fixed value per liter according to the respective type of fuel was replaced by a rate on the average sales price.

Later, under the Law No. 27,430 (“Tax Reform”), the new mechanism was modified reestablishing the fixed amounts per liter, which are adjusted quarterly based on variations in the CPI.

HORACIO DANIEL MARÍN

President

F - 104
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

Incentive Regime for the Internal Supply of Fuels (“RIAIC”, by its acronym in Spanish)

On June 16, 2022, Decree No. 329/2022 was published, creating a promotion regime that allows refining and/or integrated refining companies to receive an amount equal to the sum they have to pay as tax on Liquid Fuels and Carbon Dioxide (“Tax on fuels”) for diesel imports, which may be applied to pay such tax.

On February 22, 2023, Decree No. 86/2023 was published, through which the RIAIC is reestablished, recognizing an amount equivalent to what refining companies and/or integrated refiners must pay as fuel tax for diesel and gasoline imports made between January 1 and February 28, 2023, which could be applied to the amount to be paid for such tax up to a limit of 20% and 17% of the sales in the domestic market of imported diesel and gasoline, respectively, that meet certain requirements established in said decree and its corresponding regulation.

On July 10, 2023, SE Resolution No. 570/2023 was published, extending the effective term of the RIAIC established through Decree No. 86/2023 for all import operations of diesel and gasoline carried out from March 1, 2023, to April 30, 2023, that meet certain requirements established in said decree and its corresponding regulation.

On September 7, 2023, Decree No. 461/2023 was published, which reestablished the RIAIC for all import operations of diesel and gasoline carried out from August 1, 2023, to October 31, 2023, that meet certain requirements. On November 23, 2023, SE Resolution No. 952/2023 was published, which extended the effective term of the provisions of Decree No. 461/2023 for all import operations of diesel and/or gasoline carried out until November 30, 2023.

35.h.4) Tax for an Inclusive and Solidary Argentina (“PAIS Tax”, by its acronym in Spanish)

On July 24, 2023, Decree No. 377/2023 was published, through which the scope of the PAIS Tax established by Law No. 27,541 of 2019 to import operations of certain goods and services when access to the Exchange Market is required for their acquisition and payment.

The rates applied to foreign currency purchases are: (i) 25% for the acquisition of certain services abroad or provided in the country by non-residents; (ii) 7.5% for contracting, abroad or in the country by non-residents, freight services and other transport services for the import or export of goods; and (iii) 7.5% for the import of goods, except for those mentioned in section 2 paragraph e) of Decree No. 377/2023 and its corresponding regulations. On December 13, 2023, Decree No. 29/2023 was published, which increased the rates mentioned in items (ii) and (iii) to 17.5%.

On September 2, 2024, Decree No. 777/2024 was published, which reduced to 7.5% the rate applied to foreign currency purchases for contracting, abroad or in the country by non-residents, freight services and other transport services for the import or export of goods and for the import of goods, except for those mentioned in section 2 paragraph e) of Decree No. 377/2023 and its corresponding regulations.

On December 24, 2024, the PAIS Tax ceased to be in effect.

35.h.5) Tax benefits for price agreements

On August 26, 2023, Decree No. 433/2023 was published, which established tax benefits effective until October 31, 2023, for entities entering into price agreements for the domestic market with the Secretariat of Commerce of the Ministry of Economy or adjusting those agreements already in effect. These tax benefits include the suspension of the payment of the PAIS Tax for certain goods, the reduction to 0% of the rate of export duties for certain tariff headings, facility plans for the payment of export duties by certain productive sectors and the extension of the payment term of certain taxes and social security obligations. On October 26, 2023, by Decree No. 551/2023, these tax benefits were extended until December 31, 2023.

35.i) Customs regulations

35.i.1) Export duties

Export duties, taxes and other charges related to transactions carried out under the “Export Increase Program” and related to Decree No. 492/2023, Decree No. 549/2023, Decree No. 597/2023 and Decree No. 28/2023 shall be paid using as tax base the amount resulting from the foreign currencies received and settled in accordance with such decrees and their supplementary regulations (see Note 35.j)).

Hydrocarbons

Since September 2018, hydrocarbon export duties which had previously been effective since 2000 and were suspended in January 2017, were reestablished. Mechanisms varied from setting a fixed amount to establishing rates on the taxable value or FOB value.

HORACIO DANIEL MARÍN

President

F - 105
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

On May 19, 2020, Decree No. 488/2020 was published, establishing a floating rate for hydrocarbon export duties ranging from 0% (when the Brent crude oil price is equal to or below 45 US$/bbl) to 8% (when the Brent crude oil price is equal to or above 60 US$/bbl). Decree No. 488/2020 was effective until December 2021, however, export duties established in such decree continue to be applied in the absence of new regulations.

On December 31, 2020, Decree No. 1,060/2020 was published, establishing a 4.5% export duty rate on goods included in Chapter 29 of the Mercosur Common Nomenclature (“NCM”), in which ethanol and methanol, among others, are included.

On January 29, 2026, Decree No. 59/2026 was published, establishing new export duties for conventional crude oil ranging from 0% (when the Brent crude oil price is equal to or below US$65/bbl) to 8% (when the Brent crude oil price is equal to or above US$80/bbl), repealing the rate established in Decree No. 488/2020 for this type of crude oil. The regulation came into effect on February 20, 2026, through Resolution SE No. 42/2026.

Agricultural products

On March 4, 2020, Decree No. 230/2020 was published, which established a 33% tax (maximum tax rate allowed under Law No. 27,541) on the export of soybean and soybean byproducts. Tax rate on export of wheat, corn and sorghum remained at 12%.

On October 5, 2020, Decree No. 790/2020 was published, by which the export duties on soybean and soybean byproducts, such as soybean oil and soybean meal, are fixed at 33% and 31%, respectively. Such export duties were in force from January 2023.

On January 27, 2025, Decree N° 38/2025 was published, which established a temporary reduction in export duties for products such as soybean, soybean byproducts, grains, among others. The new rates were fixed at 26% for soybean, 24.5% for soybean byproducts such as soybean oil and soybean meal, and 9.5% for grains such as wheat, corn and sorghum, until June 2025.

On July 31, 2025, Decree No. 526/2025 was published, which established the permanent reduction in export duties established by Decree No. 38/2025. As from such date, the rates are set at 26% for soybean, 24.5% for soybean byproducts such as soybean oil and soybean meal, and 9.5% for grains such as wheat, corn and sorghum.

On December 12, 2025, Decree No. 877/2025 was published, by which export duties on soybean, soybean byproducts, grains, among others were set. As from such date, the rates were set at 24% for soybean, 22,5% for soybean byproducts such as soybean oil and soybean meal, 8,5% for corn and sorghum, and 7,5% for wheat.

35.i.2) Customs collections

On March 29, 2023 AFIP General Resolution No. 5,339/2023 was published, suspending, until December 31, 2023, the application of exclusion certificates from the income tax and VAT collection regimes for final imports of goods.

In addition, in order to calculate income tax prepayments, collections as a result of the said suspension may no longer be computed, and in certain cases, computing VAT collections is temporarily restricted.

On August 26, 2023, AFIP General Resolution No. 5,407/2023 was published, which until October 31, 2023: (i) suspends the application of the provisions of AFIP General Resolution No. 5,339/2023 for the import of certain tariff headings; and (ii) excludes the application of the customs collection regimes of income tax and VAT on the import of certain tariff headings. In both cases, these tariff headings are determined by the SE and provided the imports are made by taxpayers indicated by the SE to such end. On November 1, 2023, by AFIP General Resolution No. 5,441/2023, the effective term of these provisions was extended until November 30, 2023.

HORACIO DANIEL MARÍN

President

F - 106
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

On December 29, 2023, by AFIP General Resolution No. 5,476/2023, the provisions of AFIP General Resolution No. 5,339/2023 were extended until June 30, 2024, eliminating the temporary restrictions for computing VAT collections.

Subsequently, through AFIP General Resolution No. 5,520/2024 of July 1, 2024 and ARCA General Resolution No. 5,624/2024 of December 30, 2024, the provisions established by AFIP General Resolution No. 5,339/2023 and its amendments were extended until June 30, 2025.

On February 28, 2025, by ARCA General Resolution No. 5,655/2025, all the provisions described above were repealed. Such resolution is applicable to final imports completed as from March 1, 2025.

35.j) Regulations related to the Foreign Exchange Market

All foreign exchange transactions are subject to the requirements and regulations set forth in the ordered text on Foreign Exchange and Foreign Trade of the BCRA (“Foreign Exchange Regulations”).

Through these regulations, the BCRA establishes that access to the Foreign Exchange Market to purchase foreign currency and/or make transfers abroad requires prior approval, except for certain exceptions that comply with the conditions established in the Foreign Exchange Regulations, including:

-	The acquisition of shares in the capital stock of local and/or foreign companies.

-	The payment of freight services for goods export operations.

-	The payment of interest accrued as of January 1, 2025.

-	The collection of export proceeds for the payment of principal and interest on foreign financial debt.

-	Prepayment of principal and interest on foreign financial debt more than three business days prior to maturity.

-

Prepayment of principal and interest on certain local financial debt in foreign currency, simultaneously requiring the settlement of funds for the issuance of new local financial debt in foreign currency.

-

The payment, in Argentina or abroad, of principal and interest on debt through the issuance of debt securities in foreign currency, provided that such securities have been fully subscribed abroad and all funds obtained have been settled through the Foreign Exchange Market.

-	The payment of dividends to non-resident shareholders accrued from fiscal years beginning on or after January 1, 2025.

-	The payment of imports of goods with customs entry registration as of December 13, 2023, and services provided and/or accrued as of that date.

Additionally, in order to access the Foreign Exchange Market, the BCRA requires the presentation of a sworn statement confirming that: (i) all foreign currency holdings in Argentina are deposited in local bank accounts, and that there are no liquid assets available abroad and/or Argentine certificates of deposit representing foreign shares (“CEDEAR”) for an aggregate amount in excess of US$ 100,000; (ii) in the 90 calendar days prior to accessing the Foreign Exchange Market, it has not executed certain sales transactions with settlement in foreign currency, exchange for foreign assets, acquisition with pesos of securities issued by non-residents, CEDEARs, private debt securities issued abroad, deliveries of funds in local currency or other local assets in exchange for foreign assets, crypto assets, and/or securities deposited abroad, and the commitment is required not to carry out this type of transaction within 90 calendar days after accessing the Foreign Exchange Market, plus a commitment not to execute such transactions within 90 calendar days of accessing the Foreign Exchange Market; (iii) in the 90 calendar days prior to accessing the Foreign Exchange Market, no deliveries of funds in pesos or other liquid local assets were made in Argentina to direct controllers or members of the economic group.

Likewise, during 2025, the BCRA announced other measures to make the foreign exchange rate regime more flexible, including: (i) the dollar exchange rate on the Foreign Exchange Market may fluctuate between a minimum and maximum range, eliminating the crawling peg adjustment mechanism; and (ii) the “blend” dollar is eliminated (see section “Export Increase Program”).

Furthermore, funds received from abroad originating from certain transactions must be settled through the Foreign Exchange Market, under the conditions and terms established by the BCRA in the Foreign Exchange Regulations.

HORACIO DANIEL MARÍN

President

F - 107
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

Export Increase Program

In relation to settlements through the Foreign Exchange Market of funds received from abroad, from October 2023 to April 2025, the proceeds from exports of certain goods and services related to the hydrocarbon industry, pre-financing and/or post-financing of exports or advance payments of exports, among others, made under the Export Increase Program could be partially used for the purchase and sale of securities quoted in foreign currency and settled in pesos at the percentages and terms determined in the Foreign Exchange Regulations, with the remaining percentage to be settled on the Foreign Exchange Market.

In April 2025, the Export Increase Program was repealed, and as of that date, payments for exports of goods and services, pre-financing and/or post-financing of exports, or advance payments for exports must be deposited and settled in full through the Foreign Exchange Market within a general period of 20 days.

Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013

On December 13, 2024, the BCRA issued Communication “A” 8,155 that allows exporters that have a project included in the Investment Promotion Regime for the Exploitation of Hydrocarbons established by Decree No. 929/2013 to obtain compliance before the financial entity for the part of the export permit that is covered by “Certificate Decree 929/2013” issued under the provisions of Resolution No. 26/2023 of the SE. See Note 35.f.3).

35.k) Decree of Necessity and Urgency (“DNU”, by its acronym in Spanish) No. 70/2023

On December 21, 2023, Decree No. 70/2023 was published, declaring the state of public emergency in economic, financial, fiscal, administrative, pension, tariff, health, and social matters until December 31, 2025. This decree repeals, introduces, and/or amends certain laws. The main measures established include the following: (i) reforming the structures of existing subsidies in order to ensure that final users have access to basic and essential electricity and natural gas consumption; (ii) calculating the cost of basic consumption based on the tariffs of each supply point; (iii) defining mechanisms related to the allocation of subsidies and their collection by users; (iv) amending the LGS and Law No. 23,696 (“State Reform Law”) to establish that no prerogatives or advantages of public law will be granted to companies in which the National Government is a shareholder; (v) amending Law No. 20,680 (“Supply Law”) which granted the Ministry of Economy’s Secretariat of Commerce the power to impose regulations and sanctions related to the supply and distribution of goods; and (vi) repealing Decree No. 1,060/2000 which set maximum deadlines to contracts for the exclusive supply of fuels signed between oil and gas companies and gas stations and limited to 40% the interest of the former in the networks of gas stations commercializing the brands of their property.

Although the DNU No. 70/2023 needs to be debated and ratified by at least one of the chambers of the National Congress, its provisions are effective since December 29, 2023, except for some provisions that have been subject to precautionary measures that suspended their validity. On March 14, 2024, the Chamber of Senators of the National Congress rejected the Decree No. 70/2023. As of the date of issuance of these consolidated financial statements, is pending to be considered by the Chamber of Deputies of the National Congress, and it is not possible to anticipate the evolution of the modifications set out in such DNU nor the new measures that might be announced nor its impacts.

35.l) Law of Bases and Starting Points for the Freedom of Argentines No. 27,742 (“Bases Law”) and Regulatory Decree No. 1,057/2024 (“Decree No. 1,057/2024”)

On July 8, 2024, the Bases Law was published, which introduced several amendments to the Argentine legal framework including, among others: (i) the declaration of emergency in administrative, economic, financial and energy matters for a term of 1 year; (ii) the administrative reorganization of the National State; (iii) the privatization of certain companies and corporations wholly or majority owned by the National State; (iv) amendments to the Administrative Procedures Law No. 19,549; (v) amendments in the energy and oil and gas matters (see Notes 35.a.1), 35.b.1) and 35.c.1)); (vi) the creation of the RIGI to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights (see Note 35.g)); and (vii) a labor and union reform.

On November 28, 2024, Decree No. 1,057/2024 was published, which regulated various aspects of the Bases Law. See Notes 35.a.1), 35.b.1) and 35.c.1).

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

HORACIO DANIEL MARÍN

President

F - 108
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The tables below presents the balances with associates and joint ventures as of December 31, 2025, 2024 and 2023:

	2025
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract liabilities	Contract assets
	Non- current	Current	Current	Non- current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	6	6	-	4	32	-	-
Profertil (1)	-	-	-	-	-	-	-	-
MEGA	-	-	33	-	-	-	-	3
Refinor (2)	-	-	-	-	-	-	-	-
OLCLP (3)	-	-	-	-	-	-	-	-
Sustentator	-	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-	-
OTA	-	1	-	-	-	4	-	-
OTC	-	-	-	-	-	-	-	-

	-	7	39	-	4	36	-	3

Associates:
CDS	-	-	1	-	-	-	-	-
YPF Gas	-	-	10	-	-	1	-	-
Oldelval	154	13	-	-	4	33	-	-
Termap	-	-	-	-	-	2	-	-
GPA	-	-	-	-	-	2	-	-
OTAMERICA	46	-	1	-	1	3	-	-
Gas Austral	-	-	-	-	-	-	-	-
VMOS	-	16	53	-	-	-	44	-

	200	29	65	-	5	41	44	-

	200	36	104	-	9	77	44	3

	2024
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract liabilities	Contract assets
	Non-current	Current	Current	Non-current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	5	4	-	3	43	-	-
Profertil (1)	-	-	14	-	-	17	-	-
MEGA	-	-	50	-	-	1	-	16
Refinor (2)	-	-	11	-	-	1	-	-
OLCLP (3)	-	-	-	-	-	3	-	-
Sustentator	-	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-	-
OTA	-	-	-	-	-	2	-	-
OTC	-	-	-	-	-	-	-	-

	-	5	79	-	3	67	-	16

Associates:
CDS	-	-	1	-	-	-	-	-
YPF Gas	-	1	20	-	-	1	-	-
Oldelval	140	4	-	-	4	13	-	-
Termap	-	-	-	-	-	3	-	-
GPA	-	-	-	-	-	4	-	-
OTAMERICA	19	8	-	-	-	4	-	-
Gas Austral	-	-	-	-	-	-	-	-
VMOS	-	17	-	-	-	-	-	-

	159	30	21	-	4	25	-	-

	159	35	100	-	7	92	-	16

HORACIO DANIEL MARÍN

President

F - 109
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

	2023
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract liabilities	Contract assets
	Non- current	Current	Current	Non- current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	5	5	4	-	39	-	-
Profertil (1)	-	-	15	-	-	15	-	-
MEGA	-	-	15	-	-	-	-	3
Refinor (2)	-	-	12	-	4	1	-	-
OLCLP (3)	-	-	-	-	-	2	-	-
Sustentator	-	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-	-
OTA	-	-	-	-	-	1	-	-
OTC	-	-	-	-	-	1	-	-

	-	5	47	4	4	59	-	3

Associates:
CDS	-	-	-	-	-	-	-	-
YPF Gas	-	1	6	-	-	1	-	-
Oldelval	43	-	-	4	-	10	-	-
Termap	-	-	-	-	-	2	-	-
GPA	-	-	-	-	-	1	-	-
OTAMERICA	-	-	-	-	-	4	-	-
Gas Austral	-	-	-	-	-	-	-	-
VMOS	-	-	-	-	-	-	-	-

	43	1	6	4	-	18	-	-

	43	6	53	8	4	77	-	3

(1)	See Note 3.
(2)	Since October 28, 2025 Refinor is a subsidiary of YPF, see Note 3.
(3)	Since June 4, 2025, OLCLP is a subsidiary of YPF, see Note 3.

HORACIO DANIEL MARÍN

President

F - 110
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below present the transactions with associates and joint ventures as of December 31, 2025, 2024 and 2023:

	2025			2024			2023
	Revenues	Costs and expenses	Net interest income’ (loss)	Revenues	Costs and expenses	Net interest income (loss)	Revenues	Costs and expenses	Net interest income (loss)
Joint Ventures:
YPF EE	22	134	-	25	110	-	24	115	1
Profertil (1)	74	110	-	100	121	-	73	135	-
MEGA	366	1	-	362	10	-	256	3	1
Refinor (2)	59	10	-	68	11	2	94	22	-
OLCLP (3)	-	5	-	1	14	-	1	13	-
Sustentator	-	-	-	-	-	-	1	-	-
CT Barragán	-	-	-	-	-	-	-	-	-
OTA	-	23	-	-	20	-	-	8	-
OTC	-	-	-	-	-	-	-	3	-

	521	283	-	556	286	2	449	299	2

Associates:
CDS	7	-	-	1	-	-	-	-	-
YPF Gas	86	3	-	67	3	-	52	6	1
Oldelval	1	122	-	1	62	-	-	60	-
Termap	-	20	-	-	23	-	-	22	-
GPA	-	23	-	-	21	-	-	16	-
OTAMERICA	4	47	-	-	30	-	-	26	-
Gas Austral	3	-	-	3	-	-	3	-	-
VMOS	84	-	-	-	-	-	-	-	-

	185	215	-	72	139	-	55	130	1

	706	498	-	628	425	2	504	429	3

(1)	On December 18, 2025, YPF sale its equity participation in Profertil. Transactions up to that date are presented in the joint venture section, see Note 3.
(2)	Since October 28, 2025 Refinor is a subsidiary of YPF, see Note 3.
(3)	Since June 4, 2025, OLCLP is a subsidiary of YPF, see Note 3.

HORACIO DANIEL MARÍN

President

F - 111
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, in the normal course of business and considering being the main energy group of Argentina, the Group’s clients and suppliers portfolio encompasses both private sector as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (17)			Transactions
		Receivables / (Liabilities)			Income / (Costs)
Clients / Suppliers	Ref.	2025	2024	2023	2025	2024	2023
SE	(1) (16)	41	20	23	148	150	195
SE	(2) (16)	1	6	2	6	6	6
SE	(3) (16)	-	-	-	-	-	-
SE	(4) (16)	4	5	4	10	10	7
SE	(5) (16)	5	7	8	-	-	-
Secretary of Transport	(6) (16)	4	-	2	-	3	25
ARCA	(7) (16)	-	-	20	-	-	83
Secretary of Industry	(8) (16)	-	-	-	-	-	-
CAMMESA	(9)	87	80	59	429	443	374
CAMMESA	(10)	(1)	(2)	(3)	(16)	(46)	(49)
ENARSA	(11)	127	67	25	294	223	141
ENARSA	(12)	(33)	(68)	(62)	(40)	(63)	(52)
Aerolíneas Argentinas S.A.	(13)	33	27	43	297	319	383
Aerolíneas Argentinas S.A.	(14)	-	-	-	-	-	(1)
Agua y Saneamientos Argentinos S.A.	(15)	-	-	2	-	-	-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028, see Note 35.f.1).
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks, see Note 35.f.2) “Propane Network Agreement“ section.
(3)

Benefits for the recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks. They consist of financial compensations to distributors, sub-distributors, transporters and producers by recognizing the interest generated by the payment deferral granted to residential users of natural gas and undiluted propane gas through networks of 22% of the invoices issued from July 1, 2019 to October 31, 2019, recovered from regular invoices issued from December 1, 2019 and for 5 monthly, equal and consecutive periods.

(4)	Compensation for the lower income that natural gas distribution service by networks licensed companies receive from their users, see Note 35.c.3).
(5)	Compensation by Decree No. 1,053/2018. See Note 35.c.1).
(6)

Compensation for providing diesel to public transport of passengers at a differential price. They consist of economic compensations to hydrocarbon producing and refining companies committed to ensuring the supply of diesel in the necessary volumes to meet domestic needs.

(7)	Benefits of the RIAIC. See Note 35.h.3).
(8)

Incentive for domestic manufacturing of capital goods, for the benefit of AESA, through a fiscal bond be computed as a tax credit for the payment of national taxes (i.e., income tax, VAT and domestic taxes) provided that manufacturers have industrial establishments located in Argentina.

(9)	Sales of fuel oil, diesel, natural gas and transportation and distribution services.
(10)	Purchases of electrical energy.
(11)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(12)	Purchases of natural gas and crude oil.
(13)	Sales of jet fuel.
(14)	Purchases of miles for YPF Serviclub Program and publicity expenses.
(15)	Receivables for sales of assets.
(16)	Income from incentives recognized according to IAS 20, see Note 2.b.12) “Income from Government incentive programs” section.
(17)	Do not include, if applicable, the provision for doubtful trade receivables.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15, 16 and 22 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

Also, as of December 31, 2025, the Group holds Bonds of the Argentine Republic 2029 and 2030, BCRA Bonds (BOPREAL, for its acronym in spanish), and National Treasury Bonds (BONCAP) issued by the National Government identified as investments in financial assets (see Note 15).

Likewise, the Company indirectly holds 100% of the capital stock of CDNC and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”), but under the existing contractual agreements, it does not exercise the power to make the relevant financial and operative decisions, it does not fund its activities, and it is not exposed to any risks or benefits arising from its interest in those companies. Therefore, such interest has not generated any balances or results for the Company.

HORACIO DANIEL MARÍN

President

F - 112
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Considering the rights Chevron might exercise in the future over CHNC to have access to 50% of the exploitation concession of Loma Campana and other supplementary rights, and as guarantee for those rights and other obligations under the Project Investment Agreement (“LC Agreement”) that the Company and Chevron signed on July 16, 2013, a pledge was created in favor of Chevron over the shares of an affiliate of YPF that indirectly holds YPF’s interest in CHNC.

In this context and considering that YPF is the operator of Loma Campana Area, the parties executed a Project Obligations, Indemnities and Guarantee Agreement under which the Company makes certain representations and guarantees in relation to the LC Agreement. This guarantee relating to the operation and management of the Project does not include the project’s performance or the return on investment, both of which are at Chevron’s exclusive risk.

During fiscal years 2025, 2024 and 2023, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 368, 508 and 453, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2025, 2024 and 2023 amounts to 13, 63 and 38, respectively.

On May 8, 2024, SE Resolution No. 58/2024 was published in the BO, which established an exceptional, transitory and unique payment regime for the balance of the WEM’s economic transactions of December 2023, January 2024 and February 2024 corresponding to the WEM’s creditors, and instructed CAMMESA to determine the amounts owed to each of them corresponding to such economic transactions, to be canceled as follows: (i) the economic transactions of December 2023 and January 2024, through the delivery of government securities denominated “Bonos de la República Argentina en Dólares Estadounidenses Step Up 2038”; and (ii) the economic transactions of February 2024, with the funds available in the bank accounts enabled in CAMMESA for collection purposes and with those funds available from the transfers made by the National Government to the “Fondo Unificado con Destino al Fondo de Estabilización”.

As of December 31, 2024, as mentioned above, the Group has recognized a charge for doubtful sales receivables of 40 in the “Selling expenses” line item in the statement of comprehensive income (see Note 2.b.7) “Impairment of financial assets” section), and in relation to our joint ventures YPF EE and CT Barragán a charge for such concept of 26 and 8, respectively, in the “Income from equity interests in associates and joint ventures“ line item in the statement of comprehensive income.

The table below presents the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the years ended December 31, 2025, 2024 and 2025:

	2025	2024	2023
Short-term benefits (1)	25	28	10
Share-based benefits (2)	27	30	1
Post-retirement benefits	1	1	-
Termination benefits	3	-	3

	56	59	14

(1)	Does not include social security contributions of 6, 6 and 2 for the years ended December 31, 2025, 2024 and 2023, respectively.
(2)	Includes Value Generation Plan, see Note 37.

HORACIO DANIEL MARÍN

President

F - 113
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

•	Retirement plan

Effective March 1, 1995, the Group has established a retirement plan, through which it makes contributions to an investment fund for an amount equivalent to the amount contributed by each adhering member, between 3% and 10% of their monthly compensation, and has no legal or implied obligation to make additional contributions in the event that the mutual fund does not have sufficient assets to meet the benefits.

The plan members will receive from the Group the contributed funds before retirement only in the case of voluntary termination under certain circumstances, dismissal without cause or in case of death or incapacity. The Group has the right to discontinue this plan at any time, without incurring termination costs.

The amount charged to expense related to the Retirement Plan was 4, 4 and 3 for the years ended December 31, 2025, 2024 and 2023, respectively.

•	Short-term benefit programs

The Group has short-term benefit cash payment programs applicable to certain employees. These programs are mainly based on the fulfillment of vice-presidency and unit objectives and may be increased based on individual performance. They are calculated considering the remuneration of each employee, the number of salaries assigned per salary category and certain key factors related to the fulfillment of these objectives. As of 2024, a new variable compensation program based on the Group’s results (“CVR”, by its acronym in Spanish) was implemented, to be paid whenever these results are positive.

The amount charged to expense related to the short-term benefit programs was 189, 154 and 111 for the years ended December 31, 2025, 2024 and 2023, respectively.

•	Share-based benefit plans

From the fiscal year 2013 the Company has decided to implement a share-based benefit plan aimed at aligning the performance of certain executive-level employees, managers and key or critical technical knowledgeable personnel, with the objectives of the strategic plan of the Company. This plan, organized in annual programs, consists in giving participation, through shares of the Company, to each selected employee subject to continued service for the period defined in the plan (period of up to 3 years from the grant date, “service period”), being this the only necessary condition to access the agreed final retribution.

Information related to the evolution of the quantity of shares, of the share-based benefit plans at the end of the years ended December 31, 2025, 2024 and 2023, is as follows:

Plan 2020 - 2023

At its meeting held on November 10, 2020, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2020-2023 effective for 3 years from July 1, 2020.

	2025	2024	2023
Amount at the beginning of the fiscal year	-	-	350,796
- Granted	-	-	-
- Settled	-	-	(271,817)
- Expired	-	-	(78,979)

Amount at the end of the fiscal year	-	-	-

Expense recognized during the fiscal year	-	-	- (1)

(1)	Registered value less than 1.

The fair value of the share on the original grant date amounted to 4.75.

HORACIO DANIEL MARÍN

President

F - 114
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Plan 2021 - 2024

At its meeting held on September 23, 2021, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2021-2024 effective for 3 years from July 1, 2021.

	2025	2024	2023
Amount at the beginning of the fiscal year	-	478,097	818,823
- Granted	-	-	50,037
- Settled	-	(394,359)	(367,371)
- Expired	-	(83,738)	(23,392)

Amount at the end of the fiscal year	-	-	478,097

Expense recognized during the fiscal year	-	5	17

The fair value of the share amounted to 27.70 and 20.42 as of December 31, 2024 and 2023, respectively. The 2021-2024 Plan was defined as payable in cash. Such change in the conditions of the plan did not have any significant effects.

Plan 2022 - 2025

At its meeting held on September 15, 2022, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2022-2025 effective for 3 years from August 1, 2022.

	2025	2024	2023
Amount at the beginning of the fiscal year	297,336	641,161	962,150
- Granted	622	890	69,176
- Settled	(267,819)	(301,392)	(320,649)
- Expired	(30,139)	(43,323)	(69,516)

Amount at the end of the fiscal year	-	297,336	641,161

Expense recognized during the fiscal year	1	2	2

The fair value of the share on the original grant date amounted to 6.67.

Plan 2023 - 2026

At its meeting held on August 16, 2023, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2023-2026 effective for 3 years from August 1, 2023.

	2025	2024	2023
Amount at the beginning of the fiscal year	436,175	720,368	-
- Granted	3,429	48,785	778,756
- Settled	(218,192)	(260,960)	(7,473)
- Expired	(14,444)	(72,018)	(50,915)

Amount at the end of the fiscal year	206,968	436,175	720,368

Expense recognized during the fiscal year	3	3	1

The fair value of the share on the original grant date amounted to 14.63.

Plan 2024 - 2027

At its meeting held on August 7, 2024, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2024-2027 effective for 3 years from August 1, 2024.

	2025	2024	2023
Amount at the beginning of the fiscal year	1,002,892	-	-
- Granted	19,181	1,002,892	-
- Settled	(388,274)	-	-
- Expired	(32,039)	-	-

Amount at the end of the fiscal year	601,760	1,002,892	-

Expense recognized during the fiscal year	6	2	-

The fair value of the share on the original grant date amounted to 18.14.

HORACIO DANIEL MARÍN

President

F - 115
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Plan 2025 - 2028

At its meeting held on October 9, 2025, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2025-2028 effective for 3 years from August 1, 2025.

	2025	2024	2023
Amount at the beginning of the fiscal year	-	-	-
- Granted	676,090	-	-
- Settled	-	-	-
- Expired	-	-	-

Amount at the end of the fiscal year	676,090	-	-

Expense recognized during the fiscal year	4	-	-

The fair value of the share on the original grant date amounted to 34.35.

The weighted average remaining contractual life of the plans outstanding as of December 31, 2025, 2024, and 2023 amounts to 1.9, 2.0, and 1.7 years, respectively.

In April 2024, the Company adopted the “Value Generation Plan”, which is a long-term remuneration program for eligible members of management of YPF with the objective of incentivizing extraordinary results in the long term and retaining key employees. Under this plan, the Company granted 4.6 million PSARs to plan participants comprising key employees of the Company. The PSARs provide beneficiaries the opportunity to receive an award to be settled in cash equivalent to the appreciation in the value of the common shares of the Company over a specified period of time. The amount to be paid upon exercise is the difference between the per share base price determined by the plan and the per share market value of the Company’s common shares as of the exercise date. The PSARs expire five years after their grant and begin to vest in the third year, subject to the fulfillment of certain conditions, including performance milestones related to the price of the Company’s common shares ranging from a minimum of US$ 30 per common share up to US$ 60 per common share. The beneficiaries of the PSARs are also required to remain in the Company for three years from the granting of the plan. The PSARs granted by the Company have a base price of US$ 16.17 per share, resulting in a weighted average fair value of US$ 8.75 per PSAR as of the granting date. The Value Generation Plan was approved by the Compensation and Nomination Committee of the Company, and its design and implementation were advised by an international consulting firm specializing in human resources management.

As of December 31, 2025 and 2024, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 20.8 per PSARs. The amount charged to expense in relation with Value Generation Plan was 25 and 33, for the fiscal year ended December 31, 2025 and 2024, respectively. As of December 31, 2024, weighted average fair value was US$ 28.6 per PSARs.

PSARs expense is determined based on the grant-date fair value of the awards. Fair value is calculated using Monte Carlo simulation model, which requires the input of highly subjective assumptions, including the fair value of the Company’s shares, expected term and risk-free interest rate.

Note 2.b.11) describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 31.

HORACIO DANIEL MARÍN

President

F - 116
YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

38. SUBSEQUENT EVENTS

Asset exchange between YPF and Pluspetrol S.A. (“Pluspetrol”)

On January 22, 2026, the Company entered into an asset exchange agreement with Pluspetrol, whereby: (i) YPF agreed to transfer 44.44% of shares in VMI to Pluspetrol; and (ii) Pluspetrol assigns to YPF 50% of its interest in the “Aguada Villanueva,” “Las Tacanas,” and “Meseta Buena Esperanza” exploitation concessions, which corresponds to 100% of Pluspetrol’s interest in those blocks. As of the date of issuance of these consolidated financial statements, this agreement is subject to the fulfillment of closing conditions, including the issuance of a Provincial Decree authorizing the transfer of these blocks.

Issuance of ON

On January 27, 2026, the Company issued Additional Class XXXIV NO in the international market, maturing in January 2034, for a nominal amount of 550. The NO were issued at a price of 100.789%, resulting in a yield of 8.10%. The principal will be amortized in 3 consecutive annual installments of 30% in January 2032, 30% in January 2033, and the remaining 40% in January 2034.

On February 19, 2026, the Company issued Additional Class XLII NO in the local market, maturing in March 2029, for a nominal amount of 161. The NO were issued at a price of 102.86%, resulting in a yield of 6.50%. The principal will be amortized in a single installment upon maturity.

Acquisition of interest in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” blocks

On February 1, 2026, YPF entered into a share purchase and sale agreement with Vista Energy S.A.B. de C.V. (“Vista”), whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF will acquire 16.3% of the shares and capital stock of Equinor Argentina S.A.U., owner of 30% of the “Bandurria Sur” exploitation concession.

Likewise, on the same date, YPF entered into an asset purchase agreement for the acquisition from Vista of a 15% stake in the “Bajo del Toro” and “Bajo del Toro Norte” exploitation concessions.

The consideration for both transactions amounts to 163, subject to a price adjustment at the closing of the transaction and a contingent price defined in said agreements.

If the conditions precedent are met, YPF will acquire: (i) indirectly, through its 16.3% stake in Equinor Argentina S.A.U., a 4.9% stake in the “Bandurria Sur” block, which, added to its current direct interest, will total 44.9% in that block; and (ii ) a 15% interest in the “Bajo del Toro” and “Bajo del Toro Norte” blocks, which, added to its current interest, will total 65% in those blocks.

As of the date of issuance of these consolidated financial statements, there have been no other significant subsequent events whose effect on Group’s financial position, results of operations or their disclosure in notes to the financial statements for the fiscal year ended as of December 31, 2025, should have been considered in such financial statements under IFRS.

These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on February 26, 2026.

HORACIO DANIEL MARÍN

President

Item 2

YPF SOCIEDAD ANONIMA

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023

CONTENT

1

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ARCA	Collection Customs and Control Agency (Agencia de Recaudación y Control Aduanero) (formerly “AFIP”)
Argentina LNG	Argentina LNG S.A.U.
Associate	Company over which YPF has significant influence as provided for in IAS 28 “Investments in associates and joint ventures”
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine basin (cuenca Argentina Norte)
CDS	Central Dock Sud S.A.
CENCH	Hydrocarbon Unconventional Exploitation Concessions
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	CT Barragán S.A.
Eleran	Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
ENRE	National Electricity Regulatory Agency
FOB	Free on board
Gas Austral	Gas Austral S.A.
GPA	Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IPC	Consumer Price Index (Índice de Precios al Consumidor) published by INDEC
JO	Joint operation (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MEGA	Compañía Mega S.A.
Metroenergía	Metroenergía S.A.
Metrogas	Metrogas S.A.
MINEM	Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas basin (cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
OLCLP	Oleoducto Loma Campana - Lago Pellegrini S.A.U.
Oldelval	Oleoductos del Valle S.A.
OPESSA	Operadora de Estaciones de Servicios S.A.
OTA	OleoductoTrasandino (Argentina) S.A.
OTAMERICA	OTAMERICA Ebytem S.A. (former corporate name “Oiltalking Ebytem S.A.”)
OTC	OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Profertil S.A.
PSAR	Performance stock appreciation rights
Refinor	Refinería del Norte S.A.
RQT	Quinquennial Tariff Review (Revisión Quinquenal Tarifaria)
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SC Gas	SC Gas S.A.U.
SE	Secretariat of Energy (Secretaría de Energía) (formerly “MINEM” and “SGE”)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sur Inversiones Energéticas	Sur Inversiones Energéticas S.A.U.
Sustentator	Sustentator S.A.
Termap	Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
VMI	Vaca Muerta Inversiones S.A.U.
VMOS	VMOS S.A.
WEM	Wholesale Electricity Market
YPF Brasil	YPF Brasil Comércio Derivado de Petróleo Ltda
YPF Chile	YPF Chile S.A.
YPF EE	YPF Energía Eléctrica S.A.
YPF Gas	YPF Gas S.A.
YPF or the Company	YPF S.A.
YPF Perú	YPF E&P Perú S.A.C.
YPF Ventures	YPF Ventures S.A.U.
Y-TEC	YPF Tecnología S.A.
Y-LUZ	Y-LUZ Inversora S.A.U. controlled by YPF EE

2

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025, 2024 AND 2023

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 49 beginning on January 1, 2025.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991, under No. 404 of the Book 108 of Corporations, Volume A, with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109 of the Book 113 of Corporations , Volume A, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

January 26, 2024, registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024, under No. 4,735, Book 116 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN President

3

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine Pesos)

	Notes	2025	2024	2023
ASSETS
Non-current assets
Intangible assets	7	1,548,809	505,827	296,517
Property, plant and equipment	8	27,682,554	19,307,423	14,293,427
Right-of-use assets	9	779,202	765,243	509,183
Investments in associates and joint ventures	10	2,334,746	2,019,790	1,351,881
Deferred income tax assets, net	18	13,055	339,492	14,166
Other receivables	13	940,204	348,051	127,286
Trade receivables	14	7,497	1,333	25,195
Investments in financial assets	15	-	-	6,738

Total non-current assets		33,306,067	23,287,159	16,624,393

Current assets
Assets held for sale	11	1,479,221	1,583,158	-
Inventories	12	2,098,590	1,593,666	1,357,716
Contract assets	25	4,522	31,207	7,744
Other receivables	13	1,681,800	569,910	307,907
Trade receivables	14	2,399,905	1,668,947	785,733
Investments in financial assets	15	380,569	401,382	212,674
Cash and cash equivalents	16	1,352,703	1,151,868	905,956

Total current assets		9,397,310	7,000,138	3,577,730

TOTAL ASSETS		42,703,377	30,287,297	20,202,123

SHAREHOLDERS’ EQUITY
Capital		3,921	3,922	3,919
Adjustment to capital		6,081	6,083	6,078
Treasury shares		12	11	14
Adjustment to treasury shares		20	18	23
Share-based benefit plans		9,323	3,563	855
Acquisition cost of treasury shares		(34,274)	(9,655)	(5,635)
Share trading premiums		13,707	2,546	(387)
Issuance premiums		640	640	640
Legal reserve		1,141,047	810,651	634,747
Reserve for future dividends		-	-	182,371
Reserve for investments		9,553,655	4,365,198	4,297,009
Reserve for purchase of treasury shares		48,146	36,708	28,243
Other comprehensive income		6,039,399	4,296,133	3,077,042
Unappropriated retained earnings and losses		(1,096,460)	2,491,779	(1,003,419)

Shareholders’ equity attributable to shareholders of the parent company		15,685,217	12,007,597	7,221,500

Non-controlling interest		333,766	224,363	82,315

TOTAL SHAREHOLDERS’ EQUITY		16,018,983	12,231,960	7,303,815

LIABILITIES
Non-current liabilities
Provisions	17	884,901	1,117,925	2,146,700
Contract liabilities	25	261,205	116,883	27,720
Deferred income tax liabilities, net	18	541,035	92,701	1,001,920
Income tax liability	18	1,204,132	2,514	3,508
Taxes payable	19	26,749	224	144
Salaries and social security	20	90,400	34,891	370
Lease liabilities	21	396,386	418,510	261,770
Loans	22	11,931,848	7,249,715	5,391,865
Other liabilities	23	541,608	76,561	90,185
Accounts payable	24	8,404	5,904	4,336

Total non-current liabilities		15,886,668	9,115,828	8,928,518

Current liabilities
Liabilities directly associated with assets held for sale	11	1,713,545	2,201,617	-
Provisions	17	332,986	119,391	146,129
Contract liabilities	25	169,937	74,795	55,313
Income tax liability	18	105,232	130,347	25,143
Taxes payable	19	315,457	254,619	112,521
Salaries and social security	20	486,905	423,974	169,184
Lease liabilities	21	432,437	381,146	274,828
Loans	22	3,415,028	1,964,777	1,217,206
Other liabilities	23	580,311	422,209	98,476
Accounts payable	24	3,245,888	2,966,634	1,870,990

Total current liabilities		10,797,726	8,939,509	3,969,790

TOTAL LIABILITIES		26,684,394	18,055,337	12,898,308

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		42,703,377	30,287,297	20,202,123

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARÍN President

4

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine Pesos except per share information, expressed in Argentine Pesos)

	Notes	2025	2024	2023
Net income

Revenues	25	23,240,162	17,895,031	5,484,544
Costs	26	(16,849,141)	(13,021,894)	(4,525,390)

Gross profit		6,391,021	4,873,137	959,154

Selling expenses	27	(2,623,507)	(1,981,416)	(598,318)
Administrative expenses	27	(1,059,294)	(794,025)	(260,315)
Exploration expenses	27	(147,295)	(229,141)	(19,995)
Reversal / (Impairment) of property, plant and equipment and inventories write-down	8-26	5,742	(87,902)	(1,614,373)
Other net operating results	28	(287,496)	(623,415)	64,576

Operating profit / (loss)		2,279,171	1,157,238	(1,469,271)

Income from equity interests in associates and joint ventures	10	149,044	358,335	(30,909)

Financial income	29	138,169	124,589	144,328
Financial costs	29	(1,317,275)	(1,029,538)	(372,206)
Other financial results	29	97,446	220,231	280,958

Net financial results	29	(1,081,660)	(684,718)	53,080

Net profit / (loss) before income tax		1,346,555	830,855	(1,447,100)

Income tax	18	(2,394,827)	1,291,960	(85,645)

Net (loss) / profit for the year		(1,048,272)	2,122,815	(1,532,745)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(379,228)	(107,172)	(344,125)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		365,617	566,448	236,506
Gains / (losses) reclassified to profit or loss due to the acquisition and/or disposal of subsidiaries, associates and joint ventures		(9,472)	-	-
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF (2)		4,866,076	2,344,433	7,076,674

Other comprehensive income for the year		4,842,993	2,803,709	6,969,055

Total comprehensive income for the year		3,794,721	4,926,524	5,436,310

Net (loss) / profit for the year attributable to:
Shareholders of the parent company		(1,087,721)	2,077,482	(1,561,217)
Non-controlling interest		39,449	45,333	28,472
Other comprehensive income for the year attributable to:
Shareholders of the parent company		4,773,039	2,706,994	6,932,486
Non-controlling interest		69,954	96,715	36,569
Total comprehensive income for the year attributable to:
Shareholders of the parent company		3,685,318	4,784,476	5,371,269
Non-controlling interest		109,403	142,048	65,041
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	32	(2,775.14)	5,298.50	(3,985.51)

(1)    Results generated by subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1).

(2)    Correspond to the effect of the translation to YPF´s presentation currency, see Note 2.b.1).

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARÍN President

5

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine Pesos)

	Shareholders’ contributions								Retained earnings (4)						Equity attributable to
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income (1)	Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance as of December 31, 2022	3,915	6,072	18	29	289	(4,499)	(158)	640	139,275	-	-	-	704,235	1,001,214	1,851,030	17,274	1,868,304
Accrual of share-based benefit plans (3)	-	-	-	-	1,191	-	-	-	-	-	-	-	-	-	1,191	-	1,191
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement of share-based benefit plans	4	6	(4)	(6)	(625)	(1,136)	(229)	-	-	-	-	-	-	-	(1,990)	-	(1,990)
Appropriation to reserves (5)	-	-	-	-	-	-	-	-	-	40,000	942,959	6,215	-	(989,174)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	495,472	142,371	3,354,050	22,028	2,372,807	545,758	6,932,486	36,569	6,969,055
Net (loss) / profit	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,561,217)	(1,561,217)	28,472	(1,532,745)

Balance as of December 31, 2023	3,919	6,078	14	23	855	(5,635)	(387)	640	634,747	182,371	4,297,009	28,243	3,077,042	(1,003,419)	7,221,500	82,315	7,303,815

Accrual of share-based benefit plans (3)	-	-	-	-	6,776	-	-	-	-	-	-	-	-	-	6,776	-	6,776
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement of share-based benefit plans	3	5	(3)	(5)	(4,068)	(4,020)	2,933	-	-	-	-	-	-	-	(5,155)	-	(5,155)
Release of reserves and absorption of accumulated losses (5)	-	-	-	-	-	-	-	-	-	(182,371)	(4,297,009)	(28,243)	-	4,507,623	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-	-	-	-	3,418,972	28,745	-	(3,447,717)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	175,904	-	946,226	7,963	1,219,091	357,810	2,706,994	96,715	2,803,709
Net profit	-	-	-	-	-	-	-	-	-	-	-	-	-	2,077,482	2,077,482	45,333	2,122,815

Balance as of December 31, 2024	3,922	6,083	11	18	3,563	(9,655)	2,546	640	810,651	-	4,365,198	36,708	4,296,133	2,491,779	12,007,597	224,363	12,231,960

HORACIO DANIEL MARÍN President

6

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (cont.)

(Amounts expressed in millions of Argentine Pesos)

	Shareholders’ contributions								Retained earnings (4)						Equity attributable to
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income (1)	Unappropriated retained earnings and losses	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance as of December 31, 2024	3,922	6,083	11	18	3,563	(9,655)	2,546	640	810,651	-	4,365,198	36,708	4,296,133	2,491,779	12,007,597	224,363	12,231,960
Accrual of share-based benefit plans (3)	-	-	-	-	18,875	-	-	-	-	-	-	-	-	-	18,875	-	18,875
Repurchase of treasury shares	(3)	(5)	3	5	-	(14,032)	-	-	-	-	-	-	-	-	(14,032)	-	(14,032)
Settlement of share-based benefit plans	2	3	(2)	(3)	(13,115)	(10,587)	11,161	-	-	-	-	-	-	-	(12,541)	-	(12,541)
Release of reserves (5)	-	-	-	-	-	-	-	-	-	-	(4,365,198)	(36,708)	-	4,401,906	-	-	-
Appropriation to reserves (5)	-	-	-	-	-	-	-	-	-	-	6,787,343	34,205	-	(6,821,548)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	330,396	-	2,766,312	13,941	1,743,266	(80,876)	4,773,039	69,954	4,842,993
Net (loss) / profit	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,087,721)	(1,087,721)	39,449	(1,048,272)

Balance as of December 31, 2025	3,921	6,081	12	20	9,323	(34,274)	13,707	640	1,141,047	-	9,553,655	48,146	6,039,399	(1,096,460)	15,685,217	333,766	16,018,983

(1)  Includes 4,636,249, 6,528,797 and 3,628,996 as of December 31, 2025, 2024 and 2023, respectively, related to the effect of the translation of the shareholders’ contributions (see Note 35.m) “Effect of the translation of the shareholders’ contributions” section), (2,035,950), (3,409,467) and (1,511,417) as of December 31, 2025, 2024 and 2023, respectively, related to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 1,695,834, 2,920,069 and 959,463 as of December 31, 2025, 2024 and 2023, respectively, related to the recognition of the result from net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. (See Notes 2.b.1) and 2.b.10).

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 37.
(4) Includes 72,137, 51,423 and 56,487 restricted to the distribution of retained earnings as of December 31, 2025, 2024 and 2023, respectively. See Note 31.
(5) As decided in the Shareholders’ Meeting on April 30, 2025, April 26, 2024 and April 28, 2023 for the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARÍN President

7

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine Pesos)

	2025	2024	2023
Cash flows from operating activities
Net (loss) / profit	(1,048,272)	2,122,815	(1,532,745)
Adjustments to reconcile net (loss) / profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(149,044)	(358,335)	30,909
Depreciation of property, plant and equipment	3,554,894	2,260,099	907,474
Amortization of intangible assets	80,572	42,144	15,116
Depreciation of right-of-use assets	355,000	247,871	66,025
Retirement of property, plant and equipment and intangible assets and consumption of materials	886,870	580,176	110,499
Charge on income tax	2,394,827	(1,291,960)	85,645
Net increase in provisions	1,021,827	697,376	128,603
(Reversal) / Impairment of property, plant and equipment and inventories write-down	(5,742)	87,902	1,614,373
Effect of changes in exchange rates, interest and others	902,156	569,610	131,546
Share-based benefit plans	18,875	6,776	1,191
Result from sale of assets	(249,720)	(6,611)	-
Result from changes in fair value of assets held for sale	517,862	272,804	-
Result from revaluation of companies	(52,934)	-	-
Result from sale of companies	(485,729)	-	-
Other insurance income	-	(5,153)	-
Changes in assets and liabilities:
Trade receivables	(386,442)	(566,293)	(98,488)
Other receivables	(507,060)	(486,615)	(69,898)
Inventories	127,269	118,165	38,579
Accounts payable	(366,577)	671,317	317,492
Taxes payable	57,632	105,230	21,729
Salaries and social security	91,804	267,307	71,273
Other liabilities	(331,796)	227,614	18,093
Decrease in provisions due to payment/use	(203,259)	(163,494)	(146,040)
Contract assets	26,685	(23,463)	(9,760)
Contract liabilities	152,558	95,882	17,861
Dividends received	264,886	154,103	59,949
Proceeds from collection of profit loss insurance	5,372	-	62
Income tax payments	(191,474)	(26,119)	(5,289)

Net cash flows from operating activities (1) (2)	6,481,040	5,599,148	1,774,199

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(6,391,575)	(5,138,965)	(1,590,926)
Additions of assets held for sale	(47,578)	(246,755)	-
Contributions and acquisitions of interests in associates and joint ventures	(94,374)	(30)	(1,174)
Acquisitions from business combinations net of cash and cash equivalents	(981,669)	-	-
Proceeds from sales of financial assets	255,787	215,512	149,805
Payments from purchase of financial assets	(97,954)	(224,676)	(109,900)
Interests received from financial assets	5,122	28,879	25,640
Proceeds from concessions, assignment agreements and sale of assets	292,557	136,998	4,329

Net cash flows used in investing activities	(7,059,684)	(5,229,037)	(1,522,226)

Financing activities: (3)
Payments of loans	(3,555,040)	(1,908,219)	(422,145)
Payments of interests	(820,364)	(645,077)	(214,032)
Proceeds from loans	5,427,949	2,668,015	745,594
Account overdrafts, net	4,719	(45,095)	32,602
Repurchase of treasury shares	(14,032)	-	-
Payments of leases	(501,810)	(360,180)	(106,401)
Payments of interests in relation to income tax	(14,638)	(3,103)	(2,454)

Net cash flows from / (used in) financing activities	526,784	(293,659)	33,164

Effect of changes in exchange rates on cash and cash equivalents	252,695	169,460	483,945

Increase in cash and cash equivalents	200,835	245,912	769,082

Cash and cash equivalents at the beginning of the fiscal year	1,151,868	905,956	136,874
Cash and cash equivalents at the end of the fiscal year	1,352,703	1,151,868	905,956

Increase in cash and cash equivalents	200,835	245,912	769,082

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is disclosed separately in this statement.
(2)

Includes 97,946, 120,372 and 52,847 for the fiscal years ended December 31, 2025, 2024 and 2023, respectively, for payments of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2025	2024	2023
Unpaid acquisitions of property, plant and equipment and intangible assets	760,353	493,855	426,186
Unpaid additions of assets held for sale	1,085	18,686	-
(Reversal) / Costs of hydrocarbon wells abandonment	(320,112)	175,785	409,372
Additions of right-of-use assets	270,697	439,400	230,883
Capitalization of depreciation of right-of-use assets	69,283	54,645	20,484
Capitalization of financial accretion for lease liabilities	9,255	8,229	3,627
Capitalization in associates and joint ventures	13,726	-	-
Contract liabilities arising from company acquisitions	16,110	-	-
Receivables from the sale of non-cash-settled assets	664,329	-	-
Unpaid receivables from the sale of companies	575,005	-	-

Accompanying notes are an integral part of these consolidated financial statements.

HORACIO DANIEL MARÍN

       President

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the Autonomous City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading positions in the local market for Upstream, Midstream, Downstream, LNG, Integrated Gas and New Energies businesses in Argentina.

Structure and organization of the Group’s business

As of December 31, 2025, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Midstream and Downstream

-	LNG and Integrated Gas

-	New Energies

-	Central Administration and Others

Activities covered by each business segment are detailed in Note 5. The following table presents the main companies of the Group as of December 31, 2025, by business segment:

Entity	Country	Main business	% of ownership of capital stock (1)	Relationship
Upstream
Eleran	Spain	Hydrocarbon exploration through the subsidiary YPF E&P Bolivia S.A. (7)	100%	Subsidiary
SC Gas (4)	Argentina	Hydrocarbon exploitation	100%	Subsidiary
VMI (4)	Argentina	Hydrocarbon exploitation	100%	Subsidiary

Midstream and Downstream
OPESSA	Argentina	Gas stations	99.99%	Subsidiary
OLCLP (4)	Argentina	Hydrocarbon transportation	100%	Subsidiary
Refinor (4)	Argentina	Industrialization and commercialization of hydrocarbons	100%	Subsidiary
OTA	Argentina	Hydrocarbon transportation	36%	Joint venture
OTC	Chile	Hydrocarbon transportation	36%	Joint venture
Oldelval	Argentina	Hydrocarbon transportation	37%	Associate
OTAMERICA	Argentina	Hydrocarbon transportation	30%	Associate
Termap	Argentina	Hydrocarbon transportation	33.15%	Associate
VMOS (3) (5)	Argentina	Hydrocarbon transportation	24.49%	Associate
YPF Gas	Argentina	Commercialization of LPG	33.99%	Associate

LNG and Integrated Gas
YPF Chile	Chile	Commercialization of natural gas	100%	Subsidiary
Argentina LNG	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
Sur Inversiones Energéticas	Argentina	Industrialization and commercialization of LNG through Southern Energy S.A. associate.	100%	Subsidiary
MEGA	Argentina	Separation of natural gas liquids and their fractionation	38%	Joint venture

New Energies
Metrogas (2)	Argentina	Distribution of natural gas	70%	Subsidiary
Metroenergía	Argentina	Commercialization of natural gas	71.50%	Subsidiary
Y-TEC	Argentina	Research and development of technology	51%	Subsidiary
YPF Ventures	Argentina	Corporate investments	100%	Subsidiary
YPF EE	Argentina	Generation of electric power	75%	Joint venture
CT Barragán	Argentina	Generation of electric power	50%	Joint venture
CDS (6)	Argentina	Generation of electric power	10.25%	Associate

Central Administration and Others
AESA	Argentina	Engineering and construction services	100%	Subsidiary
YPF Digital	Argentina	Digital development services and solutions	100%	Subsidiary

(1)	Held directly by YPF and indirectly through its subsidiaries.
(2)	See Note 35.c.3) “Note from ENARGAS related to YPF’s equity interest in Metrogas” section.
(3)

In December 2024, YPF together with Pan American Sur S.A., Vista Energy S.A.U. and Pampa Energía S.A. signed a shareholders’ agreement to form a new company, VMOS which main purpose is the construction of the “Vaca Muerta Sur Project”, an oil transportation infrastructure project. VMOS has granted stock options to Pluspetrol S.A., Chevron Argentina S.R.L., CDC ApS, Shell Compañía Argentina de Petróleo S.A., Shell Overseas Investments B.V., Gas y Petróleo del Neuquén S.A. and Tecpetrol S.A. During 2025, the aforementioned companies have exercised such stock options becoming shareholders of VMOS.

(4)	See Note 3.
(5)	See Note 34.d).
(6)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE.
(7)

In 2025, drilling of the committed exploratory well in the Charagua block in Bolivia concluded, resulting in a dry well. As of the date of issuance of these consolidated financial statements, all contractual commitments associated with said concession have been fulfilled.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The consolidated financial statements of the Company for the fiscal year ended December 31, 2025 are presented in accordance with the IFRS as issued by the IASB. The fiscal year of the Company begins on January 1 and ends on December 31 of each year.

Additionally, some additional information required by the LGS and/or CNV regulations has been included.

2.b) Material accounting policies

2.b.1) Basis of preparation and presentation

Functional currency

YPF’s functional currency is the U.S. dollar, which has been determined pursuant to the guidelines set out in IAS 21 “The effects of changes in foreign exchange rates”.

Transactions in currencies other than the functional currency of the Company are considered as transactions in foreign currency and are initially recognized in the functional currency using the exchange rate at the date of the transaction (or, for practical reasons, and when the exchange rate has not changed significantly, the average exchange rate of each month). At the end of each reporting period, or at the date of settlement: (i) monetary items in foreign currency are translated at the exchange rate on such date and the exchange differences arising from such translation are recognized in the “Net financial results” line item in the statement of comprehensive income for the period in which they arise; and (ii) non-monetary items in foreign currency which are measured in terms of its historical cost, as well as results, are valued in functional currency using the exchange rate at the date of the transaction.

The effects of translating the results and financial position of subsidiaries, associates and joint ventures with functional currency other than the U.S. dollar are recorded in the “Other comprehensive income” line item in the statement of comprehensive income for the period in which they arise.

In the event of total or partial disposal of a subsidiary (resulting in loss of control), an associate or a joint venture whose functional currency is not the U.S. dollar, the translation differences accumulated in the “Other comprehensive income” account in the statement of changes in shareholders’ equity are reclassified to profit or loss for the period. In the event of partial disposal of a subsidiary not resulting in loss of control, the proportionate share of the accumulated translation differences is reclassified to the “non-controlling interest” account in the statement of changes in shareholders’ equity.

Presentation currency

The information included in these consolidated financial statements is presented in pesos, as provided in the LGS and the CNV rules.

The translation to the presentation currency (pesos) of the Group’s financial statements in functional currency (U.S. dollar) is made at the end of each period using the following procedures:

-	Assets and liabilities are translated at the closing exchange rate of each reporting period.

-

Profit or loss items are translated at the exchange rate at the date of the transaction (or, for practical reasons and when the exchange rate has not changed significantly, at the average exchange rate of each month).

-	Any exchange differences resulting from the above are recognized in the “Other comprehensive income” line item in the statement of comprehensive income for the period in which they arise.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Financial information of subsidiaries, associates and joint ventures with a functional currency of a hyperinflationary economy

Under IAS 29 “Financial reporting in hyperinflationary economies”, the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy have to be restated in terms of the measuring unit current (“inflation-adjusted currency”) at the end of the reporting period.

IAS 29 describes certain quantitative and qualitative factors to be considered to determine whether or not an economy is hyperinflationary. Based on such evaluation, it was concluded that the application of adjustment for inflation had to be resumed; and Law No. 27,468 published in the BO on December 4, 2018, established that annual, for interim and special periods financial statements closing on or after December 31, 2018, are to be filed with the CNV in inflation-adjusted currency, as set out in IAS 29.

Financial statements of subsidiaries with a functional currency of a hyperinflationary economy are restated in compliance with IAS 29 before they are included in the consolidated financial statements of their parent company whose functional currency is of a non-hyperinflationary economy (U.S. dollar in the case of YPF), without restating the comparative figures.

Subsequently, the results and financial position of such subsidiaries are translated into U.S. dollars at the exchange rate at the closing date of their financial statements. The effect of restatement of comparative figures, which are presented as amounts in inflation-adjusted currency in the financial statements of the previous fiscal year, and which are not adjusted to reflect subsequent variations in general levels of prices or exchange rates are recognized in the “Result from net monetary position in subsidiaries, associates and joint ventures” line under the “Other comprehensive income” line item in the statement of comprehensive income.

These criteria are also applied by the Group for its investments in associates and joint ventures.

When an economy ceases to be hyperinflationary and, therefore, the entity no longer restates its financial statements according to IAS 29, it will use as historical costs the amounts restated to the inflation-adjusted currency at the date the entity ceased restating its financial statements.

Current and non-current classification

The presentation in the statement of financial position makes a distinction between current and non-current assets and liabilities, according to the activities’ operating cycle.

Current assets and liabilities include assets and liabilities that are realized or settled in the 12-month period following the end of the reporting period. All other assets and liabilities are classified as non-current.

Accounting criteria

These consolidated financial statements have been prepared under the historical cost approach, except for financial assets measured at fair value through profit or loss (see Note 2.b.7))

Non-monetary assets and liabilities of subsidiaries with the peso as functional currency were restated to the closing currency.

Consolidation policies

The Group consolidates in the financial statements all subsidiaries over which it exercises control and eliminates intragroup balances and transactions, which are those between consolidated entities. The Group controls an entity when it is exposed to or is entitled to the variable returns arising from its interest in the entity and has the ability to affect those returns through its power over the entity, as defined in IFRS 10.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

For the consolidation, the most recent financial statements available of the subsidiaries as of the end of each period are used, considering significant subsequent events and transactions and/or available management information and the transactions between YPF and the subsidiaries that would have produced changes in the equity of the latter. The issuance date of the most recent financial statements of certain companies of the Group may differ from the issuance date of those of YPF, mainly for administrative reasons. Additionally, the accounting principles and criteria used by these companies have been homogenized, where appropriate, with those used by YPF, with the aim of presenting the consolidated financial statements based on uniform measurement and presentation standards.

The Company holds 100% of capital of the consolidated companies, with the exception of the holdings in Y-TEC (51%), Metrogas (70%) and OPESSA (99.99%) (see Note 1). The Company concluded that there are no significant non-controlling interests requiring the disclosure of additional information, as set out in IFRS 12 “Disclosure of interests in other entities”.

Joint operations

Interests in JO and other agreements defined as joint operations when the parties have rights to the assets and obligations for the liabilities relating to the joint arrangement, have been recognized on the basis of the share of assets, liabilities, income and expenses related to each joint arrangement in accordance with IFRS 11, and are presented in the statement of financial position and in the statement of comprehensive income, depending on their specific nature. The main JO and other agreements are described in Note 30.

Business combinations

The Group analyzes whether the assets acquired and liabilities assumed in a purchase transaction qualify as a business combination in accordance with IFRS 3 “Business combinations”. Business combinations are accounted for using the acquisition method, which requires, among others, the recognition and measurement at fair value of the identifiable assets acquired, the liabilities assumed and any non-controlling interest. The excess of the consideration transferred over such fair value is recognized as goodwill and the shortfall as a gain in profit or loss for the period.

In a business combination achieved in stages, the carrying amount of the previous interest in the acquiree is measured at fair value at the acquisition date, and the resulting gain or loss, if any, is recognized in profit or loss for the period. Likewise, the translation differences accumulated in the “Other comprehensive income” account in the statement of changes in shareholders’ equity recognized by the previous interest in the acquiree are reclassified to profit or loss for the period.

When the assets acquired are not a business, the Group accounts for the transaction as the acquisition of an asset.

2.b.2) Intangible assets

Intangible assets are initially recognized at cost. After initial recognition, the asset is carried at its cost less amortization and any impairment loss, in accordance with the cost model under IAS 38 “Intangible assets”.

The estimated useful life and the amortization method of each class of intangible asset are revised annually at the end of each fiscal year and, if appropriate, are adjusted prospectively. The recoverability of these assets is revised as set out in Note 2.b.5).

The Group has no intangible assets with indefinite useful lives as of December 31, 2025, 2024 and 2023.

The main intangible assets of the Group are as follows:

Service concessions

The Group classifies hydrocarbon transportation concessions granted under the Hydrocarbons Law and meeting the conditions established in IFRIC 12 “Service concession arrangements” as intangible assets (see Note 35.a.1)). These assets are amortized using the straight-line method throughout the term of said concessions.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Hydrocarbon transportation concessions that do not meet the conditions established in IFRIC 12, mainly those concessions granted after Decree No. 115/2019, are classified in the “Property, plant and equipment” line item in the statement of financial position (see Note 35.a.1)).

Exploration rights and hydrocarbon resources

Exploration rights and hydrocarbon resources include all the activities required for the search for hydrocarbons, costs associated with the acquisition of exploration permits (see Note 35.a.1)) and acquired unproven hydrocarbon resources.

The Group classifies exploration rights and hydrocarbon resources as intangible assets in compliance with IFRS 6 “Exploration for and evaluation of mineral resources”. These assets are not amortized as they are related to investments in fields in evaluation stage.

Exploration costs (geological and geophysical expenses, maintenance costs and other costs relating to the exploration activity), excluding exploratory drilling costs that are capitalized in the “Exploratory drilling in progress” account of the “Property, plant and equipment” line item in the statement of financial position (see Note 2.b.3)), are charged to net income in the statement of comprehensive income.

When the technical reliability and commercial viability of hydrocarbon field exploitation is demonstrable, these assets are reclassified to the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position.

Other intangible assets

The Group classifies as intangible assets mainly all acquisition costs of software licenses and development costs of software applications. These assets are amortized using the straight-line method based on the estimated useful life of each type of asset, which is 5 years on average.

2.b.3) Property, plant and equipment

Property, plant and equipment are initially recognized at cost. The initial cost of the asset comprises its cost of acquisition, construction and any other cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating, and, if appropriate, the estimate of hydrocarbon wells abandonment costs. After initial recognition, the asset is carried at its cost less any accumulated depreciation and any impairment losses, in accordance with the cost model under IAS 16 “Property, plant and equipment”.

For assets requiring long-term construction to bring them to the conditions required for their use, borrowing costs related to third-party financing are capitalized until the asset is ready to be used, in accordance with the Group’s average debt rate.

Subsequent costs allowing to recover service capacity to achieve continued operation, extend the useful life and/or increase the production capacity of the assets are included in the carrying amount of the assets, or are recognized as a separate asset. Major overhauls are capitalized and depreciated by the straight-line method until the next major overhaul.

Repair, conservation and ordinary maintenance expenses are charged to net income in the statement of comprehensive income in the period in which they are incurred.

The recoverability of these assets is revised as set out in Note 2.b.5).

Any gain or loss arising from the disposal of an asset is charged to net income in the statement of comprehensive income in the period in which such asset is derecognized.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Oil and natural gas production activities

The Group recognizes oil and natural gas exploration and production activities using the successful efforts method. Costs arising from the acquisition of exploitation concessions in areas with proved and unproved reserves are capitalized in the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position. Costs associated with exploration permits are classified as “Exploration rights and hydrocarbon resources” of the “Intangible assets” line item in the statement of financial position.

Exploration costs, excluding costs associated with exploratory wells, are charged to net income in the statement of comprehensive income. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized in the “Exploratory drilling in progress” account of the “Property, plant and equipment” line item in the statement of financial position until the existence of proved reserves justifying their commercial development is determined. If such reserves are not found, those drilling costs are charged to net income in the statement of comprehensive income. Occasionally, upon drilling completion, it may be determined that an exploratory well has reserves that cannot yet be classified as proved reserves. In such cases, the drilling cost of the exploratory well remains capitalized if the well has found a volume of reserves that justifies its development as a productive well, and if sufficient progress has been made in assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions is not met, the exploratory well cost is charged to net income in the statement of comprehensive income. In addition to the above, the exploratory activity involves, in many cases, the drilling of multiple wells in the course of several years in order to evaluate projects completely. Therefore, some exploratory wells may be subject to evaluation for prolonged periods, until a conclusion is reached concerning the wells and any additional exploratory activities required to evaluate and quantify the reserves related to each project. As of December 31, 2025, the Group has no significant exploratory well costs under evaluation for a period longer than 1 year.

Drilling costs of development wells and dry development wells, and installation costs associated with the development of oil and natural gas reserves are capitalized in the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position.

Depreciation methods and useful lives

The estimated useful life and the depreciation method of each class of asset are revised annually at the end of each fiscal year and, if appropriate, are adjusted prospectively.

Assets related to oil and natural gas production activities are depreciated as follows:

-

The capitalized costs related to productive activities are depreciated by field, on a unit-of-production method by applying the ratio of produced oil and natural gas to the proved and developed oil and gas reserves.

-

Capitalized costs related to acquisition of mining property and extension of concessions with proved reserves are depreciated by field, using the unit-of-production method, by applying the ratio of produced oil and natural gas to total proved oil and gas reserves.

Depreciations are adjusted based on changes in the estimates of proved oil and gas reserves after the date of disclosure of such changes. The Group revises the estimates of oil and gas reserves at least once a year, see Note 2.c) “Oil and gas reserves” section.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

All other assets not directly affected to oil and natural gas production are depreciated using the straight-line method calculated based on the estimated useful life of each class of asset, as described below:

Years of estimated useful life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Infrastructure for natural gas distribution	20-50
Transportation equipment	5-35
Furniture, fixtures and installations	10
Selling equipment	10
Other property	10

Land is classified separately from buildings or facilities that may be located on it, and as it is deemed to have an indefinite useful life, it is not subject to depreciation.

Costs related to hydrocarbon wells abandonment obligations

Costs related to hydrocarbon wells abandonment obligations are capitalized at discounted values along with their related assets and are depreciated using the unit-of-production method. In compensation, a liability is recognized for such concept at the same estimated value of the discounted payable amounts. Changes in the estimates of discounted payable amounts are made considering the current costs based on the best internal and external information available. Those changes are recognized pursuant to the guidelines set out in IFRIC 1 “Changes in existing decommissioning, restoration and similar liabilities”, which indicates that changes in liabilities will be added to, or deducted from the cost of the asset corresponding to the current period, considering that, if the decrease in liabilities exceeds the carrying amount of the assets, such excess will be recognized in net income in the statement of comprehensive income.

2.b.4) Leases

As lessee, the Group recognizes, measures and discloses lease liabilities and right-of-use assets in compliance with IFRS 16 “Leases”. The definition of lease is mainly related to the concept of control. In accordance with IFRS 16, the Group distinguishes between lease contracts and service contracts on the basis of whether an identified asset is under the customer’s control, which exists if the customer has the right to: (i) obtain substantially all of the economic benefits from the use of the asset, and ii) direct the use of the asset.

Lease liabilities are measured as the aggregate amount of future lease payments discounted at the lessee’s incremental borrowing rate (“discount rate”) at the date of initial recognition of each contract. Subsequently, the Group recalculates the lease liabilities to reflect any lease revision or modification or any revision of the so-called “in-substance” fixed payments, applying, if applicable, a revised discount rate.

Right-of-use assets are measured using the cost model under IAS 16 (see Note 2.b.3)) and are initially recognized as the sum equal to the initial measurement of the lease liability considering prepayments net of lease incentives, initial direct costs and estimated dismantling and restoration costs. Right-of-use assets are depreciated using the straight-line method based on the term of the lease established in each contract, unless the useful life of the underlying asset is shorter or if there is another more representative basis.

The recoverability of right-of-use assets is revised as set out in Note 2.b.5).

The Group continues to recognize short-term leases and leases of low-value underlying assets as expenses in net income in the statement of comprehensive income in accordance with the option specified under IFRS 16, except for those that are capitalized. Variable lease payments related to the underlying asset performance and/or use of asset are recognized in net income in the statement of comprehensive income

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.5) Impairment of property, plant and equipment, intangible assets and right-of-use assets

At the closing date of each period, the Group reviews if there is any indication that these assets may have suffered impairment loss or recovery of an impairment loss recognized in previous periods. If such an indication exists, the recoverable amount of the asset is estimated. To such effect, the Group compares their carrying amount with their recoverable amount.

Such assets are grouped into CGUs, the smallest identifiable group of assets generating cash inflows or cash flows independent from those generated by other assets or groups of assets, taking into account regulatory, economic, operational, and commercial conditions.

The assets of the Group’s main CGUs are grouped into: (i) CGUs separated by basins if they correspond to assets of fields with reserves primarily of gas; (ii) a single CGU if they correspond to assets of fields with reserves primarily of oil; and (iii) a single CGU if they correspond to assets affected to oil refining, production of petrochemical products and their commercialization. Changes in regulatory, economic, operating and commercial conditions may alter the grouping of assets into CGUs. A different grouping of assets may result in different estimates of the recoverable amounts of those assets, and, therefore, generate losses or recoveries of additional impairment losses.

If the carrying amount exceeds the recoverable amount of a CGU, an impairment loss is recognized for such excess in value in operating profit or loss in the statement of comprehensive income. Impairment losses are distributed among the CGU’s assets pro rata to their carrying amounts, which are taken into account to calculate depreciation or amortization.

The reversal of an impairment loss is recognized in operating profit or loss in the statement of comprehensive income. To such effect, the carrying amount of the CGU is increased to the revised estimate of its recoverable amount, so that this new amount does not exceed the carrying amount without considering the impairment loss recognized in previous periods.

In compliance with IFRS 6, the recoverability of exploration rights and hydrocarbon resources recognized in the “Intangible assets” line item in the statement of financial position not assigned to a CGU is assessed separately when facts and circumstances suggest that the carrying amount of those assets may exceed their recoverable amount and/or prior to their reclassification to the “Mining property, wells and related equipment” account of the “Property, plant and equipment” line item in the statement of financial position. See Note 2.b.2).

Measuring the recoverable amount

The recoverable amount for each CGU is determined as the higher of (i) its fair value less costs of disposal, i.e. the price that would be received in an orderly transaction between market participants to sell the asset, less the costs of disposal of such assets, if such value is available, reasonably reliable and based on recent negotiations with potential buyers or similar transactions, and (ii) its value in use, i.e. the projections of cash flows generated by the exploitation of the assets, based on the best estimates of income and expenses available in relation to the economic conditions that will prevail during the remaining useful life of the assets, using past results and forecasts of business evolution and market development, discounted at a rate that reflects the weighted average cost of the capital employed.

The assessment of particular circumstances and the variables used in cash flow projections for calculating value in use requires the use of estimates, see Note 2.c).

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.6) Investments in associates and joint ventures

Associates and joint ventures are accounted for using the equity method. According to this method, the investment is initially recognized at cost in the “Investments in associates and joint ventures” line item in the statement of financial position, and its carrying amount increases or decreases to recognize the investor’s interest in the profit or loss of the associate or joint venture after the acquisition date, which is reflected in the “Income from equity interests in associates and joint ventures” line item in the statement of comprehensive income. Additionally, its carrying amount increases or decreases to recognize contributions and dividends which have affected the equity of the associate or joint venture. The investment includes, if applicable, the goodwill identified in the acquisition.

Joint arrangements under which the Group has contractually agreed to exercise the joint control with another party are classified either as joint ventures when the parties have rights over the net assets of the joint arrangement, or as joint operations when the parties have rights over the assets and obligations for the liabilities relating to the joint arrangement, see Note 2.b.1) “Joint operations” section.

Investments in entities over which an investor may exert significant influence, but not control or joint control, are classified as associates.

Investments in associates and joint ventures have been valued based on the most recent financial statements available as of the end of each period, considering significant subsequent events and transactions and/or available management information and transactions between the Group and such related companies that could have produced changes in the equity of the latter, see Note 2.b.1) “Consolidation policies” section.

Interest in companies with negative equity are presented under the “Other liabilities” line item in the statement of financial position.

At the closing date of each period, the Group reviews if there is any indication that these investments may have suffered an impairment in value or recovery of an impairment loss recognized in previous periods. If such an indication exists, the recoverable amount of the investment is estimated. In the event of recognition of impairment in value or recovery of an impairment loss recognized in previous periods, it is recognized in the “Income from equity interests in associates and joint ventures” line item in the statement of comprehensive income.

2.b.7) Financial instruments

The Group’s classification of financial assets is determined by the business model for the management of such assets and the characteristics of contractual cash flows.

A financial asset is measured at amortized cost if the following conditions are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms establish payments, on specific dates, solely of principal and interest. These financial assets are initially recognized at fair value plus costs of the transaction incurred and are subsequently measured at amortized cost using the effective interest rate method less any impairment losses. Profit or loss arising from derecognition, modifications, reclassifications at fair value through profit or loss, impairment in value, or from applying the effective interest rate are recognized in the “Net financial results” line item in the statement of comprehensive income.

If a financial asset fails to meet any of the above conditions to be measured at amortized cost, it is measured at fair value through profit or loss. These financial assets are initially recognized at fair value and the costs of the transaction incurred are recognized as expenses in net income in the statement of comprehensive income. Changes in the fair value and results from the sale of these assets are recognized in the “Net financial results” line item in the statement of comprehensive income.

The purchase and sale of financial assets are recognized at the date in which the Group undertakes to purchase or sell those assets. The Group reclassifies financial assets only when the business model used to manage such assets changes.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Financial liabilities are initially recognized at fair value less costs of the transaction incurred and are subsequently measured at amortized cost using the effective interest rate method. Interest on debt instruments is recognized in the “Net financial results” line item in the statement of comprehensive income, except for interest that is capitalized.

In general, the Group uses the transaction price to determine the fair value of a financial instrument on initial recognition.

Impairment of financial assets

The Group evaluates the impairment of its financial assets measured at amortized cost using the expected credit loss model, recognizing in profit or loss for the period the amount of change in the expected credit losses during the lifetime of the financial asset, as an impairment gain or loss in the “Provision for doubtful receivables” account in operating profit or loss in the statement of comprehensive income, and applying the simplified approach allowed under IFRS 9 “Financial instruments” for receivables.

Under IFRS 9, expected credit losses are estimated by preparing a matrix based on maturity tranches, grouping the financial assets by type of customer: (i) related parties; (ii) public sector; and (iii) private sector. These groups are subsequently divided into sub-groups based on special characteristics indicative of the repayment capacity, such as: (i) payment defaults; (ii) existence of guarantees; and (iii) existence of a legal proceeding already initiated or in process of initiation for collection purposes, among others. Once each group is defined, an expected credit loss rate is assigned, which is calculated on the basis of the historical payment performance adjusted to current economic conditions and forecasts of future economic conditions.

Derecognition and offsetting

Financial assets are derecognized when the rights to receive cash flows from such investments and the risks and benefits related to their ownership have expired or have been transferred.

Financial liabilities are derecognized when they have extinguished, i.e. when the obligation has been paid or canceled, or has expired. In addition, the Group will account for an exchange of financial instruments with substantially different terms as an extinguishment of the original financial liability, recognizing a new financial liability. Similarly, the Group will account for a substantial modification in the current terms of a financial liability as an extinguishment of the financial liability and the recognition of a new financial liability.

Financial assets and liabilities offset each other when there is a legally enforceable right to set off such assets and liabilities and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

2.b.8) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes costs of purchase (less trade discounts, rebates and other similar items), costs of conversion, and other costs which have been incurred in bringing the inventories to their present location and condition for their sale according to the nature of the asset. The net realizable value is the estimated selling price in the ordinary course of business less costs to sell.

In the case of refined products, costs are allocated in proportion to the selling price of such products (isomargin method) due to the difficulty of recognizing the production costs for each product on an individual basis.

The Group assesses the net realizable value of inventories at the end of each period, charging the corresponding value adjustment to net income in the statement of comprehensive income when it exceeds their net realizable value, and reversing such adjustment when the circumstances that caused it change.

2.b.9) Cash and cash equivalents

In the statement of cash flows, cash and cash equivalents include cash in hand, demand deposits with banks and other short-term highly liquid investments with original maturities of up to 3 months. They do not include account overdrafts, which are presented as loans.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.10) Shareholder’s equity

The “Capital” and “Treasury shares” accounts in the statement of changes in shareholders’ equity are made up of shares of common stock held at nominal value. The difference between the subscribed amount of capital increases and the nominal value of issued shares is presented in the “Issuance premiums” account in the statement of changes in shareholders’ equity.

When the Company buys its own shares to comply with equity-settled share-based benefit plans, the cost incurred is presented in the “Acquisition cost of treasury shares” account in the statement of changes in shareholders’ equity. The amount accrued from share-based benefit plans is presented in the “Share-based benefit plans” account in the statement of changes in shareholders’ equity. The difference between such cost incurred and the amount accrued from share-based benefit plans is presented in the “Share trading premium” account in the statement of changes in shareholders’ equity. See Note 2.b.11).

In accordance with Section 12.c), Article 3, Chapter III, Title IV of the CNV rules, the Company applies an accounting policy of classifying and accumulating translation differences generated by retained earnings at the beginning of the fiscal year and period together with the line items originating them in the following accounts: “Legal reserve”, “Reserve for future dividends”, “Reserve for investments” “Reserve for the purchase of treasury shares” and “Retained earnings” (See Note 36.k) “Effect of the translation of the shareholders’ contributions” section). As a result of implementing this accounting policy, the translation of the functional currency into a different presentation currency does not change the form of measuring the underlying elements, preserving both retained earnings and owners’ contributions in the functional currency in which they are generated. In line with this, the “Other comprehensive income” account comprises income and expenses recognized in other comprehensive income as well as transfers from such account to the profit or loss accounts for the fiscal year, reserves or retained earnings, in compliance with the IFRS, and by the application of this accounting policy.

2.b.11) Share-based benefit plans

The Group maintains share-based benefit plans with the characteristics mentioned in Note 37. Such plans are recorded in accordance with the guidelines set out in IFRS 2 “Share-based payments”.

-

Equity-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments that will eventually vest considering their fair value at the grant date, with an offsetting credit entry in the “Share-based benefit plans” account in the statement of changes in shareholders’ equity. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the grant conditions specified under the respective share-based benefit plan.

-

Cash-settled share-based payment transactions are recognized as a straight-line expense over the period of service based on the Group’s estimate of the number of equity instruments that will eventually vest with an offsetting entry in the “Salaries and social security” line item in the statement of financial position, measured at fair value. Changes in the fair value of the liability are recognized in net income in the statement of comprehensive income. At the end of each period, the Group reviews its estimate according to the number of equity instruments it expects will vest based on the non-market vesting conditions. The impact of the revision of the original estimates, if applicable, is recognized in the statement of comprehensive income.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.12) Revenues

Revenues from contracts with customers

Under IFRS 15 “Revenues from contracts with customers”, the Group identifies the main contracts with customers and assesses the goods and services involved in them to determine the performance obligations and their classification into obligations that are satisfied at a point in time and over time.

In contracts related to the sale of goods, revenue is recognized when control of the goods is transferred to the end customer, which occurs when the physical possession of the goods is transferred at the point of delivery based on the contractual terms of the agreements. When the performance obligation is satisfied at a given point in time, the Group recognizes as revenue the transaction price, which is the amount of consideration to which it expects to be entitled in exchange for those goods based on the selling price of each good.

Service contracts and construction contracts establish performance obligations that are satisfied over time. In the case of service contracts, revenue is recognized as the services are effectively provided and in accordance with the contractual terms of the agreements. In the case of construction contracts, revenue is recognized by measuring the degree of progress towards complete satisfaction, where such satisfaction may be reliably measured using the input method as the most appropriate method based on the contractual terms of the agreements and considering the final estimated margin of each project and its degree of progress by the end of the period.

Additionally, and in accordance with the requirements of IFRS 15, revenues are broken down as described in Note 25.

Income from National Government incentive programs

Under IAS 20 “Accounting for government grants and disclosure of government assistance”, grants awarded by the National Government are recognized at fair value when there is reasonable assurance that the grants will be received and that the conditions attached to the grant will be complied with.

Income from National Government grants are disclosed in the “National Government incentives” line under the “Revenues” line item in the statement of comprehensive income.

In accordance with the requirements set out in IAS 20, the nature and characteristics of National Government grants are described in Notes 35.f) and 36.

2.b.13) Non-current assets held for sale

Non-current assets (or disposal group) are classified as held for sale if their carrying amount will be recovered through a sale or disposal transaction rather than through continued use. This condition is considered fulfilled only when the sale or disposal transaction is highly probable and the non-current asset (or disposal group) is available for immediate sale in its current condition. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.

As provided for in IFRS 5 “Non-current assets held for sale and discontinued operations”, for the sale transaction to be highly probable the appropriate level of the Company’s Management must be committed to a plan to sell the asset (or disposal group) and an active program to find a buyer and complete such plan must have been actively initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its fair value less costs to sell. In addition, the sale transaction should also be expected to meet the conditions to be recognized as a completed sale within 1 year from the date of classification, with the exceptions permitted by IFRS 5, and the activities required to complete the sale plan should indicate that significant changes to the sale plan are unlikely to be made or that it will be canceled.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

An extension of the period required to complete a sale does not prevent an asset (or disposal group) from being classified as held for sale, if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset (or disposal group).

Non-current assets (or disposal group) classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell. Immediately prior to the classification of a non-current asset (or disposal group) as held for sale, the carrying amount of the non-current asset (or disposal group) is measured in accordance with applicable IFRS, including IAS 36 “Impairment of assets”. The Group recognizes an impairment loss of the asset (or disposal group) up to fair value less costs to sell. The Group recognizes a gain for any subsequent increase arising from the measurement of fair value less costs to sell of an asset (or disposal group), but not in excess of any accumulated impairment loss previously recognized. A gain or loss not previously recognized on the date of sale of the non-current asset (or disposal group) is recognized at the date of derecognition.

The Group does not depreciate or amortize non-current assets (or disposal group) while classified as held for sale. However, interest and other expenses attributable to liabilities associated with non-current assets (or disposal group) classified as held for sale continue to be recognized in the statement of comprehensive income.

The Group considers that an impairment loss indicator exists under IAS 36 when a non-current asset (or disposal group) meets all the requirements of IFRS 5 to be classified as held for sale prior to the approval of the issuance of the financial statements (but not at the end of the reporting period), and the carrying amount of such non-current asset (or disposal group) exceeds its fair value less costs of disposal. In this case, the Group is required to perform an impairment review of such non-current asset (or disposal group) separately from its CGU and, if necessary, an impairment loss is recognized in accordance with IAS 36.

2.b.14) New standards issued

As required by IAS 8 “Accounting policies, changes in accounting estimates and errors”, below is a summary of the standards and interpretations issued by the IASB:

•	Standards and interpretations, the application of which is mandatory from January 1, 2025 and which have been adopted by the Group, if applicable

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 related to the methodology to be applied where there is a lack of exchangeability between two currencies, which are applicable for fiscal years beginning on or after January 1, 2025.

These amendments eliminate the applicable methodology described in IAS 21 where there was a temporary lack of exchangeability between two currencies, and introduce the definition of exchangeability between currencies and an analysis approach that requires each entity to identify whether a currency is exchangeable into another currency for each specific purpose for which such currency would be obtained following a series of parameters, such as an assessment of whether the currency is obtained within an ordinary administrative period, the ability to obtain said currency, among others. Once the absence of exchangeability between two currencies has been identified, the exchange rate should be estimated to represent that which would be obtained in an orderly transaction between market participants and which reflects economic conditions. These amendments do not specify a methodology for estimating the exchange rate to be used, which must be developed by each entity.

Additionally, these amendments incorporate disclosure requirements such as a description of the restrictions giving rise to the absence of exchangeability, a qualitative and quantitative description of the transactions involved, the types of exchange rates used and their estimation method, a description of the risks to which the entity is exposed due to the absence of exchangeability, among others.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The adoption of the aforementioned amendments has not had effect on the Group’s consolidated financial statements.

•	Standards and interpretations issued by the IASB whose application is not mandatory at the closing date of these consolidated financial statements and have not been adopted by the Group

On August 15, 2023, CNV General Resolution No. 972/2023 was published in the BO, which provides that the early adoption of the IFRS and/or their amendments will not be allowed for issuers filing financial statements with the CNV, unless specifically allowed by such agency. In this sense, the Group did not apply these IFRS and/or its modifications in advance.

IFRS 18 “Presentation and disclosure in financial statements”

In April 2024, the IASB issued IFRS 18, which replaces IAS 1, with the objective of providing better information on the financial performance of entities, improving their comparability, which is applicable for fiscal years beginning on or after January 1, 2027.

IFRS 18 introduces the following information requirements that can be distinguished into 2 main groups:

-

To group income and expenses into 3 defined categories: (i) operating; (ii) financing; and (iii) investing, and include certain defined subtotals, such as the operating result and the result before financing and income tax, with the aim of improving the comparability of the statement of comprehensive income.

-

In the event of including performance measures defined by management, the entity must disclose the reason why said measures are useful to users of financial statements, their method of calculation, a reconciliation between to the most directly comparable subtotal from the statement of comprehensive income, among others.

Additionally, IFRS 18 establishes more detailed guidance on how to organize information within the financial statements and whether it should be provided in the primary financial statements or in the notes, with the aim of improving the grouping of information in the financial statements.

As of the date of issuance of these consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 18, which it anticipates will be significant with respect to disclosures and changes of presentation in the financial statements.

Amendments to IFRS 9 and IFRS 7 - Amendments to the classification and measurement of financial instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to certain issues regarding the classification and measurement requirements of IFRS 9 and the disclosure requirements of IFRS 7, which are applicable for fiscal years beginning on or after January 1, 2026:

-	Introduce an accounting policy option for the derecognition of a financial liability when settlement is made through an electronic payment system and certain conditions are met.

-

Clarify on certain assessments that an entity must perform on its financial assets, for example to determine whether a financial instrument contains contractual cash flows that are solely payments of principal and interest, or whether it also contains covenants of a contingent nature that could significantly change the timing or amount of contractual cash flows.

-

Establish amendments to an entity’s disclosures about investments in equity instruments measured at fair value through other comprehensive income, and the requirement to disclose contractual terms that could change the timing or amount of contractual cash flows in certain circumstances.

As of the date of issuance of these consolidated financial statements, the Group anticipates that the implementation of these amendments will have no significant impact on its financial statements.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Annual Improvements to IFRS - Volume 11

In July 2024, the IASB issued Volume 11 of the cycle of annual improvements which are applicable for fiscal years beginning on or after January 1, 2026. In general terms, the improvements include amendments and/or clarifications on certain paragraphs, delete, add and/or update cross-references, replace terms and align the wording between different accounting standards, among others.

A summary of the main modified standards follows:

Accounting standard	Subject of amendment
IFRS 1 “First-time adoption of International Financial Reporting Standards”	Hedge accounting by a first-time adopter
IFRS 7	Gain or loss on derecognition
Guidance on implementing IFRS 7	Disclosure of deferred difference between fair value and transaction price Introduction and credit risk disclosures
IFRS 9	Derecognition of lease liabilities Transaction price
IFRS 10	Determination of a “de facto agent”
IAS 7	Cost method

As of the date of issuance of these consolidated financial statements, the Group anticipates that the implementation of these amendments will have no significant impact on its financial statements.

Amendments to IFRS 9 and IFRS 7 - Contracts referencing nature-dependent electricity

In December 2024, the IASB issued amendments to IFRS 9 and IFRS 7 related to nature-dependent electricity contracts, which are applicable for fiscal years beginning on or after January 1, 2026:

-

Clarify the application of the “own-use” requirements: The amendments allow an entity to apply the “own-use” exemption in such contracts, usually long-term contracts, if the entity has been, and expects to be, a net-purchaser of electricity for the contract period. The “own-use” exemption relieves an entity from measuring such contracts at fair value through profit or loss.

-

Permit hedge accounting if these contracts are used as hedge instruments: Contracts that do not meet the “own-use” exemption are accounted for as derivatives and measured at fair value through profit or loss.

-	Add new disclosure requirements that allow investors to understand the effect of these contracts on the entity’s financial performance and cash flows.

As of the date of issuance of these consolidated financial statements, the Group anticipates that the implementation of these amendments will have no significant impact on its financial statements.

Amendments to IAS 21 - Translation to a hyperinflationary presentation currency

In November 2025, the IASB issued amendments to IAS 21 related to the methodology to be applied by entities in the translation of financial statements when the functional currency is different from the presentation currency, which are applicable for fiscal years beginning on or after January 1, 2027. These amendments aim to establish clearer and more uniform treatments.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Among other issues, the amendments introduce accounting treatment for a situation that was not previously provided for. Thus, when an entity has a non-hyperinflationary functional currency but must translate its financial statements into a hyperinflationary presentation currency, it must do so at the closing exchange rate at the end of the most recent fiscal year, i.e., both the current year’s information and the comparative information are translated at the closing exchange rate at the end of the current fiscal year. In cases where the presentation currency ceases to be hyperinflationary, the entity applies prospectively the methodology already provided for in IAS 21.

Additionally, an exception is included when an entity whose functional and presentation currency corresponds to a hyperinflationary economy has foreign operations whose functional currency is not hyperinflationary. In these cases, the comparative amounts for these operations are not translated at the current year’s exchange rate, but are restated using the general price index applied to the comparative figures for the previous period, in accordance with IAS 29.

As of the date of issuance of these consolidated financial statements, the Group is in the process of evaluating the effects of the application of these amendments.

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these consolidated financial statements.

The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these consolidated financial statements are described below:

Oil and gas reserves

The process of estimating oil and gas reserves is complex and is an integral part of the Group’s decision-making process. It requires significant judgments and estimates based on available oil and gas reserves that are estimated using geological, geophysical, engineering and economic data, which implies a degree of uncertainty and depends on certain factors, assumptions and variables used in such estimation, some of which are beyond the control of the Group. The expected economically recoverable oil and gas reserves and resources have been estimated by qualified internal professionals based on accepted practices in the oil and gas industry.

The Group makes estimates and assumptions related to proved oil and gas reserves in accordance with the rules and regulations set out in Rule 4-10 (a) of Regulation S-X of the SEC for the oil and gas industry, which are used for the calculation of depreciations. These proved oil and gas reserves have been estimated by qualified internal professionals and audited by DeGolyer and MacNaughton Corp. (“DeGolyer and MacNaughton”). See Note 2.b.3) “Depreciation methods and useful lives” section.

In addition, as of December 31, 2025, the Group makes reserves and resources estimates within the framework of the Petroleum Resources Management System (“PRMS”). These estimates are consistent with the Company’s management plans with focus on activities and investments in unconventional fields, which considers that one of the drivers on which the YPF’s strategy is based. DeGolyer and MacNaughton, an independent international oil and gas consulting firm, has evaluated YPF’s estimated economically recoverable oil and gas reserves and resources under PRMS, and the results of this assessment do not differ significantly from YPF’s estimates. Such estimates incorporate several factors and assumptions including, but no limited to, expected reservoir performance based on geological, geophysical, and engineering assessments; future production volumes based on historical performance and expected future operating and investment activities; oil and gas future prices and quality differentials; and future development and operating costs.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The Company’s Management believes these factors and assumptions are reasonable based on the information available at the time of preparing our estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

This estimated volume of oil and gas reserves and resources, which is directly associated with projects, investments and business plans, is used to assess the recoverability of Upstream assets and reflects the reserves and resources that the Group currently intends to develop based on the YPF management’s best estimates of future production volumes .See Note 2.c) “Provision for Impairment of property, plant and equipment, intangible assets and right-of-use assets” section.

Provisions

The Group’s legal or assumed obligations are recognized, measured and disclosed in compliance with IAS 37 “Provisions, contingent liabilities and contingent assets”. Provisions include both obligations whose occurrence do not depend on future events (as the provision for environmental liabilities and the provision for hydrocarbon wells abandonment obligations), as well as obligations whose fulfillment depend on the occurrence of a future event that is beyond the Group’s control (as the provision for lawsuits and contingencies).

Except for the provision for hydrocarbon wells abandonment obligations and the provision for environmental liabilities whose disbursement dates are estimated on the basis of work plans, the non-current provision for lawsuits and contingencies, given the nature of the items included, it is not possible to reasonably estimate a specific schedule for the respective disbursement dates.

In relation to the provision for lawsuits and contingencies, the final outcome of complaints, claims and litigation, as well as the category assigned by the Group to a given matter may differ, since estimates are based on the interpretation of rules, contracts, opinions and assessments of the amount of damages. Therefore, any change in the circumstances related to this type of contingencies and the strategy defined in each case might have a significant effect on the provision recognized for lawsuits and contingencies or the category assigned by the Group.

In relation to the provision for environmental liabilities, the Group is subject to several environmental protection laws and regulations imposing penalties for pollution cleanup costs and environmental damages resulting from its operations. The Company believes that the Group’s operations substantially comply with the laws and regulations currently in force relating to environmental protection, as they have been historically interpreted and applied. However, the Company regularly conducts studies in order to gain deeper knowledge of the environmental damage of certain geographic areas where the Group operates, in order to establish their status and any necessary remediation. Until such studies are completed and assessed, the Group cannot estimate the additional costs that will need to be incurred, if any.

In relation to the provision for hydrocarbon wells abandonment obligations, considering the number of wells not yet abandoned, as well as the complexity with respect to several geographic areas where the wells are located, current costs incurred for hydrocarbon wells abandonment are used for estimating future costs, which constitute the best estimate for the provision for hydrocarbon wells abandonment obligations. Changes in laws or regulations related to the abandonment of hydrocarbon wells, in costs, in the useful lives of hydrocarbon wells, in discount rates and/or in the applied technologies have an effect on the reassessment of these estimates. The accounting policies applied to the provision for hydrocarbon wells abandonment obligations are described in Note 2.b.3).

The Group cannot anticipate the legislation or regulations that will be enacted in the future or how future regulations will be administered, which, like the studies in progress, could materially affect the results of operations in the long term.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In relation to certain provisions, contingent liabilities and contingent assets, the Group, in accordance with the exemption contemplated under IAS 37, has decided not to disclose certain critical information that could seriously adversely affect the Group in third-party claims.

Income tax and deferred taxes

The income tax expense for the fiscal year includes both current and deferred income tax expenses, which are determined and disclosed in compliance with IAS 12. The Group regularly assesses the positions taken in tax returns regarding situations in which tax regulations are subject to interpretations and makes provisions where appropriate based on the amounts expected to be paid to tax authorities.

Income tax expense is calculated based on the tax laws enacted, or substantially enacted by the end of each period in the countries where the Group operates and generates taxable income. In addition, other factors are considered, such as the evaluation of the options established by such laws and their regulations, the interpretations associated with tax treatments for transactions and/or events not expressly provided for under current tax laws, analyzing if the tax authority might accept an uncertain tax treatment, and estimates related to the timing and realization of deferred taxes, such as the expected effective tax rate at such date.

The application of tax laws in Argentina requires interpretation and, consequently, involves the application of judgement and is open to challenge by the relevant tax authorities, creating uncertainty. Uncertainty about income tax treatments is established in accordance with IFRIC 23 “Uncertainty regarding income tax treatments” based on an assessment of the range of likely tax outcomes and reflecting the strength of technical arguments. In this regard, an assessment is made as to whether it is appropriate to consider the uncertain tax treatment separately or in conjunction with other uncertain tax treatments that may exist based on the approach that best predicts the resolution of the uncertainty and then assesses whether it is probable that the relevant tax authority will accept the tax treatment or succeed in the ultimate applicable legal instance. Otherwise, if the Group concludes it is not probable that the authority will accept an uncertain tax treatment it reflects the effect of the uncertainty by recording the uncertain tax treatment on the basis of the most likely amount or expected value method, depending on which method the Group expects to better predict the resolution of the uncertainty. In making this assessment, the Group utilizes tax knowledge and expertise from qualified internal professionals and takes into consideration tax advice from external advisors.

Deferred tax assets recognize tax loss carryforwards to the extent their offsetting through future taxable income is probable. In assessing the recognition of deferred tax assets, the Group considers the anticipated reversal of deferred tax liabilities, projections of future taxable income and tax planning strategies. Assumptions regarding the generation of future taxable income depend on the Group’s estimates of future cash flows. To the extent future cash flows and taxable income differ significantly from the estimates, the Group’s capacity to realize the recorded net deferred tax assets might be affected.

Also, changes in tax regulations and/or their interpretations may affect such estimates. See Note 18.

Provision for impairment of property, plant and equipment, intangible assets and right-of-use assets

The main guidelines used in estimating the recoverable amount of property, plant and equipment, intangible assets and right-of-use assets are described in Note 2.b.5).

Measuring the recoverable amount of an asset involves the Group’s estimates on uncertain issues, such as inflation and deflation effects on costs, the discount rate, the volume of reserves , the distribution over time of production levels associated with such reserves and future prices of products, including the outlooks on supply and demand conditions in the local and international markets for oil, natural gas and refined products, which affect selling prices considered in cash flow projections. The Group’s estimates are subject to changes as new information becomes available.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

As regards measurement of CGUs that group assets of fields with oil and gas reserves, cash flow projections are used covering the economically productive life of the fields, limited in most cases by the termination of exploitation concessions, agreements or investment contracts. Cash flow projections are determined using the Group’s best estimate of oil and natural gas future selling prices, volumes of reserves, the distribution over time of production levels associated with such reserves, future investments, production costs, field depletion rates, the supply and demand in local and international markets, the current legislation and contractual conditions, among other factors. The estimates of reserves and resources used in cash flow projections for the calculation of value in use reflect the reserves and resources that the Group expects to develop. In addition, the estimated future cash flow projections include a portion of unproved reserves and resources based on the specific risks of the CGUs. The recoverable amount of CGUs that group assets of fields with oil and gas reserves is determined using a combination of inputs including proved reserves, a certain volume of unproved reserves, a certain volume of contingent resources, and production volumes. See Note 2.c) “Oil and gas reserves” section.

Cash flow projections of CGUs that group assets other than those mentioned in the previous paragraph are estimated based, among other things, on the expected evolution of sales, unit contribution margins, fixed costs, variable costs and investment levels, in line with the outlooks contemplated in business plans and taking into account the current status of each group of assets. Likewise, cash flow projections until the end of an asset’s useful life are estimated by extrapolating cash flow projections based on budgets or forecasts, using the appropriate discount rates.

The prices considered in cash flow projections are based on a combination of projections available in the markets where the Group operates and taking into account the specific circumstances that could affect the different products commercialized by the Group. In general, the Group does not consider temporarily low (or high) prices or margins as an impairment indication (or reversal of an impairment loss). Impairment assessment mainly reflects long-term prices that are consistent with intermediate points between the maximum and minimum ranges observed in the market and that are within the range of price forecasts published by third-party experts of the oil and gas industry and government agencies. Natural gas prices correspond to the average weighted price per basin and sales channel, determined according to current contracts and regulations and the market supply and demand forecast.

2.d) Comparative Information

Amounts and other financial information corresponding to the fiscal years ended December 31, 2024 and 2023 presented in these financial statements for comparison purposes arise from the consolidated financial statements ended December 31, 2024. Likewise, changes have been made to the comparative figures in Notes 5 and 25 as mentioned in Note 5.

Additionally, the Group has changed the presentation of exchange differences generated by deferred tax classifying these items as deferred tax expense (income) in accordance with IAS 12 “Income taxes”. Previously, these exchange differences were presented in the “Other exchange differences, net” line item under “Other financial results” in the statement of comprehensive income and, from this fiscal year, they are presented in the “Income tax” line item in the statement of comprehensive income. The purpose of this change is to provide more useful information and improve the comparability of the Group’s financial statements with its peers. The comparative information has been restated by reclassifying a gain of 139,593 and 567,804 from “Other financial results” line item to “Income tax” line item in the statement of comprehensive income for the fiscal year ended December 31, 2024 and 2023 respectively. This change had no effect on the Group’s statements of financial position, statements of changes in shareholders’ equity, cash flows, operating profit or loss and net profit or loss.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

3. ACQUISITIONS AND DISPOSALS

The most relevant acquisitions and disposals of companies that took effect during the years ended December 31, 2025, 2024 and 2023 are described below:

Acquisition of Mobil Argentina S.A.

On December 17, 2024, the Company entered into a share purchase and sale agreement with ExxonMobil Argentina Upstream B.V., ExxonMobil Exploration and Production Gemini B.V., and QatarEnergy Argentina Holdings LLC (collectively, the “Sellers”) whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF acquired 100% of the shares and capital stock of Mobil Argentina S.A. (“MASA”).

MASA owns 54.45% of Sierra Chata unconventional exploitation concession in the Province of Neuquén. Pampa Energía S.A., operator of such concession, owns the remaining working interest.

On January 29, 2025 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by the Sellers to YPF of 100% of MASA’s shares and capital stock was completed. The amount of the transaction was 327 in cash. As of the acquisition date, MASA will continue to operate under the corporate name SC Gas S.A.U., being YPF its sole shareholder.

The transaction described above qualifies as a business combination in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b.1)). The following table details the consideration transferred, the fair values of the identifiable assets acquired and the liabilities assumed by YPF at the acquisition date:

	Fair value at acquisition date in millions of dollars	Fair value at acquisition date in millions of pesos (1)
Fair value of identifiable assets and liabilities assumed:
Intangible assets	117	123,084
Property, plant and equipment	161	169,372
Other receivables	7	7,364
Trade receivables	10	10,520
Cash and cash equivalents	60	63,120
Provisions	(6)	(6,312)
Deferred income tax liabilities, net	(15)	(15,780)
Accounts payable	(7)	(7,364)

Total identifiable net assets / Consideration	327	344,004

(1)	The amounts correspond to the pesos at the exchange rate on the date of acquisition.

Acquisition of equity participation of OLCLP

On January 31, 2025, the Company entered into a share purchase and sale agreement with Tecpetrol S.A. whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF acquired 15% of the shares and capital stock of OLCLP joint venture. On June 4, 2025 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by Tecpetrol S.A. to YPF of 15% of the shares and capital stock of OLCLP was completed.

As of the acquisition date, YPF, which owned 85% of the capital stock of OLCLP prior to aforementioned share purchase and sale agreement, is the sole owner and shareholder of 100% of capital stock of OLCLP.

The amount of the transaction was US$ 15 million, which was canceled by offsetting payment obligations assumed by Tecpetrol S.A. under a firm transportation services agreement for the “Vaca Muerta Sur” Pipeline of US$ 13.6 million, and the remaining balance of US$ 1.4 million in cash.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

3. ACQUISITIONS AND DISPOSALS (cont.)

The transaction described above qualifies as a business combination achieved in stages in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b.1)). The following table sets forth the fair values of the identifiable assets acquired and the liabilities assumed by YPF at the acquisition date of 100% of OLCLP:

	Fair value at acquisition date in millions of dollars	Fair value at acquisition date in millions of pesos (1)
Fair value of identifiable assets and liabilities assumed:
Property, plant and equipment	93	110,066
Trade receivables	4	4,734
Investments in financial assets	2	2,367
Cash and cash equivalents	14	16,569
Deferred income tax liabilities, net	(1)	(1,184)
Income tax liability	(2)	(2,367)
Accounts payable	(3)	(3,551)

Total identifiable net assets	107	126,634

(1)	The amounts correspond to the pesos at the exchange rate on the date of acquisition.

As a result of the transaction, YPF recognized a gain of 52,934 in “Other operating results, net” line item in the statement of comprehensive income corresponding to the revaluation to fair value at the acquisition date of the previous equity participation held by YPF in the equity of OLCLP.

Acquisition of VMI

On August 6, 2025, the Company entered into a share purchase and sale agreement with Total Austral S.A. whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF will acquire 100% of the shares and capital stock of VMI.

On September 29, 2025 (“acquisition date”), after the fulfillment of the closing conditions, the sale and transfer by Total Austral S.A. to YPF of 100% of the shares and capital stock of VMI, which holds a 45% working interest in the “La Escalonada” and “Rincón La Ceniza” unconventional exploitation concessions in the Province of Neuquén, was completed. The amount of the transaction was US$ 523 million in cash.

The transaction described above qualifies as a business combination in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b.1)). The following table sets forth the fair values of the identifiable assets acquired and liabilities assumed by YPF at the acquisition date of 100% of VMI:

	Fair value at acquisition date in millions of dollars	Fair value at acquisition date in millions of pesos (1)
Fair value of identifiable assets and liabilities assumed:
Intangible assets	463	636,857
Property, plant and equipment	81	111,416
Other receivables	23	31,636
Cash and cash equivalents	3	4,127
Provisions	(6)	(8,253)
Other liabilities	(24)	(33,012)
Accounts payable	(17)	(23,384)

Total identifiable net assets / Consideration	523	719,387

(1)	The amounts correspond to the pesos at the exchange rate on the date of acquisition.

On January 22, 2026, the Company entered into an asset swap agreement with Pluspetrol S.A., whereby YPF agreed to transfer 44.44% of the shares of VMI to Pluspetrol S.A. (see Note 38).

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

3. ACQUISITIONS AND DISPOSALS (cont.)

Acquisition of equity participation of Refinor

On October 28, 2025, the Company entered into a share purchase and sale agreement with Hidrocarburos del Norte S.A. whereby YPF acquired 50% of the shares and capital stock of Refinor joint venture. As of that date YPF, which owned 50% of the capital stock of Refinor prior to aforementioned share purchase and sale agreement, is the sole owner and shareholder of 100% of capital stock of Refinor.

The amount of the transaction was US$ 25.2 million, which was canceled in cash for US$ 17 million and through compensation with credits that the Company held with the acquired entity for US$ 8.2 million.

The transaction described above qualifies as a business combination achieved in stages in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b.1)). The following table sets forth the fair values of the identifiable assets acquired and the liabilities assumed by YPF at the acquisition date of 100% of Refinor:

	Fair value at acquisition date in millions of dollars	Fair value at acquisition date in millions of pesos (1)
Fair value of identifiable assets and liabilities assumed:
Property, plant and equipment	100	144,050
Inventories	8	11,524
Other receivables	1	1,441
Trade receivables	6	8,643
Provisions	(2)	(2,881)
Deferred income tax liabilities, net	(3)	(4,322)
Loans	(23)	(33,132)
Accounts payable	(37)	(53,298)

Total identifiable net assets	50	72,025

(1)	The amounts correspond to the pesos at the exchange rate on the date of acquisition.

Based on the closing of the aforementioned share purchase and sale agreement and considering the fair values of the identifiable assets acquired and liabilities assumed by YPF at the acquisition date, the result of the purchase had no significant effect. Likewise, the translation differences accumulated in the “Other comprehensive income” account in the statement of changes in shareholders’ equity and reclassified to the profit or loss due to the acquisition of the subsidiary amounted to a loss of US$ 46 million.

Sale of equity participation in Profertil

On December 12, 2025, the Company entered into a share purchase and sale agreement with Agro Inversora Argentina S.A., a company belonging to the Adecoagro group, whereby, subject to the fulfillment of the closing conditions set forth in such agreement, YPF agreed to transfer 50% of the shares and capital stock of Profertil, a joint venture of YPF.

On December 18, 2025, after the fulfillment of the closing conditions of the share purchase agreement of Profertil, the sale and transfer by YPF to Agro Inversora Argentina S.A. of 50% of the shares and capital stock of Profertil was completed. The sale price of the transaction amounted to US$ 596 million, subject to a price adjustment defined in the share purchase and sale agreement.

Based on the closing of the aforementioned share purchase and sale agreement, as of the closing date of the transaction, YPF recognized a gain from the sale of Profertil of US$ 335 million under “Other operating results, net” line item in the statement of comprehensive income. As of December 31, 2025, YPF has a receivable balance of US$ 396 million corresponding to the sale price pending payment.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

4. FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), liquidity risk and credit risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

The following provides a description of the principal risks that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

The sensitivity analysis of market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated, for example, changes in interest rates and changes in foreign currency rates.

Sensitivity analyses provide only a limited, point-in-time view. The actual impact on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

•	Market risk management

The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets and financial liabilities as well as certain expected cash flows may be affected by changes in exchange rates, interest rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Group is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange rate risk

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the peso (the Argentine legal currency).

The following table provides a breakdown of the effect that a variation of 10% in the exchange rates corresponding to the peso against the U.S. dollar would have on the Group’s net income, mainly considering the exposure of financial assets and liabilities, excluding non-monetary items and financial instruments denominated in the functional currency of YPF and its subsidiaries, as of December 31, 2025:

	Appreciation (+) / depreciation (-) of exchange rate	Profit (loss)
Impact on profit or loss before income tax	+10%	131,125
	-10%	(131,125)

During the fiscal year ended December 31, 2025, the exchange rate of the pesos against the U.S. dollars showed a 41% variation.

Likewise, based on the requirements for access to the Foreign Exchange Market established by BCRA, the Group maintains an active strategy in the management of liquidity, using several financial instruments and derivatives, if considered appropriate (see Note 35.j)).

Interest rate risk

The Group is exposed to risks associated with fluctuations in interest rates on loans and investments in financial assets. Changes in interest rates may affect the interest income and costs derived from financial assets and liabilities tied to a variable interest rate.

The Group’s strategy to hedge interest rate risk is based on maintaining relatively low percentages of debt at a variable interest rate and, if considered appropriate, using derivative financial instruments.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

4. FINANCIAL RISK MANAGEMENT (cont.)

The table below provides information about the financial assets and liabilities as of December 31, 2025 that accrue interest considering the applicable interest rate:

	Financial assets (1)	Financial liabilities (2)
Fixed interest rate	419,109	14,569,425
Variable interest rate	22,756	810,961

Total (3)	441,865	15,380,386

(1)	Includes balances for short-term investments and trade receivables with interest-bearing payment agreements. It does not include the rest of the trade receivables that are mostly non-interest bearing.
(2)	Includes balances for loans and other liabilities which accrue interest. Does not include accounts payable, which mostly do not accrue interest, nor the leases liabilities.
(3)	Includes principal and interest.

Balances for financial liabilities at variable interest rate represent 5% of the total as of December 31, 2025, and mainly include exports pre-financing, imports financing and financial loans with local and international entities. The principal at variable interest rate are mainly subject to the fluctuations in SOFR plus a spread between 0.9% and 6.8%.

In relation to variable interest rate financial assets, they include trade receivables, which have a low exposure to interest rate risk.

The table below shows the estimated impact on net income that an increase or decrease of 100 basis points (“b.p.”) in the variable interest rates would have as of December 31, 2025:

	Increase (+) / decrease (-) in the interest rates	Profit (loss)
Impact on profit or loss for the year	+100 b.p.	(6,414)
	-100 b.p.	6,414

Price risk

The Group is exposed to its own price risk for investments in financial instruments classified as at fair value through profit or loss (see Note 6). The Group continuously monitors the evolution of the prices in these investments for significant fluctuations. As of December 31, 2025, the Group does not have material derivative financial instruments to hedge the risks associated with commodity price fluctuations as well as the price risk inherent to investments in financial assets, although it could use such instruments in the future if considered appropriate.

As of December 31, 2025, the aggregate value of financial assets at fair value through profit or loss amounts to 969,608.

The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on profit or loss before income tax as of December 31, 2025:

	Increase (+) / decrease (-) in the prices	Profit (loss)
Impact on profit or loss before income tax	+10%	96,961
	-10%	(96,961)

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

4. FINANCIAL RISK MANAGEMENT (cont.)

The Group’s pricing policy regarding the sale of fuels contemplates several factors such as international and local crude oil prices, international prices of refined products, processing and distribution costs, the prices of biofuels, the exchange rate fluctuations, local demand and supply, competition, inventories, export duties, local taxes, domestic margins for the products, among others. The Group’s expectation is to align, over time, local prices with those in international markets, seeking to maintain a reasonable relationship between the local prices of crude oil and fuels, without considering short-term fluctuations, however, the exposure to price risk will depend on other key factors that are also considered in the Group’s pricing policy (including, but not limited to, changes in the exchange rate or in international prices, or potential legal or regulatory limitations, or other limitations that affect the ability of the markets to face price changes), and which may therefore lead the Group to not be able to maintain such relationship, if volatility and uncertainty in international crude oil and their by-products prices and exchange rate fluctuations continue into the future. In 2025, crude oil deliveries were negotiated between producers and refiners or sellers.

•	Liquidity risk management

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations. The Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows to finance the projected expenditures for each year. As of December 31, 2025, the availability of liquidity reached 1,352,703, considering cash of 287,600 and other liquid financial assets of 1,065,103 included in the “Cash and cash equivalents” line item in the statement of financial position (see Note 16). Additionally, the Group has other investments freely available for 380,569 included in the “Investments in financial assets” line item in the statement of financial position (see Note 15).

As of December 31, 2025, working capital amounts to (1,400,416) generated mainly by the financing of investment plans, which is monitored continuously by the Group. Uncommitted bank credit lines together with local and international capital markets constitute an important source of funding to meet committed obligations. Currently, YPF has the capacity to issue debt under the Frequent Issuer Regime.

Based on the requirements for access to the Foreign Exchange Market established by BCRA to maturities of principal amounts of offshore debts and the issuance of debt securities denominated in foreign currency scheduled until December 31, 2025, all the provisions issued were fulfilled by the Group. See Note 35.j).

The following table sets forth the maturity dates of the Group’s financial liabilities as of December 31, 2025:

	2025
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 hyears	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial liabilities
Lease liabilities	432,437	231,048	77,108	28,085	20,495	39,650	828,823
Loans	3,415,028	2,909,764	2,096,428	1,646,194	1,139,841	4,139,621	15,346,876
Other liabilities (1)	578,347	347,437	141,864	23,312	21,173	7,822	1,119,955
Accounts payable (1)	3,231,721	737	-	-	-	5,069	3,237,527

	7,657,533	3,488,986	2,315,400	1,697,591	1,181,509	4,192,162	20,533,181

(1)	Includes undiscounted contractual cash flows given that they do not differ significantly from their nominal values.

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants mainly related to restrictions on incurring additional debt associated with the leverage ratio and the debt interest coverage ratio, restrictions on dividend payments, and events of defaults triggered by materially adverse judgements (see Notes 17 and 33), among others.

Under the terms of the financial loan agreements and NO, if the Group breached a covenant or if it could not remedy it within the stipulated period, it would default, a situation that would limit its liquidity and, given that the majority of its loans contain cross default provisions, it could result in an early enforceability of its obligations.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

4.  FINANCIAL RISK MANAGEMENT (cont.)

The Group monitors compliance with covenants on a quarterly basis. As of December 31, 2025, the Group is in compliance with its covenants.

•	Credit risk management

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Group.

Credit risk in the Group is measured and controlled on an individual customer basis. The Group has its own systems to conduct a permanent evaluation of credit performance and the determination of risk limits of all of its customers and to third parties, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Group to a credit concentration risk consist primarily of cash and cash equivalents, investments in financial assets, trade receivables and other receivables. The Group invests temporary excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business and based on ongoing credit evaluations to its customers, the Group provides credit to its customers and certain related parties.

Likewise, the charge for doubtful receivables is charged to net income in the statement of comprehensive income, based on specific information regarding its clients.

Provisions for doubtful receivables are measured by the criteria mentioned in Note 2.b.7).

The maximum exposure to credit risk of the Group of December 31, 2025 based on the type of its financial instruments and without excluding the amounts covered by several types of guarantees is set forth below:

Maximum exposure
Cash and cash equivalents	1,352,703
Investments in financial assets	380,569
Other financial assets	4,301,157

Considering the maximum exposure to the credit risk and based on the concentration of the counterparties, credit and investments with the National Government, direct agencies and companies with government participation, accounts for 810,986 and represents 13% of total, while the Group’s remaining debtors are diversified.

The following is the breakdown of the financial assets past due as of December 31, 2025:

	Current trade receivable	Other current receivables
Less than three months past due	334,881	28,071
Between three and six months past due	31,902	21
More than six months past due	9,369	2,998

	376,152	31,090

As of December 31, 2025, the provision for doubtful trade receivables amounts to 117,653 and the provision for other doubtful receivables amounts to 56,523. These provisions represent the Group’s best estimate of the credit losses incurred in relation with accounts receivables.

Guarantee policy

As collateral of the credit limits granted to customers, the Group receives several types of guarantees from its customers. In the gas stations and distributors segment, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers, joint and several bonds from their parent companies prevail. In the industrial and transport segment, bank guarantees prevail. To a lesser extent, the Group has also obtained other guarantees such as credit insurances and guarantee customer-supplier, among others.

The Group has effective guarantees granted by third parties for 1,427,840, 1,043,423 and 762,909 as of December 31, 2025, 2024 and 2023, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

4.  FINANCIAL RISK MANAGEMENT (cont.)

During the fiscal years ended December 31, 2025, 2024 and 2023, the Group did not execute material guarantees.

5.  BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented in U.S. dollars, the functional currency of the Company (see Note 2.b.1)), consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

As of the current fiscal year, as a consequence of the organizational structure changes in which the New Energies Vice Presidency was created and the Gas and Power Vice Presidency and the Downstream Vice Presidency were reformulated as the LNG and Integrated Gas Vice Presidency and the Midstream and Downstream Vice Presidency, respectively, the full management scope of these new business units was determined. On January 1, 2025, these organizational changes resulted in a modification of the composition of the business segments according to how the chief decision maker allocates resources and assesses the performance of these business segments, creating the New Energies business segment and readjusting the composition and definition of the businesses of the remaining business segments. Accordingly, the comparative information for the fiscal year ended December 31, 2024 and 2023 has been restated.

The business segments structure is organized as follows:

•	Upstream

It performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

Its revenues are mainly derived from: (i) the sale of the produced crude oil to third parties and to the Midstream and Downstream business segment; (ii) the sale of the produced natural gas to third parties and to the LNG and Integrated Gas business segment; and (iii) the sale of the natural gas retained in plant to the Midstream and Downstream business segment.

It incurs all costs related to the aforementioned activities

•	Midstream and Downstream

It performs activities related to: (i) the refining, transportation and commercialization of refined products; (ii) the production, transportation and commercialization of petrochemical products; (iii) the transportation and commercialization of crude oil; and (iv) the commercialization of specialties for the agribusiness industry and of grains and their by-products.

On January 1, 2025, as a consequence of the organizational changes described above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to this business segment.

Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, and specialties for agribusiness industry and grains and their by-products, through the businesses of Retail, Commercial Networks, Industries, Transportation, Aviation, Agro, Lubricants and Specialties, LPG, Chemicals, International Trade and Transportation and Sales to Companies. In addition, it obtains revenues from midstream oil, midstream gas and natural gas storage operations and the provision of LNG regasification services.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

5.  BUSINESS SEGMENT INFORMATION (cont.)

It incurs all costs related to the aforementioned activities, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gas to be consumed in the refinery and petrochemical industrial complexes from the LNG and Integrated Gas business segment; and (iii) natural gas retained in plant from the Upstream business segment.

•	LNG and Integrated Gas

It performs activities related to: (i) natural gas transportation and commercialization to third parties and to the Midstream and Downstream business segment; (ii) the separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline, and its commercialization, through our investment in joint venture Mega; and (iii) the development of LNG capacity.

On January 1, 2025, as a consequence of the organizational changes described above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to the Midstream and Downstream business segment. Furthermore, the assets related to the distribution of natural gas through our subsidiary Metrogas and the generation of conventional thermal electric power and renewable energy through our joint ventures YPF EE and CT Barragán, which were formerly included in the Gas and Power business segment, were assigned to the New Energies business segment.

Its revenues are mainly derived from the sale of natural gas as producers to third parties and to the Midstream and Downstream and the New Energies business segments for our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the Upstream business segment.

•	New Energies

On January 1, 2025, as a consequence of the organizational changes described above, the New Energies Vice Presidency was created and during the current fiscal year the full management scope of this new business unit was determined. As of that date, the assets related to the distribution of natural gas through our subsidiary Metrogas and the generation of conventional thermal electric power and renewable energy through our joint ventures YPF EE and CT Barragán, which were formerly included in the Gas and Power business segment, were assigned to this business segment. In addition, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC, previously included in Central Administration and Others, were assigned to this business segment.

It performs activities related to: (i) the definition and development of the new energy portfolio; (ii) the definition and development of sustainability and energy transitions programs; (iii) the distribution of natural gas through our subsidiary Metrogas; and (iv) the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC. Furthermore, through our joint ventures YPF EE and CT Barragán, this business segment performs activities related to the generation of conventional thermal electric power and renewable energy.

Its revenues are mainly derived from the sale and transportation and distribution of natural gas to third parties through our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the LNG and Integrated Gas business segment through our subsidiary Metrogas.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

5.  BUSINESS SEGMENT INFORMATION (cont.)

•	Central Administration and Others

It includes the remaining activities performed by the Group that do not fall within the aforementioned business segments and which are not reporting business segments, mainly comprising revenues, expenses and assets related to: (i) corporate administrative; (ii) the production of frac sand for well drilling/fracking purposes; (iii) the construction activities through our subsidiary AESA; and (iv) digital development services and solutions through our subsidiary YPF Digital.

In addition, on January 1, 2025, as a consequence of the organizational changes described above, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC, previously included in Central Administration and Others, were assigned to the New Energies business segment.

Sales between business segments were made at internal transfer prices established by the Group, which approximately reflect domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

5.  BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars								In millions of pesos
	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the year ended December 31, 2025
Revenues	89		15,157	1,643	835	724	-	18,448	23,240,162
Revenues from intersegment sales	7,486		181	322	8	1,122	(9,119)	-	-

Revenues	7,575		15,338	1,965	843	1,846	(9,119)	18,448	23,240,162

Operating profit or loss	410	(3)	1,167	(8)	432	(336)	75	1,740	2,279,171
Income from equity interests in associates and joint ventures	-		38	42	42	-	-	122	149,044

Net financial results								(952)	(1,081,660)
Net profit before income tax								910	1,346,555
Income tax								(1,709)	(2,394,827)
Net profit								(799)	(1,048,272)

Acquisitions of property, plant and equipment	3,697		1,024	42	38	108	-	4,909	6,311,734
Acquisitions of right-of-use assets	83		125	-	-	8	-	216	270,697
Increases from business combinations (4)	822		193	-	-	-	-	1,015	1,294,845
Assets	13,167		11,093	735	2,502	2,094	(152)	29,439	42,703,377

Other income statement items
Depreciation of property, plant and equipment (2)	2,199		539	2	34	83	-	2,857	3,554,894
Amortization of intangible assets	-		38	-	12	11	-	61	80,572
Depreciation of right-of-use assets	150		131	-	-	5	-	286	355,000
Net reversal of impairment losses of property, plant and equipment and inventories write-down	-		-	-	(4)	-	-	(4)	(5,742)

For the year ended December 31, 2024
Revenues	50		15,901	1,633	895	814	-	19,293	17,895,031
Revenues from intersegment sales	8,225		122	294	9	1,038	(9,688)	-	-

Revenues	8,275		16,023	1,927	904	1,852	(9,688)	19,293	17,895,031

Operating profit or loss	515	(3)	1,356	(49)	106	(332)	(116)	1,480	1,157,238
Income from equity interests in associates and joint ventures	-		46	68	282	-	-	396	358,335

Net financial results								(856)	(684,718)
Net loss before income tax								1,020	830,855
Income tax								1,373	1,291,960
Net loss								2,393	2,122,815

Acquisitions of property, plant and equipment	4,177		1,233	26	37	127	-	5,600	5,356,529
Acquisitions of right-of-use assets	211		205	-	-	28	-	444	439,400
Increases from business combinations	-		-	-	-	-	-	-	-
Assets	12,795		10,758	720	2,524	2,822	(228)	29,391	30,287,297

Other income statement items
Depreciation of property, plant and equipment (2)	1,809		516	2	32	87	-	2,446	2,260,099
Amortization of intangible assets	-		29	-	13	1	-	43	42,144
Depreciation of right-of-use assets	154		115	-	-	1	-	270	247,871
Impairment of property, plant and equipment and inventories write-down (5)	79		3	-	5	-	-	87	87,902

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

5.  BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars								In millions of pesos
	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the year ended December 31, 2023
Revenues	32		14,977	1,523	407	372	-	17,311	5,484,544
Revenues from intersegment sales	7,211		136	291	21	765	(8,424)	-	-

Revenues	7,243		15,113	1,814	428	1,137	(8,424)	17,311	5,484,544

Operating profit or loss	(1,915)	(3)	939	(1)	(64)	(262)	55	(1,248)	(1,469,271)
Income from equity interests in associates and joint ventures	-		9	7	78	-	-	94	(30,909)

Net financial results								(504)	53,080
Net profit before income tax								(1,658)	(1,447,100)
Income tax								381	(85,645)
Net profit								(1,277)	(1,532,745)

Acquisitions of property, plant and equipment	4,717		1,285	14	24	151	-	6,191	2,343,821
Acquisitions of right-of-use assets	363		41	-	-	-	-	404	230,883
Increases from business combinations	-		-	-	-	-	-	-	-
Assets	10,869		9,734	651	1,877	2,022	(118)	25,035	20,202,123

Other income statement items
Depreciation of property, plant and equipment (2)	2,437		486	10	15	68	-	3,016	907,474
Amortization of intangible assets	-		30	-	7	-	-	37	15,116
Depreciation of right-of-use assets	131		89	-	-	-	-	220	66,025
Impairment of property, plant and equipment (5)	2,288		-	-	-	-	-	2,288	1,614,373

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes US$ (32) million, US$ (133) million and US$ (21) million of unproductive exploratory drillings as of December 31, 2025, 2024 and 2023, respectively.
(4)	Corresponds to increases in property, plant, and equipment and intangible assets due to business combinations, see Notes 7 and 8.
(5)	See Notes 8 and 26.

The distribution of revenue and non-current assets by geographic area is broken down in Notes 7, 8, 9 and 25.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

6.	FINANCIAL INSTRUMENTS BY CATEGORY

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding item in the statements of financial position, as appropriate. Since the items “Other receivables”, “Other liabilities” and “Accounts payable” in the statement of financial position contain both financial instruments and non-financial assets and liabilities (such as tax receivables and receivables and payables in kind, among other) reconciliation is presented in the columns labeled “Non-financial assets” and “Non-financial Liabilities”.

Financial assets

	2025
	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables (1)	1,776,102	-	1,776,102	902,425	2,678,527
Trade receivables (2)	2,525,055	-	2,525,055	-	2,525,055
Investments in financial assets	-	380,569	380,569	-	380,569
Cash and cash equivalents	763,664	589,039	1,352,703	-	1,352,703

	5,064,821	969,608	6,034,429	902,425	6,936,854

	2024
	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables (1)	302,124	-	302,124	642,856	944,980
Trade receivables (2)	1,532,445	-	1,532,445	201,380	1,733,825
Investments in financial assets	-	401,382	401,382	-	401,382
Cash and cash equivalents	700,452	451,416	1,151,868	-	1,151,868

	2,535,021	852,798	3,387,819	844,236	4,232,055

	2023
	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
Other receivables (1)	187,338	-	187,338	248,583	435,921
Trade receivables (2)	858,368	-	858,368	-	858,368
Investments in financial assets	127,808	91,604	219,412	-	219,412
Cash and cash equivalents	829,007	76,949	905,956	-	905,956

	2,002,521	168,553	2,171,074	248,583	2,419,657

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

6.  FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

Financial liabilities

	2025
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	828,823	-	828,823	-	828,823
Loans	15,346,876	-	15,346,876	-	15,346,876
Other liabilities	1,119,955	-	1,119,955	1,964	1,121,919
Accounts payable	3,237,527	-	3,237,527	16,765	3,254,292

	20,533,181	-	20,533,181	18,729	20,551,910

	2024
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	799,656	-	799,656	-	799,656
Loans	9,214,492	-	9,214,492	-	9,214,492
Other liabilities	222,695	-	222,695	276,075	498,770
Accounts payable	2,959,828	-	2,959,828	12,710	2,972,538

	13,196,671	-	13,196,671	288,785	13,485,456

	2023
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	536,598	-	536,598	-	536,598
Loans	6,609,071	-	6,609,071	-	6,609,071
Other liabilities	186,699	-	186,699	1,962	188,661
Accounts payable	1,869,332	-	1,869,332	5,994	1,875,326

	9,201,700	-	9,201,700	7,956	9,209,656

Gains and losses on financial and non-financial instruments are allocated to the following categories:

	2025
	Financial and non financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
Financial income	138,169	-	138,169
Financial costs	(1,317,275)	-	(1,317,275)
Net exchange differences	18,713	(72,344)	(53,631)
Result on financial assets at fair value with changes in profit or loss	-	180,269	180,269
Result from derivative financial instruments	-	390	390
Export Increase Program	-	-	-
Result from transactions with financial assets	-	6	6
Result from net monetary position	(29,588)	-	(29,588)

	(1,189,981)	108,321	(1,081,660)

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

6.  FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

	2024
	Financial and non financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
Financial income	124,589	-	124,589
Financial costs	(1,029,538)	-	(1,029,538)
Net exchange differences (1)	(43,168)	(28,604)	(71,772)
Result on financial assets at fair value with changes in profit or loss	-	226,573	226,573
Result from derivative financial instruments	-	(1,333)	(1,333)
Export Increase Program (2)	-	2,676	2,676
Result from transactions with financial assets	-	(1,959)	(1,959)
Result from net monetary position	66,046	-	66,046

	(882,071)	197,353	(684,718)

	2023
	Financial and non financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
Financial income	144,328	-	144,328
Financial costs	(372,206)	-	(372,206)
Net exchange differences (1)	97,152	(83,029)	14,123
Result on financial assets at fair value with changes in profit or loss	-	113,697	113,697
Result from derivative financial instruments	-	1,863	1,863
Export Increase Program (2)	-	7,962	7,962
Result from transactions with financial assets	-	25,864	25,864
Result from net monetary position	117,449	-	117,449

	(13,277)	66,357	53,080

(1)	See Note 2.d).
(2)	See Note 35.j).

Fair value measurement

IFRS 13 “Fair value measurement” defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, independent parties in an arm’s length transaction. All financial instruments measured at fair value are assigned to one of the valuation hierarchy levels specified under IFRS 13 (as well as loans measured at amortized cost whose fair value is disclosed in “Fair value of financial assets and financial liabilities measured at amortized cost” section below). This valuation hierarchy comprises 3 levels.

(i)

Level 1: The valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the reporting period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and shall be used without adjustment to measure fair value whenever available.

(ii)

Level 2: The fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period.

(iii)

Level 3: The Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data is available. The inputs reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information, including internal data.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

6.  FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

The tables below present the Group’s financial assets measured at fair value through profit or loss as of December 31, 2025, 2024 and 2023, and their allocation to their fair value hierarchy levels:

	2025
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	360,622	-	-	360,622
- Private securities - NO	19,947	-	-	19,947

	380,569	-	-	380,569

Cash and cash equivalents:
- Mutual funds	554,227	-	-	554,227
- Public securities	34,812	-	-	34,812

	589,039	-	-	589,039

	969,608	-	-	969,608

	2024
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	392,011	-	-	392,011
- Private securities - NO	9,371	-	-	9,371

	401,382	-	-	401,382

Cash and cash equivalents:
- Mutual funds	451,416	-	-	451,416
- Public securities	-	-	-	-

	451,416	-	-	451,416

	852,798	-	-	852,798

	2023
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	91,604	-	-	91,604
- Private securities - NO	-	-	-	-

	91,604	-	-	91,604

Cash and cash equivalents:
- Mutual funds	76,949	-	-	76,949
- Public securities	-	-	-	-

	76,949	-	-	76,949

	168,553	-	-	168,553

The Group has no financial liabilities measured at fair value through profit or loss.

Fair value estimates

The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2025, 2024 and 2023, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining loans, amounted to 15,514,096, 9,079,899 and 6,090,387 as of December 31, 2025, 2024 and 2023, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their carrying amount.

7.  INTANGIBLE ASSETS

	2025	2024	2023
Net carrying amount of intangible assets	1,606,432	546,765	328,574
Provision for impairment of intangible assets (1)	(57,623)	(40,938)	(32,057)

	1,548,809	505,827	296,517

(1)	Includes 16,685, 8,881 and 25,023 corresponding to the conversion effect as of December 31, 2025, 2024, and 2023, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

7. INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Service concessions	Exploration rights and hydrocarbon resources	Other intangibles	Total
Cost	165,179	19,557	80,186	264,922
Accumulated amortization	119,496	-	70,340	189,836
Balance as of December 31, 2022	45,683	19,557	9,846	75,086

Cost
Increases	15,827	-	1,665	17,492
Increases from business combinations	-	-	-	-
Translation effect	597,564	69,276	236,678	903,518
Adjustment for inflation (1)	-	-	29,098	29,098
Decreases, reclassifications and other movements	-	(96)	7	(89)

Accumulated amortization
Increases	8,805	-	6,311	15,116
Translation effect	439,609	-	227,961	667,570
Adjustment for inflation (1)	-	-	13,845	13,845
Decreases, reclassifications and other movements	-	-	-	-

Cost	778,570	88,737	347,634	1,214,941
Accumulated amortization	567,910	-	318,457	886,367
Balance as of December 31, 2023	210,660	88,737	29,177	328,574

Cost
Increases	80,146	-	14,218	94,364
Increases from business combinations	-	-	-	-
Translation effect	223,954	24,583	85,173	333,710
Adjustment for inflation (1)	-	-	52,369	52,369
Decreases, reclassifications and other movements	-	-	52,373	52,373

Accumulated amortization
Increases	25,017	-	17,127	42,144
Translation effect	160,502	-	81,135	241,637
Adjustment for inflation (1)	-	-	30,945	30,945
Decreases, reclassifications and other movements	-	-	(101)	(101)

Cost	1,082,670	113,320	551,767	1,747,757
Accumulated amortization	753,429	-	447,563	1,200,992
Balance as of December 31, 2024	329,241	113,320	104,204	546,765

Cost
Increases	92,236	-	12,529	104,765
Increases from business combinations	-	759,941	-	759,941
Translation effect	456,262	107,049	187,306	750,617
Adjustment for inflation (1)	-	-	34,598	34,598
Decreases, reclassifications and other movements	-	(57,196)	34,934	(22,262)

Accumulated amortization
Increases	34,237	-	46,335	80,572
Translation effect	312,637	-	156,503	469,140
Adjustment for inflation (1)	-	-	22,323	22,323
Decreases, reclassifications and other movements	-	-	(4,043)	(4,043)

Cost	1,631,168	923,114	821,134	3,375,416
Accumulated amortization	1,100,303	-	668,681	1,768,984
Balance as of December 31, 2025	530,865	923,114	152,453	1,606,432

(1)

Corresponds to the adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Likewise, in accordance with IFRS 8 “Operating segments”, intangible assets are geographically located in Argentina.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

8.  PROPERTY, PLANT AND EQUIPMENT

	2025	2024	2023
Net carrying amount of property, plant and equipment	28,902,606	20,049,632	16,568,207
Provision for obsolescence of materials and equipment	(701,832)	(229,813)	(137,679)
Provision for impairment of property, plant and equipment	(518,220)	(512,396)	(2,137,101)

	27,682,554	19,307,423	14,293,427

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

8.  PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	247,293	8,868,357		1,536,447	93,406	211,034	687,431	6,482	147,220	237,965	205,073	164,943	12,405,651
Accumulated depreciation	123,791	7,488,710		972,786	63,640	-	-	-	135,000	163,929	103,227	121,357	9,172,440

Balance as of December 31, 2022	123,502	1,379,647		563,661	29,766	211,034	687,431	6,482	12,220	74,036	101,846	43,586	3,233,211

Cost
Increases	476	410,064	(4)	28,572	4,713	399,126	1,449,234	43,380	2,094	2	-	6,160	2,343,821	(6)
Increases from business combinations	-	-		-	-	-	-	-	-	-	-	-	-
Translation effect	740,062	32,899,284		5,592,370	364,539	810,807	3,080,941	62,942	520,981	869,318	-	409,631	45,350,875
Adjustment for inflation (5)	85,662	-		-	26,522	9,196	22,135	-	14,415	-	433,540	105,507	696,977
Decreases, reclassifications and other movements	9,141	671,825		34,455	56,467	(272,424)	(666,690)	(7,763)	15,754	8,713	14,559	(2,370)	(138,333)	(3)

Accumulated depreciation
Increases	9,712	799,009	(4)	107,853	11,660	-	-	-	11,237	19,124	8,011	13,087	979,693
Translation effect	375,211	27,962,627		3,646,639	207,294	-	-	-	476,315	611,179	-	319,916	33,599,181
Adjustment for inflation (5)	46,142	-		-	17,401	-	-	-	12,880	-	218,230	71,627	366,280
Decreases, reclassifications and other movements	(220)	(21,601)		-	(2,133)	-	-	-	-	(2,234)	(26)	(596)	(26,810)

Cost	1,082,634	42,849,530		7,191,844	545,647	1,157,739	4,573,051	105,041	700,464	1,115,998	653,172	683,871	60,658,991
Accumulated depreciation	554,636	36,228,745		4,727,278	297,862	-	-	-	635,432	791,998	329,442	525,391	44,090,784

Balance as of December 31, 2023	527,998	6,620,785	(1)	2,464,566	247,785	1,157,739	4,573,051	105,041	65,032	324,000	323,730	158,480	16,568,207

Cost
Increases	507	175,785	(4)	82,395	28,183	1,191,783	3,753,330	107,648	2,210	-	-	14,688	5,356,529	(6)
Increases from business combinations	-	-		-	-	-	-	-	-	-	-	-	-
Translation effect	240,319	6,913,347		2,031,025	135,356	288,903	1,067,400	10,202	180,482	320,721	-	140,517	11,328,272
Adjustment for inflation (5)	155,605	-		-	50,009	16,763	24,791	-	31,817	-	769,175	185,137	1,233,297
Decreases, reclassifications and other movements	(81,297)	(20,558,160)		311,632	(8,984)	(1,049,173)	(3,162,649)	(162,656)	6,390	177,438	(4,730)	(40,697)	(24,572,886)	(3)(7)

Accumulated depreciation
Increases	26,316	1,973,824		342,722	38,468	-	-	-	36,186	67,073	25,870	32,778	2,543,237
Translation effect	123,342	5,510,439		1,350,293	67,335	-	-	-	165,544	226,056	-	109,961	7,552,970
Adjustment for inflation (5)	81,978	-		-	33,454	-	-	-	22,907	-	387,951	131,921	658,211
Decreases, reclassifications and other movements	(52,381)	(20,701,202)		(57)	(47,621)	-	-	-	(34,141)	(11,851)	(12,806)	(30,572)	(20,890,631)	(7)

Cost	1,397,768	29,380,502		9,616,896	750,211	1,606,015	6,255,923	60,235	921,363	1,614,157	1,417,617	983,516	54,004,203
Accumulated depreciation	733,891	23,011,806		6,420,236	389,498	-	-	-	825,928	1,073,276	730,457	769,479	33,954,571

Balance as of December 31, 2024	663,877	6,368,696	(1)	3,196,660	360,713	1,606,015	6,255,923	60,235	95,435	540,881	687,160	214,037	20,049,632

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

8.  PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress		Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,397,768	29,380,502		9,616,896	750,211	1,606,015	6,255,923	60,235		921,363	1,614,157	1,417,617	983,516	54,004,203
Accumulated depreciation	733,891	23,011,806		6,420,236	389,498	-	-	-		825,928	1,073,276	730,457	769,479	33,954,571

Balance as of December 31, 2024	663,877	6,368,696	(1)	3,196,660	360,713	1,606,015	6,255,923	60,235		95,435	540,881	687,160	214,037	20,049,632

Cost
Increases	998	193,786		145,749	23,738	1,092,716	4,773,047	65,539		4,823	61	-	11,277	6,311,734	(6)
Increases from business combinations	15,846	217,829		73,466	110,066	62,572	55,125	-		-	-	-	-	534,904
Translation effect	460,776	12,769,595		4,011,197	303,398	567,419	2,229,359	9,263		351,490	666,855	-	256,368	21,625,720
Adjustment for inflation (5)	90,170	-		-	34,715	11,388	16,961	-		20,784	-	441,446	111,579	727,043
Decreases, reclassifications and other movements	(42,594)	(2,390,050)	(4)	749,629	242,878	(1,500,349)	(5,477,667)	(115,194)		30,459	45,237	57,912	(23,974)	(8,423,713)	(3)	(8)	(9)

Accumulated depreciation
Increases	34,109	2,904,444	(4)	487,506	78,303	-	-	-		50,106	92,608	37,302	38,653	3,723,031
Translation effect	236,103	9,786,042		2,693,411	134,340	-	-	-		323,524	453,051	-	209,482	13,835,953
Adjustment for inflation (5)	49,029	-		-	21,358	-	-	-		14,160	-	227,464	81,617	393,628
Decreases, reclassifications and other movements	(36,193)	(5,901,506)		-	(38,374)	-	-	-		(13,262)	(997)	(1,517)	(38,049)	(6,029,898)	(8)	(9)

Cost	1,922,964	40,171,662		14,596,937	1,465,006	1,839,761	7,852,748	19,843		1,328,919	2,326,310	1,916,975	1,338,766	74,779,891
Accumulated depreciation	1,016,939	29,800,786		9,601,153	585,125	-	-	-		1,200,456	1,617,938	993,706	1,061,182	45,877,285

Balance as of December 31, 2025	906,025	10,370,876	(1)	4,995,784	879,881	1,839,761	7,852,748	19,843	(2)	128,463	708,372	923,269	277,584	28,902,606

(1)	Includes 425,013, 148,096 and 217,209 of mineral property as of December 31, 2025, 2024 and 2023, respectively.
(2)

As of December 31, 2025, there are 12 exploratory wells in progress. During the year ended on such date, drilling of 12 wells were started, 2 wells were charged to exploratory expense and 8 well was transferred to properties with proved reserves in the “Mining property, wells and related equipment” account.

(3)	Includes 25,858, 1,851 and 1,113 of net carrying amount charged to provision for obsolescence of materials and equipment for the years ended December 31, 2025, 2024 and 2023, respectively.
(4)

Includes (320,112), 175,785 and 409,372 corresponding to (reversal) / costs of hydrocarbon wells abandonment as of December 31, 2025, 2024 and 2023, respectively, and 119,415 and 10,260 of depreciation recovery for the years ended December 31, 2025 and 2023, respectively.

(5)

Corresponds to adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(6)

Includes 11,262, 27,988 and 16,787 corresponding to short-term leases as of December 31, 2025, 2024 and 2023, respectively; includes 17,467, 18,950 and 1,714 corresponding to the variable charge of leases related to the underlying asset use or performance as of December 31, 2025, 2024 and 2023, respectively. Additionally, includes 69,283, 54,645 and 20,484 corresponding to the capitalization of depreciation of right-of-use assets as of December 31, 2025, 2024 and 2023, respectively (see Note 9); and 9,255, 8,229 and 3,627 corresponding to capitalization of the financial accretion of the lease liability as of December 31, 2025, 2024 and 2023, respectively (see Note 21).

(7)

Includes 23,924,294 and 20,852,844 of cost and accumulated depreciation, respectively, of assets related to the Mature Fields Project reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.a).

(8)

Includes 404,035 and 78,681 of cost and accumulated depreciation, respectively, of assets related to the “Aguada del Chañar” exploitation concession reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.b).

(9)

Includes 6,700,490 and 5,614,054 of cost and accumulated depreciation, respectively, of assets related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.a).

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

8.  PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the fiscal year ended December 31, 2025, 2024 and 2023, the rate of capitalization was 7.10%, 7.22% and 7.89%, respectively, and the amount capitalized amounted to 17,662, 5,600 and 4,468, respectively.

Set forth present is the evolution of the provision for obsolescence of materials and equipment for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Balance at the beginning of the year	229,813	137,679	26,671
Increases charged to profit or loss	453,929	53,312	8,914
Decreases charged to profit or loss	(54,034)	-	-
Applications due to utilization	(25,858)	(1,851)	(1,113)
Translation effect	165,860	39,513	102,592
Adjustment for inflation (1)	1,463	1,160	615
Reclassifications	(69,341)	-	-

Balance at the end of the year	701,832	229,813	137,679

(1)

Corresponds to the adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth present is the evolution of the provision for impairment of property, plant and equipment for the years ended December 31, 2025, 2024 and 2023:

	2025	2024		2023
Balance at the beginning of the year	512,396	2,137,101		106,234
Increases charged to profit or loss	3,503	67,084		1,614,373
Decreases charged to profit or loss	(10,107)	-		-
Depreciation (1)	(168,137)	(283,138)		(72,219)
Translation effect	175,215	180,250		485,524
Adjustment for inflation (2)	5,350	5,117		3,189
Reclassifications	-	(1,594,018	)(3)	-

Balance at the end of the year	518,220	512,396		2,137,101

(1)	Included in “Depreciation of property, plant and equipment” line item in the statement of comprehensive income, see Note 27.
(2)

Corresponds to the adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(3)

Includes 1,591,224 of the provision for impairment associated with assets related to the Mature Fields Project reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.a).

The Group estimates the recoverable amount of property, plant and equipment based on the guidelines and methodology mentioned in Notes 2.b.5) and 2.c).

The Group permanently monitors the outlook of the businesses where it operates. In general, it analyzes macroeconomic variables such as price indexes and currency devaluation, among others, and in particular, for the natural gas market, the demand volume to be covered and natural gas sales prices.

In relation to the natural gas market, incentive schemes were established in recent years in order to increase the domestic production of natural gas. As of 2018 and 2019, an excess in the supply from the increased production on unconventional fields with respect to the domestic demand was observed at specific times of the year, an unusual situation in the past, which affected natural gas production due to the temporary shutdown of wells. This situation generated a reduction in natural gas sales prices in the local market, which generated a drop in natural gas production due to the lack of incentives to develop projects. Consequently, on November 16, 2020, the National Government approved the Plan GasAr 2020-2024 with the aim of making viable investments to increase the production of natural gas in all the country’s basins and satisfy the hydrocarbon needs of the local market. Subsequently and with the same objective, on November 4, 2022, the National Government approved the Plan GasAr 2023-2028. Within this framework, YPF undertook natural gas production commitments in the Neuquina and Northwest basins. See Note 35.f.1).

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

8.  PROPERTY, PLANT AND EQUIPMENT (cont.)

As of September 30, 2023, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Neuquina Basin of 176,769 (114,900 net of the income tax effect), generated by a combination of variables, including mainly, a higher competition in the domestic natural gas market which may lead to a drop in natural gas sales prices in the medium and long term and a consequent adequacy of our production. The discount rate after income tax used as of September 30, 2023 was 14.89%. In addition, as of December 31, 2023, the carrying amount of the net assets of the CGU Gas - Neuquina Basin amounted to 1,936,680 and approximated its recoverable amount.

On February 29, 2024 (see Note 11.a)) YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin and analyzed fair value less cost of disposal to be less than their carrying amount. The Company considered this to be an impairment loss indicator under IAS 36. Accordingly, the Company performed an impairment review separately from its CGU and recognized an impairment charge of property, plant and equipment of 1,437,603 (934,442 net of the income tax effect) as of December 31, 2023, considering the net assets and recoverable amount of each disposal group.

Considering, most of the transactions of oil and gas assets in Argentina during recent years are related to fields where the main targeted reservoirs are unconventional formations (specifically, the Vaca Muerta formation), and for the transactions that could be considered comparable to the assets evaluated in each disposal group, the publicly available information was insufficient to derive conclusions for a fair value in active markets for identical assets to those of each disposal group (Level 1), or inputs other than quoted prices included within Level 1 that are observable for the assets, either directly or indirectly (Level 2), the recoverable amount for each disposal group was determined applying an asset valuation technique commonly used in the oil and gas industry which is the discounted cash flow analysis technique. This valuation technique is considered to be Level 3 in the fair value hierarchy due to unobservable inputs used in the valuation, representing the fair value less costs of disposal measurement. In estimating the discounted cash flows of the disposal groups, the Company worked closely with a third-party qualified independent valuer not related to the Group, with appropriate qualifications, to establish the appropriate valuation techniques and inputs to the model.

This valuation technique required projections of production, operating expenses, capital expenditures, hydrocarbon wells abandonment costs, royalties and taxes and the date of the termination of the concessions. The key assumptions to which the disposal groups recoverable amounts are most sensitive are production, crude oil and natural gas prices, discount rate and macroeconomic variables. Values for reserves were expressed in terms of future gross revenues, future net revenues, present value and considering a ten-year extension of the termination of certain concessions expiring in the near term. Future net revenues were calculated by deducting from future gross revenues royalties paid in cash, operating expenses, capital expenditures and hydrocarbon wells abandonment costs, production taxes, and income tax. Operating expenses include fields operating expenses, transportation and processing expenses, and an allocation of overhead that directly relates to production activities. Capital expenditures include drilling and completion costs, facilities costs, and maintenance costs. Hydrocarbon wells abandonment costs are those costs associated with the removal of facilities, plugging of wells and reclamation and restoration associated with the abandonment of hydrocarbon wells. The recoverable amount was defined as future net revenues discounted at a discount rate after income tax, which as of December 31, 2023 was 15%.

As of December 31, 2024, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Northwest Basin of 58 (37 net of income tax effect), generated by a combination of variables, but mainly due to production costs increases. The discount rate after income tax used as of December 31, 2024 was 14.80%, and the recoverable amount after income tax as of such date of the CGU Gas - Northwest Basin was 28. In addition, as of December 31, 2024, the carrying amount of the net assets of the CGU Gas - Neuquina Basin amounted to 2,769 and approximated its recoverable amount.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

8.  PROPERTY, PLANT AND EQUIPMENT (cont.)

As of December 31, 2025, the carrying amounts of the net assets of the CGU Gas - Cuenca Neuquina and the CGU Gas - Cuenca Noroeste amount to 2,804 and 9, respectively. The Group will continue analyzing the prospects for the variables mentioned above to further estimate their impact on expected cash flows.

Likewise, in accordance with IFRS 8, the distribution of property, plant and equipment by geographic area is broken down below:

	2025	2024	2023
Argentina	27,681,103	19,306,393	14,284,952
Mercosur and associated countries	1,451	1,030	8,475

	27,682,554	19,307,423	14,293,427

9.  RIGHT-OF-USE ASSETS

Lease contracts in which the Group is the lessee mainly correspond to:

-	Land and buildings, which include:

(i)

Reservoirs and land necessary to mount surface installations for the underground storage of natural gas, whose contracts have an average term of 4 years and establish minimum guaranteed payments based on the contractual terms and conditions.

(ii)	Permits for the use of ports and land, whose contracts have an average term of 7 years and establish minimum guaranteed payments based on the contractual terms and conditions.

-

Exploitation equipment and facilities, which include drilling and workover equipment and lifting pumps. These contracts with an average term of 7 years, establish minimum guaranteed payments on the basis of the availability the Group has over these assets, and variable payments calculated on the basis of a rate per unit of use (per hour or day).

-	Machinery and equipment, which include:

(i)

Equipment for natural gas compression and power generation, whose contracts have an average term of 6 years and establish minimum payments based on the available power, and variable payments calculated on the basis of a rate per generation unit.

(ii)	Regasification and gas liquefaction equipment, whose contracts have an average term of 4 years and establish minimum guaranteed payments based on the availability the Group has over these assets.

-	Gas stations, whose contracts include the lease of land and associated facilities, have an average term of 10 years and establish payments based on a given quantity of fuel.

-	Transportation equipment, which include:

(i)	Vessels and barges for hydrocarbon transportation, whose contracts have an average term of 3 years and establish minimum guaranteed payments based on the availability the Group has over these assets.

(ii)

Truck fleets, whose contracts have an average term of 3 years and establish variable payments estimated on the basis of a rate per unit of use (per kilometer travelled). In some cases, minimum payments are stipulated based on the availability the Group has over these assets.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

9.  RIGHT-OF-USE ASSETS (cont.)

The evolution of the Group’s right-of-use assets as of December 31, 2025, 2024 and 2023 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	5,821	87,518	50,190	17,582	65,670	226,781
Accumulated depreciation	3,318	53,271	37,051	7,806	29,587	131,033

Balance as of December 31, 2022	2,503	34,247	13,139	9,776	36,083	95,748

Cost
Increases	3,405	37,683	95,298	529	93,968	230,883
Translation effect	26,726	346,814	220,773	47,955	242,762	885,030
Adjustment for inflation (2)	313	-	-	8,705	-	9,018
Decreases, reclassifications and other movements	(3,085)	(15,108)	(759)	-	-	(18,952)

Accumulated depreciation
Increases	1,870	35,733	12,964	3,754	32,188	86,509	(1)
Translation effect	14,170	248,121	153,258	23,738	162,802	602,089
Adjustment for inflation (2)	304	-	-	5,070	-	5,374
Decreases, reclassifications and other movements	(119)	(1,309)	-	-	-	(1,428)

Cost	33,180	456,907	365,502	74,771	402,400	1,332,760
Accumulated depreciation	19,543	335,816	203,273	40,368	224,577	823,577

Balance as of December 31, 2023	13,637	121,091	162,229	34,403	177,823	509,183

Cost
Increases	10,773	15,896	216,356	11,394	184,981	439,400
Translation effect	10,643	125,662	105,917	17,174	116,854	376,250
Adjustment for inflation (2)	571	-	-	14,918	-	15,489
Decreases, reclassifications and other movements	(862)	(13,635)	(55,853)	(2,112)	(10,523)	(82,985)

Accumulated depreciation
Increases	6,648	90,856	82,532	9,916	112,564	302,516	(1)
Translation effect	6,138	104,355	61,555	9,885	75,240	257,173
Adjustment for inflation (2)	567	-	-	10,117	-	10,684
Decreases, reclassifications and other movements	-	(13,635)	(52,954)	(1,167)	(10,523)	(78,279)

Cost	54,305	584,830	631,922	116,145	693,712	2,080,914
Accumulated depreciation	32,896	517,392	294,406	69,119	401,858	1,315,671

Balance as of December 31, 2024	21,409	67,438	337,516	47,026	291,854	765,243

Cost
Increases	68	53,812	48,834	-	167,983	270,697
Translation effect	19,563	234,322	273,756	36,037	304,986	868,664
Adjustment for inflation (2)	343	-	-	8,694	-	9,037
Decreases, reclassifications and other movements	(9,405)	(24,266)	(5,740)	-	(62,048)	(101,459)

Accumulated depreciation
Increases	6,816	41,657	137,915	14,579	223,316	424,283	(1)
Translation effect	13,881	218,278	150,048	21,368	202,146	605,721
Adjustment for inflation (2)	341	-	-	6,758	-	7,099
Decreases, reclassifications and other movements	(1,119)	(2,634)	-	-	(370)	(4,123)

Cost	64,874	848,698	948,772	160,876	1,104,633	3,127,853
Accumulated depreciation	52,815	774,693	582,369	111,824	826,950	2,348,651

Balance as of December 31, 2025	12,059	74,005	366,403	49,052	277,683	779,202

(1)

Includes 355,000, 247,871 and 66,025 that were charged to “Depreciation of right-of-use assets” line in the statement of comprehensive income for the years ended December 31, 2025, 2024 and 2023, respectively, (see Note 27), and includes 69,283, 54,645 and 20,484 that were capitalized in “Property, plant and equipment” in the statement of financial position (see Note 8).

(2)

Corresponds to the adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Likewise, in accordance with IFRS 8, right-of-use assets are geographically located in Argentina.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

10.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the value of the investments in associates and joint ventures at an aggregate level as of December 31, 2025, 2024 and 2023:

	2025	2024	2023
Amount of investments in associates	473,518	218,296	114,767
Amount of investments in joint ventures	1,861,228	1,801,494	1,237,114

	2,334,746	2,019,790	1,351,881

The main concepts which affected the value of the aforementioned investments during the years ended December 31, 2025, 2024 and 2023, correspond to:

	2025		2024	2023
Balance at the beginning of the year	2,019,790		1,351,881	337,175
Acquisitions and contributions	113,669		30	1,174
Capitalization in associates and joint ventures	13,726		-	-
Income on investments in associates and joint ventures	149,044		358,335	(30,909)
Distributed dividends	(292,912)	(4)	(154,131)	(59,949)
Translation differences	773,380		386,181	1,069,951
Adjustment for inflation (1)	25,562		77,494	34,439
Decrease from sale of companies (2)	(379,476)		-	-
Other movements (3)	(88,037)		-	-

Balance at the end of the year	2,334,746		2,019,790	1,351,881

(1)

Corresponds to the adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)	Corresponds to the decrease due to the sale of Profertil, see Note 3.
(3)	Corresponds to the decrease in the OLCLP and Refinor joint ventures, see Note 3.
(4)	Includes 32,495 that were offset by trade liabilities.

The following table presents the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the years ended December 31, 2025, 2024 and 2023. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates			Joint ventures
	2025	2024	2023	2025	2024	2023
Net income	71,585	24,422	(9,936)	77,459	333,913	(20,973)
Other comprehensive income	115,393	80,348	95,525	683,549	383,327	1,008,865

Comprehensive income for the year	186,978	104,770	85,589	761,008	717,240	987,892

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

10.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

The financial information corresponding to YPF EE’s assets and liabilities as of December 31, 2025, 2024 and 2023, as well as the results as of such dates, are detailed below:

	2025 (1)	2024 (1)	2023 (1)
Total non-current assets	3,218,215	2,211,995	1,695,838
Cash and cash equivalents	295,707	247,353	92,268
Other current assets	322,617	251,358	122,840
Total current assets	618,324	498,711	215,108

Total assets	3,836,539	2,710,706	1,910,946

Financial liabilities (excluding “Accounts payable”, “Provisions” and “Other liabilities” items)	1,139,987	758,135	581,324
Other non-current liabilities	253,371	66,714	164,041
Total non-current liabilities	1,393,358	824,849	745,365
Financial liabilities (excluding “Accounts payable”, “Provisions” and “Other liabilities” items)	339,899	299,548	151,832
Other current liabilities	270,412	219,601	115,508
Total current liabilities	610,311	519,149	267,340

Total liabilities	2,003,669	1,343,998	1,012,705

	-	-	-

Total shareholders’ equity (2)	1,832,870	1,366,708	898,241

Dividends received	52,332	37,260	9,000

	2025(1)	2024(1)	2023(1)
Revenues	814,013	488,328	156,557
Interest income	16,416	27,962	12,434
Depreciation and Amortization	(219,093)	(147,055)	(42,077)
Interest loss	(77,769)	(60,739)	(16,658)
Income tax	(258,697)	178,300	(78,435)
Operating profit	337,982	109,428	80,385

Net profit	6,222	252,764	(15,515)
Other comprehensive income	557,758	266,999	712,032

Total comprehensive income	563,980	519,763	696,517

(1)

The financial information arises from the consolidated financial statements of YPF EE. On this information, accounting adjustments have been made for the calculation of equity method value and in the results of YPF EE. The equity and adjusted results do not differ significantly from the financial information disclosed here.

(2)	Includes the non-controlling interest.

The following table presents the value of the investments in associates and joint ventures on a disaggregated basis as of December 31, 2025, 2024 and 2023:

Name of entity	2025	2024	2023
Joint ventures: (1)
YPF EE	1,201,014	901,172	593,108
MEGA	241,421	187,180	107,324
Profertil (2)	-	355,290	273,236
OLCLP (2)	-	44,672	27,436
CT Barragán	350,820	236,551	201,738

Associates:
Oldelval	142,790	64,488	44,580
Termap	29,368	20,843	12,121
OTAMERICA	51,012	39,533	20,207
CDS	42,216	32,210	20,757
YPF Gas	76,467	53,571	14,003
VMOS	106,213	-	-
Others (3)	93,425	84,280	37,371

	2,334,746	2,019,790	` 1,351,881

(1)	Based on the terms of the shareholders’ agreements, there is joint control by the shareholders of these companies.
(2)	See Note 3.
(3)	Includes Refinor, OTA, OTC, GPA, Petrofaro S.A., Bioceres S.A., Bizoy S.A., Santa Fe Bio S.A. and Southern Energy S.A. Since October 28, 2025 Refinor is a subsidiary of YPF, see Note 3.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

10.  INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

In accordance with the requirements of the CNV regulations, the following is the legal information on associates and joint ventures:

			Information about the issuing entity
	Characteristics of securities (2)		Last financial statements available
Denomination and issuer	Nominal value	Quantity	Date	Capital	Result	Shareholders’ equity	Cost (1)
Joint ventures:
YPF EE	1	2,810,302,766	31/12/2025	3,747	(5,294)	1,617,987	-
MEGA	1	244,246,140	31/12/2025	643	124,566	636,342	-
CT Barragán	1	4,279,033,952	31/12/2025	8,558	31,308	703,859	4,348

Associates:
Oldelval	10	4,072,749	31/12/2025	110	124,892	400,166	-
Termap	10	476,034	31/12/2025	14	(3,732)	85,206	-
OTAMERICA	10	351,167	31/12/2025	12	46,727	154,970	-
CDS	0.01	11,870,716,511	31/12/2025	1,158	23,739	412,078	-
YPF Gas	1	59,821,434	31/12/2025	176	28,824	224,236	-
VMOS	1	30,300,127,549	31/12/2025	123,724	(68,467)	436,457	92,542

Other entity’s (3)	-	-	-	-	-	-	15,983

							112,873

(1)	Corresponds to the net cost of dividends received and capital reductions.
(2)	The values correspond to ordinary shares
(3)	Includes Refinor, OTA, OTC, GPA, Petrofaro S.A., Bioceres S.A., Bizoy S.A., Santa Fe Bio S.A. and Southern Energy S.A. Since October 28, 2025 Refinor is a subsidiary of YPF, see Note 3.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

11.  ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES.

The following table presents the main assets held for sale and associated liabilities as of December 31, 2025 and 2024:

	Upstream	Midstream and Downstream	Total
For the year ended December 31, 2025
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	1,470,346	-	1,470,346
Property, plant and equipment - Gas stations	-	8,875	8,875
Assets of YPF Brasil	-	/-	-

	1,470,346	8,875	1,479,221

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	1,700,516	-	1,700,516
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	6,817	-	6,817
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	6,212	-	6,212
Liabilities of YPF Brasil	-	-	-

	1,713,545	-	1,713,545

	Upstream	Midstream and Downstream	Total
For the year ended December 31, 2024
Assets held for sale
Property, plant and equipment - Optimization plan of the conventional Upstream portfolio	1,551,664	-	1,551,664
Property, plant and equipment - Gas stations	-	9,719	9,719
Assets of YPF Brasil (1)	-	21,775	21,775

	1,551,664	31,494	1,583,158

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Optimization plan of the conventional Upstream portfolio	2,113,047	-	2,113,047
Provision for environmental liabilities - Optimization plan of the conventional Upstream portfolio	55,422	-	55,422
Liabilities for concessions - Optimization plan of the conventional Upstream portfolio	14,572	-	14,572
Liabilities of YPF Brasil (1)	-	18,576	18,576

	2,183,041	18,576	2,201,617

(1)	On January 31, 2025, YPF sold its 100% interest in YPF Brasil.

As of December 31, 2023, the Group did not classify assets as held for sale.

11.a) Optimization plan of the conventional Upstream portfolio

11.a.1) Description of the Plan

On February 29, 2024, YPF’s Board of Directors resolved the disposal of certain groups of assets related to the Upstream business segment, mainly mature fields related to the CGU Oil, CGU Gas - Austral Basin and CGU Gas - Neuquina Basin. This disposal of assets related to mature fields, named “Mature Fields Project”, is consistent with the Company’s management plans, which considers that the rationalization of the conventional Upstream portfolio is one of the drivers on which the YPF’s strategy is based, with focus on activities and investments in unconventional fields.

During 2024 and 2025 YPF signed different assignment agreements for 15 groups of assets (46 areas), subject to the fulfillment of agreed closing conditions, including applicable regulatory and provincial approvals. The remaining groups of assets are in negotiations with third parties for their disposal or reversion.

As part of the optimization plan of the conventional Upstream portfolio, on December 11, 2025, YPF’s Board of Directors resolved the disposal of new groups of assets related to 3 areas in the Provinces of Mendoza and Chubut. During January and February 2026 YPF signed assignment agreements for these assets, subject to the fulfillment of agreed closing conditions, including applicable regulatory and provincial approvals.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

As of the date of issuance of these consolidated financial statements, as mentioned above, the Company has signed assignment agreements for certain groups of assets that are subject to closing conditions mainly related to regulatory and provincial approvals, for which the Company is taking the necessary steps to close; and it is highly probable that these assets will be disposed. In addition, the Company maintains groups of assets as held for sale for which agreements have not yet been signed but continuous in negotiations with third parties for their disposal or reversal. The delay in the fulfillment of the plan for the disposal of mature fields is due to the complexity of the negotiations, which is beyond the Company’s control. As of the date of issuance of these consolidated financial statements, the Company considers that the disposal of such assets continues to be highly probable during 2026.

The assignment and/or reversion that have met the agreed closing conditions as of December 31, 2025, and therefore the transaction was settled are described below:

•	Escalante - El Trébol

On October 29, 2024, Decree No. 1,509/2024 was published in the Official Gazette of the Province of Chubut, which authorized the assignment of 100% of YPF’s rights and obligations in the “Escalante - El Trébol” exploitation concession in favor of PECOM Servicios Energía S.A.U. (“PECOM”), being the granting of the extension of such concession subject to the fulfillment of certain conditions by YPF and by PECOM.

On November 15, 2024, after the fulfillment of the closing conditions by YPF and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of PECOM was formalized.

•	Llancanelo and Llancanelo R

On November 28, 2024, Resolution No. 335/2024 was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in the “Llancanelo” and “Llancanelo R” exploitation concessions in favor of Petroquímica Comodoro Rivadavia S.A. (“PCR”).

On December 5, 2024, after the fulfillment of the closing conditions by YPF and PCR, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PCR was formalized.

•	Estación Fernández Oro

On December 19, 2024, Decree No. 525/2024 was published in the Official Gazette of the Province of Río Negro, which authorized the transfer of 100% of YPF’s rights and obligations in the “Estación Fernández Oro” exploitation concession in favor of Quintana E&P Argentina S.R.L., Quintana Energy Investments S.A., and Gas Storage and Midstream Services S.A. (“Quintana Consortium”).

On February 3, 2025, after the fulfillment of the closing conditions by YPF and Quintana Consortium, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of Quintana Consortium was formalized.

•	Campamento Central - Cañadón Perdido

On January 6, 2025, Decree No. 1,892/2024 was published in the Official Gazette of the Province of Chubut, which authorized the transfer of 100% of the rights and obligations in the “Campamento Central - Cañadón Perdido” exploitation concession, in which YPF held a working interest of 50%, in favor of PECOM.

On January 31, 2025, after the fulfillment of the closing conditions by YPF and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concession in favor of PECOM was formalized.

•	Barrancas, Vizcacheras, La Ventana, Ceferino, Mesa Verde and Río Tunuyán

On January 29, 2025, Resolution No. 16/2025 was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in “Barrancas”, “Vizcacheras”, “La Ventana”, “Ceferino”, “Mesa Verde” and “Río Tunuyán” exploitation concessions in favor of Petróleos Sudamericanos S.A. (“PS”).

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

On March 27, 2025, after the fulfillment of the closing conditions by YPF and PS, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PS was formalized with effective date as of April 1, 2025.

•	Señal Cerro Bayo, Volcán Auca Mahuida, Don Ruiz and Las Manadas

On April 7, 2025, Decree No. 372/2025 was published in the Official Gazette of the Province of Neuquén, which authorized the transfer of 100% of YPF’s rights and obligations in “Señal Cerro Bayo”, “Volcán Auca Mahuida”, “Don Ruiz” and “Las Manadas” exploitation concessions in favor of Bentia Energy S.A. (“Bentia”) and Ingeniería SIMA S.A.

On June 6, 2025, after the fulfillment of the closing conditions by YPF, Bentia and Ingeniería SIMA S.A., the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Bentia and Ingeniería SIMA S.A. was formalized.

•	Al Norte de la Dorsal, Octógono and Dadín

On April 9, 2025, Decree No. 380/2025 was published in the Official Gazette of the Province of Neuquén, which authorized the transfer of 100% of YPF’s rights and obligations in “Al Norte de la Dorsal” and “Octógono” exploitation concessions in favor of Bentia.

On June 10, 2025, after the fulfillment of the closing conditions by YPF and Bentia related to “Al Norte de la Dorsal” and “Octógono” exploitation concessions, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Bentia was formalized. Likewise, on November 7, 2025, the transfer of 100% of the rights and obligations of YPF in the “Dadín” exploitation concession to Bentia was formalized.

•

Cerro Piedra - Cerro Guadal Norte, Barranca Yankowsky, Los Monos, El Guadal - Lomas del Cuy, Cañadón Vasco, Cañadón Yatel, Pico Truncado - El Cordón, Los Perales - Las Mesetas, Cañadón León - Meseta Espinosa and Cañadón de la Escondida - Las Heras

On April 2, 2025, YPF signed a Memorandum of Understanding (“MOU”) with the Province of Santa Cruz and Fomicruz S.E. (“Fomicruz”) for the purpose of establishing the general terms and conditions upon which the assignment by YPF to Fomicruz of the exploitation concessions “Cerro Piedra - Cerro Guadal Norte”, “Barranca Yankowsky”, “Los Monos”, “El Guadal - Lomas del Cuy”, “Cañadón Vasco”, “Cañadón Yatel”, “Pico Truncado - El Cordón”, “Los Perales - Las Mesetas”, “Cañadón León - Meseta Espinosa”, “Cañadón de la Escondida - Las Heras” and the transportation concessions associated with such concessions will be negotiated. The aforementioned MOU, subject to approval by YPF’s Board of Directors and the issuance of the corresponding decree by the Province of Santa Cruz, was approved by YPF’s Board of Directors on April 9, 2025 and Decree No. 376/2025 was issued by the Province of Santa Cruz on May 6, 2025.

On June 2, 2025, YPF and Fomicruz signed an assignment agreement for the transfer of 100% of the working interest in the aforementioned exploitation and transportation concessions. The transfer was approved by Decree No. 539/2025 published in the Official Gazette of the Province of Santa Cruz on June 18, 2025.

On June 19, 2025, YPF and Fomicruz executed the notarial deed, thereby formalizing and perfecting the aforementioned assignment. Additionally, YPF and Fomicruz signed a transitory operation agreement for all the assigned exploitation concessions until December 2025.

•	El Portón (Mendoza - Neuquén), Chihuido de la Salina, Altiplanicie del Payún, Cañadón Amarillo, Chihuido de la Salina Sur and Confluencia Sur

On February 20, 2025, Resolution No. 28/2025 of the Ministry of Energy and Environment was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in “El Portón”, “Chihuido de la Salina”, “Altiplanicie del Payún”, “Cañadón Amarillo”, “Chihuido de la Salina Sur” and “Confluencia Sur” exploitation concessions in favor of Consorcio Quintana and Compañía TSB S.A. (“TSB”).

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

On June 19, 2025, after the fulfillment of the closing conditions by YPF, Consorcio Quintana and TSB, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Consorcio Quintana and TSB was formalized with effective date as of July 1, 2025. As of the date of issuance of these consolidated financial statements, YPF, Consorcio Quintana and TSB, entered into a transitory operation agreement for the “El Portón” exploitation concession, pending the authorization by the Province of Neuquén of the transfer regarding this concession.

•	El Tordillo, Puesto Quiroga and La Tapera

On November 26, 2025, Decree No. 1,419/2025 was published in the Official Gazette of the Province of Chubut, which authorized the transfer of 100% of YPF’s rights and obligations in “El Tordillo”, “Puesto Quiroga” and “La Tapera” exploitation concessions and the transportation concessions associated with such exploitation concessions, in which YPF held a working interest of 7.196%, in favor of Crown Point Energía S.A,

On December 1, 2025, after the fulfillment of the closing conditions by YPF and Crown Point Energía S.A., the transfer of 100% of the rights and obligations of YPF in such exploitation and transportation concessions in favor of Crown Point Energía S.A.

The assignment and/or reversion agreements that have met the agreed closing conditions after December 31, 2025 are described below. The groups of assets associated with these agreements continue to be classified as held for sale at that date.

•	Restinga Alí

On June 19, 2025 YPF signed an agreement that establishes the terms and conditions for the reversion of the “Restinga Alí” exploitation concession, located in the Province of Chubut. On July 24, 2025 the Legislature of the Province of Chubut approved the agreement through Law XVII No. 162/2025, which was enacted on August 1, 2025 and published in the Official Gazette of the Province of Chubut on August 7, 2025.

On December 17, 2025, YPF was notified of Decree No. 1,505/2025 of the Province of Chubut, authorizing the reversion of the “Restinga Alí” exploitation concession to Petrominera Chubut S.E. This reversion became effective on January 8, 2026.

•	Los Chorrillos, Lago Fuego, Tierra del Fuego - Fracción A, Tierra del Fuego - Fracción B, Tierra del Fuego - Fracción C, Tierra del Fuego - Fracción D and Tierra del Fuego - Fracción E

On November 10, 2025, YPF signed an assignment agreement with Terra Ignis Energía S.A. (“TI”), for the transfer by YPF to TI of the exploitation concessions “Los Chorrillos”, “Lago Fuego”, “Tierra del Fuego - Fracción A”, “Tierra del Fuego - Fracción B”, “Tierra del Fuego - Fracción C”, “Tierra del Fuego - Fracción D” and “Tierra del Fuego - Fracción E”, and the materials associated with such concessions.

On December 4, 2025, Decree No. 2,705/2025 was published in the Official Gazette of the Province of Tierra del Fuego, which authorized the transfer of 100% of YPF’s rights and obligations in aforementioned exploitation concessions in favor of TI. On December 29, 2025, Law No. 1,604/2025 was published in the Official Gazette of the Province of Tierra del Fuego, approving Decree No. 2,705/2025.

On January 13, 2026, after the fulfillment of the closing conditions by YPF and TI, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of TI was formalized. In addition, YPF and TI signed (i) a transitory operation agreement for the assigned exploitation concessions, pursuant to which YPF shall continue to operate said concessions for a maximum period of up to 3 months, and (ii) a service agreement for the Cruz del Sur Terminal.

The assignment and/or reversion agreements signed by YPF, which are subject to the fulfillment of closing conditions, including applicable regulatory and provincial approvals are described below:

•	Señal Picada - Punta Barda

On May 23, 2025 YPF signed an assignment agreement with PS for the “Señal Picada—Punta Barda” exploitation concession located in the Provinces of Río Negro and Neuquén. As of the date of issuance of these consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions, including the formal resolution by the corresponding enforcement authorities.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

11. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

•	Cerro Fortunoso and Valle del Río Grande

On January 15, 2026, YPF signed an assignment agreement with Venoil S.A. for the transfer by YPF to Venoil S.A. of the “Cerro Fortunoso” and “Valle del Río Grande” exploitation concessions, located in the Province of Mendoza. As of the date of issuance of these consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions, including the formal resolution by the corresponding enforcement authorities.

•	Manantiales Behr

On January 16, 2026, YPF signed an assignment agreement with Limay Energía S.A. (“Limay”), a company belonging to the Rovella Capital group, for the transfer by YPF to Limay of the “Manantiales Behr” exploitation concession, the “El Trébol - Caleta Córdova”, “Km. 9 - Caleta Córdova” and “Manantiales Behr - Cañadón Perdido” transportation concessions and materials associated with such concessions, located in the Province of Chubut. On February 13, 2026, as Limay did not verify the fulfillment of the closing conditions, the aforementioned assignment agreement became null and void.

Likewise, on February 18, 2026, YPF, San Benito Upstream S.A.U. (“San Benito”) and PECOM signed a new agreement for the assignment by YPF to San Benito and PECOM of 49% and 51% of the working interest in the “Manantiales Behr” exploitation concession, the “El Trébol - Caleta Córdova” “Km. 9 - Caleta Córdova” and “Manantiales Behr - Cañadón Perdido” transportation concessions and certain materials associated with such concessions, located in the Province of Chubut, respectively. As of the date of issuance of these consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions, including the formal resolution by the corresponding enforcement authorities.

11.a.2) Accounting matters

Considering the YPF’s Board of Directors’ decision dated February 29, 2024, impairment indicators under IAS 36 were evaluated for each group of assets. Accordingly, the Company performed an impairment review separately from its CGU and recognized an impairment charge of property, plant and equipment as of December 31, 2023 (see Note 8). The disposal of these groups of assets did not meet the requirements of IFRS 5 to be classified as held for sale as of December 31, 2023, therefore these groups of assets were not classified as held for sale as of that date.

In February 2024, after the fulfillment of all the requirements of IFRS 5, the assets were reclassified from the “Property, plant and equipment” line item to the “Assets held for sale” line item and the related provisions for hydrocarbon wells abandonment obligations and for environmental liabilities and liabilities for concessions to the “Liabilities directly associated with assets held for sale” line item as current items in the statement of financial position.

Considering that, after their classification, the assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell (“fair value”), the Company evaluates the changes in fair value, recognizing a profit up to the limit of the impairment loss previously recognized or an impairment loss in addition to that previously recognized for such changes (see Note 2.b.13)). According to mentioned in Note 8, the recoverable amount was defined as future net cash flows discounted at a discount rate after income tax, which as of December 31, 2024 was 15%.

As of December 31, 2024, based on the aforementioned assessment of the changes in the fair value, the Company recognized a loss due to changes in the fair value of assets held for sale of 272,804, in the “Other net operating results” line item in the statement of comprehensive income, mainly generated by the more pronounced decline of the fields and the lower production than expected due to its performance.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

11.  ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

Likewise, as of December 31, 2025, the Company recognized a loss due to changes in the fair value of assets held for sale of 260,132, in the “Other net operating results” line item in the statement of comprehensive income, mainly associated with expenses of various nature arising from the general terms and conditions of the agreement signed with the Province of Santa Cruz and Fomicruz. Additionally, in relation to aforementioned agreement, YPF recognized a liability in the “Liabilities under agreements” line under the “Other liabilities” line item in the statement of financial position related to (i) the execution of an environmental remediation and abandonment program, and (ii) the payment of a compensatory bonus to the Province of Santa Cruz. As of December 31, 2025, the balance of this liability amounts to 545,031.

On December 11, 2025, considering the YPF’s Board of Directors’ decision on that date and having fulfilled all the requirements of IFRS 5, the assets were reclassified from the “Property, plant and equipment” line item to the “Assets held for sale” line item and the related provisions for hydrocarbon wells abandonment obligations and for environmental liabilities to the “Liabilities directly associated with assets held for sale” line item as current items in the statement of financial position. Likewise, as of December 31, 2025, the Company recognized a loss due to changes in the fair value of assets held for sale of 257,730, in the “Other net operating results” line item in the statement of comprehensive income, associated with the conditions established in the new assignment agreement signed between YPF, San Benito, and PECOM for the assets related to the “Manantiales Behr” exploitation concession.

The carrying amount of the assets held for sale may be adjusted in future periods depending on the results of the disposal process carried out by YPF and the economic consideration to be agreed with third parties for such assets.

Based on the fair value of the groups of assets at the closing date of each of the assignment agreements mentioned in the Note 11.a.1), YPF additionally recognized a gain on the sale of such groups of assets of 217,982 and 6,611 for the years ended December 31, 2025 and 2024, respectively. The total consideration agreed includes cash payment of US$ 69 million and crude oil deliveries for a period of 4 years as payment in kind. Additionally, the derecognition of the carrying amount of the liabilities directly associated with assets held for sale net of the assets held for sale related to such exploitation concessions was 614,966 and 110,176 for the years ended December 31, 2025 and 2024, respectively.

Additionally, in relation to the Mature Fields Project, the Company:

Recognized a charge for the provision for obsolescence of materials and equipment in the “Other net operating results” line item in the statement of comprehensive income for 253,025 as of December 31, 2025.

Has committed to an optimization plan that involves operating efficiency measures related to the reduction of third party employees directly or indirectly affected to the operation of areas related to certain groups of assets held for disposal. For such concept, the Company recognized a charge for 115,927 and 274,113 in the “Provision for operating optimizations” line under “Other operating results, net” line item in the statement of comprehensive income for the years ended December 31, 2025 and 2024, respectively.

In relation to the Company’s own personnel, the Company recognized a charge for severance indemnities of 56,116 and 61,115 in the “Provision for severance indemnities” line under “Other operating results, net” line item in the statement of comprehensive income for the years ended December 31, 2025 and 2024, respectively.

11.b) Aguada del Chañar

On March 21, 2025, the assignment of 49% of YPF’s rights and obligations in the “Aguada del Chañar” exploitation concession in favor of Compañía General de Combustibles S.A. (“CGC”) was formalized with effective date as of April 1, 2025.

The sale price of the transaction agreed by the parties contemplates a sum of US$ 75 million and, in addition, CGC will pay on behalf of YPF 80.40% of the investments in the block attributable to YPF’s working interest up to a maximum sum of US$ 372 million for a period of 4 years. As of the closing date of the transaction, YPF recognized a gain as a result of the sale of this asset of 20,757 in the “Other operating results, net” line item in the statement of comprehensive income.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

12. INVENTORIES

	2025		2024		2023
Finished goods	1,335,298		953,073		849,245
Crude oil and natural gas	569,719	(2)	470,381	(2)	408,998
Products in process	56,049		50,372		36,397
Raw materials, packaging materials and others	137,524		119,840		63,076

	2,098,590	(1)	1,593,666	(1)	1,357,716	(1)

(1)	As of December 31, 2025, 2024 and 2023, the carrying amount of inventories does not exceed their net realizable value.
(2)	Includes 29,786 and 20,818 corresponding to the provision of inventories write-down as of December 31, 2025 and 2024, respectively, see Note 2.b.8) and 26.

13. OTHER RECEIVABLES

	2025			2024		2023
	Non-current	Current		Non-current	Current	Non-current	Current
Receivables from services, sales of other assets and other advance payments	122,759	729,011	(3)	11,436	35,632	-	8,942
Tax credit and export rebates	97,201	143,490		131,589	155,002	66,473	35,318
Loans and balances with related parties (1)	289,989	51,218		164,203	35,571	34,964	5,338
Collateral deposits	2	22,064		2	20,820	2	10,651
Prepaid expenses	69,395	56,750		15,340	43,516	14,086	26,952
Advances and loans to employees	578	9,296		497	5,469	139	2,363
Advances to suppliers and custom agents (2)	9,118	130,073		16,756	76,595	-	68,177
Receivables with partners in JO and Consortiums	336,027	434,170		2,263	168,855	6,360	124,955
Insurance receivables	-	-		-	5,153	-	-
Miscellaneous	71,579	105,807		32,787	23,494	5,703	25,498

	996,648	1,681,879		374,873	570,107	127,727	308,194
Provision for other doubtful receivables	(56,444)	(79)		(26,822)	(197)	(441)	(287)

	940,204	1,681,800		348,051	569,910	127,286	307,907

(1)	See Note 36 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and rights related to the imports of fuels and goods.
(3)	Includes receivable balances from the sale of Profertil, see Note 3.

14. TRADE RECEIVABLES

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	17,285	2,507,770	11,121	1,722,704	34,983	823,385
Provision for doubtful trade receivables	(9,788)	(107,865)	(9,788)	(53,757)	(9,788)	(37,652)

	7,497	2,399,905	1,333	1,668,947	25,195	785,733

(1)	See Note 36 for information about related parties.
(2)	See Note 25 for information about credits for contracts included in trade receivables.

Set forth present is the evolution of the provision for doubtful trade receivables as of December 31, 2025, 2024 and 2023:

	2025			2024				2023
	Non-current		Current	Non-current		Current		Non-current		Current
Balance at the beginning of the year	9,788		53,757	9,788		37,652		9,788		13,410
Increases charged to expenses	-		84,015	-		64,602	(3)	-		9,443
Decreases charged to income	-		(9,252)	-		(7,279)	(3)	-		(638)
Applications due to utilization	-		(29,381)	-		(42,980)	(3)	-		(1,945)
Net exchange and translation differences	-		9,320	-		9,285		-		18,982
Result from net monetary position (1)	-		(402)	-		(6,356)		-		(1,600)
Reclassifications	-		(192)	-		(1,167)		-		-

Balance at the end of the year	9,788	(2)	107,865	9,788	(2)	53,757		9,788	(2)	37,652

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with distributors of natural gas for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 35.c.1).
(3)	Mainly including credits with CAMMESA, see Note 36.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

15. INVESTMENTS IN FINANCIAL ASSETS

	2025			2024		2023
	Non-current	Current		Non-current	Current	Non-current	Current
Investments at amortized cost
Public securities	-	-		-	-	-	79,967
Private securities - NO and stock market promissory notes	-	-		-	-	6,738	3,116
Term deposits (2)	-	-		-	-	-	37,987
	-	-		-	-	6,738	121,070
Investments at fair value through profit or loss
Public securities	-	360,622	(1)	-	392,011	-	91,604
Private securities - NO	-	19,947		-	9,371	-	-
	-	380,569		-	401,382	-	91,604
	-	380,569		-	401,382	6,738	212,674

(1)	See Note 36.
(2)	Corresponds to term deposits with the BNA.

16. CASH AND CASH EQUIVALENTS

	2025	2024	2023
Cash and banks (1)	287,600	314,096	185,879
Short-term investments (2)	476,064	386,356	643,128
Financial assets at fair value through profit or loss (3)	589,039	451,416	76,949

	1,352,703	1,151,868	905,956

(1)	Includes balances granted as collateral, see Note 34.d).
(2)

Includes 586,477 of BCRA bills as of December 31, 2023. Additionally, includes 18,897, 150,717 and 36,129 of term deposits and other investments with BNA as of December 31, 2025, 2024 and 2023, respectively.

(3)	See Note 6.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

17. PROVISIONS

Changes in the Group’s provisions for the fiscal years ended December 31, 2025, 2024 and 2023 are as follows:

	Provision for lawsuits and contingencies				Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations				Total
	Non-current		Current		Non-current	Current	Non-current		Current		Non-current	Current
Balance as of December 31, 2022	101,083		3,719		16,990	8,083	337,140		23,179		455,213	34,981

Increases charged to expenses	30,572		1,364		24,013	-	77,729		-		132,314	1,364
Decreases charged to income	(7,364)		(3,319)		-	-	(8,624)		-		(15,988)	(3,319)
Increases from business combinations	-		-		-	-	-		-		-	-
Applications due to utilization	(685)		(89,490)	(4)	-	(15,019)	-		(40,846)		(685)	(145,355)
Net exchange and translation differences	28,873		35,396		32,566	152	1,275,377		82,461		1,336,816	118,009
Result from net monetary position (2)	(1,341)		-		-	-	-		-		(1,341)	-
Reclassifications and other movements	(97,750)	(3)	69,198		(34,708)	34,708	372,829	(1)	36,543	(1)	240,371	140,449
Balance as of December 31, 2023	53,388		16,868		38,861	27,924	2,054,451		101,337		2,146,700	146,129

Increases charged to expenses	102,598		423		177,257	-	118,526		-		398,381	423
Decreases charged to income	(4,918)		-		(1,044)	-	(7,562)		-		(13,524)	-
Increases from business combinations	-		-		-	-	-		-		-	-
Applications due to utilization	(3,089)		(17,388)		-	(67,045)	-		(29,162)		(3,089)	(113,595)
Net exchange and translation differences	6,689		4,472		17,498	-	201,987		28,073		226,174	32,545
Result from net monetary position (2)	(2,596)		-		-	-	-		-		(2,596)	-
Reclassifications and other movements (5)	(18,781)		16,760		(130,224)	76,964	(1,485,116)	(1)	(39,835)	(1)	(1,634,121)	53,889
Balance as of December 31, 2024	133,291		21,135		102,348	37,843	882,286		60,413		1,117,925	119,391

Increases charged to expenses	53,664		638		193,570	-	145,055		-		392,289	638
Decreases charged to income	(10,945)		(41)		(1,575)	-	(51,495)		-		(64,015)	(41)
Increases from business combinations	2,881		-		-	-	14,565		-		17,446	-
Applications due to utilization	(2,685)		(28,990)		-	(112,677)	-		(27,441)		(2,685)	(169,108)
Net exchange and translation differences	13,395		8,400		47,230	-	383,437		21,705		444,062	30,105
Result from net monetary position (2)	(57)		-		-	-	-		-		(57)	-
Reclassifications and other movements (6)	(28,781)		28,150		(243,001)	246,609	(748,282)	(1)	77,242	(1)	(1,020,064)	352,001
Balance as of December 31, 2025	160,763		29,292		98,572	171,775	625,566		131,919		884,901	332,986

(1)

Includes (320,112), 175,785 and 409,372 associated with the annual recalculation of costs of hydrocarbon wells abandonment, which are recognized under “Property, plant, and equipment” line item in the statement of financial position (see Note 8) for the years ended December 31, 2025, 2024 and 2023, respectively.

(2)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net profit or loss in the statement of comprehensive income.

(3)

Includes 27,985 reclassified as “Other liabilities” in the statement of financial position due to the settlement agreement entered with Transportadora de Gas del Norte S.A. for claims related to restrictions in the natural gas market for the period from 2007 to 2010 and 60,033 reclassified as current “Provision for lawsuits and contingencies” due to the settlement and release agreement (the “Trust Settlement Agreement”) which provides for the full release and discharge of the Group from all claims associated with issues relating to the entities of the Maxus Energy Corporation group (“Maxus”).

(4)	Includes the payment of the amount for the Trust Settlement Agreement for issues related to Maxus.
(5)

Includes 1,700,736 and 53,260 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, related to the Mature Fields Project reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.a).

(6)

Includes 350,928 and 5,152 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, related to the “Cerro Fortunoso”, “Valle del Río Grande” and “Manantiales Behr” exploitation concessions within the context of the Optimization plan of the conventional Upstream portfolio reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11.a).

The Group is part to a number of labor, commercial, civil, tax, criminal, environmental, customs and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to the Group, result in the imposition of material costs, judgments, fines or other losses. While the Group believes that such risks have been provisioned appropriately based on the opinions and advice of our legal advisors and in accordance with applicable accounting standards, certain loss contingencies are subject to changes as new information develops and results of the presented evidence are obtained in judicial process, among other factors. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could significantly exceed the recorded provisions.

Likewise, due to its operations, the Group is subject to various laws and regulations relating to the protection of the environment (see Note 2.c) “Provisions” section).

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

17. PROVISIONS (cont.)

17.a) Provision for lawsuits and contingencies

The Group has recognized pending lawsuits, claims and contingencies, which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies are described below:

17.a.1) Liabilities and contingencies assumed by the Argentine Government before 1990

Under YPF’s Privatization Law, the Argentine Government took over certain obligations of the predecessor company as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to make advance payments in compliance with certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government based on the indemnity mentioned above.

In pending lawsuits, YPF has claimed its right to be indemnified by the Argentine Government for events and contingencies prior to January 1, 1991 under Law No. 24,145 (YPF’s Privatization Law) and Decree No. 546/1993.

On September 2, 2025, the CSJN issued an order in which it considered that YPF lacked standing as a defendant, as it had no legal relationship with respect to claims for environmental liabilities not assumed by YPF and assumed by the Argentine Government under the terms of the YPF’s Privatization Law.

17.a.2) Users and Consumers Association

The Users and Consumers Association claims (originally against Repsol YPF S.A. before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers from periods between years 1993 to 1997 and from 1997 to 2001.

On December 28, 2015, the Lower Court rendered judgment admitting the claim for compensation from period between years 1993-1997 filed by the Users and Consumers Association against YPF and ordered the Company to transfer the amount of 98 plus interest (to be estimated by the accounting expert in the settlement period) to the SE, to be allocated to the trust fund created under Law No. 26,020.

The judgment rejects the claim for the items corresponding to the period 1997-2001, considering that YPF’s position in the domestic bulk LPG market had not been sufficiently proved. Furthermore, the judgment dismissed the complaint against Repsol S.A., as Repsol YPF S.A. had no equity interest in YPF, nor any other kind of relation with YPF from 1993 to 1997, period in which the plaintiffs claim YPF abused its dominant position.

Both parties filed an appeal against that judgment, which was admitted with suspensive effect.

On December 7, 2017, the Company was notified about the Court of Second Appeals’ judgment, which: (i) confirmed the claims for compensation for the 1993-1997 period; (ii) extends the Users and Consumers Association claim from period between years 1997 to 1999 under the item “equity transfer of consumers to producers for the higher cost of LPG”, deferring the settlement related to this item to the execution stage of the judgment; and (iii) partially grants the appeal filed by the defendant with respect to the item “damage caused by lower or different energy consumption due to the higher cost of LPG”.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

17. PROVISIONS (cont.)

It should be noted that the judgment confirmed by the Court of Second Appeals does not order YPF to pay the claimant the ultimately settled amount, but rather to transfer such funds to the SE for the funds to be allocated to a trust fund created by Law No. 26,020, in order to expand the natural gas network in areas with lower resources according to the criteria established by the enforcement authority. The enforcement authority, within 6 months from the settlement of the judgment amount becomes final, must present the corresponding feasibility studies (Decree No. 470/2015) together with a work plan beginning within 6 months from the presentation of the feasibility studies.

Finally, the Company filed an extraordinary appeal against the Court of Second Appeals’ judgment, which was sustained and the file was submitted to the CSJN, being the enforcement of the Court of Second Appeals’ judgment still suspended as of the date of issuance of the consolidated financial statements.

On June 2, 2021, the CSJN forwarded the file to the National Attorney General’s Office for its opinion on the legal merits of the extraordinary appeal.

On April 13, 2023, the National Attorney General’s Office issued an opinion recommending the CSJN to grant the extraordinary appeal lodged by YPF and to reverse the Court of Second Appeals’ judgment. As of the date of issuance of these consolidated financial statements, the extraordinary appeal is pending resolution.

17.a.3) Environmental claims

•	La Plata

In relation to the operation of the refinery owned by YPF in La Plata city, Province of Buenos Aires, there are certain judicial claims, mostly filed by neighbors of the area seeking (i) compensation for damages arising from the alleged environmental contamination caused by the operation of the La Plata Refinery and (ii) the environmental remediation of the waterways adjacent to the mentioned refinery. Should these claims be sustained, they could demand additional investments related to the operation of La Plata Refinery.

In 2006 YPF submitted a presentation before the Environmental Policy Secretariat of the Province of Buenos Aires, whereby it suggested the performance of a study for the characterization of risks associated with the aforementioned contamination.

On January 25, 2011, YPF executed an agreement with the Provincial Agency for Sustainable Development (“OPDS”, by its acronym in Spanish) of the Province of Buenos Aires, under the Remediation, Liability and Environmental Risk Control Program, created under Resolution No. 88/2010 of the OPDS. Under this agreement, the parties agreed to jointly perform a work program in the channels adjacent to La Plata Refinery over a term of 8 years, and which involved the characterization and risk assessment studies of channel sediments. The agreement provides that should corrective actions be detected as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for their implementation. Dating studies of deposited material will also be performed under the agreement, in order to determine the responsibilities of the Argentine Government in view of its obligation to hold YPF harmless in accordance with the article 9 of YPF’s Privatization Law. This study proved between 88% to 91% of the hydrocarbons present in the channels were deposited prior to 1991. In this context, YPF, with the agreement of the OPDS, carried out several studies and characterizations through specialized consultants whose progress was notified to the provincial agency. The agreement was replaced by Resolution No. 380/2019 issued by the OPDS, which approves the remediation modality suggested by YPF (monitored natural recovery) over a term of 24 months. YPF has answered all points required by the OPDS and requested the extension of the resolution. On June 26, 2023, through Resolution No. 2,775/2023 issued by the Ministry of Environment of the Province of Buenos Aires, YPF obtained a two-year extension to continue with the remediation and monitoring works through the suggested remediation modality (monitored natural recovery).

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

17. PROVISIONS (cont.)

Regarding the judicial claims mentioned above, on February 7, 2022, the Company was notified of the first instance judgment which considered the environmental damage had been proved, and therefore ordered that activities should cease and the environmental damage affecting the waterways adjacent to La Plata Refinery be remedied. This decision determined the co-defendants’ joint liability for the damages in the following proportions: YPF 90% (the Argentine Government 80% and YPF 20%) and the 2 co-defendant companies 10%. The decision was appealed by the Company. On August 29, 2024 the Court of Appeals confirmed the obligation to cease and remedy the environmental damage determined in the first instance. The co-defendants filed an extraordinary appeal to the CSJN and, as of the date of issuance of these consolidated financial statements, such appeal is pending resolution.

•	Quilmes

As regards with a fuel leak in the polyduct running from La Plata to Dock Sud (Progressive 37), in the Province of Buenos Aires, currently operated by YPF, which occurred in 1988 when YPF was an Argentine state-owned company, as a result of an unlawful act that caused the rupture of the polyduct, there are several claims, mostly brought by neighbors of the area where they claim (i) compensation for personal damages allegedly caused by such event and (ii) environmental remediation. These processes are at the discovery stage. Fuel would have emerged and become perceptible in November 2002, which resulted in remediation works conducted by the Company since then in the affected area, supervised by the environmental authority of the Province of Buenos Aires.

The Argentine Government denied any responsibility to indemnify YPF in this case, wherefore the Company sued the Argentine Government to obtain a judicial decision declaring the invalidity of such decision. As of the date of issuance of these consolidated financial statements, this lawsuit is pending resolution.

•	Other environmental claims

In addition to the claims discussed above, the Group has other environmental lawsuits in progress where it is claimed (i) individual damages and/or (ii) environmental remediation and/or (iii) collective damages. These proceedings are related to the activities performed by the Group in different jurisdictions of Argentina. In all these cases, considering the information available to date, the estimated time remaining until the end of the proceedings, and the results of the additional evidence to be presented during the continuation of the litigation, the Group has set up a provision in an amount it considers sufficient to face these claims.

17.a.4) Other pending litigation

During the normal course of business, the Group has been sued in numerous legal proceedings at labor, civil and commercial courts. The Company, in consultation with its external counsel, has established a provision considering to such end the best estimate based on information available as of the date of issuance of these consolidated financial statements, including legal fees and court costs.

17.b) Provision for environmental liabilities and Provision for hydrocarbon wells abandonment obligations

Based on the Group’s current remediation and hydrocarbon well abandonment plans, the Group has set up a provision for environmental liabilities, where assessments and/or remedial actions are probable and can reasonably be estimated, and for hydrocarbon well abandonment obligations, considering the number of wells not yet abandoned, the costs and schedule for the timing of disbursements.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

18. INCOME TAX

The amount accrued of the income tax expense for the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	2024		2023
Current income tax	(81,968)	(140,762)		(36,121)
Deferred income tax	(792,740)	1,432,722	(1)	(49,524)	(1)
Regularization plan associated with the calculation of tax loss carryforwards	(1,520,119)	-		-

	(2,394,827)	1,291,960		(85,645)

(1)	See Note 2.d).

The reconciliation between the income tax charge for the years ended December 31, 2025, 2024 and 2023 and the one that would result from applying the prevailing tax rate on net profit or loss before income tax arising from the consolidated statements of comprehensive income for each fiscal year is as follows:

	2025	2024		2023
Net profit / (loss) before income tax	1,346,555	830,855	(5)	(1,447,100)	(5)
Average tax rate (1)	27.35%	28.88%		24.00%

Average tax rate applied to net profit or loss before income tax	(368,326)	(239,986)		347,255
Effect of the valuation of property, plant and equipment, intangible assets and assets held for sale, net	(446,365)	1,732,142		(946,484)
Effect of exchange differences and other results relating to the valuation of the currency, net (2)	323,640	(1,485,552)	(5)	966,564	(5)
Effect of the valuation of inventories	(204,601)	(124,479)		(275,812)
Income on investments in associates and joint ventures	37,261	89,584		(7,727)
Effect of tax rate change (3)	(213,280)	392,139		(222,782)
Effect of application of indexation mechanisms	-	939,515		-
Regularization plan associated with the calculation of tax loss carryforwards	(1,520,119)	-		-
Miscellaneous	(3,037)	(11,403)		53,341	(4)

Income tax	(2,394,827)	1,291,960		(85,645)

(1)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630, see Note 35.h.1).
(2)	Includes the effect of tax inflation adjustments.
(3)	Corresponds to the remeasurement of deferred income tax balances at the time of reversal, see Note 35.h.1).
(4)	Includes 32,571 corresponding to the tax criteria adopted in the 2023 tax return for fiscal year 2022 of the subsidiary Metrogas.
(5)	See Note 2.d).

Furthermore, breakdown of Income tax liability, Deferred income tax assets, net and Deferred income tax liabilities, net deferred as of December 31, 2025, 2024 and 2023 is as follows:

	2025				2024			2023
	Non-current		Current		Non-current	Current		Non-current	Current
Income tax liability	1,204,132	(2)	105,232	(1)	2,514	130,347	(1)	3,508	25,143	(1)

(1)

Includes 71,240 corresponding to the 12 payments of the regularization plan associated with the calculation of tax loss carryforwards for the 2024 fiscal period as of December 31, 2025. Likewise, includes the provision associated with the charge of current income tax net of unused tax credits and existing tax loss carryforwards.

(2)	Includes 1,202,582 corresponding to the remaining payments of the regularization plan associated with the calculation of tax loss carryforwards for the 2024 fiscal period as of December 31, 2025.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

18. INCOME TAX (cont.)

	2025	2024	2023
Deferred tax assets
Provisions and other non-deductible liabilities	220,248	208,638	91,287
Property, plant and equipment and Assets held for sale	5,802	540,111	-
Lease liabilities	275,165	265,481	187,810
Tax loss carryforwards	586,985	13,460	1,438,394
Miscellaneous	3,898	846	457

Total deferred tax assets	1,092,098	1,028,536	1,717,948

Deferred tax liabilities
Property, plant and equipment, Assets held for sale, Intangible assets and Inventories	(1,332,638)	(231,401)	(1,625,795)
Adjustment for tax inflation (1)	-	(279,006)	(870,276)
Right-of-use assets	(258,786)	(254,316)	(178,214)
Miscellaneous	(28,654)	(17,022)	(31,417)

Total deferred tax liabilities	(1,620,078)	(781,745)	(2,705,702)

Total Net deferred tax (2)	(527,980)	246,791	(987,754)

(1)	Includes the effect of the deferral of the tax inflation adjustment, see Note 35.h.1) “Budget Law 2023 - Deferral of tax adjustment for inflation” section.
(2)

Includes (27,571), (62,307) and (77,436) corresponding to adjustment for inflation of the opening deferred tax of companies with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, as of December 31, 2025, 2024 and 2023, respectively, and 66,055, 143,316 and 578,512 corresponding to translation effect of deferred income tax for companies with a functional currency other than the dollar as of December 31, 2025, 2024, and 2023, respectively, which were charged to “Other comprehensive income” in the statement of comprehensive income.

As of December 31, 2025, the Group has recognized deferred tax assets for tax loss carryforwards for 586,985 of which 10,757 can be offset with taxable profits until the year 2029 and 576,228 until the year 2030, in accordance with current tax laws.

As of December 31, 2025, 2024 and 2023, there are no material deferred tax assets which are not recognized that may be recoverable in the future.

As of December 31, 2025, 2024 and 2023, the Group has classified as deferred tax assets 13,055, 339,492 and 14,166, respectively, and as deferred tax liabilities 541,035, 92,701 and 1,001,920, respectively, all of which arise from the net deferred tax balances of each of the individual companies included in these consolidated financial statements.

As of December 31, 2025, 2024 and 2023, the causes that generated charges within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

Regularization plan associated with the calculation of tax loss carryforwards

On April 30, 2025, ARCA General Resolution No. 5,684/2025 was published, establishing a payment plan of 120 monthly installments for the settlement of the following items: (i) balances of income tax returns corresponding to tax periods not prescribed as of the effective date of said Resolution, when tax loss carryforwards from previous years adjusted for inflation have been calculated and said situation is corrected by submitting the respective rectifying tax returns, plus their corresponding compensatory and/or punitive interest; (ii) balances of the original or rectifying income tax returns corresponding to fiscal years ending between December 2024 and November 2025, inclusive, in which tax loss carryforwards are calculated at historical values, plus their corresponding compensatory and/or punitive interest; and (iii) interest related to advance payments and/or payments on account and fines related to the filing of the rectifying tax returns mentioned in items (i) and (ii) above.

The Company, based on the opinion of its external advisors, and considering the changes in the context performed during 2025 mainly due to adverse administrative and judicial jurisprudence in the first instances of execution and the financial conditions granted by the Tax Administration, evaluated ARCA General Resolution No. 5,684/2025 and on November 18, 2025, decided to adhere to the “Regularization plan associated with the calculation of tax loss carryforwards” provided for in said Resolution for the purpose of canceling the obligations related to income tax recalculated in accordance with the provisions of said Regime, thus eliminating any possible dispute with the tax authorities regarding the adjustment of tax loss carryforwards corresponding to the 2024 fiscal period

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

19.  TAXES PAYABLE

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
VAT	-	59,925	-	19,494	-	18,193
Withholdings and perceptions	-	112,127	-	73,206	-	16,664
Royalties	-	74,016	-	86,431	-	60,775
Fuels tax	26,459	20,638	-	30,638	-	-
Turnover tax	-	9,525	-	7,660	-	5,646
Miscellaneous	290	39,226	224	37,190	144	11,243

	26,749	315,457	224	254,619	144	112,521

20.  SALARIES AND SOCIAL SECURITY

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Salaries and social security	-	105,389	-	97,426	-	46,897
Bonuses and incentives provision	-	240,216	-	183,805	-	83,152
Cash-settled share-based payments provision (1)	83,504	-	33,758	-	-	-
Vacation provision	-	87,910	-	69,150	-	36,697
Provision for severance indemnities (2)	-	44,447	-	67,694	-	-
Miscellaneous	6,896	8,943	1,133	5,899	370	2,438

	90,400	486,905	34,891	423,974	370	169,184

(1)	Corresponds to the Value Generation Plan, see Note 37.
(2)	Corresponds to severance indemnities related to the Mature Fields Project, see Note 11.a).

21.  LEASE LIABILITIES

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Lease liabilities	396,386	432,437	418,510	381,146	261,770	274,828

These liabilities are discounted at the following rates:

Lease term	2025	Effective average monthly rate used	2024	Effective average monthly rate used	2023	Effective average monthly rate used
0 to 1 year	102,774	0.86%	54,586	1.15%	69,710	1.55%
1 to 2 years	234,171	0.76%	256,070	0.89%	114,586	1.17%
2 to 3 years	259,565	0.74%	144,047	0.89%	168,453	1.02%
3 to 4 years	63,078	0.69%	153,406	0.82%	37,399	0.97%
4 to 5 years	40,077	0.79%	56,399	0.69%	95,472	0.90%
5 to 9 years	116,528	0.62%	115,369	0.66%	30,962	0.81%
More than 9 years	12,630	0.70%	19,779	0.73%	20,016	0.75%

	828,823		799,656		536,598

Financial expenses accrued for the years ended December 31, 2025, 2024 and 2023, resulting from lease contracts, amount to 79,309, 64,157 and 22,286, respectively. From this accretion 70,054, 55,928 and 18,659 were included in the “Other financial costs” line in financial costs of the “Net financial results” line item in the statement of comprehensive income and 9,255, 8,229 and 3,627 were capitalized in the “Property, plant and equipment” line item in the statement of financial position, for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, maturities of liabilities related to lease contracts are disclosed in Note 4.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

21. LEASE LIABILITIES (cont.)

The evolution of the Group’s leases liabilities for the fiscal years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Balance at the beginning of the year	799,656	536,598	100,285
Increases of leases	270,697	439,400	230,883
Financial accretions	79,309	64,157	22,286
Decreases of leases	(98,411)	(4,706)	(17,492)
Payments	(501,810)	(360,180)	(106,401)
Net exchange and translation differences	279,383	124,378	306,800
Result from net monetary position (1)	(1)	9	237

Balance at the end of the year	828,823	799,656	536,598

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net profit or loss in the statement of comprehensive income.

Total charges recorded in net profit or loss in the statement of comprehensive income for the fiscal year and total capitalizations for short-term leases, low-value leases and variable lease payments related to the underlying asset use or performance, amounted to 138,526, 169,613 and 71,242 as of December 31, 2025, 2024 and 2023, respectively.

22.  LOANS

			2025				2024				2023
	Interest rate (1)	Maturity	Non-current		Current		Non-current		Current		Non-current	Current
Pesos:
NO	-	-	-		-		-		-		-	48,699
Exports pre-financing (5)	-	-	-		-		-		31,842		-	-
Financial loans	33.29% - 49.65%	2026-2027	88,194		34,630		18,560		8,161		7,445	12,432
Account overdrafts	35.00%	2026	-		4,724		-		-		-	45,089

			88,194		39,354		18,560		40,003		7,445	106,220

Currencies other than the peso:
NO (2) (3)	0.00% - 10.00%	2026-2047	10,828,470		2,154,333		6,445,486		1,357,464		4,995,741	619,128
Exports pre-financing	3.50% - 8.65%	2026-2028	221,317		286,067		-		394,681	(4)	82,380	440,168	(4)
Imports financing	7.60% - 10.50%	2026	-		30,201		20,082		17,496		-	-
Financial loans	2.40% - 11.00%	2026-2030	793,867	(6)	811,933	(6)	739,824	(6)	77,846		306,299	51,690
Stock market promissory notes	0.00% - 4.50%	2026	-		93,140		25,763		77,287		-	-

			11,843,654		3,375,674		7,231,155		1,924,774		5,384,420	1,110,986

			11,931,848		3,415,028		7,249,715		1,964,777		5,391,865	1,217,206

(1)	Nominal annual interest rate as of December 31, 2025.
(2)	Disclosed net of 254,221, 18,902 and 2,408 corresponding to YPF’s own NO repurchased through open market transactions, as of December 31, 2025, 2024 and 2023, respectively.
(3)

Includes 2,139,221, 1,541,141 and 1,070,844 as of December 31, 2025, 2024 and 2023, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 137,287 and 69,107 as of December 31, 2024 and 2023, respectively, of pre-financing of exports granted by BNA.
(5)	Corresponds to pre-financing of exports in pesos granted by BNA.
(6)	Includes 338,464 and 28,854 of loans granted by BNA as of December 31, 2025 and 2024, respectively.

Set forth presents is the evolution of the loans for the fiscal years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Balance at the beginning of the year	9,214,492	6,609,071	1,255,004
Proceeds from loans	5,427,949	2,668,015	745,594
Payments of loans	(3,555,040)	(1,908,219)	(422,145)
Payments of interest	(820,364)	(645,077)	(214,032)
Account overdrafts, net	4,719	(45,095)	32,602
Accrued interest (1)	865,596	617,329	228,060
Net exchange and translation differences	4,184,012	1,927,056	4,989,123
Result from net monetary position (2)	(7,620)	(1,432)	(5,135)
Increases from business combinations	33,132	-	-
Reclassifications	-	(7,156)	-

Balance at the end of the year	15,346,876	9,214,492	6,609,071

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the fiscal year, which was charged to net profit or loss in the statement of comprehensive income.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

21. LOANS (cont.)

Details regarding the NO of the Group are as follows:

									2025		2024		2023
Month	Year	Principal value (11)		Ref.	Class	Interest rate (3)		Principal maturity	Non- current	Current	Non- current	Current	Non- current	Current
YPF
-	1998	U.S. dollar	15	(1) (6)	-	Fixed	10.00%	2028	21,494	364	15,270	259	11,957	199
April, February, October	2014/15/16	U.S. dollar	521	(2) (4) (6)	Class XXVIII	-	-	-	-	-	-	-	-	285,570
September	2014	Peso	1,000	(2) (6) (7)	Class XXXIV	-	-	-	-	-	-	-	-	222
April	2015	U.S. dollar	757	(2) (6)	Class XXXIX	-	-	-	-	-	-	808,785	913,283	33,424
July, December	2017	U.S. dollar	644	(2) (6)	Class LIII	Fixed	6.95%	2027	939,447	28,006	669,044	19,946	658,914	19,867
December	2017	U.S. dollar	537	(2) (6)	Class LIV	Fixed	7.00%	2047	768,782	2,608	545,982	1,530	427,352	1,198
June	2019	U.S. dollar	399	(6) (8)	Class I	Fixed	8.50%	2029	577,147	551	409,769	391	320,687	306
July	2020	U.S. dollar	341	(6) (8)	Class XIII	-	-	-	-	-	-	44,940	34,377	71,124
February	2021	U.S. dollar	776	(6) (8) (12)	Class XVI	-	-	-	-	-	59,632	250,123	247,642	190,000
February	2021	U.S. dollar	748	(6) (8)	Class XVII	Fixed	9.00%	2029	779,096	313,660	778,641	-	611,517	-
February	2021	U.S. dollar	576	(6) (8)	Class XVIII	Fixed	7.00%	2033	808,875	15,585	572,507	10,910	446,746	8,513
February	2021	Peso	4,128	(6) (8) (9)	Class XIX	-	-	-	-	-	-	-	-	28,118
July	2021	U.S. dollar	384	(4) (5) (6) (8)	Class XX	Fixed	5.75%	2032	477,683	93,836	395,928	10,102	310,038	7,864
January	2023	U.S. dollar	230	(5) (6) (8)	Class XXI	Fixed	1.00%	2026	-	222,666	226,674	454	185,039	472
January, April	2023	Peso	15,761	(6) (8)	Class XXII	-	-	-	-	-	-	-	-	20,359
April	2023	U.S. dollar	147	(5) (6) (8)	Class XXIII	-	-	-	-	-	-	154,330	127,132	-
April	2023	U.S. dollar	38	(5) (6) (8)	Class XXIV	Fixed	1.00%	2027	54,420	100	38,662	71	30,275	56
June	2023	U.S. dollar	213	(6) (8)	Class XXV	Fixed	5.00%	2026	-	272,931	270,648	684	211,699	535
September	2023	U.S. dollar	400	(4) (5) (6) (8)	Class XXVI	Fixed	0.00%	2028	580,200	-	412,200	-	322,780	-
October	2023	U.S. dollar	128	(5) (6) (8)	Class XXVII	Fixed	0.00%	2026	-	192,255	151,929	-	136,303	-
January	2024	U.S. dollar	800	(6) (8)	Class XXVIII	Fixed	9.50%	2031	1,036,414	164,802	814,485	36,570	-	-
May	2024	U.S. dollar	131	(6) (8)	Class XXIX	Fixed	6.00%	2026	-	191,024	182,426	1,035	-	-
July, April	2024/25	U.S. dollar	389	(5) (6) (8)	Class XXX	Fixed	1.00%	2026	-	535,423	192,076	76	-	-
September	2024	U.S. dollar	540	(6) (8)	Class XXXI	Fixed	8.75%	2031	1,517,683	30,694	555,037	14,972	-	-
October	2024	U.S. dollar	125	(6) (8)	Class XXXII	Fixed	6.50%	2028	181,313	2,648	128,813	1,881	-	-
October	2024	U.S. dollar	25	(6) (8)	Class XXXIII	Fixed	7.00%	2028	36,263	570	25,763	405	-	-
January	2025	U.S. dollar	1,100	(6) (8)	Class XXXIV	Fixed	8.25%	2034	1,565,996	61,639	-	-	-	-
February	2025	U.S. dollar	140	(6) (8)	Class XXXV	Fixed	6.25%	2027	202,432	1,216	-	-	-	-
February	2025	U.S. dollar	56	(6) (8) (11)	Class XXXVI	-	-	-	-	-	-	-	-	-
May	2025	U.S. dollar	140	(8) (13)	Class XXXVII	Fixed	7.00%	2027	201,404	2,185	-	-	-	-
July	2025	U.S. dollar	250	(8) (13)	Class XXXVIII	Fixed	7.50%	2027	359,585	5,405	-	-	-	-
July, August	2025	U.S. dollar	225	(8) (13)	Class XXXIX	Fixed	8.75%	2030	223,290	11,933	-	-	-	-
August	2025	U.S. dollar	51	(8) (13)	Class XL	Fixed	7.50%	2028	73,007	518	-	-	-	-
October	2025	U.S. dollar	98	(8) (13)	Class XLI	Fixed	6.00%	2027	142,715	2,142	-	-	-	-
December	2025	U.S. dollar	195	(8) (13)	Class XLII	Fixed	7.00%	2027	281,224	1,572	-	-	-	-

									10,828,470	2,154,333	6,445,486	1,357,464	4,995,741	667,827

(1)	Corresponds to the 1997 MTN Program for an amount up to US$ 1,000 million.
(2)	Corresponds to the 2008 MTN Program for an amount up to US$ 10,000 million.
(3)	Nominal annual interest rate as of December 31, 2024.
(4)

The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these NO, which may at the discretion of the respective holders, be subsequently traded on the securities market where these NO are authorized to be traded.

(5)	The payment currency of these NO is the peso at the exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(7)

NO classified as productive investments computable as such for the purposes of item 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the Frequent Issuer Regime.
(10)	Total nominal value issued net of the nominal values canceled through exchanges or repurchases, expressed in millions.
(11)	Corresponds to a NO with an issue date in February 2025 and maturity in August 2025.
(12)	Prepaid in November 2025.
(13)

As of the date of issuance of these financial statements, the Group has not yet definitively applied the proceeds disclosed in the corresponding pricing supplements. These proceeds are temporally invested until the committed plan of application is fully complied.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

23. OTHER LIABILITIES

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Liabilities for concessions and assignment agreements	132,286	234,259	-	96,399	6,665	53,859
Liabilities for contractual claims (1)	78,377	81,252	76,561	48,315	83,520	39,309
Provision for operating optimizations (2)	-	31,809	-	274,113	-	-
Liabilities for agreements (3)	329,496	230,115	-	-	-	-
Miscellaneous	1,449	2,876	-	3,382	-	5,308

	541,608	580,311	76,561	422,209	90,185	98,476

(1)

Corresponds to the liability arising from the settlement agreement entered into with Transportadora de Gas del Norte S.A. for claims related to restrictions in the natural gas market for the period from 2007 to 2010.

(2)	Includes, mainly, operating optimizations relating to Mature Fields Project, see Note 11.a).
(3)	Corresponds to the liability related to the assignment of the exploitation concessions in the Province of Santa Cruz within the context of the Mature Fields Project, see Note 11.a).

24. ACCOUNTS PAYABLE

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	5,806	3,149,111	4,106	2,905,736	3,166	1,844,268
Guarantee deposits	1,197	4,890	803	4,113	391	2,840
Payables with partners of JO and Consortiums	1,401	70,101	995	39,265	779	11,269
Miscellaneous	-	21,786	-	17,520	-	12,613

	8,404	3,245,888	5,904	2,966,634	4,336	1,870,990

(1)	See Note 36 for information about related parties.

25. REVENUES

	2025	2024	2023
Revenue from contracts with customers	23,024,729	17,738,401	5,386,882
National Government incentives (1)	215,433	156,630	97,662

	23,240,162	17,895,031	5,484,544

(1)	See Note 36.

The Group’s revenues from contracts with customers are broken down into the following categories: (i) type of good or service; (ii) sales channels; and (iii) target market, based on their contracts with customers according to the following detail:

-	Contracts for the sale of fuels (under the consignment and direct sale modalities)

-	Contracts for the sale of natural gas

-	Contracts for the sale of crude oil

-	Contracts for the sale of petrochemicals products

-	Contracts for the sale of specialties for the agribusiness industry and of grains and their by-products

-	Contracts for the sale of other refined products

-	Service contracts

-	Construction contracts

The Group’s transactions and the main revenues by business segments are described in Note 5.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

25.REVENUES (cont.)

•	Breakdown of revenues

Type of good or service

	2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	7,612,521	-	-	-	7,612,521
Gasolines	-	4,839,379	-	-	-	4,839,379
Natural gas (1)	33,305	27,395	1,845,846	980,824	-	2,887,370
Crude oil	9,830	1,219,937	-	-	-	1,229,767
Jet fuel	-	986,408	-	-	-	986,408
Lubricants and by-products	-	515,051	-	-	-	515,051
LPG	-	565,260	-	-	-	565,260
Fuel oil	-	117,708	-	-	-	117,708
Petrochemicals	-	481,976	-	-	-	481,976
Fertilizers and crop protection products	-	428,074	-	-	-	428,074
Flours, oils and grains	-	701,059	-	-	-	701,059
Asphalts	-	147,548	-	-	-	147,548
Goods for resale at gas stations	-	167,829	-	-	-	167,829
Income from services	-	1,132	-	-	195,094	196,226
Income from construction contracts	-	-	-	-	415,505	415,505
Virgin naphtha	-	224,600	-	-	-	224,600
Petroleum coke	-	299,600	-	-	-	299,600
LNG regasification	-	63,569	-	-	-	63,569
Other goods and services	70,104	480,625	9,539	224,620	360,391	1,145,279

	113,239	18,879,671	1,855,385	1,205,444	970,990	23,024,729

	2024
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	6,034,829	-	-	-	6,034,829
Gasolines	-	3,686,082	-	-	-	3,686,082
Natural gas (1)	-	18,607	1,352,352	783,113	-	2,154,072
Crude oil	-	963,262	-	-	-	963,262
Jet fuel	-	829,176	-	-	-	829,176
Lubricants and by-products	-	487,050	-	-	-	487,050
LPG	-	434,964	-	-	-	434,964
Fuel oil	-	100,929	-	-	-	100,929
Petrochemicals	-	433,316	-	-	-	433,316
Fertilizers and crop protection products	-	358,762	-	-	-	358,762
Flours, oils and grains	-	437,481	-	-	-	437,481
Asphalts	-	79,083	-	-	-	79,083
Goods for resale at gas stations	-	124,216	-	-	-	124,216
Income from services	-	-	-	-	188,404	188,404
Income from construction contracts	-	-	-	-	439,339	439,339
Virgin naphtha	-	148,908	-	-	-	148,908
Petroleum coke	-	177,133	-	-	-	177,133
LNG regasification	-	46,360	-	-	-	46,360
Other goods and services	47,338	240,637	11,114	130,375	185,571	615,035

	47,338	14,600,795	1,363,466	913,488	813,314	17,738,401

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

25. REVENUES (cont.)

	2023
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	1,948,536	-	-	-	1,948,536
Gasolines	-	1,029,516	-	-	-	1,029,516
Natural gas (1)	-	11,120	375,766	283,076	-	669,962
Crude oil	-	153,945	-	-	-	153,945
Jet fuel	-	316,726	-	-	-	316,726
Lubricants and by-products	-	190,010	-	-	-	190,010
LPG	-	112,400	-	-	-	112,400
Fuel oil	-	29,538	-	-	-	29,538
Petrochemicals	-	130,594	-	-	-	130,594
Fertilizers and crop protection products	-	175,721	-	-	-	175,721
Flours, oils and grains	-	60,028	-	-	-	60,028
Asphalts	-	47,386	-	-	-	47,386
Goods for resale at gas stations	-	61,712	-	-	-	61,712
Income from services	-	-	-	-	83,280	83,280
Income from construction contracts	-	-	-	-	79,386	79,386
Virgin naphtha	-	50,647	-	-	-	50,647
Petroleum coke	-	71,497	-	-	-	71,497
LNG regasification	-	14,063	-	-	-	14,063
Other goods and services	8,619	67,308	5,572	39,079	41,357	161,935

	8,619	4,470,747	381,338	322,155	204,023	5,386,882

(1)	Includes 1,920,530, 1,427,362 and 404,517 corresponding to sales of natural gas produced by the Company for the years ended December 31, 2025, 2024 and 2023, respectively.

Sales channels

	2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	8,107,272	-	-	-	8,107,272
Power plants	-	13,087	485,564	264,233	-	762,884
Distribution companies	-	-	545,720	-	-	545,720
Retail distribution of natural gas	-	-	-	615,247	-	615,247
Industries, transport and aviation	25,904	4,675,996	824,101	101,344	-	5,627,345
Agriculture	-	2,316,762	-	-	-	2,316,762
Petrochemical industry	-	651,449	-	-	-	651,449
Trading	-	2,033,975	-	-	-	2,033,975
Oil companies	9,830	309,484	-	-	-	319,314
Commercialization of LPG	-	305,745	-	-	-	305,745
Other sales channels	77,505	465,901	-	224,620	970,990	1,739,016

	113,239	18,879,671	1,855,385	1,205,444	970,990	23,024,729

	2024
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	6,440,632	-	-	-	6,440,632
Power plants	-	42,436	340,937	44,794	-	428,167
Distribution companies	-	-	264,938	-	-	264,938
Retail distribution of natural gas	-	-	-	472,647	-	472,647
Industries, transport and aviation	-	3,615,960	757,591	364,485	-	4,738,036
Agriculture	-	1,685,519	-	-	-	1,685,519
Petrochemical industry	-	604,786	-	-	-	604,786
Trading	-	1,581,352	-	-	-	1,581,352
Oil companies	-	165,151	-	-	-	165,151
Commercialization of LPG	-	165,734	-	-	-	165,734
Other sales channels	47,338	299,225	-	31,562	813,314	1,191,439

	47,338	14,600,795	1,363,466	913,488	813,314	17,738,401

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

25.  REVENUES (cont.)

	2023
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	1,980,742	-	-	-	1,980,742
Power plants	-	9,014	116,691	15,143	-	140,848
Distribution companies	-	-	47,172	-	-	47,172
Retail distribution of natural gas	-	-	-	137,351	-	137,351
Industries, transport and aviation	-	1,242,163	217,475	160,587	-	1,620,225
Agriculture	-	525,926	-	-	-	525,926
Petrochemical industry	-	184,996	-	-	-	184,996
Trading	-	346,405	-	-	-	346,405
Oil companies	-	39,243	-	-	-	39,243
Commercialization of LPG	-	38,834	-	-	-	38,834
Other sales channels	8,619	103,424	-	9,074	204,023	325,140

	8,619	4,470,747	381,338	322,155	204,023	5,386,882

Target market

Sales in the domestic market amounted to 19,549,333, 15,028,809 and 4,783,516 for the years ended December 31, 2025, 2024 and 2023, respectively.

Sales in the international market amounted to 3,475,396, 2,709,592 and 603,366 for the years ended December 31, 2025, 2024 and 2023, respectively.

Likewise, in accordance with IFRS 8, the distribution of revenues by geographic area, according to the markets for which they are intended, are as follows:

	2025	2024	2023
Argentina	19,764,766	15,185,439	4,881,178
Mercosur and associated countries	2,060,945	1,724,917	412,782
Europe	1,036,849	251,904	54,929
Rest of the world	377,602	732,771	135,655

	23,240,162	17,895,031	5,484,544

As of December 31, 2025, 2024 and 2023 no external client represents 10% or more of the Group’s revenues.

●	Contract balances

The following table presents information regarding credits, contract assets and contract liabilities:

	2025		2024		2023
	Non-current	Current	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	15,572	2,435,111	9,408	1,695,892	33,270	801,715
Contract assets	-	4,522	-	31,207	-	7,744
Contract liabilities	261,205	169,937	116,883	74,795	27,720	55,313

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under transportation service contracts.

During the years ended on December 31, 2025, 2024 and 2023, the Group has recognized 70,928, 47,946 and 11,895, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

26. COSTS

	2025	2024	2023
Inventories at the beginning of the fiscal year	1,593,666	1,357,716	307,766
Purchases	6,017,859	4,202,124	1,637,766
Production costs (1)	10,704,013	8,701,605	2,849,045
Translation effect	613,182	352,967	1,074,139
Inventories write-down (2)	(862)	(20,818)	-
Adjustment for inflation (3)	8,349	28,956	14,390
Increases from business combinations	11,524	-	-
Reclassifications	-	(6,990)	-
Inventories at the end of the fiscal year	(2,098,590)	(1,593,666)	(1,357,716)

	16,849,141	13,021,894	4,525,390

(1)	See Note 27.
(2)	See Note 12.
(3)

Corresponds to the adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income.

27. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” line items. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2025, 2024 and 2023:

	2025
	Production costs (2)	Administrative expenses (3) (5)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	1,359,103	386,356	198,190		11,521	1,955,170
Fees and compensation for services	112,400	317,411	55,278		594	485,683
Other personnel expenses	339,276	42,545	16,204		3,753	401,778
Taxes, charges and contributions	165,709	15,180	1,232,657	(1)	-	1,413,546
Royalties, easements and fees	1,242,284	-	1,873		4,394	1,248,551
Insurance	88,815	4,464	5,207		-	98,486
Rental of real estate and equipment	272,988	1,151	17,535		-	291,674	(4)
Survey expenses	-	-	-		28,508	28,508
Depreciation of property, plant and equipment	3,369,931	56,434	128,529		-	3,554,894
Amortization of intangible assets	51,452	28,400	720		-	80,572
Depreciation of right-of-use assets	337,169	66	17,765		-	355,000
Industrial inputs, consumable materials and supplies	602,313	6,373	9,082		3,000	620,768
Operation services and other service contracts	149,392	17,169	78,143		15,289	259,993	(4)
Preservation, repair and maintenance	1,771,611	44,069	57,019		28,045	1,900,744	(4)
Unproductive exploratory drillings	-	-	-		46,191	46,191
Transportation, products and charges	637,092	-	573,210		-	1,210,302	(4)
Provision for doubtful receivables	-	30,787	74,227		-	105,014
Publicity and advertising expenses	-	78,136	50,702		-	128,838
Fuel, gas, energy and miscellaneous	204,478	30,753	107,166		6,000	348,397	(4)

	10,704,013	1,059,294	2,623,507		147,295	14,534,109

(1)	Includes 300,446 corresponding to export withholdings and 690,542 corresponding to turnover tax.
(2)	Includes 40,076 corresponding to research and development activities.
(3)

Includes 36,157 charged to the “Cash-settled share-based payments provision” account of the “Salaries and social security” line item in the statement of financial position, relating to the Value Generation Plan.

(4)	Includes 27,424 and 82,373 corresponding to short-term leases and to the lease charge relating to the underlying asset use or performance, respectively
(5)	Includes 16,031 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

27. EXPENSES BY NATURE (cont.)

	2024
	Production costs (2)	Administrative expenses (3) (5)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	1,040,903	300,036	138,773		13,113	1,492,825
Fees and compensation for services	66,509	241,083	45,272		304	353,168
Other personnel expenses	286,492	29,108	13,177		4,004	332,781
Taxes, charges and contributions	166,824	23,136	937,366	(1)	-	1,127,326
Royalties, easements and fees	1,035,798	-	1,665		2,005	1,039,468
Insurance	87,068	4,804	3,599		-	95,471
Rental of real estate and equipment	213,017	1,129	14,755		-	228,901	(4)
Survey expenses	-	-	-		36,013	36,013
Depreciation of property, plant and equipment	2,127,683	42,591	89,825		-	2,260,099
Amortization of intangible assets	26,100	14,725	1,319		-	42,144
Depreciation of right-of-use assets	236,903	48	10,920		-	247,871
Industrial inputs, consumable materials and supplies	501,371	5,002	7,389		2,289	516,051
Operation services and other service contracts	612,868	12,627	51,034		16,273	692,802	(4)
Preservation, repair and maintenance	1,627,411	36,743	39,410		19,205	1,722,769	(4)
Unproductive exploratory drillings	-	-	-		128,226	128,226
Transportation, products and charges	510,837	-	437,182		-	948,019	(4)
Provision for doubtful receivables	-	26,262	57,323		-	83,585
Publicity and advertising expenses	-	43,251	53,859		-	97,110
Fuel, gas, energy and miscellaneous	161,821	13,480	78,548		7,709	261,558	(4)

	8,701,605	794,025	1,981,416		229,141	11,706,187

(1)	Includes 221,146 corresponding to export withholdings and 554,659 corresponding to turnover tax.
(2)	Includes 40,882 corresponding to research and development activities.
(3)

Includes 32,185 charged to the “Cash-settled share-based payments provision” account of the “Salaries and social security” line item in the statement of financial position, relating to the Value Generation Plan.

(4)	Includes 38,965 and 83,710 corresponding to short-term leases and to the lease charge relating to the underlying asset use or performance, respectively.
(5)	Includes 12,106 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors.

	2023
	Production costs (2)	Administrative expenses (4)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	390,885	108,106	47,083		4,035	550,109
Fees and compensation for services	19,709	77,141	16,244		67	113,161
Other personnel expenses	87,834	9,374	4,332		397	101,937
Taxes, charges and contributions	38,468	8,616	257,017	(1)	-	304,101
Royalties, easements and fees	298,094	-	679		551	299,324
Insurance	24,546	1,442	803		-	26,791
Rental of real estate and equipment	63,684	236	4,791		-	68,711	(3)
Survey expenses	-	-	-		6,068	6,068
Depreciation of property, plant and equipment	865,993	13,062	28,419		-	907,474
Amortization of intangible assets	9,110	5,873	133		-	15,116
Depreciation of right-of-use assets	62,137	33	3,855		-	66,025
Industrial inputs, consumable materials and supplies	176,880	2,157	3,926		70	183,033
Operation services and other service contracts	133,556	3,485	19,212		1,796	158,049	(3)
Preservation, repair and maintenance	458,639	14,970	13,167		30	486,806	(3)
Unproductive exploratory drillings	-	-	-		6,483	6,483
Transportation, products and charges	157,699	-	148,309		-	306,008	(3)
Provision for doubtful receivables	-	-	8,805		-	8,805
Publicity and advertising expenses	-	12,091	19,658		-	31,749
Fuel, gas, energy and miscellaneous	61,811	3,729	21,885		498	87,923	(3)

	2,849,045	260,315	598,318		19,995	3,727,673

(1)	Includes 27,261 corresponding to export withholdings and 182,574 corresponding to turnover tax.
(2)	Includes 18,402 corresponding to research and development activities.
(3)	Includes 22,008 and 30,733 corresponding to short-term leases and to the lease charge relating to the underlying asset use or performance, respectively.
(4)	Includes 2,153 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

28.  OTHER NET OPERATING RESULTS

	2025	2024	2023
Lawsuits	(36,753)	(90,881)	(12,472)
Export Increase Program (1)	19,898	69,017	54,145
Result from sale of assets (2)	249,720	6,611	-
Result from changes in fair value of assets held for sale (3)	(517,862)	(272,804)	-
Provision for severance indemnities (3)	(56,116)	(72,010)	-
Provision for operating optimizations (3)	(115,927)	(274,113)	-
Provision for obsolescence of materials and equipment (3)	(276,114)	-	-
Result from revaluation of companies (4)	52,934	-	-
Result from sale of companies (4)	485,729	-	-
Insurance	-	5,153	-
Miscellaneous	(93,005)	5,612	22,903

	(287,496)	(623,415)	64,576

(1)	See Note 35.j).
(2)	See Notes 11.a) and 11.b).
(3)	See Note 11.a).
(4)	See Note 3.

29.  NET FINANCIAL RESULTS

	2025		2024		2023
Financial income
Interest on cash and cash equivalents and investments in financial assets	37,920		40,172		100,350
Interest on trade receivables	67,089		72,575		34,412
Other financial income	33,160		11,842		9,566

Total financial income	138,169		124,589		144,328

Financial costs
Loan interest	(847,449)		(608,969)		(227,085)
Hydrocarbon well abandonment provision financial accretion	(303,795	) (1)	(311,337	) (1)	(74,058)
Other financial costs	(166,031)		(109,232)		(71,063)

Total financial costs	(1,317,275)		(1,029,538)		(372,206)

Other financial results
Exchange differences generated by loans	3,586		14,190		51,181
Exchange differences generated by cash and cash equivalents and investments in financial assets	(75,676)		(28,048)		(81,341)
Other exchange differences, net	18,459		(57,914	) (4)	44,283 (4)
Result on financial assets at fair value through profit or loss	180,269		226,573		113,697
Result from derivative financial instruments	390		(1,333)		1,863
Result from net monetary position	(29,588)		66,046		117,449
Export Increase Program (3)	-		2,676		7,962
Result from transactions with financial assets	6		(1,959)		25,864 (2)

Total other financial results	97,446		220,231		280,958

Total net financial results	(1,081,660)		(684,718)		53,080

(1)

Includes 206,102 and 200,373 for the fiscal years ended December 31, 2025 and 2024, respectively, corresponding to the financial accretion of liabilities directly associated with assets held for sale, see Notes 2.b.13) and 11.a).

(2)	Includes 15,042 corresponding to the adjustment for inflation of the fiscal year.
(3)	See Note 35.j).
(4)	See Note 2.d).

30.  INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS

The Group participates in JO and other agreements that give to the Group a contractually established percentage over the rights of assets and obligations that emerge from the contracts.

The exploration and exploitation JO and other agreements in which the Group participates allocate the hydrocarbon production to each partner based on the ownership interest contractually established. Consequently, such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

30. INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS (cont.)

The assets and liabilities as of December 31, 2025, 2024 and 2023, and expenses for these fiscal years of the JA and other agreements in which the Group participates are as follows:

	2025	2024	2023
Non-current assets(1)	10,060,481	6,477,762	4,233,352
Current assets	489,163	596,499	92,692

Total assets	10,549,644	7,074,261	4,326,044

Non-current liabilities	354,707	462,812	252,204
Current liabilities	808,643	792,368	390,142

Total liabilities	1,163,350	1,255,180	642,346

Production cost	3,286,828	2,220,186	614,391
Exploration expenses	10,245	33,910	2,464

(1)	Does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and other agreements.

As of December 31, 2025, the main exploration and exploitation JO and Consortiums in which the Group participates are the following:

Name	Location	Working interest	Operator
Acambuco	Salta	22.50%	Pan American Energy LLC
Aguada de Castro and Aguada Pichana Oeste	Neuquén	40.00%	Pan American Energy LLC
Aguada del Chañar (1)	Neuquén	51.00%	YPF
Aguada Pichana Este - Área Vaca Muerta	Neuquén	16.90%	Total Austral S.A.
Aguada Pichana Este - Residual	Neuquén	27.27%	Total Austral S.A.
Aguada Villanueva (2)	Neuquén	50.00%	Pluspetrol S.A.
Aguaragüe	Salta	53.00%	Tecpetrol S.A.
AUS 105	Argentine Continental Shelf	35.00%	Equinor
AUS 106	Argentine Continental Shelf	35.00%	Equinor
Bajada Añelo	Neuquén	50.00%	Shell Argentina S.A.
Bajo del Toro (2)	Neuquén	50.00%	YPF
Bandurria Sur (2)	Neuquén	40.00%	YPF
CAM-2/A SUR	Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
CAN 100 (3)	Argentine Continental Shelf	50.00%	Equinor Argentina BV (Sucursal Argentina)
CAN 102	Argentine Continental Shelf	50.00%	YPF
CAN 114	Argentine Continental Shelf	50.00%	Equinor Argentina AS (Sucursal Argentina)
Chachahuen	Mendoza	70.00%	YPF
Consorcio CNQ 7/A	La Pampa and Mendoza	50.00%	Pluspetrol S.A.
El Orejano	Neuquén	50.00%	YPF
La Amarga Chica	Neuquén	50.00%	YPF
La Calera	Neuquén	50.00%	Pluspetrol S.A.
La Escalonada (4)	Neuquén	45.00%	VMI
Las Tacanas (2)	Neuquén	50.00%	YPF
Lindero Atravesado	Neuquén	37.50%	Pan American Energy LLC
Loma Campana	Neuquén and Mendoza	50.00%	YPF
Loma del Molle	Neuquén	50.00%	YPF
Magallanes	Santa Cruz, Tierra del Fuego and Argentine Continental Shelf	50.00%	Enap Sipetrol Argentina S.A.
Meseta Nueva Esperanza (2)	Neuquén	50.00%	YPF
Narambuena (5)	Neuquén	50.00%	YPF
Pampa Yeguas I	Neuquén	50.00%	Pluspetrol S.A.
Ramos	Salta	42.00%	Tecpetrol S.A.
Rincon de la Ceniza (4)	Neuquén	45.00%	VMI
Rincón del Mangrullo	Neuquén	50.00%	YPF
Rio Neuquén	Neuquén	33.33%	YPF
San Roque	Neuquén	34.11%	Total Austral S.A.
Sierra Chata Consorcio Chihuido (4)	Neuquén	54.45%	Pampa Energia S.A.

(1)	See Note 11.b).
(2)	See Note 38.
(3)	During 2025, YPF’s interest in CAN 100 changed from 35% to 50% due to the start of the second exploratory period in partnership with Equinor Argentina BV (Sucursal Argentina).
(4)	See Note 3.
(5)	See Note 34.a).

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

31. SHAREHOLDERS’ EQUITY

As of December 31, 2025, the Company’s capital amounts to 3,921 and treasury shares amount to 12 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2025, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s exploitation and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

On April 30, 2025, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) corresponding to the year ended on December 31, 2024 and, additionally, approved the following in relation to the retained earnings: (i) completely release the reserve for purchase of treasury shares and the reserve for investments; (ii) allocate the amount of 34,205 to appropriate a reserve for purchase of treasury shares; and (iii) allocate the amount of 6,787,343 to appropriate a reserve for investments.

Until the enactment of Law No. 26,741 described below, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of 57.43% shareholding while Petersen Energía S.A.U. and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.

Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure declared the Class D shares of YPF owned by Repsol as national public interest and subject to expropriation representing 51% of YPF’s equity. In addition, Law No. 26,741 declared that achieving self-sufficiency in the supply of hydrocarbons as well as in the exploration, exploitation, industrialization, transportation and sale of hydrocarbons, shall be considered of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, job creation, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation were distributed as follows: 51% for the Argentine National Government and 49% for certain provinces.

During the fiscal year ended December 31, 2025, the Company has repurchased 343,654 of its own shares issued for an amount of 14,032, for purposes of compliance with the share-based benefit plans (see Note 37). During the fiscal years ended December 31, 2024 and 2023, the Company has not repurchased its own shares.

In accordance with the provisions of the LGS and the CNV rules, the Company must set aside a legal reserve of not less than 5% of the positive result resulting from the algebraic sum of net profit or loss for the year, prior-year adjustments, transfers from other comprehensive income to unappropriated retained earnings and losses from previous years, until such reserve reaches 20% of the sum of the “Capital” and “Adjustment of capital” accounts and the translation differences related to such accounts (See Note 2.b.10)). As of December 31, 2025, the legal reserve has been fully integrated, amounting to 1,141,047. Likewise, the Company’s Shareholders’ Meeting has defined voluntary reserves for future dividends, for investments and for purchase of treasury shares.

Considering Article 3, item 11, sections c) and e), Chapter III, Title IV of CNV rules, the distribution of retained earnings and/or reserves is restricted by the balances of the “Acquisition cost of treasury shares” and “Share trading premiums” accounts, and the translation differences arising from these accounts in accordance with the accounting policy described in Note 2.b.10). According to the Company’s shareholders’ equity, the restricted balances of retained earnings amounts to 51,423 as of December 31, 2025, which are composed of the “Acquisition cost of treasury shares” account. In accordance with the accounting policy described in Note 2.b.10), the balance of the “Acquisition cost of treasury shares” account includes 17,149 for the translation differences arising from this account.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

31. SHAREHOLDERS’ EQUITY (cont.)

When the net balance of retained earnings at the end of a fiscal year is positive, it can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, pursuant to the CNV rules, when the net balance of “Other comprehensive income” account is positive, it will not be distributed nor capitalized nor used to compensate accumulated losses, but will be computed as part of retained earnings in order to make comparisons to determine the situation of the Company in relation to Articles 31, 32 and 206 of the LGS, or other legal or regulatory rules making reference to limits or ratios with capital and reserves, not specifically and expressly provided for under the CNV rules. When the net balance of “Other comprehensive income” account at the end of a fiscal year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

32. EARNINGS PER SHARE

The following table presents the net profit or loss attributable to shareholders of the parent company and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	2025	2024	2023
Net (loss) / profit	(1,087,721)	2,077,482	(1,561,217)
Weighted average number of shares outstanding	391,952,016	392,088,496	391,722,944
Basic and diluted earnings per share	(2,775.14)	5,298.50	(3,985.51)

There are no financial instruments or other contracts outstanding issued by YPF that imply the issuance of potential ordinary shares, thus the diluted earnings per share equals the basic earnings per share.

33. CONTINGENT ASSETS AND LIABILITIES

The Group has the following contingencies and claims, individually significant, which in the opinion of the Company and its external counsels, have a possible outcome. In this sense, and based on the information available to the Group, including the amount of time remaining before conclusion of pending lawsuits, the results of evidence discovery and the assessment of internal and external advisors, the Group is unable to estimate the reasonably possible loss or range of loss in relation to certain matters described in Note 33.b).

33.a) Contingent assets

The Group has no significant contingent assets.

33.b) Contingent liabilities

33.b.1) Environmental claims

●	Asociación Superficiarios de la Patagonia (“ASSUPA”)

ASSUPA sued the companies operating exploitation concessions and exploration permits in the different basins (Neuquina basin in 2003, Northwest basin in 2010, and Austral basin in 2012), YPF among them, claiming the remediation of the general environmental damage purportedly caused by hydrocarbon activities. In addition, it requested the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future.

Concessionary companies in the Neuquina basin areas

The claim was answered by YPF and the rest of the sued parties. Following several proceedings, on December 30, 2014, the CSJN issued 2 interlocutory judgments. The first judgment declared that all environmental damages related to local and provincial situations were outside the scope of its original competence, and that only inter-jurisdictional situations (such as the Colorado River basin) would fall under its venue. In the second judgment, the CSJN rejected the petition filed by ASSUPA to incorporate Repsol S.A. and the directors who carried their activities in YPF until April 2012 as a necessary third party. The CSJN also rejected precautionary measures and other proceedings related to such request.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

As a result of such decision, an individual filed a preventive damage action to reduce presumed damages and prevent future damages (action for repair of damages) consisting of the comprehensive remediation of collective damages allegedly caused by the hydrocarbon activity undertaken by YPF in the Province of Neuquén. In such action, YPF answered the claim and requested that the National Government, the Provincial Government and other oil companies in the area be summoned to appear.

Concessionary companies in the Northwest basin areas

On December 1, 2014, YPF was notified of the complaint and moved for the suspension of procedural deadlines due to notification defects, which motion was granted by the court. On April 19, 2017, YPF was notified of the court order resuming procedural deadlines and timely filed a challenge for legal defect, together with other the co-defendants. The court ordered those terms to answer the complaint be stayed until a final order is rendered on the defense based on a legal defect. As of the date of issuance of these consolidated financial statements, the procedural deadlines are suspended until the digitization of the proceedings.

Concessionary companies in the Austral basin areas

On November 2, 2015, YPF was notified of the claim and requested the suspension of procedural deadlines due to notification defects. This suspension was granted by the court and following several incidents with different codefendants and parties summoned to appear. On June 23, 2020, the judge ordered a new notification with the transfer of the case. The decision was appealed by the plaintiff.

On May 12, 2021, the file was submitted to the Federal Contentious Administrative Court of Appeals to decide on the plaintiff’s appeal on the interlocutory judgment, in which the judge decided to sustain the claim filed by YPF, among other co-defendants, ordering the transfer of the case. On November 8, 2022, the Federal Contentious Administrative Court ratified the decision of the Lower Court the complaint to be served again.

●	Dock Sud, Río Matanza, Riachuelo, Quilmes and Refinería Luján de Cuyo

In 2006, a group of neighbors of Dock Sud, Province of Buenos Aires, sued 44 companies, including YPF, the Argentine Government, the Province of Buenos Aires, the Autonomous City of Buenos Aires and 14 municipalities, before the CSJN, seeking remediation and indemnification for environmental collective damages to the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, filed 2 additional environmental claims, one of which was desisted in relation to YPF, while the other claim seeks remediation and indemnification for collective environmental damages to the Dock Sud area and individual property damages allegedly suffered by several companies located in that area, including YPF, the Province of Buenos Aires and several municipalities. Currently, it is not possible to reasonably estimate the outcome of these complaints, nor is it possible to estimate the resulting associated legal fees and expenses. YPF has the right to be indemnified and held harmless by the Argentine Government for events and claims prior to January 1, 1991, in accordance with YPF Privatization Law.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

Through its judgment dated July 8, 2008, the CSJN:

-

Determined that the Authority of the Matanza Riachuelo Basin (“ACUMAR”) (Law No. 26,168) should be in charge of executing the program for environmental remediation of the rivers, being the Argentine Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires responsible for its performance; delegated to the Federal Lower Court of Quilmes the knowledge of all the matters concerning the execution of the remediation and sanitation; declared that all the litigations related to the execution of the remediation plan will be accumulated and be processed by this court and that this process produces lis pendens relating to the other collective actions seeking the environmental remediation of the basin, which should be archived. YPF was notified of certain resolutions issued by ACUMAR, whereby the Company was required to present an industrial reconversion plan in connection with certain YPF installations. Despite the appeal by the Company of the aforementioned resolutions, the plan was still presented.

-	Decided that the proceedings to determine liabilities arising from past behaviors to repair the collective environmental damage would continue being heard by CSJN.

On October 22, 2024, the CSJN issued a final judgement whereby: (i) it terminated the CSJN’s supervision of compliance with the judgement of July 8, 2008; (ii) it terminated the case for the remediation of the collective environmental damage without sentencing any of the 44 defendant companies; (iii) it imposed the costs in the order incurred; and (iv) it decided that the litigation related to the execution of the remediation plan will continue to be processed before the corresponding court. YPF is not a party to such litigation.

In addition to the aforementioned in Note 17.a.3) related to environmental claims in Quilmes, the Company has other judicial and non-judicial claims against it, based on similar arguments.

On the other hand, the monitoring activities carried out routinely by YPF have allowed to detect a certain degree of environmental impact on the subsoil within the vicinity of the Luján de Cuyo Refinery, which led to the implementation of a program for the survey, assessment and remediation of environmental damages, agreed by the Company with the enforcement agencies of the Province of Mendoza, which costs have been recognized in the “Provision for environmental liabilities” account of the “Provisions” line item in the statement of financial position.

Regarding the environmental damage to the aquifer surrounding the Luján de Cuyo Refinery, a detailed research plan was conducted in order to define, analyze risks and implement mitigating actions. Thereafter, a remediation engineering plan was developed which is currently being implemented. Remediation follow-up is carried out under the supervision and with the assistance of Instituto Nacional del Agua (“INA”) and local authorities.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

33.b.2) Contentious claims

●

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) - Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”, and together with Petersen, the “Plaintiffs”)

Plaintiffs in these proceedings are Petersen and Eton Park, both of which previously held American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs) representing YPF Class D shares. Petersen filed its complaint on April 8, 2015 and Eton Park filed its complaint on November 3, 2016. Both complaints were filed before the United States District Court for the Southern District of New York (“District Court”), and against the Republic of Argentina (“Republic”) and YPF. The complaints make allegations related to the Republic’s intervention in YPF in 2012 and the Republic’s subsequent expropriation of a controlling interest in YPF held by Repsol (see Note 31). Petersen and Eton Park allege that the Republic and YPF breached purported obligations contained in the Company’s bylaws. The Petersen case and the Eton Park case were deemed to be related cases, are being conducted jointly and were assigned to the same District Court.

On September 8, 2015, before Eton Park had filed its complaint, the Republic and YPF filed motions to dismiss Petersen’s claims. On October 19, 2015 and October 23, 2015, Petersen filed oppositions to the Republic’s and YPF’s motions to dismiss, respectively. On September 9, 2016, the District Court issued a decision partially denying the motions to dismiss. The Company and the Republic appealed this decision, requesting a complete dismissal of the complaint. The Company and the Republic argued that the case should proceed in Argentina, if at all (forum non conveniens). The United States Court of Appeals for the Second Circuit (“Court of Appeals”) held that the District Court had jurisdiction over this matter. On October 31, 2018, the Company and the Republic appealed this decision to the United States Supreme Court (“Supreme Court”). On June 24, 2019, the Supreme Court declined to hear the appeal.

On August 30, 2019, the Republic and YPF filed motions to dismiss both the Petersen and the Eton Park cases, once again arguing that the cases should proceed in Argentina (forum non conveniens). On June 5, 2020, the District Court denied these motions to dismiss. The Republic and YPF filed their answers to the Petersen complaint on July 8, 2019 and to the Eton Park complaint on July 10, 2020. On July 13, 2020, the District Court issued an order requiring the parties to proceed with fact and expert discovery. Given the overlap between the Petersen and Eton Park cases, they moved forward jointly and the parties proceeded with consolidated discovery in both cases. Fact discovery concluded on August 27, 2021.

Expert discovery concluded on April 6, 2022. On April 14, 2022, Plaintiffs and YPF and the Republic filed opening briefs in support of cross-motions for summary judgment in the Petersen and Eton Park actions. Plaintiffs argued that the District Court should grant summary judgment in their favor on liability and damages as to both YPF and the Republic. In their opening briefs, YPF and the Republic each argued that it has no liability and owes no damages to Plaintiffs, and that the District Court should, therefore, grant summary judgment in its favor and dismiss all remaining claims against it. The parties filed opposition and reply briefs on May 26, 2022 and June 23, 2022, respectively.

On March 30, 2023, the District Court granted YPF’s motion for summary judgment and denied Plaintiffs’ motion for summary judgment as to YPF in its entirety. The District Court found that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs and accordingly dismissed Plaintiffs’ claims against YPF.

In line with the decision issued on March 30, 2023, in the final judgment issued on September 15, 2023 the District Court ordered, adjudged and decreed that all of Plaintiffs’ claims against YPF were dismissed, decreeing that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

On October 18, 2023, Plaintiffs appealed the District Court’s final judgment as to YPF and those orders that, for purposes of appeal, merge into the designated final judgment.

On October 23, 2023, YPF filed a notice of conditional cross-cross-appeal.

The appeals filed by the parties in these proceedings were fully briefed as of September 6, 2024. The Court of Appeals held oral argument on these appeals on October 29, 2025.

On April 1, 2024, Plaintiffs filed a turnover motion, which became public (and accessible to YPF) on April 22, 2024. This motion requested that the District Court order the Republic to turn over the YPF Class D shares held by the Republic to Plaintiffs in partial satisfaction of the District Court’s judgment against the Republic in this proceeding. Plaintiffs and the Republic completed their briefing on the turnover motion on July 8, 2024.

Plaintiffs are also seeking discovery of documents from YPF related to their theory that YPF could be an alter ego of the Republic. YPF denies that it is an alter ego and objected to Plaintiffs’ document requests. On May 28, 2024, the District Court ordered YPF to produce documents in response to Plaintiffs’ discovery requests. As of the date of issuance of these consolidated financial statements, Plaintiffs have not requested that the District Court find that YPF is an alter ego of the Republic.

On August 12, 2024, YPF filed a brief requesting that the District Court permanently enjoin Plaintiffs from pursuing recovery from YPF in connection with their September 15, 2023 final judgment against the Republic, arguing that Plaintiffs’ alter ego theory is barred under the doctrine of res judicata. Plaintiffs filed their opposition on August 26, 2024 and YPF filed its reply on September 3, 2024.

On November 15, 2024, the District Court stayed alter ego discovery from YPF, pending the Court’s consideration of supplemental briefing by YPF, the Republic and Plaintiffs on certain issues, including subject matter jurisdiction. The supplemental briefing was completed on January 24, 2025.

On June 30, 2025, the District Court granted Plaintiffs’ turnover motion, ordering the Republic to: (i) transfer its Class D shares of YPF to a global custody account at the Bank of New York Mellon (“BNYM”) in New York within 14 days of the date of the order; and (ii) instruct BNYM to initiate a transfer of the Republic’s ownership interests in its Class D shares of YPF to Plaintiffs or their designees within one business day of the date on which the shares are deposited into the account.

Also on June 30, 2025, in proceedings brought by Bainbridge Fund Ltd. against the Republic, the District Court issued a similar order directing the Republic to turn over its Class A and Class D shares of YPF.

On July 10, 2025, the Republic filed with the Court of Appeals: (i) notices of appeal of the June 30, 2025 turnover orders in both Plaintiffs’ and Bainbridge Fund Ltd.’s proceedings; and (ii) emergency motions for a stay pending appeal of the June 30, 2025 turnover orders and an immediate administrative stay. On July 15, 2025, the Court of Appeals granted a temporary administrative stay of the turnover orders pending resolution of the stay motions. On August 15, 2025, the Court of Appeals granted a stay pending resolution of the Republic’s appeal of the June 30, 2025 turnover orders.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

33. CONTINGENT ASSETS AND LIABILITIES (cont.)

YPF is not a party to the aforementioned turnover proceedings.

On September 17, 2025, the District Court denied YPF’s request to permanently enjoin Plaintiffs from pursuing recovery from YPF in connection with their September 15, 2023 final judgment against the Republic and ordered Plaintiffs and YPF to continue with the discovery process. The District Court’s decision does not decide the question of whether YPF is an alter ego of the Republic, which YPF strongly denies.

On October 1, 2025, YPF filed a motion for reconsideration of the September 17, 2025 order with the District Court arguing, among other things, that the District Court erred by overlooking binding precedent regarding the Court’s lack of subject matter jurisdiction. YPF also requested a stay of discovery from YPF. The Court granted the request for a stay of alter ego discovery from YPF pending resolution of YPF’s reconsideration motion.

On November 10, 2025, the District Court denied YPF’s motion for reconsideration of the September 17, 2025 order.

YPF has appealed the September 17, 2025, and November 10, 2025, orders, and those appeals have been consolidated. YPF filed its opening appeal brief on December 23, 2025. Briefing is scheduled to be complete on March 13, 2026, with oral argument calendared for the week of April 13, 2026. On December 23, 2025, the District Court granted YPF’s request to stay alter ego discovery from YPF pending these appeals.

On January 15, 2026, Plaintiffs filed a motion for sanctions and contempt against the Republic. Plaintiffs have asked, among other things, for the District Court to preclude the Republic from arguing that YPF and other instrumentalities are not alter egos of the Republic. Plaintiffs have also asked the Court to draw certain adverse inferences that Plaintiffs believe will help to support their alter ego theories. Briefing is scheduled to conclude on March 5, 2026. An evidentiary hearing is scheduled for April 21 to 23, 2026. YPF is not a party to this motion.

YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

The Company will continue to reassess the status of these litigations and their possible impact on the results and financial situation of the Group, as needed.

33.b.3) Claims before the CNDC

●	Claims for fuels sale prices

The Group was subject to certain claims before the CNDC, related to alleged price discrimination in sale of fuels which were timely answered by YPF.

33.b.4) Other claims

Additionally, there are several labor, civil and commercial cases in which the Group has been sued and several claims from the ARCA and provincial and municipal tax authorities, not individually significant, which have not been provisioned for, as the Company, based on the evidence available as of the date of issuance of these consolidated financial statements, has considered that they constitute possible contingencies.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

34. CONTRACTUAL COMMITMENTS

34.a) Exploitation concessions, transport concessions and exploration permits

In fiscal year ended December 31, 2025, the Group obtained exploitation concessions, transport concessions and exploration permits which include commitments to make certain investments and expenditures and to maintain activity levels. In addition, extensions of certain concessions and permits were obtained, and certain areas were reversed. The most relevant agreements, concessions and permits that took place in the year ended December 31, 2025 are described below:

CENCH in the Province of Neuquén

On March 10, 2025, by means of Decrees No. 275/2025, 276/2025 and 277/2025 the Executive Branch of the Province of Neuquén approved the granting of the CENCH in the “Aguada de la Arena”, “La Angostura Sur I” and “La Angostura Sur II”, and “Narambuena” blocks, respectively. These CENCH have the following characteristics:

-	Aguada de la Arena: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 6 unconventional wells.

-	La Angostura Sur I: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 4 unconventional wells.

-	La Angostura Sur II: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 3 unconventional wells.

-

Narambuena: This CENCH is 50% owned by YPF and 50% by Compañía de Desarrollo No Convencional S.R.L. (“CDNC”) and the commitments assumed include the execution of a pilot plan of 14 unconventional wells.

In addition to the aforementioned commitments assumed by YPF, it includes payments for an exploitation bonus and a corporate social responsibility bonus.

Los Parlamentos

On September 19, 2025, the Company entered into a Settlement Agreement with the Province of Mendoza, through which: (i) the “Los Parlamentos” exploration permit was reverted, where existed outstanding commitments to be fulfilled for 14; and (ii) YPF undertakes the commitment to drill a well in the Vaca Muerta formation under the “CN VII/A” exploration permit, with an investment of up to 22; among others. The aforementioned agreement became effective on October 21, 2025, through notification to the Company of Decree No. 2,266/2025 of the Province of Mendoza.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

34.b) Investment agreements and commitments and assignments

The Group has executed investment agreements and commitments, and assignments. The main characteristics of the most relevant agreements and commitments, and assignments executed in fiscal years ended December 31, 2025, 2024 and 2023 are described below:

Transportation concession for the Vaca Muerta Norte oil pipeline

On February 9, 2023, through Decree No. 299/2023 issued by the Province of Neuquén, YPF was granted an crude oil transportation concession associated with the La Amarga Chica Hydrocarbon Unconventional Exploitation Concession, which includes the construction of an crude oil pipeline from La Amarga Chica to the Puesto Hernández blocks for the supply of Luján de Cuyo Refinery and the export of crude oil to Chile for the remaining term of the exploitation concession abovementioned. As of the date of issuance of these consolidated financial statements, the assignment by YPF to other companies of the oil and gas industry of its 24.8% interest in this transportation concession is pending approval by the Province of Neuquén.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

34. CONTRACTUAL COMMITMENTS (cont.)

LNG project

On May 2, 2025, YPF, through its subsidiary Sur Inversiones Energéticas, together with Pan American Energy S.L. (“PAE”), Wintershall DEA Argentina S.A. (“Wintershall”), Pampa Energía S.A. (“Pampa”) and Golar FLNG Sub-Holding Company Limited (“Golar Subholding”), collectively the shareholders of Southern Energy S.A. (“SESA”) have agreed to:

-

Make the final investment decision as provided in the Bareboat Charter Agreement entered into with Golar Hilli Corporation in July 2024, and its subsequent addenda, for the term of 20 years for the charter of the liquefaction vessel Hilli Episeyo (“FLNG Hilli”), with a nominal capacity of 2.45 million tons of LNG per year (“MTPA”), to be located on the coast of the Argentine Sea in the Province of Río Negro, with the purpose of processing natural gas from Vaca Muerta for LNG export (“BBCA Hilli”).

-

Enter into a second Bareboat Charter Agreement with Golar MKII Corporation, for the construction, lease and operation of a new liquefaction vessel, the FUJI LNG (“FLNG MKII”), for 20 years (extendable for an additional period of 5 years at SESA’s option), with a nominal capacity of 3.5 MTPA, in order to increase the capacity to process natural gas from Vaca Muerta and export LNG, subject to closing conditions including, among others, the final future investment decision as provided in such agreement (“BBCA MKII”). On November 4, 2025, after the fulfillment of the closing conditions, the Bareboat Charter Agreement with Golar MKII Corporation became effective.

In order to supply the FLNG Hilli and FLNG MKII vessels with natural gas for the liquefaction process, SESA entered into natural gas supply agreements (“GSA”) with PAE, Sur Inversiones Energéticas, Pampa and Wintershall for the term of 20 years. In this regard, in order for both vessels to operate all year round, SESA contemplates the construction of a dedicated gas pipeline between the Province of Neuquén and the San Matías Gulf in the Province of Río Negro. Operations of the FLNG Hilli vessel are expected to commence in late 2027 or early 2028 and those of the FLNG MKII vessel are expected to commence in late 2028.

As of the date of issuance of these consolidated financial statements, the shareholding in SESA is as follows: PAE (30%); Sur Inversiones Energéticas (25%); Pampa (20%); SE Argentina Holding B.V.,by transfer from Wintershall on July 24, 2025 (15%); and Golar Subholding (10%).

The Company has entered into the GSA and the SESA Shareholders’ Agreement guaranteeing the obligations of its subsidiary Sur Inversiones Energéticas under such agreements, see Note 34.d).

34.c) Contractual commitments

The Group has signed contracts under which it has agreed to buy certain products and services, and to sell natural gas, LPG and other products. Some of the mentioned contracts include penalty clauses establishing compensations for the breach of the obligation to receive, deliver or transport the product subject-matter of the contract. The anticipated estimated losses for onerous contracts, if any, considering the compensations mentioned above, have been charged to net profit or loss for the period in which they are incurred.

The Group has renegotiated certain natural gas export contracts that were affected for regulatory reasons by interruptible and firm natural gas supply contracts in compliance with the natural gas export regulations effective in Argentina at each given time. As of the date of issuance of these financial statements, the Group is performing the activities in compliance with the commitments agreed above. Should the Group fail to comply with those agreements, we could be subject to significant claims, subject to the defenses that the Group might have.

As of December 31, 2025, the exploratory and investment commitments and expenses until the completion of the most significant exploration permits and exploitation concessions amount to 1,014,200.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

34. CONTRACTUAL COMMITMENTS (cont.)

34.d) Granted guarantees

As of December 31, 2025, the Group issued bank guarantees for an amount of US$ 40 million. YPF assumed other commitments for an amount of US$ 12 million in relation to compliance with obligations of its subsidiaries and joint ventures. Likewise, related to the 25% equity interest of Sur Inversiones Energéticas in SESA, on May 30, 2025 and October 27, 2025 the Company granted guarantees in favor of Golar Hilli Corporation for up to 137.5 and in favor of Golar MKII Corporation for up to 187.5, respectively, see Note 34.b).

On January 2024, YPF has opened a reserve and payment account in New York for holders of Class XXVIII NO, whose balance as of December 31, 2025 is US$ 48 million, representing 125% of the debt services of NO to be paid over the next 6 months, in line with existing foreign exchange regulations.

Vaca Muerta Sur Project guarantee

On July 8, 2025, our associated VMOS signed an international syndicated loan for 2,000 to finance the construction of the Vaca Muerta Sur Project. As guarantee for the obligations assumed in this loan, VMOS’s shareholders, including YPF, have granted a fiduciary assignment of their VMOS’s shares as collateral for such financing, which will remain in force until the completion of the Vaca Muerta Sur Project.

35. MAIN REGULATIONS

The main regulatory framework under which the Group carries on its business activities is described below. However, the purpose of this section is not to provide an exhaustive description of all the regulations governing the Group’s business.

35.a) Regulations applicable to the hydrocarbon industry

35.a.1) Hydrocarbons Law

Law No. 17,319 of 1967 and its numerous amendments, including Law No. 27,007 of 2014, establish the general principles governing the exploration, exploitation, industrialization, transportation, and commercialization of hydrocarbon resources in Argentina (“Hydrocarbons Law”). Likewise, in 2024, the Bases Law incorporated new amendments to the Hydrocarbons Law (see Note 35.l)). The most relevant aspects are as follows:

-

Liquid and gaseous hydrocarbon reservoirs located in Argentine territory and its continental shelf belong to the Argentine Government or the provinces, depending on their territorial location. Activities related to hydrocarbon exploration, exploitation, industrialization, transportation and commercialization shall be undertaken by state-owned, private or mixed ownership companies, under the provisions of the Hydrocarbons Law and the regulations issued by the PEN. Also, these companies shall be registered with the Registry of Oil Companies created under SE Resolution No. 407/2007, under which a technical and financial analysis of those companies is conducted on an annual basis. Companies not registered are not authorized to undertake activities in oilfields located in Argentine territory.

-

The terms for exploration permits are set at each call for bids by the enforcement authority, according to the exploration objective: (i) permit for conventional exploration concessions, the term is divided into 2 periods of up to 3 years each, plus an optional extension of up to 5 years; (ii) permit for unconventional exploration, the term is divided into 2 periods of up to 4 years each, plus an optional extension of up to 5 years; and (iii) permit for exploration in continental shelf and territorial waters, the term is divided into 2 periods of 3 years each, which may be extended for 1 year each.

The terms for exploitation concessions, which shall run from the date the concession is awarded under the respective regulation, shall be as follows: (i) conventional exploitation concession: 25 years; (ii) unconventional exploitation concession: 35 years; and (iii) exploitation concession in continental shelf and territorial waters: 30 years. Also, at least one year prior to the expiration of the concession, the holder of the exploitation concession may request an unlimited number of concession extensions, each for a term of 10 years.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

Since the issuance of the Bases Law, the request for conversion of a conventional exploitation concession into an unconventional exploitation concession will only be available until December 31, 2028, and its term will be 35 years without extensions.

Additionally, for new exploitation concessions, the national or provincial Executive Branch, as applicable, at the time of defining the terms and conditions of the bidding, may determine in a reasoned manner other terms of up to 10 years more than those provided for in the Hydrocarbons Law.

-

Holders of exploitation concessions may obtain a transportation concession to evacuate their production. Thus, the term of transportation concessions originating from a conventional exploitation concession will be 25 years, and those originating from an unconventional exploitation concession will be 35 years, counted from the date of the concession award plus any extension of the terms which may be granted.

Since the issuance of Decree No. 115/2019, the term of transportation concessions awarded through a bidding process will be 35 years from the date of award, which may be extended for an additional term of 10 years. Additionally, holders of transportation concessions granted from the effective date of such decree and expansions of facility capacity in transportation concessions granted prior to such date and carried out thereafter, may ensure firm service capacity to shippers through capacity reservation contracts. These contracts may be freely negotiated regarding their allocation modality, prices and volumes. The uncontracted capacity and the unused contracted capacity shall be subject to the tariff to be approved by the enforcement authority.

Since the issuance of the Bases Law, the legal figure of “transportation concession” is replaced by the figure of “transportation authorization”. Also, it establishes that exploitation concessions and transportation concessions granted prior to the enactment of the Bases Law will continue under the legal figure of “concession” and governed until their expiration by the legal framework existing at the date of approval of the Bases Law.

-

Holders of exploration permits and exploitation concessions shall pay: (i) annually in advance, a fee per each square kilometer or fraction, according to the scale specified by the PEN; and (ii) a percentage between 12% and 18% of wellhead production of the liquid hydrocarbons extracted by way of royalty, allowing the national or provincial Executive Branch, as appropriate, and as grantors of such concessions, to reduce this rate up to 5% considering the productivity, conditions and location of the wells. In addition, they are subject to federal, provincial and municipal taxes, customs duties on imports and exports, and, during the effective term of the exploration permit or exploitation concession, to the tax regime established under the Hydrocarbons Law.

Since the issuance of the Bases Law, the royalties to be paid to the enforcement authority in exploitation concession bidding processes will be offered by the concessionaire, determining that the royalty to be offered will be 15% plus or minus a percentage at the bidder’s discretion.

Additionally, the fee for each square kilometer or fraction thereof that a holder of an exploration permit or an exploitation concession must pay annually and in advance shall be calculated according to a scale determined by the price of a barrel of oil quoted on the “Frontline ICE Brent”.

-	Default on the obligations arising under permits and concessions may cause the expiration of the terms, or the imposition of fines by the enforcement authority, as specified in the Hydrocarbons Law.

-

Since the issuance of the Bases Law, international trade of hydrocarbons and/or its derivatives will be free, according to the terms and conditions established by the PEN, and exploration permit holders and/or exploitation concessionaires, refiners and/or marketers may freely export hydrocarbons and/or their derivatives, subject to the SE’s non-objection.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

Decree No. 1,057/2024 established that the free exercise of the right to export hydrocarbons and/or their derivatives may not be interrupted, nor be reviewed again once certain deadlines have passed, during the entire period or program of shipments or deliveries not objected to by the SE, and the requirements established in said decree must be complied with for this purpose, except in the event of exceptional circumstances which objectively compromise the security of supply in the domestic market. For those exports of hydrocarbons and/or their derivatives whose period or program of shipments or deliveries exceeds 1 year, the interested party must prove the right to dispose of the export volumes and in the deadlines committed.

Likewise, it provided that the SE may object in whole or in part to the export of hydrocarbons and/or their derivatives, only based on the technical and/or economic reasons that affect the security of supply in the domestic market. Additionally, it establishes that the SE may object totally or partially to exports due to significant and unforeseen variations in the prices of hydrocarbons and/or their derivatives in the domestic market, on a temporary basis and until this situation has ended.

-

Since the issuance of the Bases Law, hydrocarbon processing and natural gas storage activities are incorporated, for which the national or provincial Executive Branch, as applicable, may grant storage and/or processing authorizations.

-

Owners of projects and/or facilities for the conditioning, separation, fractionation, liquefaction and/or any other hydrocarbon industrialization process may request an authorization to transport hydrocarbons and/or their derivatives to their industrialization facilities and from them to subsequent industrialization or commercialization process centers and/or facilities.

Decree No. 1,057/2024 establishes that for the holders of such projects and/or facilities whose construction, installation or operation had been authorized prior to the entry into force of the Bases Law, it is not mandatory to process the conversion to authorizations under the scheme of said law.

Those authorized to process hydrocarbons are required to process hydrocarbons from third parties up to a maximum of 5% of the capacity of their facilities.

Additionally, the Bases Law incorporated amendments to the Hydrocarbons Law regarding the regulations applicable to the transportation, processing, storage, distribution and commercialization of natural gas, which are described in Note 35.c.1).

Also, title to hydrocarbon resources was transferred by the Argentine Government to the provinces under the following laws and decisions which amended the Hydrocarbons Law:

-	In 1992, Law No. 24,145 approved the transfer of hydrocarbon reserves to the provinces where they are located.

-	In 1994, the Argentine National Constitution was amended. Under this amendment, the provinces were granted the primary control of natural resources within their territories.

-

In 2003, under Decree No. 546, the right to award exploration permits and/or exploitation concessions and transportation concessions in certain locations designated as transfer areas, as well as in other areas designated by competent provincial authorities, was transferred to the provinces.

-

In 2007, Law No. 26,197 recognized that hydrocarbon reservoirs, in compliance with Article 124 of the Argentine National Constitution (including reservoirs for which concessions were awarded prior to 1994) were owned by the provinces and granted them right to administer such reservoirs.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

35.a.2) YPF Privatization Law

In 1992, Law No. 24,145 (“Privatization Law”) privatized Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor company, and decided the transfer of hydrocarbon fields from the Argentine Government to the provinces, subject to the existing rights of the holders of exploration permits and exploitation concessions. Under the Privatization Law, the Company was awarded exploration permits and exploitation concessions which are the original titles to numerous concessions that are currently operated by YPF.

35.a.3) CENCH in the Province of Neuquén

On December 16, 2021, the Province of Nequén published Decree No. 2,183/2021 whereby approved Resolution No. 53/2020, as amended by Resolution No. 142/2021, which regulate the award of a CENCH in the province.

The aforementioned resolutions: (i) established the parameters applicable to the pilot plan to be submitted in order to apply for a CENCH and the technical criteria to define the territorial area of the CENCH; (ii) created the Area Extension Bonus for the area exceeding the pilot plan area; (iii) required the presentation of an annual update of a Continuous Development Plan during the mass production stage, and (iv) specified that commitments undertaken for the year following each presentation and update of the Continuous Development Plan should be firm commitments.

35.b) Regulations applicable to the Downstream activities

35.b.1) Regulation related to liquid hydrocarbon exports

Exports of crude oil, gasoline and diesel, among other goods, are subject to the registration provided for under Decree No. 645/2002 and SRH Resolution No. E-241/2017, as amended by SSHyC Resolution No. 329/2019.

In order to obtain an export permit, companies interested in exporting these products should enter export transactions in a register and ensure they have given the possibility of acquiring the products to interested potential domestic market agents.

On March 28, 2023, SE Resolution No. 175/2023 was published, creating a special regime for the registration of crude petroleum oils and oils obtained from bituminous minerals through cross-border crude oil pipelines. In order to obtain the export permit, entities will be required to prove to the SSHyC that the respective export does not affect domestic market supply. The permit shall indicate the export volume authorized for a minimum term of 1 year from the date the permit was granted.

Decree No. 1,057/2024 (see Note 35.l)) provided that the SE shall keep a record of the export operations that were notified, those that were objected to, and those that were actually carried out. This decree establishes that, until its repeal or modification is ordered, exclusively with regard to the registration of such operations, Decree No. 645/2002, SRH Resolution No. E-241/2017 and its amendment Disposition No. 329/2019 of the SSHyC, and Resolution SE No. 175/2023 will continue to be applicable. In addition, it determines that the SE must make the corresponding regulatory adjustments for these and all other regulations referring to exports of hydrocarbons and/or their derivatives in order to comply with the objectives established in the Bases Law (see Note 35.l)) and the Hydrocarbons Law (see Note 35.a.1)).

In addition, the provisions regulating the export of hydrocarbons and/or their derivatives are described in the Hydrocarbons Law (see Note 35.a.1)).

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

35.b.2) Refined products

Resolution No. 5/2016 issued by the former SRH, which replaced Annex II to SE Resolution No. 1,283/2006, established specifications for grades 2 and 3 of diesel and gasoline, which include changes in the content of lead, manganese, oxygen and ethanol, and, more significantly, in relation to sulphur, demanding oil and gas companies to implement a plan to reduce sulphur limits to 50 mg/kg for gasoline grade 2, to 10 mg/kg for gasoline grade 3 and up to 350 mg/kg for diesel grade 2. In order to meet the new specifications, oil and gas companies had to submit to the enforcement authority a detailed schedule of the investment program for the following years.

Through SE Resolution No. 576/2019, which modified former SRH Resolution No. 5/2016, new specifications were established for gasoline grade 2 and diesel grade 2, and the deadline to meet these requirements regarding sulphur content in gasoline grade 2 was extended since January 1, 2024. As of that date, the specifications that apply to gasoline grade 2 establish a maximum sulphur content of 50 mg/kg.

However, through SE Resolution No. 492/2023 a specific mechanism was established to defer the effective date of the specifications of SE Resolution No. 576/2019 in accordance with the schedules detailed by each oil and gas company to reach the required specifications. In this sense, in relation to the detailed schedule of the investment program submitted by the Company, the enforcement authority decided to extend, on several occasions, the deadline to comply with the specifications for gasoline grade 2 produced at the La Plata Industrial Complex until June 30, 2024, and for diesel grade 2 produced at the Luján de Cuyo Industrial Complex until July 1, 2026. Therefore, the Company is currently executing the last activities in compliance with the applicable resolution, having completed those related to the La Plata Industrial Complex.

35.b.3) Regulatory framework associated with the LPG industry

Law No. 26,020 of 2005 (“LPG Law”), amended by Decree No. 446/2025, establishes the regulatory framework for the LPG industry, covering all activities related to the production, fractionation, bottling, transportation, storage, distribution and sale of LPG, declared of public interest by said law. It also establishes (i) the free import of LPG, (ii) the free export of LPG once the supply of the domestic market is ensured and (iii) the sale of LPG by producers to the domestic market up to the export parity price.

Under the LPG Law, the Argentine Government launched several incentive programs for the supply of the domestic market (see Note 35.f.2)).

35.c) Regulations applicable to natural gas and LNG activities

35.c.1) Transportation, processing, storage, distribution and commercialization of natural gas

Law No. 24,076 (“Gas Law”), which was enacted in 1992, together with its Regulatory Decree No. 1,738/1992, as amended by the Bases Law (see Note 35.l)), regulate natural gas public transportation and distribution services.

The Gas Law created the ENARGAS to administer and enforce the legal framework adopted for the transportation, distribution and commercialization of natural gas.

Natural gas transportation and distribution systems are divided into 2 main natural gas pipelines, the Northern and Southern systems, operated by transportation companies and 9 regional distribution companies. These systems operate under the open access principle, whereby natural gas suppliers have access to the available capacity without discrimination. Also, under the Gas Law, transportation companies are not allowed to buy or sell natural gas (with certain exceptions) and certain forms of cross-ownership among producers, transporters, distributors and sellers is forbidden.

The domestic wholesale demand of natural gas is divided into 4 segments: (i) priority demand supplied by distribution companies (residential demand and other non-industrial users, hereinafter the “Distribution”); (ii) thermoelectric generation; (iii) industrial demand; and (iv) compressed natural gas (“CNG”).

Regarding commercialization, the Gas Law provides that prices shall result from the free interaction of supply and demand and established the right to transfer the acquisition cost of natural gas to users of the distribution system.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

However, regulations applicable to natural gas commercialization were affected by the declaration of public emergency under Law No. 25,561 enacted on January 6, 2002 (“Public Emergency Law” of 2002), the financial crisis of 2001, the end of the convertibility regime and the freezing of transportation and distribution tariffs. Thus, a series of provisional decisions modified the pricing system and the volumes tendered, among which the following stand out: regulations seeking to establish agreements between producers and the SE to ensure offer volumes and an interim process for price reconversion; rules regulating natural gas dispatch to redirect injected natural gas and other mechanisms to ensure the supply of the priority demand (Distribution segment).

In 2017, after the Public Emergency Law of 2002 ceased to be effective, a transition process began for the supply of the Distribution segment, which comprised: calling upon producers and ENARSA to reach an agreement on the basic conditions (“Framework Agreement”) for the supply of natural gas effective from January 1, 2018 to December 31, 2019; establishing a mechanism for competitive bidding for the term April 2019 - March 2020 and the subsequent renewal (instructed by the SE) of the contracts resulting from the bidding process until the expiration of the term established in Article 5 of Law No. 27,541 (the Solidarity Law declaring the public emergency of the energy sector).

From January 1, 2021, since the approval of the Plan GasAr 2020-2024 by Decree No. 892/2020 (see Note 35.f.1)), the demand from the Distribution segment and most of the demand from the thermoelectric generation segment are duly supplied, and therefore, the prices received by producers supplying these segments are established through the bidding process provided for thereunder.

The sale of natural gas to the thermoelectric generation segment was regulated by former SE Resolution No. 95/2013, Article 8, whose effectiveness was reestablished by Resolution No. 12/2019 issued by Ministry of Productive Development, under which CAMMESA had provisionally been assigned the role to acquire and supply fuels without cost to generators which do not have natural gas supply contracts currently in force. From March 1, 2025, since SE Resolution No. 21/2025, generators are authorized to make their fuel purchases (see Note 35.d) “CAMMESA” section).

Also, sales to the industrial segment, as well as to the CNG segment (modified by Decree No. 892/2020 and SE Resolution No. 447/2020) are based on the free negotiation between producers or sellers and clients.

Likewise, the Bases Law and Decree No. 1,057/2024 (see Note 35.l)) introduced the following amendments:

-

The figure of “underground natural gas storage authorizations in depleted natural hydrocarbon reservoirs” was incorporated, and the possibility for holders of an underground natural gas storage permit to apply for a hydrocarbon transportation authorization was established.

-	The distinction of types of concessions, authorizations and transportation licenses was regulated, identifying natural gas transportation licenses and/or their extensions granted under the Gas Law.

-	The Hydrocarbons Law was amended incorporating the activities of processing and storage of natural gas, as described in Note 35.a.1).

-

The possibility to request authorization to transport hydrocarbons for owners of projects and/or facilities for the conditioning, separation, fractionation, liquefaction and/or any other hydrocarbon industrialization process.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

Decree No. 1,053/2018

Following the expiration of the Public Emergency Law of 2002 in December 2017, and a few months after the implementation of the transition scheme, which included the agreement on the basic conditions for the supply of the Distribution segment, the performance of the contracts executed under the mentioned agreement was affected by a sharp devaluation of the peso in 2018 and by the decision of distributors to pay a natural gas price based on the exchange rate implicit in the tariff scheme approved for the 2018 winter period (lower than the price established under the Framework Agreement and the individual contracts). This triggered a renegotiation process of individual agreements with prices in U.S. dollars, which resulted in a reduction in the price of natural gas applicable to the October 2018 - December 2018 period, with no agreement being reached regarding the exchange rate differences to be contemplated.

On November 16, 2018, Decree No. 1,053/2018 was published, whereby the Argentine Government decided to take over, with respect to distributors and producers who had adhered to the scheme, the payment of the accumulated daily differences on a monthly basis between the price of natural gas purchased by distributors and the price of natural gas included in the tariff schemes effective from April 1, 2018 to March 31, 2019, in 30 consecutive monthly installments beginning on October 1, 2019.

Also, this decree established that since April 1, 2019, contracts between natural gas producers and distributors shall provide that the higher cost due to exchange rate variations shall never be transferred to natural gas full-service users.

On October 25, 2019, YPF adhered to the regime established under such decree, under which the Argentine Government has only paid the first installment, the remaining unpaid accrued as of the date of issuance of these consolidated financial statements.

On December 14, 2020, Law No. 27,591 was published, approving the budget for fiscal year 2021, and overruling Decree No. 1,053/2018.

The Company filed administrative claims with the Ministry of Economy requesting the payment of the second to the thirtieth installment under the regime plus interest and additional claims, which as of the date of issuance of these consolidated financial statements have not yet been resolved.

35.c.2) Exports of natural gas and LNG

Natural gas

Under the Gas Law and its Regulatory Decree, natural gas exports shall be authorized by the PEN, to the extent domestic supply is not affected, and a natural gas export regime was established, which includes firm and interruptible authorizations. During the Public Emergency Period of 2002, Argentine authorities adopted several measures restricting natural gas exports from Argentina.

Although the natural gas export regime was modified by numerous successive regulations since 2016, SE Resolution No. 774/2022 currently applies to natural gas exports, which specifies the terms and conditions of the Process to Award Licenses for the Export of Natural Gas through pipelines. Such process contemplates the firm export preference right granted under the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 (see Note 35.f.1)) to producers holding export licenses.

In 2024, the Bases Law and Decree No. 1,057/2024 (see Note 35.l)) approved natural gas exports following the same terms and conditions as for liquid hydrocarbon exports, as described in Note 35.a.1).

Regarding natural gas infrastructure, Decree No. 1,057/2024 established that in the case of exports that involve the construction of new natural gas pipelines or new connections to them and/or new facilities, the SE’s non-objection to the export of natural gas will not imply authorization for their construction or new natural gas pipeline connections, which will be authorized through the relevant procedures.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

LNG

In 2024, the Bases Law and Decree No. 1,057/2024 (see Note 35.l)) established a special regime for long-term firm export authorizations for LNG export permits, whose procedure was approved through SE Resolution No. 145/2025. The SE would have to verify the sufficiency of natural gas resources in Argentina to supply local demand and LNG export projects, and may oppose the request for export authorization, based on, among others, the lack of availability of natural gas to supply local demand. On April 21, 2025, SE Resolution No. 157/2025 was published, by which the SE approved the declaration of sufficiency of natural gas resources in Argentina that would supply local demand and LNG export projects for 63 years, which must be updated by the SE at least every 5 years.

When the SE does not object to a request, it will issue a “free LNG export authorization” granting firm export rights for 30 years from the start-up of the liquefaction plant or its expansions, and may not be subject to interruptions, restrictions or redefinitions in the future, and which may be transferred to third parties if certain conditions are met.

35.c.3) Regulatory requirements applicable to natural gas distribution

The Group participates in natural gas distribution through its subsidiary Metrogas.

The natural gas distribution system is regulated by the Gas Law, which together with its Regulatory Decree, other regulatory decrees, the Bidding Terms and Conditions, the Distribution License and the Transfer Agreement lay down the legal framework for Metrogas’ activities.

The Distribution License, the Transfer Agreement and the regulations issued under the Gas Law establish certain requirements regarding the quality of service, capital investments, restrictions for the transfer and encumbrance of assets, cross-ownership restrictions among producers, transporters and distributors of the natural gas, and the transfer of Metrogas’ shares.

Natural gas distribution tariffs were established in the Distribution License and are regulated by the ENARGAS.

Distribution License

The Distribution License authorizes Metrogas to provide the public distribution service of natural gas for a term of 35 years, renewable upon expiration, on December 28, 2027, for an additional term of 10 years pursuant to the Gas Law based on ENARGAS’ recommendation to the PEN regarding the substantial performance of all its obligations, and the performance of Metrogas in the preceding term.

Upon the expiration of the 35 or 45-year period, as appropriate, the Gas Law requires a new competitive bidding for such License, in which, if Metrogas has performed its obligations, it will have the option to equal the best bid submitted to the PEN by a third party.

Generally, upon the termination of a Distribution License for term expiration, Metrogas will be entitled to a consideration equal to the value of the designated assets or to the amount paid by the successful bidder in a new call for tenders, whichever is lower.

In 2024, the Bases Law and Decree No. 1,057/2024 (see Note 35.l)) allowed the providers of public natural gas distribution and transportation services to request the renewal of their licenses for an additional 20-year period.

Metrogas has various obligations under the Gas Law, including the obligation to comply with all reasonable service requests within its service area, unless it were uneconomic for the provider, and to operate and maintain its facilities in a safe manner, which may require certain investments to replace or improve the facilities, as established in the Distribution License.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

Also, the Distribution License specifies other obligations of Metrogas, including the provision of a distribution service, maintaining an uninterruptible service, operating the system in a prudent manner, maintaining the distribution network, making the mandatory investments, keeping certain accounting records and providing certain regular reports to the ENARGAS.

The Distribution License may be revoked by the Argentine Government, upon recommendation of the ENARGAS, among other reasons, for serious and repeated failure by Metrogas to meet its obligations and/or total or partial interruptions (attributable to Metrogas) in the uninterruptible service outside the periods stipulated in the Distribution License; for the sale, disposal, transfer and encumbrance of Metrogas core assets (except for encumbrance used to finance extensions and improvements in the natural gas pipeline system) and in the event of bankruptcy, dissolution or liquidation of Metrogas.

Additionally, the Distribution License provides that Metrogas will not take over its parent company’s debts or grant credits or encumber assets to secure debts or award any other benefit to its parent company’s creditors.

Tariff schemes and tariff renegotiations

With the enactment of the Public Emergency Law of 2002, the legal framework in force applicable to license contracts of public utility companies was affected. This law provided for the conversion into pesos of tariffs established in convertible U.S. dollars at the exchange rate established under Convertibility Law No. 23,928, the prohibition to adjust tariffs based on any foreign index, including the “U.S. PPI” established under the regulatory framework, and the process for renegotiating the public service contracts awarded by the PEN (including Metrogas’ Distribution License). The expiration of the Public Emergency Law of 2002 was extended successively until December 31, 2017, together with the terms for renegotiation of licenses and public service concessions.

Under the renegotiation process, on March 30, 2017, Metrogas executed a Memorandum of Agreement with the MINEM and the Ministry of Finance for the Adjustment of the Natural Gas Distribution License (“Comprehensive Memorandum of Agreement”), which set out the conditions to adjust the Distribution License and a series of guidelines for the RTI, which included the introduction of non-automatic mechanisms for semi-annual adjustment of the distribution tariff between 5-year tariff reviews (considering variations in prices and service costs). The Integral Tariff Minute, ratified by Decree No. 252/2018, comprises the contractual period from January 6, 2002 to the termination of the Distribution License.

Notwithstanding the variables contemplated for the RTI and tariff adjustment established thereunder, in 2019 the Argentine Government implemented several measures which significantly modified the economic and financial equation provided for in the RTI and in the mandatory investment plans submitted by distribution licensees, which caused a damage to Metrogas. Among the measures generating the most significant changes, thus causing lower revenues stand out, mainly for the deferral of the semi-annual tariff adjustment and higher costs related to the calculation of the UNG.

In consideration of the aforementioned, on October 11, 2019 Metrogas filed an administrative claim with the ENARGAS, requesting the review and adjustment of its mandatory investment plan as well as an economic compensation to restore the economic and financial balance, together with the reconsideration of certain regulatory measures. This claim was later updated due to the continuous impact of the Solidarity Law and the new measures adopted in 2020, which are described below.

On December 23, 2019, Law No. 27,541 (“Solidarity Law”) was published, declaring a state of public emergency in terms of economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and suspending the adjustment of tariff schemes for power and natural gas distribution and transportation under federal jurisdiction, until the effective date of the new provisional tariff schemes (Decree No. 1,020/2020). In addition, it delegated to the PEN the power to begin extraordinary reviews of current RTI and authorized the PEN to administratively intervene the ENARGAS for the term of 1 year, which was formalized by Decree No. 278/2020. The 1-year term was then extended by Decree No. 1,020/2020 until December 31, 2021 or until completion of the RTI.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

On December 17, 2020, Decree No. 1,020/2020 was published, ordering the commencement of the RTI for providers of power and natural gas public distribution and transportation services under federal jurisdiction, establishing a maximum negotiation term of 2 years, and providing for the elaboration of a RTT until completion of the RTI. On December 7, 2022, Decree No. 815/2022 was published, extending both the administrative intervention of the ENARGAS to January 1, 2024 or until completion of the RTI, and the RTI negotiation term to December 16, 2023.

On April 28, 2023, ENARGAS Resolution No. 190/2023 was published, approving the new transition tariff schemes to be applied by Metrogas to consumption from April 2023.

On December 18, 2023, Decree No. 55/2023 was published, ordering the commencement of the RTI (see Note 35.e)).

ENARGAS, through several resolutions, approved the transition tariff schemes to be applied by Metrogas until the rates resulting from the RQT came into force in accordance with the provisions of Decree No. 55/2023.

On April 30, 2025, ENARGAS Resolution No. 257/2025 was published, which approved: (i) the RQT corresponding to Metrogas; (ii) the segmentation of residential users; (iii) the investment plans for the five-year period 2025 - 2030; and (iv) the initial tariff scheme and the schemes of rates and charges corresponding to Metrogas effective as from May 1, 2025. The increase expected as a result of the RQT process will be effective in 31 consecutive monthly increases, which recognizes a cost for the deferral at a real weighted average cost of the capital employed rate in pesos of 7.64% and establishes that the increase in distribution tariffs for May 2025 applicable to residential users and general service customers will be 3%. The application of the remaining increase derived from the RQT will be completed in the remaining 30 installments, plus the recognition of the cost of the aforementioned deferral.

On June 5, 2025, SE Resolution No. 241/2025 was published, which established that the transportation and distribution tariffs will be adjusted on a monthly basis according to the variations in the indexes established by ENARGAS in the RQT, which correspond to the variation in equal parts of the IPC and the Internal Wholesale Price Index (“IPIM” by its acronym in Spanish) published by the INDEC.

On June 6, 2025, ENARGAS Resolution No. 363/2025 was published, which approved: (i) the methodology for the monthly adjustment of tariffs; and (ii) the tariff charts to be applied by Metrogas effective as from June 6, 2025.

ENARGAS, through several resolutions, approved the tariff schemes to be applied by Metrogas on a monthly basis within the framework of the RQT in accordance with the provisions of ENARGAS Resolution No. 363/2025.

Procedure for the compensation of the lower revenues received by distributors from their users

MINEM Resolution No. 508-E/2017 established the procedure to compensate the lower revenues received by natural gas distribution licensees from users, as a result of the application of benefits to users under the regulations in force in terms of the social tariff and discounts for lower consumption, and the higher costs of UNG compared to those established for their recognition in tariffs, applicable from January 1, 2018. However, on December 7, 2018, the ENARGAS notified the SGE certain observations claiming that the SGE did not recognize the adjustment regarding UNG and determined that all amounts received from January 2018 to November 2018, which until such date were of a provisional nature, should be set off with the amounts owed by the SGE to Metrogas. Also, the adjustments of actual values established under such procedure for the same period, and the excess in costs incurred from December 2018 to September 2019 were not recognized either.

This procedure complies with Article 20.2 of the Standard License approved by Decree No. 2,255/1992, which provides that distributors have the right to compensation for the lower revenues caused by those measures in order to maintain the payment chain related to the operation and maintenance of the natural gas public distribution service through networks, including the payment of invoices for the purchase of natural gas and to ensure the continuity in the provision of the said public service.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

On January 31, 2025, SE Resolution No. 24/2025 repealed as from February 1, 2025 MINEM Resolution No. 508-E/2017 and unified the compensation mechanisms for lower revenues received as a consequence of the application of incentive programs involving bonuses on the price of natural gas in the PIST. The amounts to be compensated will be deducted from the amounts to be paid by distributors to natural gas producers and will be directly compensated by the SE through the Plan GasAr 2023-2028.

Decree No. 943/2025 (see Note 35.c.4)) repeals the current regulations that created the social tariff benefit program for residential users with lower payment capacity.

Note from ENARGAS related to YPF’s equity interest in Metrogas

On December 28, 2016, Metrogas received a Note from ENARGAS, requesting to adjust Metrogas’ equity structure in compliance with deadline provided for in the Public Emergency Law of 2002 and in compliance with Article 34 of the Gas Law. In this regard, it should be noted that YPF indirectly acquired a 70% interest in Metrogas in a transaction that was approved by ENARGAS Resolution No. I/2,566 dated April 19, 2013, and, following the merger with YPF Inversora Energética S.A. and Gas Argentino S.A. holds 70% of Metrogas shares.

On March 30, 2017, YPF filed an appeal for reconsideration requesting that the ENARGAS Note be revoked and a new decision be rendered setting a reasonable timeframe consistent with the current natural gas market situation, in order to comply with Article 34 of the Gas Law.

On June 15, 2017, YPF submitted to the ENARGAS a tentative schedule for the process of adjusting its equity interest in Metrogas, which was extended in detail on July 3, 2017. Such presentation does not imply the waiver of the aforementioned appeal.

On April 5, 2018, ENARGAS rejected the reconsideration appeal filed by YPF on March 30, 2017 by ENARGAS Resolution No. 313/2018. On October 8, 2018, YPF filed an appeal for the SGE to decide on the issue. As of the date of issuance of these consolidated financial statements, the appeal is pending resolution.

35.c.4) Targeted Energy Subsidy Scheme (“SEF”, by its acronym in Spanish)

On January 2, 2026, Decree No. 943/2025 was published, introducing the following amendments:

(i)

It unifies energy subsidies under national jurisdiction, creating the new SEF regime with the objective of providing vulnerable residential users with access to essential energy consumption, including natural gas, among others.

(ii)	It eliminates the segmentation of residential users provided for in ENARGAS Resolution No. 257/2025 and establishes the unification of their benefits into a single category.

(iii)

It established general subsidies to be applied to the Uniform Annual Price of natural gas (“PAU”) to be transferred to the tariff of beneficiaries for consumption from the effective date of the SEF. It also establishes additional subsidies for natural gas consumption for the year 2026.

(iv)	The current regulations on social tariffs are repealed.

(v)

As of the implementation of the SEF, the subsidies will apply exclusively to the annualized weighted average cost of the Plan GasAr 2023-2028 price, while no subsidies will apply to the supply cost derived from the LNG regasification or new natural gas contracts entered into outside the Plan GasAr 2023-2028.

The Decree gradually reinforces incentives for energy saving and conservation of natural resources by all households in the country, while advancing a targeted application of energy subsidies under national jurisdiction.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

The SEF regime formally entered into force on February 1, 2026, through Resolution SE No. 23/2026 and Resolution ENARGAS No. 48/2026. The SE, as the SEF enforcement authority, is empowered to issue the regulations and administrative acts necessary for the implementation of the criteria established in Decree No. 943/2025 and the restructuring of the subsidy regime.

35.d) Regulatory framework associated with electric power generation

The Group generates thermal conventional electrical energy and renewable energy through YPF EE and CT Barragán.

The basic regulatory framework for Argentina’s electricity sector is laid down under Law No. 15,336 of 1960, as amended by Law No. 24,065 of 1991, and regulated by Decrees No. 1,398/1992 and No. 186/1995 (collectively the “Regulatory Framework”). This Regulatory Framework is supplemented by SE regulations regarding generation and commercialization of electric power, including former SEE Resolution No. 61/1992. Also, in terms of generation of electric power from renewable sources, the Regulatory Framework is supplemented with specific regulations issued to promote their development (see “Renewable energies” section).

Law No. 24,065 implemented the privatization of state-owned companies in the electric power sector and divided the industry vertically into 4 categories: (i) generation; (ii) transmission; (iii) distribution; and (iv) demand. Also, the law organized the WEM (see “WEM” section), where generators of electric power are one of its players.

Under Law No. 24,065, the generation of electric power is defined as an activity of public interest developed in a competitive market. Generators of electric power from a thermal source (that is, generation by natural gas, petroleum liquids such as diesel and fuel oil, or coal), and from a renewable non-hydraulic source, do not require any concession from the state to operate. However, transmission and distribution activities are regulated as public services and hence are subject to concessions granted by the Argentine Government.

In turn, the provinces can regulate the electrical systems within their relevant territories, being their enforcement authority. However, if a participant of the provincial electrical sector connects to the Argentine Electricity Grid (“SADI”, by its acronym in Spanish), it must also meet federal regulations.

ENRE is the agency regulating, auditing and controlling the electric power industry.

On July 7, 2025, Decree No. 450/2025 was published, which approves the following amendments to the Regulatory Framework associated with electric power generation: (i) maximum competition and free contracting is guaranteed to generators; (ii) supply contracts will be freely negotiated between the parties; (iii) the figure of “storer” is introduced as the owner of energy storage facilities; (iv) the figure of “free user” is introduced, who, together with large users, may contract independently and for own consumption the energy supply; (v) allows the PEN to authorize generators, distributors and/or large users to build, at their exclusive cost and to satisfy their own needs, a line and/or extension of the transmission grid, which will not provide a public transportation service; and (vi) the extensions of the SADI may be of free initiative and at the own risk of whoever executes them.

CAMMESA

CAMMESA is responsible for SADI’s National Dispatch of Loads. CAMMESA’s main function is the technical and administrative coordination of electric power supply and demand within a real-time operation system, which includes determining the production schedule of all generation plants of the system in order to balance production with demand. CAMMESA also collects payments from all WEM agents and purchases and provides natural gas to generators, pursuant to the provisions of former SE Resolution No. 95/2013, Article 8, as amended by Resolution No. 12/2019 issued by the Ministry of Productive Development.

On January 28, 2025, SE Resolution No. 21/2025 was published, which, among other issues, provided that generators are authorized to make their fuel purchases, and their own fuels valued at the reference price and accepted in the Variable Cost of Production (“CVP” by its acronym in Spanish) statements will be recognized. Also, spot generators will be able to manage their own fuel and CAMMESA will continue to act as fuel supplier of last resort in the event that the spot generator opted not to do so.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

On October 21, 2025, SE Resolution No. 400/2025 was published, which approved the “Rules for the Standardization of the WEM and its Progressive Adaptation”, which detail among others the modifications for the management of fuels, the determination of prices and the operation of the term market and the spot market, as from November 1, 2025.

WEM

The WEM is composed of a term market, with contracts for quantities, prices and conditions freely agreed between sellers and buyers, a spot market where prices are established on an hourly basis according to the economic cost of production, represented by the short-term marginal cost as measured at the system load center (market node), and a quarterly stabilization system for spot market prices, intended for distributor purchases.

Price of electricity dispatch and spot market

In order to meet energy demand, CAMMESA prioritizes energy units with the lowest variable cost of production, progressively moving towards units with the highest variable costs of production, until the entire demand is covered. Thus, CAMMESA must define an optimum market price considering the typical hourly demand curves and the existing limitations of the system. This procedure must be used to project future SAID and WEM requirements. However, gaps between projections and prevailing market conditions generate differences between distributors’ energy purchases at seasonal prices and payments to generators for sales of energy at spot prices.

Since the enactment of the Public Emergency Law of 2002 and the emergency of the electricity sector through Decree No. 134/2015, a series of temporary provisions modified the original pricing system. Among the main regulations published, the resolutions related to the following stand out: management and dispatch of fuels, calls for tenders for the provision of additional thermal generation and associated electric power production capacity, subject to special remuneration mechanisms, formalizing commitments through contracts between generators and CAMMESA; calls for tenders to incorporate new efficient electric energy generation through the closing of open cycles and co-generation; and resolutions by the SE implementing new remuneration mechanisms for the power energy generation sector.

On February 26, 2020, SE Resolution No. 31/2020 set the conversion to pesos of the remuneration of generation units not committed under contracts (set in U.S. dollars since former SEE Resolution No. 19/2017). Subsequently, the SE, through new resolutions has been determining increases in the aforementioned remuneration regime.

As regards the remuneration regime of authorized thermal generators, it was provided that their remuneration would be composed of a payment for the monthly available power, a payment for generated power and another for operated power, plus another payment for energy generated in hours of maximum thermal requirement.

Renewable energies

In recent years, Argentina issued regulations in order to regulate and incorporate renewable energies into the WEM and to promote their development through incentives in the form of tax benefits and preferential or subsidized tariffs. Thus, in 2006, Law No. 26,190 was enacted, which established a National Promotion Regime for the Use of Renewable Energy Sources, subsequently amended in 2015 by Law No. 27,191. These regulations, among other issues, set targets for the consumption of renewable energies for all electricity consumers, and specifically, for large users in terms of the minimum percentage of electricity from renewable energies they are required to consume, and establish tax benefits for eligible projects.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

Among the main regulations aimed at encouraging the use of renewable energy, the following stand out:

-

Former MEyM Resolution No. 281-E/2017, approving the Renewable Energy Term Market (“MATER”), which allows large users to meet their consumption quotas of electric power from renewable sources through: (i) the joint purchase system (through CAMMESA); (ii) the signing of private Power Supply Agreements (“CAE”, by its acronym in Spanish); or (iii) the development of a self-generation or co-generation project. As a general principle, the CAEs signed on the MATER (outside the joint purchase system) may be freely negotiated between the parties.

-

The RenovAr Program (Rounds 1, 1.5, 2 and 3) established under former MEyM Resolutions No. 136/2016, No. 252/2016, No. 275/2017, and former SGE Resolution No. 100/2018, which feature calls for bids for contracting electric power from renewable energies on the WEM, in compliance with their respective bidding terms and conditions.

35.e) Decree No. 55/2023 “Emergency in the National Energy Sector”

On December 18, 2023, Decree No. 55/2023 was published declaring the emergency in the national energy sector with respect to the generation, transportation and distribution of electric energy under federal jurisdiction, and transportation and distribution of natural gas. Such declaration and the actions arising from it would be effective until December 31, 2024. Such decree established: (i) the commencement of the RTI of the providers of such public services, whose effective term shall not exceed December 31, 2024; and (ii) the intervention of the ENARGAS and the ENRE from January 1, 2024.

On December 18, 2023, ENARGAS Resolution No. 704/2023 was published in order to put into consideration through public hearing: (i) the transitional adjustment of tariffs for the public service of natural gas transportation and natural gas distribution through networks; (ii) the transfer to tariffs of the price of purchased natural gas; (iii) the determination of the monthly price update for tariffs of the public service of natural gas transportation and natural gas distribution through networks; (iv) the treatment of the impact of the price of natural gas on UNG; and (v) the reversal of the Gasoducto Norte pipeline. On February 15, 2024, ENARGAS Resolution No. 52/2024 was published which declared the validity of the aforementioned public hearing and established that the approval of the transitory tariffs will take place within 30 days of the publication of this resolution.

On November 20, 2024, Decree No. 1,023/2024 was published extending the emergency of the national energy sector until July 9, 2025. Also, it provided: (i) the extension of the intervention of ENRE and ENARGAS until the constitution, commencement and appointment of the members of the Board of Directors of National Regulatory Agency for Gas and Electricity (“ENRGE”, by its acronym in Spanish); and (ii) that the entry into force of the tariff schemes resulting from the RTI initiated pursuant to Decree No. 55/2023 could not exceed form July 9, 2025.

On June 2, 2025, Decree No. 370/2025 was published extending the emergency of the national energy sector until July 9, 2026. It also provided for the extension of the intervention of ENRE and ENARGAS until July 9, 2026 or until the constitution, commencement and appointment of the members of the Board of Directors of the ENRGE.

On July 7, 2025, Decree No. 452/2025 was published, establishing the ENRGE and granting a term of 180 days for its commencement of operations.

On January 27, 2026, Decree No. 49/2026 was published extending the emergency of the national energy sector until December 31, 2027 and establishing a maximum price for the sale on the domestic market of natural gas resulting from the regasification of imported LNG for supply during the winter periods of 2026 and 2027.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

35.f) Incentive programs for hydrocarbon production

35.f.1) Incentive programs for natural gas production

With the purpose of increasing production and the offer of natural gas in the domestic market, considering the Argentina’s energy trade balance deficit, the Argentine Government implemented several programs to stimulate natural gas domestic production:

Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 (“Plan GasAr 2020-2024”)

On November 16, 2020, Decree No. 892/2020 was published, which approved the Plan GasAr 2020-2024, mainly aimed at: encouraging investments in natural gas production to meet demand requirements with domestic production; generating long-term certainty in the production and distribution sectors; ensuring the supply of the priority demand and the thermoelectric generation segment; and establishing a transparent, open and competitive system for the formation of natural gas prices.

The Plan GasAr 2020-2024, initially effective for a 4-year term, will be implemented through the execution of individual contracts between natural gas producers, distributors and sub-distributors (to satisfy the priority demand) and CAMMESA (to satisfy the thermoelectric generation demand). The Plan GasAr 2020-2024 provides that individual contracts shall be negotiated through an auction or bidding process for a total base volume of 70,000,000 m3/d for the 365 days of each calendar year of the plan term, ensuring demand aggregation mechanism allowing to meet natural gas requirements of the priority demand and power plants, plus exports in the non-winter period. Also, it established that the Argentine Government may decide to undertake the monthly payment of the portion of natural gas prices at the PIST in order to mitigate the impact of the cost of natural gas to be transferred to end-users. Thus, the Argentine Government shall pay each producer a compensation equal to the difference between the price billed to distributors and/or sub-distributors and the seasonal price tendered, as appropriate.

Additionally, participating producers shall undertake to reach a production curve per basin that ensures the maintenance and/or increase of current production levels, according to bids presented. If the production curve is not achieved, reductions proportional to the tendered price may be applied, including the eventual removal of the producer from the Plan GasAr 2020-2024. Also, penalties may be imposed if the investment commitment undertaken or the commitment to increase Argentine value added is not complied with.

On November 24, 2020, SE Resolution No. 317/2020 was published, calling a public tender for the effective award of the total base volume provided for under the Plan GasAr 2020-2024 and an additional volume for each of the winter periods from 2021 to 2024.

On December 16, 2020, SE Resolution No. 391/2020 (supplemented by SE Resolution No. 447/2020) was published, which awarded the base natural gas volumes and approved natural gas prices at the PIST corresponding to the awarded volumes. Under this resolution, the Company was awarded an annual natural gas supply of up to 7,628.5 Mm3 (20.9 Mm3/d, the total volume tendered in the auction, all corresponding to the Neuquina basin, in line with a committed production curve of 30 Mm3/d). From the total committed volume, 56% will be used to cover the demand of power plants through CAMMESA and the remaining 44% will be used to supply distributors’ priority demand.

On March 4, 2021, AFIP General Resolution No. 4,939/2021 was published, establishing a procedure to register, apply for and assign tax credit certificates under the securities system established in Annex to Decree No. 892/2020 with the purpose of supporting the payment of the compensation to be borne by the Argentine Government as defined in the such annex.

As of December 31, 2025, the Company has received compensations from the National Government for an accumulated total amount of 203,088.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

On November 4, 2022, Decree No. 730/2022 was published, which approved the Plan GasAr 2023-2028 which authorizes the SE to implement a system for the supply of volumes, terms and maximum reference prices of natural gas at the PIST, applicable to supply contracts between suppliers and buyers, ensuring free price formation and price transparency under Plan GasAr 2023-2028, in compliance with Law No. 24,076 and the volumes to be established by the SE in order to guarantee the optimal supply of the demand considering the transportation capacity.

In addition, the Plan GasAr 2023-2028 modifies the scheme for natural gas export licenses, establishing export quotas to be assigned to participating producers according to certain criteria, in compliance with the respective regulations. However, no export license holder may export in each seasonal period more than 30% of the total volume authorized to be exported or more than 50% of its delivery commitment under the Plan GasAr 2023-2028, whichever is lower, in compliance with the respective regulations.

On December 23, 2022, SE Resolution No. 860/2022 was published, which established: (i) the approval of the national public tender called by Resolution SE No. 770/2022; (ii) the extension of the delivery commitments undertaken by producers under the Plan GasAr 2020-2024 for the supply of distribution and sub-distribution licensees, ENARSA and CAMMESA, from January 1, 2025 to December 31, 2028 for a volume of up to 20,900,000 m3/d; and (iii) the award of natural gas volumes to suppliers. Under this resolution the Company was awarded an annual volume of natural gas supply corresponding to the Neuquina basin of up to 965,000 m3/d (“Base Gas January”) and a natural gas volume in the winter period of up to 3,250,000 m3/d (“Peak Gas 2024”) under the Plan GasAr 2023-2028.

On September 27, 2023, SE Resolution No. 799/2023 was published, awarding the Company monthly volumes of natural gas supply to the Northwest basin for the October 2023 - December 2028 period under the Plan GasAr 2023-2028.

On March 27, 2024, SE Resolution No. 41/2024 was published, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions made: (i) from April 1 and until April 30, 2024; (ii) from May 1 and until September 30, 2024; and (iii) from October 1 and until December 31, 2024; and instructed that, for the purpose of transferring the prices of natural gas to the tariff schemes of the public service of distribution of natural gas, ENARGAS issue the tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.

On 5 June 2024, SE Resolution No. 93/2024 was published, which approved natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from June 2024 and leaves without effect the instruction to ENARGAS to issue tariff schemes that reflect on a monthly basis the variation of the exchange rate of the prices of natural gas to be transferred to the tariff schemes.

On November 1, 2024, Resolution No. 18/2024 of the Secretariat of Mining and Energy Coordination was published, which modify SE Resolution No. 93/2024 approving the natural gas prices at the PIST in U.S. dollars corresponding to the awarded volumes entered into within the framework of the Plan GasAr 2023-2028 which will be applicable for natural gas consumptions from November 2024. See Note 35.c.3).

The SE, through several resolutions, approves the natural gas prices at the PIST to be passed-through to end-users in connection with current contracts entered into within the framework of the Plan GasAr 2023-2028.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

The SE, through several complementary notes to SE Resolution No. 21/2025, instructed CAMMESA to apply a new order of priority for the dispatch of natural gas and established that the acquisition of said fuel will be carried out through 2 modalities: (i) auctions by CAMMESA for the purchase of spot volumes; and (ii) bids by which generators auction volumes with a maximum reference price based on round 4.2. of the Plan GasAr 2023-2028.

On December 29, 2025, SE Resolution No. 606/2025 was published, establishing amendments to the Plan GasAr 2023-2028 applicable to producers who voluntarily agree to the transfer of natural gas purchase agreements that ENARSA has with said producers and distributors, establishing a direct relationship between them, without ENARSA’s intermediation. Once the transfer is complete, producers will receive monthly payments for the portion of the injection price charged by the National Government corresponding to the volumes delivered to distributors, through the compensation mechanism established in the Plan GasAr 2023-2028.

On January 23, 2026, Decree No. 26/2026 was published, establishing that the National Government may assume responsibility for the monthly payment of a portion of the PAU (see Note 35.c.4)) defined by the SE within the framework of the Plan GasAr 2023-2028 in order to reduce the cost of natural gas payable by the end user. The SE will determine, with the assistance of ENARGAS, the amount that may be equal to, less than, or greater than the market price resulting from the auction awards adjusted for the seasonal factor. The difference between the defined PAU and the market price resulting from the auction awards adjusted for the seasonal factor, regardless of whether it is positive or negative, will be borne by the National Government or deducted from the amount payable by it, as appropriate.

As of December 31, 2025, the Company has received compensations from the National Government for an accumulated total amount of 112,033.

35.f.2) Incentive programs for the domestic supply of LPG

With the purpose of ensuring the supply of LPG to the domestic market at affordable prices ensuring LPG availability to low-income users who have no access to the supply of natural gas through networks, the Argentine Government has implemented the following programs of relevance to the Company:

Bottle-to Bottle Program

Concerning the bottled LPG segment, the LPG Law (see Note 35.b.3)) established the creation of a trust fund to finance the consumption of LPG in 10, 12, and 15-kg bottles for low-income users having no access to natural gas distribution through networks, thereby granting the SE the power to establish reference prices.

In 2015, in the context mentioned above, the Bottle-to Bottle Program was created by Decree No. 470/2015, subsequenty regulated through SE Resolution No. 49/2015. The purpose fo this program is to maintain price stability in the commercialization chain of butane and propane to be used in 10, 12 and 15-kg bottles and in certain supply areas. As provided for under Bottle-to Bottle Program regulations, at present the SE establishes, on an annual basis, the quotas of butane for the supply of the domestic market by producers, and the reference prices applicable on each ocassion to bottled LPG for residential use. Under the Bottle-to Bottle Program, producers would be paid a compensation, which was finally set at 0 from February 1, 2019 by SGE Resolution No. 15/2019.

On August 19, 2024, SE Resolution No. 216/2024 was published, which resolved to eliminate the maximum prices applicable set for bottled LPG for residential use and replace them with an uncapped reference price system.

On January 24, 2025, SE Resolution No. 15/2025 was published, which established that producers’ sales prices to fractionators must not exceed the export parity price. Likewise, producers must ensure that LPG is continuously and sufficiently available for the domestic market.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

Propane Network Agreement

In order to guarantee the stability of the conditions for the supply of undiluted propane through networks, on December 27, 2002, the Ministry of Economy entered into an agreement with LPG producers for the supply of propane gas for distribution networks of undiluted propane gas effective until April 30, 2003 and renewable for a maximum term of 1 year. Several laws and/or decrees were authorized to extend this agreement. In 2025, a new amendment to the Propane Networks Agreement was signed, extending its term until December 31, 2025.

35.f.3) Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013

Decree No. 929/2013 provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (“Promotional Regime”), both for conventional and unconventional hydrocarbon exploitation projects. Inclusion in this Regime may be applied for by holders of hydrocarbon exploration permits and/or exploitation concessions and/or any third parties associated to such holders jointly with them, which have filed an investment project in foreign currency of at least 1,000, computed as of the date the project was filed, to be invested during the first 5 years of the project (this amount was modified in 2014 by Law No. 27,007 and reduced to 250).

The following are the main benefits established for entities reached by this regime: (i) they will be entitled, under the terms of Law No. 17,319, and from the fifth successive year counted since the commencement of their respective projects, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said projects, with a 0% export duty, should these be applicable; (ii) they will be entitled to free availability of 100% of any foreign currency obtained from the export of the hydrocarbons mentioned in the preceding item; and (iii) for periods where national production fails to meet domestic supply needs under the terms of Article 6 of Law No. 17,319, entities included in the regime will be entitled to obtain, from fifth year following the approval and commencement of their respective projects with respect to the percentage of liquid and gaseous hydrocarbons produced under such projects available for export as mentioned herein above, a price not lower that the reference export price, which will be determined without computing the incidence of export duties otherwise applicable. See Note 35.j), “Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013” section.

35.g) Investment incentive programs

Large Investment Incentive Regime (“RIGI”)

The Bases Law (see Note 35.l)) created the RIGI, regulated by Decree No. 749/2024 published on August 23, 2024 and its amendments, General Resolution No. 1,074/2024 of the Ministry of Economy published on October 22, 2024 and AFIP General Resolution No. 5,590/2024 published on October 23, 2024, which is intended to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights. This regime seeks to encourage investments, promote economic development, create employment and strengthen local production chains.

The RIGI is aimed at investment projects in the forestry industry, tourism, infrastructure, mining, technology, iron and steel, energy and oil and gas sectors, with a minimum investment per sector or subsector or productive stage equal to or greater than a range between US$ 200,000,000 up to US$ 900,000,000 in computable assets, as established by the enforcement authority. Interested parties have 2 years to adhere to the RIGI, submitting and obtaining the approval of an investment plan by the enforcement authority.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

The benefits of the RIGI include a 25% income tax rate, accelerated amortization of investments, non-expirable tax loss carryforwards, indexing tax losses by the Internal Wholesale Price Index (“IPIM”) published by the INDEC, and exemptions from import and export duties, among others. In addition, foreign exchange incentives are established, such as the free availability of foreign currency on a staggered basis obtained from exports and certain flexibility related to financing. The RIGI guarantees tax, customs and foreign exchange regulatory stability for 30 years from accession, protecting investment projects from more burdensome legislative changes.

As of the date of issuance of these consolidated financial statements, the following projects of the Group adhered to the RIGI:

-	LNG Project, through our subsidiary Sur Inversiones Energéticas, for the installation of two floating natural gas liquefaction plants to obtain LNG.

-	Vaca Muerta Sur Project, through our associate VMOS, for the construction of a crude oil transportation infrastructure project.

-	El Quemado solar farm, through our joint venture YPF EE, for the construction of a solar farm for electricity generation.

On August 29, 2024, the BCRA issued Communication “A” 8,099 that regulates the exception to the settlement obligation applicable to proceeds from exports of goods and services for the Single Project Vehicle (“VPU”, by its acronym in Spanish) under the RIGI and, among other provisions, establishes additional requirements for such VPUs to access to the Foreign Exchange Market for outflows of funds. Likewise, it provides that direct investment contributions into the VPU made in kind by means of the delivery of capital goods qualify as having been transferred into Argentina and settled through the Foreign Exchange Market for purposes of the RIGI, to the extent said conditions are met. Communication “A” 8,099 also clarifies that the RIGI foreign exchange benefits cannot be accumulated with other foreign exchange incentives, whether existing or to be created in the future.

On February 19, 2026, Decree No. 105/2026 was published, introducing amendments to the RIGI mainly for hydrocarbon exploration and exploitation projects registered in the RIGI in accordance with the Basic Law. The most relevant aspects are as follows:

-	The possibility of accessing the RIGI is extended for one year, until July 2027.

-	It regulates a specific regime for activities related to the hydrocarbon industry that meet certain conditions defined in said decree.

-	The minimum amount for offshore projects is reduced.

-	The application of certain RIGI tax benefits to the hydrocarbon sector is modified, including accelerated depreciation, among others.

-	Certain aspects of the tax and exchange treatment of Argentine companies are aligned with VPUs.

-	It is recognized that infrastructure with pre-existing projects does not constitute non-compliance, provided that traceability and technical/economic separation exist.

-

Specific customs benefits are regulated, such as importation without duties or quotas for capital goods, inputs, and spare parts. Duty exemption requires an independent technical report to justify goods not listed as capital goods.

-	Suppliers under the regime may import up to 50% of intermediate goods, which may be increased with authorization.

-	The operational framework for exchange rate benefits is defined, with rules for the free availability of foreign currency, debt repayment, and transfers abroad.

-	The enforcement authority and evaluation procedures are determined, granting the Ministry of Energy a central role in approval, monitoring, and sanctioning.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

35.h) Tax regulations

35.h.1) Income tax

Law No. 27,468, published on December 4, 2018, established that the inflation adjustment procedure for taxation purposes will be applicable for fiscal years beginning January 1, 2018. In the first, second and third fiscal years since it became effective, this procedure shall be applicable if the variation in the CPI, estimated from the beginning to the end of each of those years exceeds 55%, 30% and 15%, for the first, second and third year of application, respectively. From the fourth year, i.e., fiscal year beginning on January 1, 2021, the procedure will apply to the extent the CPI variation accumulated over 36 months prior to the applicable fiscal year end exceeds 100%. Considering that the CPI as of December 31, 2025, 2024 and 2023 exceeds the mentioned parameters, the Group applied the tax adjustment for inflation in its income tax estimate.

On June 16, 2021 Law No. 27,630 was published, introducing the following amendments to the Income Tax Law:

-

The income tax rate for companies and permanent establishments, applicable to fiscal years beginning on or after January 1, 2021, was modified. To such end, it introduced a scale of rates ranging from 25% and 35% to be applied according to the taxpayer’s accumulated taxable net profit, and such amounts will be adjusted annually according to the CPI.

-	The distribution of dividends and profits to individuals, undivided estates and foreign beneficiaries is subject to a 7% rate.

Income tax pre-payment for taxpayers with extraordinary income

On July 21, 2023, AFIP General Resolution No. 5,391/2023 was published, establishing a one-time extraordinary pre-payment on account of the income tax for taxpayers which, in their tax returns for fiscal year 2022 or 2023, as appropriate, meet the following conditions: (i) have reported a taxable income, without applying tax loss carryforwards, of at least 600 million of pesos; and (ii) have not determined any income tax. This extraordinary pre-payment is estimated by applying 15% on the taxable income of the fiscal year immediately preceding that in which the pre-payment is to be recorded, without considering tax loss carryforwards.

Budget Law 2023 - Deferral of tax adjustment for inflation

On December 1, 2022, Law No. 27,701 was published, which introduced changes to the Income Tax Law, establishing the possibility of deferring the tax adjustment for inflation contemplated under such law corresponding to the first and second fiscal years beginning in January 2022, allowing to record, at taxpayer’s choice, one third of the adjustment in such fiscal year and the remaining two thirds in equal parts in the immediately following two periods. This benefit will only be admissible for subjects whose investment in the purchase, construction, manufacturing or final import of fixed assets, except automobiles, in each of the 2 fiscal periods immediately following the calculation of the respective first third, is equal or higher than 30,000 million of pesos.

35.h.2) Personal assets tax - Substitute taxpayer

Individuals and foreign entities, and undivided estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to a personal assets tax of 0.50% of the value of any shares or ADS issued by Argentine entities. The tax is levied on the Argentine issuers of such shares or ADS, such as YPF, which must pay this tax as substitutes for the respective shareholders and is based on the equity value (following the equity method), or the carrying amount of the shares derived from the last financial statements as of December 31 of each year. Under the Personal Assets Tax Law, the Group is entitled to seek reimbursement of the tax paid by the shareholders subject to such tax, using the reimbursement method the Group considers appropriate.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

35.h.3) Fuels tax

From the existence of market prices for petroleum products following the deregulation of the hydrocarbon sector, Law No. 23,966 established a tax on liquid fuel transfers, which levied certain types of fuels, replacing the former regime based on regulated prices. Since August 2003, the calculation method originally consisting of a fixed value per liter according to the respective type of fuel was replaced by a rate on the average sales price

Later, under the Law No. 27,430 (“Tax Reform”), the new mechanism was modified reestablishing the fixed amounts per liter, which are adjusted quarterly based on variations in the CPI.

Incentive Regime for the Internal Supply of Fuels (“RIAIC”, by its acronym in Spanish)

On June 16, 2022, Decree No. 329/2022 was published, creating a promotion regime that allows refining and/or integrated refining companies to receive an amount equal to the sum they have to pay as tax on Liquid Fuels and Carbon Dioxide (“Tax on fuels”) for diesel imports, which may be applied to pay such tax.

On February 22, 2023, Decree No. 86/2023 was published, through which the RIAIC is reestablished, recognizing an amount equivalent to what refining companies and/or integrated refiners must pay as fuel tax for diesel and gasoline imports made between January 1 and February 28, 2023, which could be applied to the amount to be paid for such tax up to a limit of 20% and 17% of the sales in the domestic market of imported diesel and gasoline, respectively, that meet certain requirements established in said decree and its corresponding regulation.

On July 10, 2023, SE Resolution No. 570/2023 was published, extending the effective term of the RIAIC established through Decree No. 86/2023 for all import operations of diesel and gasoline carried out from March 1, 2023, to April 30, 2023, that meet certain requirements established in said decree and its corresponding regulation.

On September 7, 2023, Decree No. 461/2023 was published, which reestablished the RIAIC for all import operations of diesel and gasoline carried out from August 1, 2023, to October 31, 2023, that meet certain requirements. On November 23, 2023, SE Resolution No. 952/2023 was published, which extended the effective term of the provisions of Decree No. 461/2023 for all import operations of diesel and/or gasoline carried out until November 30, 2023.

35.h.4) Tax for an Inclusive and Solidary Argentina (“PAIS Tax”, by its acronym in Spanish)

On July 24, 2023, Decree No. 377/2023 was published, through which the scope of the PAIS Tax established by Law No. 27,541 of 2019 to import operations of certain goods and services when access to the Exchange Market is required for their acquisition and payment.

The rates applied to foreign currency purchases are: (i) 25% for the acquisition of certain services abroad or provided in the country by non-residents; (ii) 7.5% for contracting, abroad or in the country by non-residents, freight services and other transport services for the import or export of goods; and (iii) 7.5% for the import of goods, except for those mentioned in section 2 paragraph e) of Decree No. 377/2023 and its corresponding regulations. On December 13, 2023, Decree No. 29/2023 was published, which increased the rates mentioned in items (ii) and (iii) to 17.5%.

On September 2, 2024, Decree No. 777/2024 was published, which reduced to 7.5% the rate applied to foreign currency purchases for contracting, abroad or in the country by non-residents, freight services and other transport services for the import or export of goods and for the import of goods, except for those mentioned in section 2 paragraph e) of Decree No. 377/2023 and its corresponding regulations.

On December 24, 2024, the PAIS Tax ceased to be in effect.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

35.h.5) Tax benefits for price agreements

On August 26, 2023, Decree No. 433/2023 was published, which established tax benefits effective until October 31, 2023, for entities entering into price agreements for the domestic market with the Secretariat of Commerce of the Ministry of Economy or adjusting those agreements already in effect. These tax benefits include the suspension of the payment of the PAIS Tax for certain goods, the reduction to 0% of the rate of export duties for certain tariff headings, facility plans for the payment of export duties by certain productive sectors and the extension of the payment term of certain taxes and social security obligations. On October 26, 2023, by Decree No. 551/2023, these tax benefits were extended until December 31, 2023.

35.i) Customs regulations

35.i.1) Export duties

Export duties, taxes and other charges related to transactions carried out under the “Export Increase Program” and related to Decree No. 492/2023, Decree No. 549/2023, Decree No. 597/2023 and Decree No. 28/2023 shall be paid using as tax base the amount resulting from the foreign currencies received and settled in accordance with such decrees and their supplementary regulations (see Note 35.j)).

Hydrocarbons

Since September 2018, hydrocarbon export duties which had previously been effective since 2000 and were suspended in January 2017, were reestablished. Mechanisms varied from setting a fixed amount to establishing rates on the taxable value or FOB value.

On May 19, 2020, Decree No. 488/2020 was published, establishing a floating rate for hydrocarbon export duties ranging from 0% (when the Brent crude oil price is equal to or below 45 US$/bbl) to 8% (when the Brent crude oil price is equal to or above 60 US$/bbl). Decree No. 488/2020 was effective until December 2021, however, export duties established in such decree continue to be applied in the absence of new regulations.

On December 31, 2020, Decree No. 1,060/2020 was published, establishing a 4.5% export duty rate on goods included in Chapter 29 of the Mercosur Common Nomenclature (“NCM”), in which ethanol and methanol, among others, are included.

On January 29, 2026, Decree No. 59/2026 was published, establishing new export duties for conventional crude oil ranging from 0% (when the Brent crude oil price is equal to or below US$65/bbl) to 8% (when the Brent crude oil price is equal to or above US$80/bbl), repealing the rate established in Decree No. 488/2020 for this type of crude oil. The regulation came into effect on February 20, 2026, through Resolution SE No. 42/2026.

Agricultural products

On March 4, 2020, Decree No. 230/2020 was published, which established a 33% tax (maximum tax rate allowed under Law No. 27,541) on the export of soybean and soybean byproducts. Tax rate on export of wheat, corn and sorghum remained at 12%.

On October 5, 2020, Decree No. 790/2020 was published, by which the export duties on soybean and soybean byproducts, such as soybean oil and soybean meal, are fixed at 33% and 31%, respectively. Such export duties were in force from January 2023.

On January 27, 2025, Decree N° 38/2025 was published, which established a temporary reduction in export duties for products such as soybean, soybean byproducts, grains, among others. The new rates were fixed at 26% for soybean, 24.5% for soybean byproducts such as soybean oil and soybean meal, and 9.5% for grains such as wheat, corn and sorghum, until June 2025.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

On July 31, 2025, Decree No. 526/2025 was published, which established the permanent reduction in export duties established by Decree No. 38/2025. As from such date, the rates are set at 26% for soybean, 24.5% for soybean byproducts such as soybean oil and soybean meal, and 9.5% for grains such as wheat, corn and sorghum.

On December 12, 2025, Decree No. 877/2025 was published, by which export duties on soybean, soybean byproducts, grains, among others were set. As from such date, the rates were set at 24% for soybean, 22,5% for soybean byproducts such as soybean oil and soybean meal, 8,5% for corn and sorghum, and 7,5% for wheat.

35.i.2) Customs collections

On March 29, 2023 AFIP General Resolution No. 5,339/2023 was published, suspending, until December 31, 2023, the application of exclusion certificates from the income tax and VAT collection regimes for final imports of goods.

In addition, in order to calculate income tax prepayments, collections as a result of the said suspension may no longer be computed, and in certain cases, computing VAT collections is temporarily restricted.

On August 26, 2023, AFIP General Resolution No. 5,407/2023 was published, which until October 31, 2023: (i) suspends the application of the provisions of AFIP General Resolution No. 5,339/2023 for the import of certain tariff headings; and (ii) excludes the application of the customs collection regimes of income tax and VAT on the import of certain tariff headings. In both cases, these tariff headings are determined by the SE and provided the imports are made by taxpayers indicated by the SE to such end. On November 1, 2023, by AFIP General Resolution No. 5,441/2023, the effective term of these provisions was extended until November 30, 2023.

On December 29, 2023, by AFIP General Resolution No. 5,476/2023, the provisions of AFIP General Resolution No. 5,339/2023 were extended until June 30, 2024, eliminating the temporary restrictions for computing VAT collections.

Subsequently, through AFIP General Resolution No. 5,520/2024 of July 1, 2024 and ARCA General Resolution No. 5,624/2024 of December 30, 2024, the provisions established by AFIP General Resolution No. 5,339/2023 and its amendments were extended until June 30, 2025.

On February 28, 2025, by ARCA General Resolution No. 5,655/2025, all the provisions described above were repealed. Such resolution is applicable to final imports completed as from March 1, 2025.

35.j) Regulations related to the Foreign Exchange Market

All foreign exchange transactions are subject to the requirements and regulations set forth in the ordered text on Foreign Exchange and Foreign Trade of the BCRA (“Foreign Exchange Regulations”).

Through these regulations, the BCRA establishes that access to the Foreign Exchange Market to purchase foreign currency and/or make transfers abroad requires prior approval, except for certain exceptions that comply with the conditions established in the Foreign Exchange Regulations, including:

-	The acquisition of shares in the capital stock of local and/or foreign companies.

-	The payment of freight services for goods export operations.

-	The payment of interest accrued as of January 1, 2025.

-	The collection of export proceeds for the payment of principal and interest on foreign financial debt.

-	Prepayment of principal and interest on foreign financial debt more than three business days prior to maturity.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

-

Prepayment of principal and interest on certain local financial debt in foreign currency, simultaneously requiring the settlement of funds for the issuance of new local financial debt in foreign currency.

-

The payment, in Argentina or abroad, of principal and interest on debt through the issuance of debt securities in foreign currency, provided that such securities have been fully subscribed abroad and all funds obtained have been settled through the Foreign Exchange Market.

-	The payment of dividends to non-resident shareholders accrued from fiscal years beginning on or after January 1, 2025.

-	The payment of imports of goods with customs entry registration as of December 13, 2023, and services provided and/or accrued as of that date.

Additionally, in order to access the Foreign Exchange Market, the BCRA requires the presentation of a sworn statement confirming that: (i) all foreign currency holdings in Argentina are deposited in local bank accounts, and that there are no liquid assets available abroad and/or Argentine certificates of deposit representing foreign shares (“CEDEAR”) for an aggregate amount in excess of US$ 100,000; (ii) in the 90 calendar days prior to accessing the Foreign Exchange Market, it has not executed certain sales transactions with settlement in foreign currency, exchange for foreign assets, acquisition with pesos of securities issued by non-residents, CEDEARs, private debt securities issued abroad, deliveries of funds in local currency or other local assets in exchange for foreign assets, crypto assets, and/or securities deposited abroad, and the commitment is required not to carry out this type of transaction within 90 calendar days after accessing the Foreign Exchange Market, plus a commitment not to execute such transactions within 90 calendar days of accessing the Foreign Exchange Market; (iii) in the 90 calendar days prior to accessing the Foreign Exchange Market, no deliveries of funds in pesos or other liquid local assets were made in Argentina to direct controllers or members of the economic group.

Likewise, during 2025, the BCRA announced other measures to make the foreign exchange rate regime more flexible, including: (i) the dollar exchange rate on the Foreign Exchange Market may fluctuate between a minimum and maximum range, eliminating the crawling peg adjustment mechanism; and (ii) the “blend” dollar is eliminated (see section “Export Increase Program”).

Furthermore, funds received from abroad originating from certain transactions must be settled through the Foreign Exchange Market, under the conditions and terms established by the BCRA in the Foreign Exchange Regulations.

Export Increase Program

In relation to settlements through the Foreign Exchange Market of funds received from abroad, from October 2023 to April 2025, the proceeds from exports of certain goods and services related to the hydrocarbon industry, pre-financing and/or post-financing of exports or advance payments of exports, among others, made under the Export Increase Program could be partially used for the purchase and sale of securities quoted in foreign currency and settled in pesos at the percentages and terms determined in the Foreign Exchange Regulations, with the remaining percentage to be settled on the Foreign Exchange Market.

In April 2025, the Export Increase Program was repealed, and as of that date, payments for exports of goods and services, pre-financing and/or post-financing of exports, or advance payments for exports must be deposited and settled in full through the Foreign Exchange Market within a general period of 20 days.

Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013

On December 13, 2024, the BCRA issued Communication “A” 8,155 that allows exporters that have a project included in the Investment Promotion Regime for the Exploitation of Hydrocarbons established by Decree No. 929/2013 to obtain compliance before the financial entity for the part of the export permit that is covered by “Certificate Decree 929/2013” issued under the provisions of Resolution No. 26/2023 of the SE. See Note 35.f.3).

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

35.k) Decree of Necessity and Urgency (“DNU”, by its acronym in Spanish) No. 70/2023

On December 21, 2023, Decree No. 70/2023 was published, declaring the state of public emergency in economic, financial, fiscal, administrative, pension, tariff, health, and social matters until December 31, 2025. This decree repeals, introduces, and/or amends certain laws. The main measures established include the following: (i) reforming the structures of existing subsidies in order to ensure that final users have access to basic and essential electricity and natural gas consumption; (ii) calculating the cost of basic consumption based on the tariffs of each supply point; (iii) defining mechanisms related to the allocation of subsidies and their collection by users; (iv) amending the LGS and Law No. 23,696 (“State Reform Law”) to establish that no prerogatives or advantages of public law will be granted to companies in which the National Government is a shareholder; (v) amending Law No. 20,680 (“Supply Law”) which granted the Ministry of Economy’s Secretariat of Commerce the power to impose regulations and sanctions related to the supply and distribution of goods; and (vi) repealing Decree No. 1,060/2000 which set maximum deadlines to contracts for the exclusive supply of fuels signed between oil and gas companies and gas stations and limited to 40% the interest of the former in the networks of gas stations commercializing the brands of their property.

Although the DNU No. 70/2023 needs to be debated and ratified by at least one of the chambers of the National Congress, its provisions are effective since December 29, 2023, except for some provisions that have been subject to precautionary measures that suspended their validity. On March 14, 2024, the Chamber of Senators of the National Congress rejected the Decree No. 70/2023. As of the date of issuance of these consolidated financial statements, is pending to be considered by the Chamber of Deputies of the National Congress, and it is not possible to anticipate the evolution of the modifications set out in such DNU nor the new measures that might be announced nor its impacts.

35.l) Law of Bases and Starting Points for the Freedom of Argentines No. 27,742 (“Bases Law”) and Regulatory Decree No. 1,057/2024 (“Decree No. 1,057/2024”)

On July 8, 2024, the Bases Law was published, which introduced several amendments to the Argentine legal framework including, among others: (i) the declaration of emergency in administrative, economic, financial and energy matters for a term of 1 year; (ii) the administrative reorganization of the National State; (iii) the privatization of certain companies and corporations wholly or majority owned by the National State; (iv) amendments to the Administrative Procedures Law No. 19,549; (v) amendments in the energy and oil and gas matters (see Notes 35.a.1), 35.b.1) and 35.c.1)); (vi) the creation of the RIGI to encourage large investments with tax, customs and exchange benefits, guaranteeing legal certainty and the protection of acquired rights (see Note 35.g)); and (vii) a labor and union reform.

On November 28, 2024, Decree No. 1,057/2024 was published, which regulated various aspects of the Bases Law. See Notes 35.a.1), 35.b.1) and 35.c.1).

35.m) CNV Regulatory Framework

Information requirements as Settlement and Clearing Agent and Trading Agent

As of the date of issuance of these consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

In accordance with the regulations to the CNV, the Company is subject to the provisions of Section 5 c), Chapter II, Title VII of the regulations to the CNV, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV rules, as of December 31, 2025, the equity of the Company exceeds the minimum equity required by such rules, which amounts to 803.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

35. MAIN REGULATIONS (cont.)

Documentation keeper

According to the dispositions established in Article 48, Section XII, Chapter IV, Title II of the CNV rules, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

-	AdeA Administradora de Archivos S.A. located in Barn 3 - Route 36, Km. 31.5 - Florencio Varela - Province of Buenos Aires.

-	File S.R.L., located in Panamericana and R.S. Peña - Blanco Encalada - Luján de Cuyo - Province of Mendoza.

-	Custodia Archivos del Comahue S.A. - Parque Industrial Este, Block N Plot 2 - Capital of Neuquén, Province of Neuquén.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in Section 5, Subsection a.3, Section I, Chapter V, Title II of the CNV rules.

Additional and/or complementary information

According to the dispositions established in Article 3, item 7, section d), Chapter III, Title IV of the CNV rules relating to the disclosure requirement of unpaid accrued dividends on preferred shares, we inform that the Company has not issued any preferred shares.

According to the dispositions established in Article 3, item 7, section e), Chapter III, Title IV of the CNV rules relating to the disclosure requirement of the conditions, circumstances and deadlines for the cessation of restrictions to the distribution of unappropriated retained earnings and losses and/or reserves, we inform that the restrictions to the distribution of unappropriated retained earnings and losses and/or reserves are detailed in Note 31.

In accordance with the limits set forth in Article 31 of the LGS and in accordance with the provisions of Article 6, Chapter III, Title IV of the CNV regulations, we inform those investments in other companies, excluding those with complementary or integrating corporate purpose, do not exceed such limits.

Effect of the translation of the shareholders’ contributions

In accordance with the requirement of the Section 5, Chapter III, Title IV of the CNV rules, the table below discloses the translation effect originated in the accounts of “Capital”, “Adjustment to capital”, “Treasury shares” and “Adjustment to treasury shares” of the equity:

	2025	2024	2023
Amount at the beginning of year	4,043,221	3,163,700	686,343
Other comprehensive income	1,651,982	879,521	2,477,357

Amount at the end of year	5,695,203	4,043,221	3,163,700

In addition, as of December 31, 2025, 2024 and 2023, the translation effect corresponding to the “Issuance premiums” account amounts to 927,670, 658,873 and 515,808, respectively, and is included within “Other comprehensive income”.

As of December 31, 2025, 2024 and 2023, the translation effect corresponding to the accounts “Share-based benefit plans”, “Acquisition cost of treasury shares” and “Share trading premium” amounts to (94,076), (65,845) and (50,512), respectively, and is included within “Other comprehensive income”.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The tables below presents the balances with associates and joint ventures as of December 31, 2025, 2024 and 2023:

	2025
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract liabilities	Contract assets
	Non-current	Current	Current	Non-current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	8,787	8,043	-	5,924	46,995	-	-
Profertil (1)	-	-	-	-	-	-	-	-
MEGA	-	-	46,895	-	-	32	194	4,238
Refinor (2)	-	-	-	-	-	-	-	-
OLCLP (3)	-	-	-	-	-	-	-	-
Sustentator	-	-	-	-	-	-	-	-
CT Barragán	-	-	1	-	-	-	-	-
OTA	-	902	1	-	-	5,126	-	-
OTC	-	-	-	-	-	-	-	-

	-	9,689	54,940	-	5,924	52,153	194	4,238

Associates:
CDS	-	-	1,289	-	-	-	-	-
YPF Gas	-	-	14,120	-	-	1,131	-	-
Oldelval	222,908	18,970	70	-	6,748	47,529	-	-
Termap	-	-	-	-	-	2,271	-	-
GPA	-	-	-	-	-	2,948	-	-
OTAMERICA	67,081	-	1,267	-	865	4,193	-	-
Gas Austral	-	-	200	-	-	8	-	-
VMOS	-	22,559	77,220	-	-	-	64,119	-

	289,989	41,529	94,166	-	7,613	58,080	64,119	-

	289,989	51,218	149,106	-	13,537	110,233	64,313	4,238

	2024
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract liabilities	Contract assets
	Non-current	Current	Current	Non-current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	3,792	3,665	-	2,766	44,087	-	-
Profertil (1)	-	150	14,498	-	-	16,773	-	-
MEGA	-	-	51,473	-	-	862	-	16,099
Refinor (2)	-	-	11,219	-	-	866	-	-
OLCLP (3)	-	501	5	-	-	2,801	-	-
Sustentator	-	-	41	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-	-
OTA	-	-	3	-	-	2,278	-	-
OTC	-	-	-	-	-	-	-	-

	-	4,443	80,904	-	2,766	67,667	-	16,099

Associates:
CDS	-	15	561	-	-	-	-	-
YPF Gas	-	1,109	20,728	-	-	1,252	-	-
Oldelval	144,944	4,620	63	-	4,329	13,136	-	-
Termap	-	-	-	-	-	2,846	-	-
GPA	-	-	-	-	-	3,471	-	-
OTAMERICA	19,259	8,030	170	-	559	4,437	-	-
Gas Austral	-	-	323	-	-	21	-	-
VMOS	-	17,354	-	-	-	-	-	-

	164,203	31,128	21,845	-	4,888	25,163	-	-

	164,203	35,571	102,749	-	7,654	92,830	-	16,099

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

	2023
	Other receivables		Trade receivables	Investments in financial assets		Accounts payable	Contract liabilities	Contract assets
	Non-current	Current	Current	Non-current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	3,687	4,084	2,826	-	31,595	-	-
Profertil (1)	-	306	11,569	-	-	12,366	-	-
MEGA	-	-	12,183	-	-	116	-	2,209
Refinor (2)	-	-	10,045	-	3,116	930	-	-
OLCLP (3)	-	222	-	-	-	1,775	-	-
Sustentator	-	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	-	-	-	-
OTA	-	3	35	-	-	1,017	-	-
OTC	-	-	-	-	-	675	-	-

	-	4,218	37,916	2,826	3,116	48,474	-	2,209

Associates:
CDS	-	199	2	-	-	-	-	-
YPF Gas	-	921	4,615	-	-	477	-	-
Oldelval	34,964	-	26	3,425	-	7,798	-	-
Termap	-	-	-	-	-	1,895	-	-
GPA	-	-	-	-	-	1,183	-	-
OTAMERICA	-	-	99	487	-	3,273	-	-
Gas Austral	-	-	132	-	-	6	-	-
VMOS	-	-	-	-	-	-	-	-

	34,964	1,120	4,874	3,912	-	14,632	-	-

	34,964	5,338	42,790	6,738	3,116	63,106	-	2,209

(1)	See Note 3.
(2)	Since October 28, 2025 Refinor is a subsidiary of YPF, see Note 3.
(3)	Since June 4, 2025, OLCLP is a subsidiary of YPF, see Note 3.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below present the transactions with associates and joint ventures as of December 31, 2025, 2024 and 2023:

	2025			2024			2023
	Revenues	Costs and expenses	Net interest income (loss)	Revenues	Costs and expenses	Net interest income (loss)	Revenues	Costs and expenses	Net interest income (loss)
Joint Ventures:
YPF EE	27,951	172,914	117	22,817	106,994	295	7,730	39,736	183
Profertil (1)	90,874	138,649	-	93,017	114,453	(15)	24,003	40,888	16
MEGA	475,409	1,264	119	347,833	9,887	34	82,703	782	298
Refinor (2)	72,111	12,353	515	62,585	10,040	1,419	28,878	6,673	47
OLCLP (3)	432	5,377	-	974	12,847	-	330	4,442	-
Sustentator	-	-	-	31	1	-	293	3	-
CT Barragán	9	-	-	8	-	-	3	-	-
OTA	49	30,263	-	34	18,922	-	68	2,879	-
OTC	-	-	-	-	39	-	-	1,038	-

	666,835	360,820	751	527,299	273,183	1,733	144,008	96,441	544

Associates:
CDS	9,059	-	22	557	-	9	131	-	-
YPF Gas	105,615	3,513	59	62,694	3,413	(126)	15,188	1,767	115
Oldelval	654	161,824	3	509	59,035	19	121	19,720	11
Termap	-	25,154	-	-	21,056	-	-	6,883	-
GPA	-	30,262	-	-	20,686	-	-	5,654	-
OTAMERICA	4,991	60,820	1	112	28,122	-	81	8,478	-
Gas Austral	4,034	44	5	3,200	19	-	856	11	1
VMOS	121,888	-	-	-	-	-	-	-	-

	246,241	281,617	90	67,072	132,331	(98)	16,377	42,513	127

	913,076	642,437	841	594,371	405,514	1,635	160,385	138,954	671

(1)	On December 18, 2025, YPF sale its equity participation in Profertil. Transactions up to that date are presented in the joint venture section, see Note 3.
(2)	Since October 28, 2025 Refinor is a subsidiary of YPF, see Note 3.
(3)	Since June 4, 2025, OLCLP is a subsidiary of YPF, see Note 3.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, in the normal course of business, and considering being the main energy group of Argentina, the Group’s clients and suppliers portfolio encompasses both private sector as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (17)			Transactions
		Receivables / (Liabilities)			Income / (Costs)
Clients / Suppliers	Ref.	2025	2024	2023	2025	2024	2023
SE	(1) (16)	60,005	20,800	18,443	195,076	137,310	59,981
SE	(2) (16)	1,088	5,777	1,835	7,774	5,881	1,832
SE	(3) (16)	167	167	167	-	-	-
SE	(4) (16)	6,189	5,259	3,250	12,411	10,648	5,332
SE	(5) (16)	6,813	6,813	6,813	-	-	-
Secretary of Transport	(6) (16)	5,210	68	1,225	-	2,791	6,237
ARCA	(7) (16)	-	-	16,336	-	-	23,898
Secretary of Industry	(8) (16)	172	-	-	172	-	382
CAMMESA	(9)	126,908	82,315	47,845	536,405	416,099	118,393
CAMMESA	(10)	(2,087)	(1,979)	(2,725)	(20,475)	(43,502)	(15,130)
ENARSA	(11)	184,188	69,435	20,075	378,113	212,799	43,904
ENARSA	(12)	(47,674)	(70,561)	(49,640)	(58,718)	(64,680)	(41,227)
Aerolíneas Argentinas S.A.	(13)	47,540	28,307	34,653	368,144	289,856	115,317
Aerolíneas Argentinas S.A.	(14)	(20)	(13)	-	(10)	(13)	(262)
Agua y Saneamientos Argentinos S.A.	(15)	-	-	1,926	-	-	-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028, see Note 35.f.1).
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks, see Note 35.f.2) “Propane Network Agreement“ section.
(3)

Benefits for the recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks. They consist of financial compensations to distributors, sub-distributors, transporters and producers by recognizing the interest generated by the payment deferral granted to residential users of natural gas and undiluted propane gas through networks of 22% of the invoices issued from July 1, 2019 to October 31, 2019, recovered from regular invoices issued from December 1, 2019 and for 5 monthly, equal and consecutive periods.

(4)	Compensation for the lower income that natural gas distribution service by networks licensed companies receive from their users, see Note 35.c.3).
(5)	Compensation by Decree No. 1,053/2018. See Note 35.c.1).
(6)

Compensation for providing diesel to public transport of passengers at a differential price. They consist of economic compensations to hydrocarbon producing and refining companies committed to ensuring the supply of diesel in the necessary volumes to meet domestic needs.

(7)	Benefits of the RIAIC. See Note 35.h.3).
(8)

Incentive for domestic manufacturing of capital goods, for the benefit of AESA, through a fiscal bond be computed as a tax credit for the payment of national taxes (i.e., income tax, VAT and domestic taxes) provided that manufacturers have industrial establishments located in Argentina.

(9)	Sales of fuel oil, diesel, natural gas and transportation and distribution services.
(10)	Purchases of electrical energy.
(11)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(12)	Purchases of natural gas and crude oil.
(13)	Sales of jet fuel.
(14)	Purchases of miles for YPF Serviclub Program and publicity expenses.
(15)	Receivables for sales of assets.
(16)	Income from incentives recognized according to IAS 20, see Note 2.b.12) “Income from Government incentive programs” section.
(17)	Do not include, if applicable, the provision for doubtful trade receivables.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15, 16 and 22 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

Also, as of December 31, 2025 the Group holds Bonds of the Argentine Republic 2029 and 2030, BCRA Bonds (BOPREAL, for its acronym in spanish), and National Treasury Bonds (BONCAP) issued by the National Government identified as investments in financial assets (see Note 15).

Likewise, the Company indirectly holds 100% of the capital stock of CDNC and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”), but under the existing contractual agreements, it does not exercise the power to make the relevant financial and operative decisions, it does not fund its activities, and it is not exposed to any risks or benefits arising from its interest in those companies. Therefore, such interest has not generated any balances or results for the Company.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

36. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Considering the rights Chevron might exercise in the future over CHNC to have access to 50% of the exploitation concession of Loma Campana and other supplementary rights, and as guarantee for those rights and other obligations under the Project Investment Agreement (“LC Agreement”) that the Company and Chevron signed on July 16, 2013, a pledge was created in favor of Chevron over the shares of an affiliate of YPF that indirectly holds YPF’s interest in CHNC.

In this context and considering that YPF is the operator of Loma Campana Area, the parties executed a Project Obligations, Indemnities and Guarantee Agreement under which the Company makes certain representations and guarantees in relation to the LC Agreement. This guarantee relating to the operation and management of the Project does not include the project’s performance or the return on investment, both of which are at Chevron’s exclusive risk.

During fiscal years 2025, 2024 and 2023, YPF and CHNC carried out transactions, among others, the purchases of crude oil by YPF for 452,513, 484,882 and 147,556, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2025, 2024 and 2023 amounts to 18,842, 64,886 and 31,003, respectively.

On May 8, 2024, SE Resolution No. 58/2024 was published in the BO, which established an exceptional, transitory and unique payment regime for the balance of the WEM’s economic transactions of December 2023, January 2024 and February 2024 corresponding to the WEM’s creditors, and instructed CAMMESA to determine the amounts owed to each of them corresponding to such economic transactions, to be canceled as follows: (i) the economic transactions of December 2023 and January 2024, through the delivery of government securities denominated “Bonos de la República Argentina en Dólares Estadounidenses Step Up 2038”; and (ii) the economic transactions of February 2024, with the funds available in the bank accounts enabled in CAMMESA for collection purposes and with those funds available from the transfers made by the National Government to the “Fondo Unificado con Destino al Fondo de Estabilización”.

As of December 31, 2024, as mentioned above, the Group has recognized a charge for doubtful sales receivables of 34,218 in the “Selling expenses” line item in the statement of comprehensive income (see Note 2.b.7) “Impairment of financial assets” section), and in relation to our joint ventures YPF EE and CT Barragán a charge for such concept of 22,569 and 6,691, respectively, in the “Income from equity interests in associates and joint ventures“ line item in the statement of comprehensive income.

The table below presents the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the years ended December 31, 2025, 2024 and 2023:

	2025		2024		2023
Short-term benefits (1)	35,237		28,300		7,778
Share-based benefits (3)	38,458		29,523		675
Post-retirement benefits	1,099		783		200
Termination benefits	4,739		-		2,357

	79,533	(2)	58,606	(2)	11,010	(2)

(1)	Does not include social security contributions of 7,939, 6,467 and 1,708 for the years ended December 31, 2025, 2024 and 2023, respectively.
(2)

The accrued compensation for the YPF’s key management personnel, to the functional currency of the Company, correspond to US$ 56 million, US$ 59 million and US$ 14 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(3)	Includes Value Generation Plan, see Note 37.

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

•	Retirement plan

Effective March 1, 1995, the Group has established a retirement plan, through which it makes contributions to an investment fund for an amount equivalent to the amount contributed by each adhering member, between 3% and 10% of their monthly compensation, and has no legal or implied obligation to make additional contributions in the event that the mutual fund does not have sufficient assets to meet the benefits.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

The plan members will receive from the Group the contributed funds before retirement only in the case of voluntary termination under certain circumstances, dismissal without cause or in case of death or incapacity. The Group has the right to discontinue this plan at any time, without incurring termination costs.

The amount charged to expense related to the Retirement Plan was 5,010, 3,881 and 794 for the years ended December 31, 2025, 2024 and 2023, respectively.

•	Short-term benefit programs

The Group has short-term benefit cash payment programs applicable to certain employees. These programs are mainly based on the fulfillment of vice-presidency and unit objectives and may be increased based on individual performance. They are calculated considering the remuneration of each employee, the number of salaries assigned per salary category and certain key factors related to the fulfillment of these objectives. As of 2024, a new variable compensation program based on the Group’s results (“CVR”, by its acronym in Spanish) was implemented, to be paid whenever these results are positive.

The amount charged to expense related to the short-term benefit programs was 245,214, 209,595 and 89,445 for the years ended December 31, 2025, 2024 and 2023, respectively.

•	Share-based benefit plans

From the fiscal year 2013 the Company has decided to implement a share-based benefit plan aimed at aligning the performance of certain executive-level employees, managers and key or critical technical knowledgeable personnel, with the objectives of the strategic plan of the Company. This plan, organized in annual programs, consists in giving participation, through shares of the Company, to each selected employee subject to continued service for the period defined in the plan (period of up to 3 years from the grant date, “service period”), being this the only necessary condition to access the agreed final retribution.

Information related to the evolution of the quantity of shares, of the share-based benefit plans at the end of the years ended December 31, 2025, 2024 and 2023, is as follows:

Plan 2020 - 2023

At its meeting held on November 10, 2020, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2020-2023 effective for 3 years from July 1, 2020.

	2025	2024	2023
Amount at the beginning of the fiscal year	-	-	350,796
- Granted	-	-	-
- Settled	-	-	(271,817)
- Expired	-	-	(78,979)

Amount at the end of the fiscal year	-	-	-

Expense recognized during the fiscal year	-	-	22

The fair value of the share on the original grant date amounted to 4.75 dollars.

Plan 2021 - 2024

At its meeting held on September 23, 2021, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2021-2024 effective for 3 years from July 1, 2021.

	2025	2024	2023
Amount at the beginning of the fiscal year	-	478,097	818,823
- Granted	-	-	50,037
- Settled	-	(394,359)	(367,371)
- Expired	-	(83,738)	(23,392)

Amount at the end of the fiscal year	-	-	478,097

Expense recognized during the fiscal year	-	7,096	4,954

The fair value of the share amounted to 27.70 and 20.42 dollars as of December 31, 2024 and 2023, respectively. The 2021-2024 Plan was defined as payable in cash. Such change in the conditions of the plan did not have any significant effects.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Plan 2022 - 2025

At its meeting held on September 15, 2022, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2022-2025 effective for 3 years from August 1, 2022.

	2025	2024	2023
Amount at the beginning of the fiscal year	297,336	641,161	962,150
- Granted	622	890	69,176
- Settled	(267,819)	(301,392)	(320,649)
- Expired	(30,139)	(43,323)	(69,516)

Amount at the end of the fiscal year	-	297,336	641,161

Expense recognized during the fiscal year	1,554	1,683	572

The fair value of the share on the original grant date amounted to 6.67 dollars.

Plan 2023 - 2026

At its meeting held on August 16, 2023, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2023-2026 effective for 3 years from August 1, 2023.

	2025	2024	2023
Amount at the beginning of the fiscal year	436,175	720,368	-
- Granted	3,429	48,785	778,756
- Settled	(218,192)	(260,960)	(7,473)
- Expired	(14,444)	(72,018)	(50,915)

Amount at the end of the fiscal year	206,968	436,175	720,368

Expense recognized during the fiscal year	4,296	2,576	560

The fair value of the share on the original grant date amounted to 14.63 dollars.

Plan 2024 - 2027

At its meeting held on August 7, 2024, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2024-2027 effective for 3 years from August 1, 2024.

	2025	2024	2023
Amount at the beginning of the fiscal year	1,002,892	-	-
- Granted	19,181	1,002,892	-
- Settled	(388,274)	-	-
- Expired	(32,039)	-	-

Amount at the end of the fiscal year	601,760	1,002,892	-

Expense recognized during the fiscal year	7,164	2,394	-

The fair value of the share on the original grant date amounted to 18.14 dollars.

Plan 2025 - 2028

At its meeting held on October 9, 2025, the Company’s Board of Directors approved the creation of a new shared-based benefit plan for 2025-2028 effective for 3 years from August 1, 2025.

	2025	2024	2023
Amount at the beginning of the fiscal year	-	-	-
- Granted	676,090	-	-
- Settled	-	-	-
- Expired	-	-	-

Amount at the end of the fiscal year	676,090	-	-

Expense recognized during the fiscal year	5,667	-	-

The fair value of the share on the original grant date amounted to 34.35 dollars.

The weighted average remaining contractual life of the plans outstanding as of December 31, 2025, 2024, and 2023 amounts to 1.9, 2.0, and 1.7 years, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

37. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

In April 2024, the Company adopted the “Value Generation Plan”, which is a long-term remuneration program for eligible members of management of YPF with the objective of incentivizing extraordinary results in the long term and retaining key employees. Under this plan, the Company granted 4.6 million PSARs to plan participants comprising key employees of the Company. The PSARs provide beneficiaries the opportunity to receive an award to be settled in cash equivalent to the appreciation in the value of the common shares of the Company over a specified period of time. The amount to be paid upon exercise is the difference between the per share base price determined by the plan and the per share market value of the Company’s common shares as of the exercise date. The PSARs expire five years after their grant and begin to vest in the third year, subject to the fulfillment of certain conditions, including performance milestones related to the price of the Company’s common shares ranging from a minimum of US$ 30 per common share up to US$ 60 per common share. The beneficiaries of the PSARs are also required to remain in the Company for three years from the granting of the plan. The PSARs granted by the Company have a base price of US$ 16.17 per share, resulting in a weighted average fair value of US$ 8.75 per PSAR as of the granting date. The Value Generation Plan was approved by the Compensation and Nomination Committee of the Company, and its design and implementation were advised by an international consulting firm specializing in human resources management.

As of December 31, 2025 and 2024, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 20.8 per PSARs. The amount charged to expense in relation with Value Generation Plan was US$ 25 million and US$ 33 million, for the fiscal year ended December 31, 2025 and 2024, respectively. As of December 31, 2024, weighted average fair value was US$ 28.6 per PSARs.

PSARs expense is determined based on the grant-date fair value of the awards. Fair value is calculated using Monte Carlo simulation model, which requires the input of highly subjective assumptions, including the fair value of the Company’s shares, expected term and risk-free interest rate.

Note 2.b.11) describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 31.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

38. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	2025				2024				2023
	Amount in currencies other than the Peso		Exchange rate in force (1)	Total	Amount in currencies other than the Peso		Exchange rate in force (1)	Total	Amount in currencies other than the Peso		Exchange rate in force (1)	Total
Non-current assets
Other receivables
U.S. dollar	466		1,446.00	673,812	176		1,029.00	181,133	50		805.45	40,113
Bolivian peso	-		-	-	21		147.84	3,092	7		115.73	805
Trade receivables
U.S. dollar	-		-	-	-		-	-	30	(2)	805.45	23,948
Investments in financial assets
U.S. dollar	-		-	-	-		-	-	8		805.45	6,738

Total non-current assets				673,812				184,225				71,604

Current assets
Other receivables
U.S. dollar	676		1,446.00	976,984	226		1,029.00	232,470	133		805.45	107,475
Euro	1		1,698.91	2,151	-	(2)	1,068.62	296	-	(2)	889.38	51
Chilean peso	10,035		1.59	15,956	10,305		1.00	10,305	16,550		0.90	14,895
Swiss franc	-		-	-	-	(2)	1,136.43	341	-		-	-
Real	-		-	-	-		-	-	7		166.69	1,167
Trade receivables
U.S. dollar	621		1,446.00	898,569	638		1,029.00	656,575	429		805.45	345,585
Euro	-	(2)	1,698.91	115	-	(2)	1,068.62	63	-	(2)	889.38	17
Chilean peso	2,737		1.59	4,352	6,183		1.00	6,183	9,844		0.90	8,860
Real	-		-	-	-		-	-	60		166.69	10,001
Investments in financial assets
U.S. dollar	241		1,446.00	347,947	368		1,029.00	378,605	217		805.45	174,687
Cash and cash equivalents
U.S. dollar	440		1,446.00	635,922	524		1,029.00	538,683	943		805.45	759,396
Chilean peso	2,737		1.59	4,352	11,336		1.00	11,336	1,790		0.90	1,611
Real	-		-	-	-		-	-	2		166.69	333

Total current assets				2,886,348				1,834,857				1,424,078

Total assets				3,560,160				2,019,082				1,495,682

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

38. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO (cont.)

	2025				2024				2023
	Amount in currencies other than the Peso		Exchange rate in force (1)	Total	Amount in currencies other than the Peso		Exchange rate in force (1)	Total	Amount in currencies other than the Peso		Exchange rate in force (1)	Total
Non-current liabilities
Provisions
U.S. dollar	521		1,455.00	758,001	998		1,032.00	1,029,971	2,611		808.45	2,111,131
Real	-		-	-	-		-	-	10		166.69	1,667
Contract liabilities
U.S. dollar	180		1,455.00	261,205	113		1,032.00	116,883	-		-	-
Taxes payable
U.S. dollar	57		1,455.00	83,504	33		1,032.00	33,758	-		-	-
Lease liabilities
U.S. dollar	272		1,455.00	396,386	406		1,032.00	418,510	324		808.45	261,770
Loans
U.S. dollar	8,140		1,455.00	11,843,654	7,007		1,032.00	7,231,155	6,659		808.45	5,383,420
Real	-		-	-	-		-	-	6		166.69	1,000
Other liabilities
U.S. dollar	357		1,455.00	519,892	74		1,032.00	76,561	112		808.45	90,185
Accounts payable
U.S. dollar	4		1,455.00	5,820	5		1,032.00	4,701	4		808.45	3,353

Total non-current liabilities				13,868,462				8,911,539				7,852,526

Current liabilities
Liabilities associated with assets held for sale
U.S. dollar	1,178		1,455.00	1,713,545	2,133		1,032.00	2,201,617	-		-	-
Provisions
U.S. dollar	229		1,455.00	332,986	115		1,032.00	119,023	151		808.45	122,005
Contract liabilities
U.S. dollar	19		1,455.00	27,645	10		1,032.00	10,093	-		-	-
Income tax
Real	-		-	-	-		-	-	5		166.69	833
Taxes payable
Chilean peso	-		-	-	-		-	-	4,476		0.90	4,028
Real	-		-	-	-		-	-	9		166.69	1,500
Salaries and social security
U.S. dollar	89		1,455.00	129,495	53		1,032.00	54,380	10		808.45	7,715
Chilean peso	913		1.59	1,451	1,031		1.00	1,031	896		0.90	806
Real	-		-	-	-		-	-	2		166.69	333
Lease liabilities
U.S. dollar	297		1,455.00	432,423	369		1,032.00	381,134	340		808.45	274,822
Loans
U.S. dollar	2,320		1,455.00	3,375,674	1,865		1,032.00	1,924,774	1,366		808.45	1,104,012
Chilean peso	-		-	-	-		-	-	896		0.90	806
Real	-		-	-	-		-	-	37		166.69	6,168
Other liabilities
U.S. dollar	381		1,455.00	554,118	141		1,032.00	145,936	122		808.45	98,476
Accounts payable
U.S. dollar	1,053		1,455.00	1,532,201	1,301		1,032.00	1,342,952	1,270		808.45	1,026,712
Euro	19		1,713.12	32,675	12		1,074.31	12,992	16		894.71	14,760
Pound sterling	913	(2)	1.59	1,451	2,061		1.00	2,061	4,476		0.90	4,028
Yen	1		1,955.43	1,955	-	(2)	1,293.79	302	-	(2)	426.33	115
Swiss franc	3	(2)	9.32	28	6		6.58	39	9		5.74	53
Yuan	2		212.69	425	2		144.43	278	-		-	-
Real	1		1,841.16	1,841	-	(2)	1,141.31	11	-	(2)	963.12	115
Chilean peso	-		-	-	-		-	-	44		166.69	7,381

Total current liabilities				8,137,913				6,196,623				2,674,668

Total liabilities				22,006,375				15,108,162				10,527,194

(1)	Exchange rate in force at December 31, 2025, 2024 and 2023 according to the BNA.
(2)	Registered value less than 1.

English translation of the consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025, 2024 AND 2023

(Amounts expressed in millions of Argentine pesos, except shares and per shares amounts expressed in Argentine pesos, and as otherwise indicated)

39. SUBSEQUENT EVENTS

Asset exchange between YPF and Pluspetrol S.A. (“Pluspetrol”)

On January 22, 2026, the Company entered into an asset exchange agreement with Pluspetrol, whereby: (i) YPF agreed to transfer 44.44% of shares in VMI to Pluspetrol; and (ii) Pluspetrol assigns to YPF 50% of its interest in the “Aguada Villanueva,” “Las Tacanas,” and “Meseta Buena Esperanza” exploitation concessions, which corresponds to 100% of Pluspetrol’s interest in those blocks. As of the date of issuance of these consolidated financial statements, this agreement is subject to the fulfillment of closing conditions, including the issuance of a Provincial Decree authorizing the transfer of these blocks.

Issuance of ON

On January 27, 2026, the Company issued Additional Class XXXIV NO in the international market, maturing in January 2034, for a nominal amount of 550. The NO were issued at a price of 100.789%, resulting in a yield of 8.10%. The principal will be amortized in 3 consecutive annual installments of 30% in January 2032, 30% in January 2033, and the remaining 40% in January 2034.

On February 19, 2026, the Company issued Additional Class XLII NO in the local market, maturing in March 2029, for a nominal amount of 161. The NO were issued at a price of 102.86%, resulting in a yield of 6.50%. The principal will be amortized in a single installment upon maturity.

Acquisition of interest in the “Bandurria Sur,” “Bajo del Toro,” and “Bajo del Toro Norte” blocks

On February 1, 2026, YPF entered into a share purchase and sale agreement with Vista Energy S.A.B. de C.V. (“Vista”), whereby, subject to the fulfillment of closing conditions set forth in such agreement, YPF will acquire 16.3% of the shares and capital stock of Equinor Argentina S.A.U., owner of 30% of the “Bandurria Sur” exploitation concession.

Likewise, on the same date, YPF entered into an asset purchase agreement for the acquisition from Vista of a 15% stake in the “Bajo del Toro” and “Bajo del Toro Norte” exploitation concessions.

The consideration for both transactions amounts to 163, subject to a price adjustment at the closing of the transaction and a contingent price defined in said agreements.

If the conditions precedent are met, YPF will acquire: (i) indirectly, through its 16.3% stake in Equinor Argentina S.A.U., a 4.9% stake in the “Bandurria Sur” block, which, added to its current direct interest, will total 44.9% in that block; and (ii) a 15% interest in the “Bajo del Toro” and “Bajo del Toro Norte” blocks, which, added to its current interest, will total 65% in those blocks.

As of the date of issuance of these consolidated financial statements, there have been no other significant subsequent events whose effect on Group’s financial position, results of operations or their disclosure in notes to the financial statements for the fiscal year ended as of December 31, 2025, should have been considered in such financial statements under IFRS.

These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on February 26, 2026.

HORACIO DANIEL MARÍN President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 6, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer